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Follow-Up Materials

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JUN 23 2005
THOMSON FINANCIAL

FILE NO. 82- 34868 FISCAL YEAR 3-31-05

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DAT : 6/21/05

HBOS plc

Annual Report and Accounts 2004

ARLS
12-31-04

making growth work harder for shareholders

HBOS plc

At a glance

Key Financials

- Profit before tax and exceptional items up 22% to £2,059m
- Total lending to customers up 10% to £209.4bn
- Total customer deposits up 7% to £[illegible]
- Cost:income ratio improved to [illegible]%

Objectives

- To deliver value and simplicity to customers
- Long-term market share target in excess of 15% in all markets in which we operate
- A disciplined approach to cost management



HALIFAX

BANK OF SCOTLAND



BIRMINGHAM MIDSHIRES



TMB
Mortgages are our business

INTELLIGENT FINANCE

Key Financials

- Profit before tax and exceptional items up 25% to £1,376m in Corporate and up 8% to £262m in Treasury
- Corporate total lending to customers up [illegible]% to £78.8bn
- Corporate total customer deposits up [illegible]% to £38.6bn
- Corporate cost:income ratio improved to [illegible]%
- Treasury non-interest income up [illegible]% to £206m

Objectives

- To provide tailored, innovative and added value solutions for customers
- Focus on controlled asset growth and improved returns and credit quality to create shareholder value
- To further develop our Treasury products and services

BANK OF SCOTLAND CORPORATE



HBOS
Treasury Services



RFS



Hill Hire plc



CAPITAL BANK
MOTOR



LEX



drive

Key Financials

- Profit before tax and exceptional items up 20% to £1,067m
- Insurance sales up 9% to £1.7bn
- Investment sales up 13% to £1.4bn
- Funds under management up 12% to £87bn

Objectives

- To deliver value-for-money products and service to customers
- To attain 15% or greater share of our chosen investment and insurance markets
- To generate profitable growth from a position of financial strength and efficiency



HALIFAX



esure



Insight
INVESTMENT



ST. JAMES'S PLACE CAPITAL plc



FIRST ALTERNATIVE



St Andrew's
GROUP



CM
1824
CLERICAL MEDICAL

Key Financials

- Profit before tax and exceptional items up 17% to A$506m in Australia and up 41% to €148m in Ireland
- Total lending to customers up 15% to A$36.3bn in Australia and up 59% to €12.6bn in Ireland
- Total customer deposits up 28% to A$15.1bn in Australia and up 27% to €5.6bn in Ireland
- Cost:income ratio improved to 50.0% in Australia and 37.2% in Ireland

Objectives

Australia

- Firmly establish Customer Champion position
- Embed multi-brand strategy
- Accelerate East Coast market penetration

Ireland

- To be the No.1 Business Bank
- Expand on successful entry into retail market



BankWest

BANK OF SCOTLAND Ireland



CAPITAL FINANCE



St Andrew's
AUSTRALIA

BOS INTERNATIONAL

The presentation of these results reflects the divisional structure of HBOS in 2004; Retail, Corporate and Treasury, Insurance & Investment and International.

These two pages show the Divisional Highlights.

Retail

Profile

- HBOS's multi-brand, multi-channel Retail banking operations
  - branch, telephone and internet banking
  - joint venture, affinity and intermediary relationships
  - estate agency

Key Facts

- Nation's No.1 for retail savings with an estimated 16% market share
- Nation's No.1 for mortgages with an estimated market share of 22%
- New and switchers market share for bank accounts estimated at 25%
- 19% estimated market share of new credit card accounts

Corporate and Treasury

Profile

- Comprehensive range of corporate products and services
- Operating in large and diverse markets
- Range of specialist financing
  - acquisitions and joint ventures
  - housing and project
  - assets and motor

Key Facts

- Market leader in PFI/PPP
- Market leader in financing of MBOs & MBIs
- Expanding geographic reach in Europe and the USA
- Strong asset finance, leasing and motor businesses

Insurance & Investment

Profile

- Investment, personal lines insurance and asset management
- Distribution and channel diversity
- Bancassurance and wealth management
- Intermediaries and partnerships
- Internet and telephone

Key Facts

- Well established in the UK personal lines market with an estimated 8.5% market share
- Leading positions in household and creditor insurance, with fast growing motor insurance business
- No.1 investment business in the UK with market share of over 12%
- The UK's leading bancassurer

International

Profile

Australia

- Multi-channel retail products and services
- Insurance and investment business
- Corporate, Commercial and Business finance

Ireland

- Business banking
- Range of mortgage products

Key Facts

Australia

- Leading position in banking in Western Australia
- Successful entry into East Coast with A$1bn in deposits raised from 10,000 new customers in three months

Ireland

- Growth in Business banking deposits and lending balances in Ireland


Profit before tax (£bn)
2.3
2.9
3.8
4.6
04


Dividend per share (p)
28.0
29.4
30.9
32.95
04


Underlying earnings per share* (p)
47.7
56.1
68.5
84.3
04

Profit before tax up 22% in 2004

Dividend per share up 7%

Underlying earnings per share* up over 76% since 2001

Contents

01 Introduction
02 Chairman's Statement
04 Chief Executive's Statement
08 Retail
16 Corporate and Treasury
22 Insurance & Investment
30 International
36 Financial Review and Risk Management
47 Five Year Summary
48 Corporate Responsibility
52 The Board
54 Corporate Governance Report
59 Directors' Accounting Responsibilities
60 Report of the Board in relation to remuneration policy and practice
80 Directors' Report
81 Independent Auditors' Report
82 Accounting Policies
85 Consolidated Profit and Loss Account
86 Consolidated Balance Sheet
88 Company Balance Sheet
89 Consolidated Statement of Total Recognised Gains and Losses
89 Consolidated Cash Flow Statement
90 Notes on the Accounts
128 Shareholder Information

What do we mean?

Making growth work harder for shareholders is all about translating opportunities for growth into enduring returns for shareholders.

Since the merger in 2001 HBOS has seen three years of rapid growth and achieved a strong track record of financial performance.

This year's Annual Report and Accounts records further progress in value creation and charts the next stage of making growth work even harder for shareholders.

Chairman's Statement

Confidence in our own prospects



The 2003 Annual Report argued that it would be wrong to pursue our previous pace of growth in all our businesses, at all times. This proved to be a sensible cautionary approach to an environment characterised by a transition from lower interest rates to something approaching stability. Last year we therefore focused on profitability and security ahead of targeting further aggressive increases in market share.

Profits were up 22% to £4,592m with underlying earnings per share reaching a new high of 84.3p. The Board has therefore decided to recommend a final dividend of 22.15p bringing the total dividend per share to 32.95p.

These results continue a strong track record of performance during our first three years, which has seen underlying earnings per share increase by over 76%, the cost:income ratio fall from 49.2% to 37.9% and our return on equity increase from 15.1% to 19.7%. This performance emphasises the scale of the opportunity created by bringing Halifax and Bank of Scotland together.

For the year as a whole, the HBOS share price increased by 17% to finish the year at £8.48 – the second best performing major UK bank over the year although the best performing such bank over the past four years. We are pleased with this performance but strongly believe that our performance and prospects warrant a premium rating, firstly amongst UK banks and then amongst the wider peer group in Europe. In this Annual Report you will find the evidence and the clear intent to make this a reality for shareholders.

In our Retail business, restraint has served us well with a tight control on costs an added impetus to earnings as growth has moderated. As a result profit growth has again been strong despite some disappointments in Retail's credit performance where we plan to do better this year.

Corporate customers have been active during the year but we have opted to enhance returns by turning away additional activity that would otherwise dissipate margins. It is clear that our long-term relationship driven strategy best serves our shareholders' interests.

In 2004, we successfully completed the process of establishing our own underwriting capability for household insurance and general insurance is now firmly established as a core HBOS activity producing good growth and returns. As the stock market picked up during the year so too did sales in our Investment businesses. The prospect of further improvements in sales from an HBOS business which has turned itself into a market leader just as it switches from being a net user to a net provider of capital is particularly exciting.

Finally in our International businesses there is a buzz of activity as our teams in both Australia and Ireland strive to take growth away from incumbent providers. Our international aspirations at the start of 2005 are every bit as strong as we hoped they would be.

In 2003, we produced our compliance report one year earlier than required and have again produced in this report a full review of the Group's performance against the requirements of the new Combined Code on Corporate Governance. We have complied with the Code except in one instance where it was not practical for us to do so.

We have made progress in 2004 in the practical delivery of a Corporate Responsibility Standard that guides how we do business. Our policy embraces the responsibilities and standards you should expect as shareholders, customers, colleagues and suppliers. Regular benchmarking reports are scheduled to show how we are doing against our own demanding criteria.

The regulatory agenda is as demanding as ever. Regulation represents Society's permission to HBOS to exist and the minimum standards by which we are judged. We seek to work ever more effectively with the Government and our regulator. In particular, we welcome the FSA's more focused agenda and its commitment to risk based regulation. We are only too conscious that a number of initiatives emanating from Brussels may run counter to our own, the Government's and the FSA's objectives. In the midst of such change it is important that together we strike a common agenda to best protect the interests of our industry and our customers.

The provision for endowment compensation taken in this year's results relates to activity many years ago. Even so it serves to highlight an important lesson for us. We must always strive to discharge our responsibilities to customers in ways that will stand the test of time.

In 2004, Philip Yea left to take up the Chief Executive job at 3i. We were enormously fortunate to have Philip's input as a Non-executive Director since the merger and before that at Halifax. At the forthcoming AGM John Maclean retires having served nine years on the HBOS and Bank of Scotland Boards. John has been a tireless contributor across many parts of the business and I would like to offer my personal thanks and those of the Board to him for the quality of his input to the Boards and committees on which he has served.

Mike Ellis also announced his retirement in 2004 as Finance Director but typically stayed on to welcome and work for a period alongside Mark Tucker as the Group's new Finance Director. Mike Ellis had served at the Halifax as Treasurer, before joining the Board in 1997. As an Executive Director of first Halifax and then HBOS, Mike contributed hugely to the success of this business and will be sorely missed by the Board and colleagues alike. We welcome Mark Tucker to his new role and the experience he brings of the broader financial services marketplace having spent 17 years with Prudential, latterly as Chief Executive of Prudential Corporation Asia Ltd.

Finally this litany of praise and recognition would not be complete without a huge thank you to the 70,000 plus HBOS colleagues who turn fine words into action and hopes into results.

Last summer, as widely reported, we gave careful consideration to acquiring Abbey National. On the face of it the chance to acquire a major competitor was a unique opportunity to exploit very considerable synergies and create value for our shareholders. That we judged otherwise is testament to our confidence in our own prospects. That confidence was also instrumental in your Board's decisions on future dividend growth and share buybacks. Both will play their part in ensuring that we succeed in making growth work harder for our shareholders.

Finally on a personal note I am delighted to have been asked by my Board colleagues to stay on as your Chairman for a further three years from July. It is a huge honour for me to be a part of the team at HBOS and I look forward greatly to the next stage of our success together.

Dennis Stevenson
Chairman

Chief Executive's Statement

Our relentless focus on shareholder value



in 2004, good volume growth, tight cost control and resilient margins enabled us to achieve 20% plus profits growth and a significant increase in return on equity ('RoE'), just 0.2% short of our 20% target for 2004.

Profit before tax and exceptional items increased 23% to £4,770m. After charging £178m for exceptional items, profit before tax rose 22% to £4,592m.

Underlying earnings per share increased 23% to 84.3p while basic earnings per share also increased 23% to 78.1p. The Board is proposing a final dividend of 22.15p (up 8%) taking the full year dividend to 32.95p (up 7%). Underlying dividend cover has risen to 2.6 times (2.2 times in 2003). Having now reached our target of 2.5 times cover, dividend growth will match growth in earnings per share more closely.

Group RoE increased to 19.7% (17.7% 2003). Group Target RoE increased to 19.5% (17.7% 2003). Allowing for the reduction in profit in 2004 as a result of our move to underwrite household insurance, Group Adjusted Target RoE was just below our 20% target for 2004 at 19.8%.

In the short term, sales and market share ambitions must be adapted to economic conditions. As a result, in a number of markets in 2004 we adopted a steadily more cautious stance. Even so we delivered good volume growth. Total loans and advances to customers grew 12% to £316.4bn whilst total customer deposits grew 13% to £195.5bn. Investment product sales rose 13% to £1,381m of effective premium income and insurance sales increased 9% to £1,732m gross written premiums.

Underlying operating income, after charging for amounts written off fixed asset investments, general insurance claims and operating lease depreciation, rose 13% to £9,583m. Net interest income was 9% higher with non-interest income rising 23%.

Underlying operating expenses, excluding exceptional items, goodwill amortisation and operating lease depreciation, grew by less than 3% to £3,628m.

The ten point gap between income and cost growth pushed the Group's cost:income ratio down to 37.9% from 41.6% in 2003.

We will continue to seek further reductions in our cost:income ratio. But such reductions will not be achieved at the expense of investment either in customer service or future growth. Last year we added around 2,000 new customer facing jobs. The prospects of certain parts of our business call for a significant investment in people and infrastructure. In Bank of Scotland (Ireland), HBOS Australia and HBOS Treasury Services costs will therefore rise by around £100m in 2005. Across the rest of the Group, which accounts for around 90% of costs, we continue to target year on year productivity gains by containing cost growth to retail price inflation regardless of volume growth.

The Group net interest margin fell 7bps to 170bps (177bps full year 2003) although it was slightly higher in the second half (172bps H2, 168bps H1). The decline principally reflects the impact of higher LIBOR related funding costs on the Retail margin as, for most of the year, money markets anticipated base rate increases.

As a percentage of closing customer advances non-performing assets increased to 1.85% (1.75% end 2003), an increase in Retail being only partially offset by reductions in Corporate and International. Closing provisions were 0.79% of closing customer advances (0.79% end 2003) with coverage of non-performing assets ('NPAs') by total closing provisions and interest in suspense at 45% (48% end 2003). The Group charge for provisions was £1,201m (2003 £1,025m) representing 0.40% of average customer advances (0.39% in 2003).

Despite good asset growth, the total capital ratio increased to 11.8% (11.1% end 2003) and the Tier 1 capital ratio rose to 8.1% (7.6% end 2003). Retained earnings, the key indicator of our capacity to finance growth, rose 41% to £1,734m.

At the interim stage we reported that the target run rate for merger synergies had been achieved. The exceptional costs arising from the merger amounted to £48m (2003 £119m).

Industry-wide, last year saw a significant increase in the volume of mortgage endowment complaints as the media, the Financial Services Authority and companies themselves were more successful in encouraging customers to come forward. As a consequence we have set aside an exceptional amount of £130m to provide compensation for customers with a valid complaint.

In December we presented our assessment of the anticipated impact for HBOS of the change in accounting from UK GAAP to IFRS. In May we will report comparative figures for 2004 on an IFRS basis. Since December we have not changed our view of the likely impact on capital or earnings of the change to IFRS.

Divisional Performance
Retail

Profit before tax and exceptional items in Retail increased 22% to £2,059m as the division's consumer credentials and multi-brand strategy continue to be major drivers of value creation in HBOS. Our increasingly cautious approach to the mortgage market and the credit experience in parts of our unsecured lending book saw us tighten lending criteria appreciably. Even so, Retail achieved good growth in both customer lending (10%) and customer deposits (7%).

The Retail net interest margin for the year as a whole fell to 183bps (192bps 2003), just above the 182bps achieved in the first half. Product margins were stable and the decline was wholly attributable to higher LIBOR related wholesale funding costs.

Net interest income grew 8% and driven primarily by asset growth and related fee income, non-interest income rose 24%. Together they produced an 11% increase in total operating income. Total operating expenses were virtually unchanged compared to the previous year. The gap between revenue and cost growth widened to over 10%. As a result the Retail cost:income ratio fell to 44.1% (48.7% 2003).

Last year our market share of UK net mortgage lending was 17% (25% 2003). Throughout the year our pricing strategy was designed to target lower loan to value ('LTV') ratios. The average LTV for our entire book of mortgages fell again to 41% (43% end 2003) and the proportion of loans above 85% LTV fell to 7% (10% end 2003). In the current climate we will continue to manage down LTVs and target a market share of new lending between 15 and 20%.

The increasing maturity of our lending and a change in business mix largely account for the increase in non-performing assets which, as a percentage of closing customer advances, rose to 2.16% (1.81% end 2003). But the credit performance of parts of our unsecured lending book written in 2002 and 2003 was also a contributory factor. Through tightening lending criteria we have taken corrective action which we believe has been effective. The provisions charge as a percentage of average advances increased to 0.33% (0.30% 2003) with coverage of NPAs by total provisions (including interest in suspense) now standing at 37% (40% end 2003).

Taken together, savings balances and credit balances in bank accounts increased by £8.4bn (£10.8bn 2003) generating a small increase in HBOS's estimated share of UK Household Sector Liquid Assets to 15.9% (15.7% 2003).

With 1 million new bank accounts (estimated 25% of the new and switchers market) and 1.2 million new credit cards (estimated 19% of new credit cards), we continued to gain market share in basic banking products. Bank account credit balances and credit card outstandings grew by 12% and 30% respectively.

Good progress is also being made in servicing the small business banking market where competitors' pricing continues to present us with the opportunity to grow at their expense. In 2004 we acquired 29,000 new customers which enabled us to grow deposit balances by 21%.

Corporate and Treasury

In Corporate, profit before tax and exceptional items grew by 25% to £1,376m as Corporate converted controlled asset growth into improved credit quality and better returns for shareholders. The division's franchise in its key markets continues to strengthen. Last year the integration of the Corporate and Business banking divisions also yielded early cost savings.

Increased competition in a better trading environment reinforced our determination not to compromise our lending criteria. This, together with greater success in sell down activity as we sought to drive up returns and higher repayments, resulted in net lending to customers rising 9%. The Corporate net interest margin was little changed at 198bps (196bps 2003) and net interest income therefore grew by 10%.

Our clear focus on growing fees and commissions together with increased investment gains saw non-interest income rise 23%. Despite such gains the embedded profit in our investment portfolio increased during the year.

Corporate continued to expand its resources and infrastructure at pace but operational efficiencies arising from the integration of our Corporate and Business banking divisions saw costs, excluding operating lease asset depreciation, just 6% higher than in 2003.

The ten point gap between the growth in underlying operating income (16%) and underlying operating expenses (6%) meant that the Corporate cost:income ratio fell to 27.2% (29.8% 2003).

Throughout the year we saw improvements in credit quality performance indicators and NPAs as a percentage of closing advances fell to 1.45% (1.81% 2003). The provisioning charge as a % of average advances of 0.69% (0.66% 2003) resulted in coverage of NPAs by total provisions (including interest in suspense) of 71% (65% end 2003).

In Treasury, profit before tax and exceptional items rose 8% to £262m, as Treasury's clear focus on the development of Group customer revenues continued to generate high quality earnings for HBOS.

Despite a strong performance from our structured investment portfolio, net interest income reduced by 8% as we chose to lengthen the maturity profile of our wholesale funding liabilities. Conversely, as a result of increased sales of Treasury products to the Group and its customers, non-interest income grew by 32%. Overall, total operating income rose 11%.

Total operating expenses increased 20% as we continued to invest in the capability and infrastructure required to support our businesses internationally, address regulatory change and extend our ability to service our customers' needs. The cost:income ratio therefore rose to 29.9% (27.8% 2003).

Credit quality was such that no provisions for bad debts were required.

Insurance & Investment

HBOS's multi-brand multi-channel strategy enabled our Insurance & Investment businesses to deliver profits before tax and exceptional items 20% higher at £1,067m. After allowing for the reduction in profit due to the commencement of household insurance underwriting in January 2004, which defers profit recognition, the increase in profits was 29%.

Reported insurance profits fell 8% to £409m but profits rose 9% after allowing for the household insurance adjustment. Generally favourable underwriting experience and tight cost control allowed sales growth to feed directly through to profits.

Repayment insurance sales were 2% higher. Major new contracts enabled us to achieve an 18% increase in third party sales of repayment insurance which more than offset the 4% reduction in Group sales. Household insurance sales rose 8%, and for the first time, non-mortgage related sales exceeded mortgage related sales. With the successful launch of First Alternative, motor insurance sales rose 34% as esure itself moved into profit.

Benefiting from positive short term fluctuations in investment returns, investment profits rose 48% to £658m. Profits based on long term assumptions also increased by 48%. Increased new business volumes, efficiency gains and favourable experience were the key factors.

Strong growth in overseas sales (up 84%) and improved margins in the UK caused new business profitability in the intermediary channel to rise from 18% to 25% of effective premium income. This was largely responsible for the overall improvement in new business profitability to 28% of effective premium income (25% 2003).

All three investment product channels showed good sales growth with bancassurance up 12%, intermediary sales up 11% and St James's Place up 19%. Overall, UK sales of investment products grew 8% to £1,240m effective premium income increasing our market share to 12.2%. And for the first time this made HBOS the UK's No.1 provider of such products on this measure.

Dividend per share up 7%



International
In both Australia and Ireland we have set about exporting HBOS strategies with a proven track record of success in the UK, designed to capture business from incumbents. Profit before tax and exceptional items grew by 21% to £312m from our combined operations in Australia and Ireland. Profit before tax and exceptional items in Australia rose 17% to A$506m and in Ireland rose 41% to €148m.

Competitively priced product offerings with aggressive advertising has seen encouraging new business growth in Australia where we achieved advances growth of 15% alongside 28% growth in customer deposits. As a consequence of the product mix and higher funding costs, margins declined by 10bps to 212bps (222bps 2003). Tight cost control necessary during a period of growth and integration saw underlying cost growth contained at 8% with the cost:income ratio at 50.0% (50.3% 2003). Credit quality remained good with the provisions charge as a percentage of average advances falling to 0.13% (0.24% 2003). NPAs reduced to 0.45% of closing advances (0.72% 2003).

In Ireland where we consciously adopted the consumer champion positioning that has served us well in the UK, we also saw good growth, with customer lending up 59% and deposits up 27%. The 21% increase in underlying operating expenses is inclusive of Retail investment initiatives and the re-engineering of the Venture Capital business. The cost:income ratio nevertheless improved to 37.2% (39.2% 2003). Credit quality improved with the total provisions charge as a percentage of average advances at 0.17% (0.29% 2003). NPAs fell to 1.53% (1.86% 2003).

Outlook and Prospects
In 2005 we expect the UK economy to return to its trend rate of growth. Whilst consumer spending has slowed the prospects for employment remain bright and the trends in business investment appear healthy. Against this background we anticipate little change in the overall credit performance of our lending.

The housing market has seen a healthy shift in sentiment. Housing transactions have come back from last year's peak but prices remain underpinned by strong employment and interest rates that are at or close to a peak. In slower growth markets, Retail's momentum and rigorous cost discipline will continue to be a key source of advantage to HBOS.

Good levels of activity in our Corporate lending markets coupled with our continued commitment to controlled asset growth provide an encouraging backdrop for value creation in Corporate. In Treasury, through further extending our capability to meet the needs of both the Group and its customers, we are continuing to invest in the generation of a quality earnings stream.

Sentiment in stock markets is better than for some time as is already reflected in the performance of our investment businesses. As a market leader with particularly strong multi-channel distribution we are well placed to exploit the opportunities presented by the new "Sandler" products and depolarisation.

We do not anticipate significant shifts in underwriting experience across our personal lines businesses and we plan further investment in extending our distribution reach in order to gain market share.

In Australia and Ireland we are set to make good progress as we invest in the people and infrastructure we need to mount a serious challenge to the incumbents in each market.

Since the capital raising in early 2002 underlying earnings per share have increased by 76% and dividend cover has risen just above our target of 2.5 times. This has resulted in a near fourfold increase in retained earnings transforming our capacity to finance our own growth. This year we expect asset growth to moderate further and we also intend to adjust the balance between equity and preference capital in our balance sheet. At the end of last year our Tier 1 and total capital ratios were above their targets. We are therefore instigating a share buy back programme and in 2005 this will amount to up to £750m.

In HBOS's first three years, we have gained market share, achieved much improved efficiency and established higher shareholder returns. Our consumer credentials, our multi-brand strategy and the distinctive skills of our corporate team will ensure that we continue to deliver the growth necessary to achieve our 15 – 20% market share targets. Even with the merger behind us and recognising a slower growth environment, we can and will achieve further efficiency gains. But most important of all, we will also consolidate the gains we have made in shareholder returns. Central to this ambition are our cost discipline, dividend policy and capital management programme. Through them we will make growth work harder for shareholders.

James Crosby
Chief Executive

Retail

Divisional Chief Executive: Andy Hornby

Retail Profits*

Year	Profits
2004	£2,059m
2003	£1,687m

*Profits before tax and exceptional items

‘We continue to see attractive growth prospects in all of our main Retail businesses’

Retail Banker
of the Year


Retail Banker International

One card


VISA

Mortgage Lender
of the Year


And our awards went to..
XTRA-SPECIAL HALIFAX



Focus on service supports sales delivery

Retail

In 2004 we have once again delivered an impressive sales performance together with strong growth in profitability. Our commitment to deliver value, simplicity and transparency to consumers continues to drive bottom line growth with profit before tax and exceptionals 22% higher than 2003 at £2,059m.

Highlights of our operating performance include:

- Net mortgage lending share of 17%
- 1.0m new bank accounts
- 1.2m new credit card accounts
- £8.4bn growth in savings and banking credit balances
- Year on year growth in operating expenses of only 0.5%.

Strong growth in income combined with tight cost control resulted in a further improvement in our cost:income ratio to 44.1% (down from 48.7%).

Asset growth was the key driver behind an 8% increase in net interest income to £3,719m (2003 £3,448m). With non-interest income 24% higher at £1,029m (2003 £827m), total operating income grew by 11% year on year.

Our continued focus on stringent cost control and the successful delivery of merger cost synergy targets resulted in year on year operating expense growth of only 0.5%. The combined impact of strong income growth and effective cost management disciplines drove a reduction in the cost:income ratio, for the third successive year since the merger, to 44.1%.

Financial Performance

Profit and Loss Account

	Year ended 31.12.2004 £m	Year ended 31.12.2003 £m
Net interest income	**3,719**	3,448
Non-interest income	**1,029**	827
Mortgages & savings	**757**	678
Banking	**318**	301
Business banking	**19**	19
Personal loans	**38**	28
Credit cards	**209**	179
Other	**69**	64
Fees and commissions receivable	**1,410**	1,269
Fees and commissions payable	**(434)**	(451)
Other operating income	**53**	9
Operating income	**4,748**	4,275
Operating expenses*	**(2,093)**	(2,083)
Staff	**(979)**	(938)
Accommodation, repairs and maintenance	**(12)**	(50)
Technology	**(75)**	(66)
Marketing and communication	**(195)**	(234)
Depreciation:		
Tangible fixed assets	**(64)**	(56)
Other	**(140)**	(130)
Sub total	**(1,465)**	(1,474)
Recharges:		
Technology	**(267)**	(266)
Accommodation	**(250)**	(238)
Other shared services	**(111)**	(105)
Operating profit before provisions*	**2,655**	2,192
Provisions for bad & doubtful debts:		
Specific	**(610)**	(479)
General	**(43)**	(59)
Share of profits of associates and joint ventures	**34**	33
Profit on sale of fixed assets	**23**	-
Profit before tax and exceptional items	**2,059**	1,687
Bad debt charge as a % of average advances**	**0.33%**	0.30%
Cost:income ratio*	**44.1%**	48.7%

* Excluding exceptional items

** Certain loans and advances to customers have been securitised. A "linked presentation" format is used for the statutory balance sheet presentation of these assets and the associated non-returnable finance. These ratios are calculated before deduction of average loans and advances subject to non-returnable finance.

The non-performing asset ('NPA') profile of our mortgage book has inevitably shifted with the increase in specialist lending business written in recent years. This, coupled with slower balance sheet growth in 2004, has had a marked effect on our key NPA measures, but does not signal an equivalent deterioration in credit quality. Whilst the overall level of NPAs has increased by 31% to £4,519m (2003 £3,442m), the strong coverage provided by the average loan to value ('LTV') profile of the mortgage book does not result in a corresponding increase in provisioning levels.

Secured NPAs increased by 34% to £2,758m (2003 £2,056m), representing 1.43% (2003 1.17%) of closing advances. This growth was driven by two key factors:

- Our decision to slow asset growth which has resulted in a net lending share of only 17% in 2004. As expected, this slower asset growth has contributed to an increase in NPAs as a percentage of closing advances.
- Our deliberate policy to continue to source approximately 30% of new business from the specialist lending (i.e. buy-to-let, near prime and self-certified) markets and our confidence that the higher level of expected loss associated with this lending is more than compensated for by higher product margins.

2000 extra colleagues

aintaining the ost levels of ervice in the face f over one million ew customers as placed an nprecedented emand on our colleagues in call centres and branches alike. We have taken on and trained over 2,000 new frontline colleagues to serve our customers.


thanks for visiting
Bank of Scotland
& Halifax

Recent independent research has placed the Halifax as Britain's favourite bank, while banking gurus Lafferty have made us their Retail Banker of the Year.

Still the popular choice

Whilst we expect secured NPAs to increase further in 2005, we remain confident that this will not lead to a significant increase in the provisioning requirement because:

- the loss emergence on specialist lending business remains well within our expectation at this stage of the portfolio life cycle.
- NPAs are very well covered by assets.
- the LTV profile of our mortgage portfolio continues to improve.

Unsecured NPAs were 27% higher at £1,761m (2003 £1,386m). Whilst the vast majority of this increase reflects the maturity profile of the increased volume of business written in the period since the merger, we have continued to experience credit performance issues in specific segments of unsecured lending written in 2002 and 2003. Having taken corrective action by tightening lending criteria across all unsecured products, we are now seeing the benefit in terms of improved early arrears performance and are confident that lending originated in 2004 and 2005 will perform satisfactorily.

Overall, the credit quality of the retail balance sheet remains very strong - NPAs represent only 2.16% (2003 1.81%) of closing advances and 92% (2003 92%) of customer loans and advances are secured on residential property.

Net Interest Margins and Spreads

	Year ended 31.12.2004 £m	Year ended 31.12.2003 £m
Net Interest Income:		
Interest receivable	**11,682**	9,574
Interest payable	**(8,175)**	(6,346)
Capital earnings	**212**	220
	3,719	3,448
Average Balances:		
Interest earning assets		
- securitised	**22,221**	10,219
- other	**181,453**	169,566
	203,674	179,785
Interest bearing liabilities		
- deposits	**126,286**	114,965
- securitised	**22,221**	10,219
- other	**55,167**	54,601
	203,674	179,785
Average Rates:	%	%
Gross yield on interest earning assets	**5.73**	5.33
Cost of interest bearing liabilities	**(4.01)**	(3.53)
Net Interest Spread	**1.72**	1.80
Capital earnings	**0.11**	0.12
Net Interest Margin	**1.83**	1.92

Certain loans and advances to customers have been securitised. A "linked presentation" format is used for the statutory balance sheet presentation of these assets and the associated non-returnable finance. In the calculation of net interest margin above average balances are stated before deduction of non-returnable finance.

The net interest margin declined by 9bps for the full year to 183bps (2003 192bps). The key movements were as follows:

Movement in Margin	**Basis Points**
Net interest margin for the year ended 31 December 2003	192
Mortgages & savings	1
Banking	7
Business banking	1
Personal lending	(4)
Credit cards	(4)
Product Spreads	**1**
Wholesale funding	(9)
Capital earnings	(1)
Net interest margin for the year ended 31 December 2004	**183**

The increased cost of LIBOR related wholesale funding relative to Base Rate resulted in narrower spreads for each of our asset based businesses, and the launch of our "One card", with an introductory interest free period, caused further dilution in credit card spreads. These factors were, however, more than offset by improved deposit spreads in our Savings and Banking businesses and, overall, product spreads improved by 1bp when compared to 2003. Our increased requirement for wholesale funding resulted in a 9bps reduction in the margin and the benefit from earnings on capital was 1bp lower at 11bps.

Whilst the margin fell by 9bps over the full year, we delivered a 1bp improvement in the second half year compared to the first half. Improved deposit spreads were the key factor behind an overall 6bps improvement in product spreads, offset by an increased requirement for wholesale funding which reduced the margin by 6bps. The benefit from capital earnings was 1bp higher.



Awards recognise success

Non-Interest income

Our focus on growth in fee income combined with gains from the disposal of certain non-core assets saw non-interest income advance by 24% to £1,029m (2003 £827m). Fees and commissions receivable were £141m higher at £1,410m (2003 £1,269m) reflecting solid growth in each of our principal product lines, notwithstanding a reduction in mortgage redemption penalty fee income compared to 2003. Fees and commissions payable were £17m lower at £434m (2003 £451m). Other operating income was £44m higher at £53m (2003 £9m) mainly reflecting gains on non-core asset disposals in our credit card business.

Operating Expenses

Continued focus on effective cost management coupled with the delivery of merger cost synergy targets enabled us to achieve a cost outturn well within our 3% annual growth target. Annual cost growth was only 0.5% and operating expenses were just £10m higher at £2,093m (2003 £2,083m). The analysis of operating expenses by cost type in 2004 reflects changes to the classification of direct and recharged expenditure. The total costs of the division are unaffected by these changes and comparative figures have not been restated. Plans are already in place to deliver further efficiency gains to enable us to maintain our record of low single digit cost growth, notwithstanding growth in balances and transaction numbers and our commitment to invest in both product development and brand.

Provisions

The total provisions charge as a percentage of average loans and advances was 0.33% compared to 0.30% in 2003. The provisions charge increased by 21% to £653m (2003 £538m) and comprised £631m (2003 £488m) for unsecured lending and £22m (2003 £50m) for secured lending. Closing provisions as a percentage of period end loans and advances increased to 0.75% (2003 0.69%). Total provisions (including interest in suspense) coverage of NPAs fell to 37% (2003 40%), reflecting the benefit of continued house price inflation which means the growth in secured NPAs does not result in a substantially increased provisioning requirement.

Profit on Sale of Fixed Assets

The £23m profit on sale of fixed assets represents the gain arising in the period to 31 December 2004 on the disposal of cash machines situated in locations remote from the Group's bank branches.

Balance Sheet and Asset Quality Information

	As at 31.12.2004 £bn	As at 31.12.2003 £bn
Loans & advances to customers		
Loans and advances to customers	**209.4**	190.6
Less: non-returnable finance	**(28.1)**	(15.6)
	181.3	175.0
Bad debt provisions:	**£m**	£m
Specific	**1,162**	944
General	**414**	370
Total	**1,576**	1,314
Provisions as % of loans and advances	**0.75%**	0.69%
Classification of loans and advances:	**%**	%
Home mortgages	**91**	91
Other personal lending:		
Secured	**1**	1
Unsecured	**4**	4
Credit cards	**3**	3
Banking	**1**	1
Total	**100**	100
Non-performing assets	**£m**	£m
Secured	**2,758**	2,056
Unsecured	**1,761**	1,386
Total	**4,519**	3,442
Interest in suspense	**£77m**	£70m
NPAs as a % of closing advances	**2.16%**	1.81%
Total risk weighted assets	**£105.2bn**	£99.5bn
Total customer deposits	**£126.1bn**	£117.7bn

Total balance sheet provisions increased by £262m to £1,576m analysed as follows:

	As at 31.12.2004 £m	As at 31.12.2003 £m
Closing provisions		
Secured	**428**	407
Unsecured	**1,148**	907
Total	**1,576**	1,314

Closing provisions as a percentage of period end loans and advances were 0.75% (December 2003 0.69%) as shown below:

	As at 31.12.2004 %	As at 31.12.2003 %
Secured	**0.22**	0.23
Unsecured	**7.20**	6.26
Total	**0.75**	0.69

Balance sheet provisions coverage of NPAs fell to 37% (December 2003 40%):

	As at 31.12.2004 £m	As at 31.12.2004 % of NPAs	As at 31.12.2003 £m	As at 31.12.2003 % of NPAs
Specific	**1,162**	**26**	944	27
General	**414**	**9**	370	11
Interest in suspense	**77**	**2**	70	2
Total	**1,653**	**37**	1,384	40

Operational Performance

Mortgages

As previously indicated in our 2004 interim results announcement, we have tightened our lending underwriting criteria and consequently reduced our market share of new mortgage lending. Gross Mortgage lending of £68.1bn (2003 £71.8bn) represented an estimated market share of 23% (2003 26%). We have grown the Retail mortgage book by £18.5bn to £193bn of assets in 2004 (after transferring £1.4bn of balances in respect of the Irish residential mortgage book to the International division), delivering a net lending market share of 17% (2003 25%).


HALIFAX
Best Overall Lender



'Lender of the Year'

No.1

since 2001

People prefer HBOS

Halifax scooped a hat-trick in the Daily Mirror Money Awards 2004 – we were voted Best Bank, Best Mortgage Provider and Best Savings Provider.

This shows that we continue to lead the way in providing the crucial, high profile financial services that really matter to core retail customers.

Mortgage Lender of the Year

Halifax has been voted Mortgage Lender of the Year again in 2004 keeping us at the top since 2001. Birmingham Midshires was acknowledged in the recent Your Mortgage Awards for 2004, winning no less than four awards. In awarding them Best Specialist Lender, Your Mortgage said, 'Yet again, Birmingham Midshires has proved its commitment to borrowers, regardless of their specialist requirements or financial situation.'



	Cases 000's		Total Mortgages%		Value of Debt* £m		Total Mortgages%	
Arrears	**Dec 04**	Dec 03	**Dec 04**	Dec 03	**Dec 04**	Dec 03	**Dec 04**	Dec 03
Mainstream	**26.9**	30.9	**1.06**	1.19	**1,700**	1,601	**1.2**	1.1
Specialist	**5.8**	2.6	**1.57**	0.92	**952**	400	**2.1**	1.1
Total	**32.7**	33.5	**1.13**	1.15	**2,652**	2,001	**1.4**	1.1

*Value of debt represents total book value of mortgages in arrears

The reduction in the net to gross ratio of our lending performance has been driven by the maturing profile of our portfolio following three years of strong growth, combined with a reduction in new lending, to maintain the risk profile of our portfolio. In the second half of 2004 we introduced a new approach to retention. As a result, our principal repaid market share run rate has fallen in the final quarter of 2004 and we expect to see a reduction in both the absolute amount and market share of principal repaid in 2005.

Throughout 2004 and across all lending segments our pricing strategy was designed to target further improvements in the LTV profile of the mortgage portfolio. Based on house prices at the end of December 2004, the average LTV for the portfolio was 41%, down from 43% at the end of 2003 and the average LTV of our new mortgage lending was 59%, down from 61% for 2003, underlining our commitment to maintaining asset quality. Only 7% of the mortgage portfolio was above 85% LTV, down from 10% a year ago and our average income multiple remains prudent at 2.5 times. Throughout 2004, we have significantly tightened our specialist lending underwriting criteria, with only 4% of new specialist lending with an LTV above 85%, down from 9% last year. Based on end of December 2004 house prices, the LTV of our specialist book was 61%, down from 66% at the end of 2003.

The total number of cases in arrears fell by 2% to 32,732, representing 1.13% (December 2003 1.15%) of total mortgages. However, the total value of mortgage cases in arrears increased to £2,652m representing 1.4% (December 2003 1.1%) of the value of the total portfolio. This trend has been driven by the controlled growth of higher margin specialist lending. We continue to source around 30% of our lending from the specialist sectors as the higher expected loss associated with this lending is more than compensated for by higher margins. We therefore believe it is appropriate to disclose the split of our arrears analysed as between mainstream and specialist lending.

In our secured lending book arrears closely approximate to NPAs. Mainstream mortgage arrears at the end of 2002, 2003 and 2004 were the lowest in the last 20 years. NPAs continue to be well covered by assets. The average LTV of the secured NPA portfolio is 53%, with the equivalent figures for mainstream and specialist lending being 48% and 67% respectively.

The implementation of FSA Mortgage Regulation on 31 October saw some upheaval in the UK mortgage market but HBOS successfully delivered this significant change programme across all five brands. As a result, HBOS was able to take advantage of a competitive environment in which the key mortgage intermediary channel has relied on lenders who demonstrated their ability to maintain service levels.

In the final quarter of the year, the UK mortgage market weakened significantly with the total market value of mortgage offers falling 24% from the same quarter a year earlier. However, HBOS started 2005 with a very strong pipeline of £11.6bn of mortgage offers, in line with the position a year ago.

The overall success of the five brand strategy was again acknowledged in 2004. Both Personal Finance Magazine and The Daily Mirror recognised the quality and success of our mortgage business by awarding 'Best Mortgage Provider'. In addition, at the recent 'Your Mortgage' awards, the Halifax was acknowledged 'Lender of the Year' for the third consecutive year and Birmingham Midshires as 'Best Specialist Lender'.

Bank Accounts

We have opened over one million new bank accounts for the third successive year since merger. Our market leading current accounts combining attractive interest rates and value added features, backed up by aggressive marketing, have allowed HBOS to sustain its attack on the incumbents in the UK banking market. The strong sales performance delivered since 2001 has been maintained with the estimated HBOS share of the new and switchers market being 25%. In the important full facilities current account market the share of switchers to HBOS is estimated at 23%. We will continue to attack the traditional high street banks' dominance of the full facilities current account market by developing attractive new full facilities banking products. Our Moneyback current account launched in February 2005 will



Products lead the way

be the first account in Europe to offer cashback on debit card transactions.

New account openings and attractive interest rates have contributed to the strong growth in credit balances to £15.5bn (December 2003 £13.8bn). Debit balances were slightly down at £1.0bn (December 2003 £1.1bn). Provisions as a percentage of period end loans and advances have increased to 4.8% from 3.5% at end 2003, and NPAs have increased broadly in line with expectations to 7.4% of period end loans and advances (December 2003 5.3%).

Bank account customers have continued to migrate to lower cost distribution channels. Internet registered users have grown by 34% to 2.9m and the number of online transactions has increased by 57% in the last 12 months.

Credit Cards

The HBOS credit card business continues to benefit from an extensive multi-branded product range coupled with the broadest distribution base of any UK Retail bank (ranging from branches to direct mail and our broad collection of partnership and affinity arrangements). The launch of the "One card" in both the Halifax and Bank of Scotland brands with a nine month 0% introductory period, cashback and a go to APR which incorporates our assessment of customers' inherent risk, has been particularly successful. We acquired 1.2m new accounts (1.6m including those acquired through our joint venture partners) during 2004, resulting in an estimated HBOS market share of 19% of new credit card accounts (25% including joint ventures). The launch of the "One card" is consistent with our strategy of seeking growth in the higher quality segments of the UK credit card market. There is also strong evidence to suggest that the accounts acquired following the launch of the "One card" will show loss rates significantly lower than the market average.

We constantly monitor forward leading credit indicators, which have shown a modest improvement overall since December 2003, as the following table illustrates:

	As at 31.12.2004 %	As at 31.12.2003 %
Credit utilisation*[1]	**17.8**	18.1
Overdrawn limits*[2]	**5.9**	5.9
Arrears roll rates*[3]	**45.1**	48.4

*[1] percentage of total available credit lines which are drawn down
*[2] percentage of accounts in excess of credit limit
*[3] percentage of credit card balances in arrears which have worsened in the period

HBOS balances have increased by 30% to £6.1bn (December 2003 £4.7bn) and NPAs have increased to 9.9% (December 2003 9.4%) of period end loans and advances.

Personal Lending

HBOS unsecured loan balances have grown by 5% compared to a market growth of 10%. This decline in market share has been driven by strong competition and a cautionary tightening of our lending criteria. We have continued to make substantial gains in customer retention, with the percentage of accounts closing improving by 13% on last year.

Balance sheet provisions as a percentage of period end loans and advances increased to 8.1% (2003 7.5%). NPAs as a share of book debt have increased to 13.6% (2003 11.8%). This has been driven by the performance of certain segments of lending written in 2002 and 2003 being worse than anticipated, plus lower book debt growth. Lending criteria were tightened at the end of 2003 and we are confident that new lending in 2004 and 2005 will perform satisfactorily.

Business Banking

Following the HBOS reorganisation in 2003, Retail is now responsible for servicing the

Introducing our Regular Saver

Innovation in the savings market pays off with Regular Saver. It seems that saving is a habit that is easy to break – but not so easy to start up again. With low but rising rates we thought the market would welcome a practical, easy to use regular saving scheme that rewarded customers for getting into good habits. This new scheme has helped 340,000 people start saving regularly since the launch in 2004.



One card phenomenal success

The new One credit card is both innovative and has proved a popular success for both Halifax and Bank of Scotland customers. The card offers attractive introductory rates and competitive rates after that and an assessment of each individual customer's credit standing. The success of One card has helped HBOS acquire 1.2m new credit cards.


BANK OF SCOTLAND One
VISA



Over a million new bank accounts

We have topped one million new customer accounts for the third year running since merger.

small business banking market (typically businesses with a turnover of less than £1m). We believe the Business Banking market in England and Wales is uncompetitive and presents an excellent opportunity to deliver growth by offering small businesses a fresh alternative to the Big Four. In 2004 we acquired 29,000 new customers, 79% of which were in England and Wales where we continue to gain market share. This enabled us to grow deposit balances by 21% to £3.4bn (2003 £2.8bn).

To exploit this growth opportunity, further enhancements to the service provided through our Halifax branch network in England and Wales are being introduced in 2005. These investments include additional Business Banking Managers in the branch network, the introduction of Bank of Scotland branding to all Halifax branches and the launch of a branch based current account and counter service for small businesses.

Provisions as a percentage of period end loans and advances increased to 4.6% (December 2003 4.0%) whilst NPAs fell to 6.1% (December 2003 6.5%) of period end loans and advances.

Savings

Against a background of low but rising interest rates, we have continued to deliver market share gains without detriment to the Savings margin. During 2004 we have continued to use our multi-brand strategy to once again deliver strong savings inflows of £6.2bn (2003 £5.9bn). Our innovative "Regular Saver" account, which rewards customers for getting back into the habit of saving, resulted in 340,000 new accounts being opened, of which over 94,000 were new-to-franchise customers.

Across all brands, we increased our estimated share of Household Sector Liquid Assets to 15.9% (2003 15.7%). This has been achieved at the same time as our continued focus on growing and supporting our long term savings business. Collectively these actions have continued to reinforce our position as the Nation's No.1 for retail savings and No.1 bancassurer.

Prospects

Retail's performance in 2004 continues to confirm that our strategy, based on delivering value and simplicity to customers combined with a disciplined approach to cost management, drives real shareholder value.

With income growth at 11% and costs only 0.5% higher we delivered a positive "jaws" of more than 10%, which has resulted in a further reduction in the cost:income ratio to 44.1% down from 48.7% for 2003.

The housing market is slowing but there is still low unemployment, good affordability and a shortage of housing stock. Against this background we have continued to tighten our lending criteria and we will target to achieve between 15% and 20% net lending share in 2005.

In the long term we continue to see attractive growth prospects in all of our main Retail businesses and we believe that our uniquely strong sales and distribution model will allow us to achieve long term market shares above 15% in all markets in which we compete. Whilst we anticipate more difficult markets in both secured and unsecured lending, we remain confident that our consumer led strategy and our credit discipline backed by stringent cost control will enable us to continue to outperform our Retail banking peer group.

Corporate and Treasury

Divisional Chief Executive: George Mitchell

Corporate Profits*	
2004	£1,376m
2003	£1,101m

Treasury Profits*	
2004	£262m
2003	£242m

*Profits before tax and exceptional items

‘Our reputation for working closely with our customers... is supported by highly talented, experienced and committed colleagues’

IFR award success


ifr
awards
2004
HBOS
TREASURY
SERVICES
EURO-MTN
PROGRAMME

Commercial Mortgage Provider of the Year


Awarded to
Bank of Scotland

Business banking integrated successfully



Corporate and Treasury continued



Corporate has a head for business

Corporate

Corporate has delivered another set of excellent results with profit before tax and exceptional items increasing by 25% to £1,376m. Our focus on controlled asset growth, improved returns and credit quality, combined with our ability to develop and sustain strong relationships with our ever-widening customer base continues to create significant and sustainable shareholder value. During the year the integration of our Corporate Division and most of our Business Banking Division was successfully completed and has delivered considerable cross-selling and efficiency benefits.

The strong rise in non-interest income resulted from a sustained focus on fees and commissions across all areas of the business and from a number of investment gains from our integrated product portfolio. These investment gains and profits from our numerous joint ventures are a core part of our business and notwithstanding the equity realisations achieved in 2004, the embedded profit in our investment book was higher at the end of the year than it was at the beginning. An increase in redemptions during the year saw a commensurate rise in related fees and the 12% increase in operating lease rental income reflected the continued success of our asset finance operation.

Cost efficiency continues to be a cornerstone of our philosophy. Operational improvements arising from the integration of our previous Corporate and Business Banking Divisions have limited expenses growth, excluding operating lease depreciation, to 6% compared to our underlying income growth of 16%. This has delivered positive "jaws" of 10% and further reduced our cost:income ratio which fell from 29.8% to 27.2%.

Financial Performance

	Year ended 31.12.2004 £m	Year ended 31.12.2003 £m
Net interest income	1,520	1,377
Non-interest income	1,396	1,133
Arrangement fees	326	310
Commitment fees	75	69
Guarantee fees	28	37
Redemption fees	90	33
International services	28	23
Transaction fees	102	72
Other	117	105
Fees and commissions receivable	766	649
Fees and commissions payable	(131)	(127)
Profit on sale of investment securities	91	47
Operating lease rental income	598	535
Other operating income	72	29
Operating income	2,916	2,510
Operating expenses*	(1,071)	(979)
Staff	(367)	(334)
Accommodation, repairs and maintenance	(8)	(30)
Technology	(21)	(37)
Marketing and communication	(28)	(23)
Depreciation:		
Tangible fixed assets	(21)	(19)
Operating lease assets	(391)	(340)
Other	(86)	(71)
Subtotal	(922)	(854)
Recharges:		
Technology	(47)	(65)
Accommodation	(41)	(15)
Other shared services	(61)	(45)
Amounts written off fixed asset investments	(27)	(26)
Operating profit before provisions*	1,818	1,505
Provisions for bad & doubtful debts:		
Specific	(518)	(428)
General	-	(15)
Share of profits of associates and joint ventures	76	39
Profit before tax and exceptional items	1,376	1,101
Net interest margin**	1.98%	1.96%
Net interest spread**	1.72%	1.70%
Bad debt charge as a % of average advances**	0.69%	0.66%
Cost:income ratio***	27.2%	29.8%

* Excluding exceptional items.

** Certain loans and advances to customers have been securitised. Where a "linked presentation" format is used in the statutory balance sheet presentation of these assets and the associated non-returnable finance, these ratios are calculated before deduction of average loans and advances subject to non-returnable finance.

*** Cost:income ratio has been calculated excluding exceptional items and after netting operating lease depreciation and amounts written off fixed asset investments against operating income.

	As at 31.12.2004 £bn	As at 31.12.2003 £bn
Loans and advances to customers		
Loans and advances to customers	78.8	72.2
Less: non-returnable finance	(0.7)	(1.4)
	78.1	70.8
Bad debt provisions:	£m	£m
Specific	424	449
General	335	335
Total	759	784
Provisions as a % of loans and advances	0.96%	1.09%
Classification of loans and advances*:	%	%
Agriculture, forestry and fishing	1	1
Energy	1	2
Manufacturing industry	6	7
Construction and property:		
Property investment	21	20
Property development	5	5
Housing associations	3	4
Housebuilders	3	3
Other property	2	1
Hotels, restaurants and wholesale and retail trade	9	9
Transport, storage and communication	6	5
Financial	10	9
Other services	18	18
Individuals	3	2
Overseas residents	12	14
Total	100	100
Non performing assets (NPAs)	£1,144m	£1,309m
Interest in suspense	£49m	£62m
NPAs as a % of closing advances	1.45%	1.81%
Provisions including interest in suspense as a % of NPAs	71%	65%
Total risk weighted assets	£92.9bn	£83.5bn
Total customer deposits	£38.6bn	£31.2bn

* Before provisions and after deducting non-returnable finance.

A 10% increase in net interest income and an even stronger 23% increase in non-interest income saw our total operating income increasing by 16% to £2,916m. Our net interest spread and our net interest margin both improved by 2 basis points.

Movement in Margin	Basis Points
Net interest margin for the year ended 31 December 2003	196
Drive Financial Services lending margin	3*
Wholesale funding	(1)
Net interest margin for the year ended 31 December 2004	**198**

* Fully consolidated with effect from 1.11.2004

Bringing in the Business

Bringing the majority of Business Banking Division into our Corporate Division has freed up resources and given us a structure that is more closely aligned with our customers. The consolidation has resulted in operating efficiencies that have helped to improve Corporate's cost: income ratio.



Entrepreneurial spirits

In 2004 our Joint Ventures team set up a company with a group of entrepreneurs to successfully acquire and lease back 220 pubs from Spirit Group, retaining a 31% stake.

21 years in Newcastle

To celebrate the opening of the Newcastle Corporate office 21 years ago, Bank of Scotland Corporate invited 250 customers, prospects and introducers to an evening of fine food and fireworks at BALTIC.



Our overall provisioning experience was satisfactory. The total charge for bad and doubtful debts was £518m, equivalent to 0.69% of average advances. Excluding the impact of the change in status of Drive Financial Services from an associate to a subsidiary, this was in line with the previous year's figure of 0.66%. We are continuing to see an improving trend in credit quality with NPAs as a percentage of closing advances falling from 1.81% to 1.45%. Our provisions including interest in suspense as a percentage of NPAs increased from 65% to 71%.

We continued to attract a strong flow of new business which saw our loans and advances grow by 9% to £78.8bn. This net growth was slower than in recent years, partly as a result of redemptions and partly because we continued to actively sell-down underwritten positions in order to deliver better returns and to ensure we are self financing in terms of capital generation.

The largest overall concentration in our lending book continues to be in property. This consists of property investment 21%, property development 5%, housing associations 3%, housebuilders 3% and other property 2%. Our property investment facilities are backed by rental streams from a wide range of covenants and our property development exposure is largely supported by pre-lets, pre-sales or additional security.

Customer deposits continued to grow strongly, increasing by 24% to £38.6bn and further improving our self-funding ratio to 48%.

Risk Management

We have a conservative approach to credit risk management and are constantly driving for improved credit quality. We continuously review our credit risk strategies and policies, levels of portfolio exposure and lending parameters by industry sector. During the year we successfully launched a new risk rating system which provides comprehensive information on our overall risk exposure and credit quality as well as better management information for lending decisions. We operate a robust sanctioning process, which includes a vertically delegated approach to lending authorities, separation between the originating and sanctioning functions, use of scorecards and other approval mechanisms. The strength of these risk management procedures is key to our objective of continuously improving credit quality.

Operational Performance

The markets in which Corporate operates are large and diverse and have the potential to deliver sustainable profitable growth for many years to come. We provide a comprehensive and ever growing range of products and services, principally in the United Kingdom, but we are increasingly extending our core competencies and expertise to the European and North American markets.

We continue to lead the market in many areas. Our integrated, joint venture, structured and acquisition finance businesses, often providing a "one-stop" mix of mezzanine and equity in addition to traditional senior debt and working capital, continue to attract large volumes of business whilst at the same time optimising our return on capital. In the public/private partnership arena, we continue to work closely with the public sector in the provision of social and economic infrastructure.

Our asset finance business covers the whole range of secured debt and leasing from high value aircraft, rail and marine financing to high volume office equipment financing. We also have a strong performing motor business, including our highly successful joint ventures with Renault and the RAC.

Our presence in the England and Wales market place continues to grow. We are enhancing our local infrastructure in 2005, including the introduction of Bank of Scotland branding to all our Halifax branches, so that our Corporate customers can access cash and counter services at a far greater number of locations.

We target carefully selected opportunities in Europe and North America from our 11 overseas offices. Our recently restructured European network consists of offices in Paris, Frankfurt, Madrid and Amsterdam where we operate in sectors such as acquisition finance, corporate finance, commercial real estate, project finance, Public Private Partnership (PPP) and deposit gathering. Our North American network of 7 offices is primarily focused on continuing to deliver profitable growth through emphasis on lending to niche sectors such as oil & gas and across the regional banking and other financial sectors. Additionally, in November we increased to 64.5% our shareholding in Drive Financial Services, a highly successful motor finance business based in Dallas.

The geographic business mix shows 90% of our country risk exposure is in the United Kingdom, 4% in the USA, 5% in mainland Europe and 1% elsewhere. Our key focus remains on areas of the world that enjoy a stable political, economic and legal environment. We do not enter unfamiliar geographic areas with untested products.

Customer Service

The bringing together of the Corporate Division and most of the former Business Banking Division to create an enlarged Corporate Division has given us a structure that is more closely aligned with our customers and this has already delivered significant cross-selling benefits.

We continue to challenge, consolidate and redesign our back office operations to improve customer service and drive down costs. Systems improvements are key to these

Corporate all fired up

initiatives and 2004 saw the successful migration of accounts to "Core Banking", our real time relationship banking system.

The year also saw the roll-out of Corporate Internet Banking, our enhanced and market-leading on-line banking platform. Our Strategic Motor Solution which has dramatically increased the speed of the decision making process in our Motor business is currently being adapted for our other asset finance businesses. We have also begun a 3 year systems integration programme which will deliver significant business benefits.

Prospects

Our reputation for working closely with our customers and introducers to provide tailored, innovative and added value solutions for their financing needs continues to grow and is supported by highly talented, experienced and committed colleagues. The outlook for the corporate sector looks encouraging with sustained economic growth and a favourable interest rate climate creating a positive background for corporate lending. Our work in progress levels remain strong and our share of our core markets continues to increase. With credit quality improving we are confident in the outlook for 2005.

Treasury

Profit before tax and exceptional items increased by 8% to £262m (2003 £242m). Asset quality remains high, and no credit provisions were required in the period.

Interest Income

Net interest income decreased 8% to £165m (2003 £179m). The reduction in net interest income is due to the extensive lengthening of the maturity profile of wholesale funding liabilities which has occurred over the last year, in line with our funding plans. The reduction in net interest income was mitigated by increased contribution from our Structured Investment Portfolio, which invests in high credit quality liquid securities.

Non-interest Income

Non-interest income increased 32% to £206m (2003 £156m). Our sales function contributed strongly to the growth in revenues as a result of increased sales of treasury products to the Group and its customers. The enhancement of the Division's customer flow income remains a key strategic priority and progress continues to extend the product range, improve our customer information and develop closer links with our Group colleagues and their customers. Other income includes income from derivative structuring transactions, which also increased in the period.

Financial Performance

	Year ended 31.12.2004 £m	Year ended 31.12.2003 £m
Net interest income	**165**	179
Non-interest income	**206**	156
Dealing profits	**194**	161
Fees receivable	**4**	-
Fees payable	**(16)**	(19)
Other income	**24**	14
Operating income	**371**	335
Operating expenses*	**(112)**	(93)
Staff	**(63)**	(53)
Technology	**(6)**	(8)
Marketing and communication	**(1)**	-
Depreciation - tangible fixed assets	**-**	(1)
Other	**(32)**	(20)
Subtotal	**(102)**	(82)
Recharges:		
Technology	**(3)**	(3)
Accommodation	**(6)**	(7)
Other shared services	**(1)**	(1)
Amounts written off fixed asset investments	**3**	-
Profit before tax and exceptional items	**262**	242
Net interest margin (bps)**	**9**	13
Cost:income ratio***	**29.9%**	27.8%
Total risk weighted assets	**£14.8bn**	£14.0bn

* Excluding exceptional items.

** Net interest margin has been calculated as net interest income divided by average interest earning assets excluding securities classified as trading assets but including lending to other members of the Group.

*** Cost:income ratio has been calculated excluding exceptional items and after netting amounts written off fixed asset investments against operating income.

Costs

Costs for the period were £112m, up 20% on 2003 (2003 £93m), reflecting investment in the business and its infrastructure. The rise in staff and other costs is due to increased resources required to support new business initiatives, including the initial phases of the implementation of a new Treasury branch office in Australia, the full year effect of our investment in the New York office and establishing the Securitisation team. The cost increase also includes project spend to meet the requirements of the changing regulatory environment, in particular, the implementation of International Financial Reporting Standards and Basel II.

Asset Quality

Treasury maintains a cautious policy to avoid sub-investment grade investments, reflected by the continued high quality of our interbank and Structured Investment Portfolios with 99.0% of total assets rated A or above. During the period no credit provisions were required. In addition, £3m was recovered in relation to a fixed asset investment previously written off.

Operational Performance

Business Overview

Treasury provides and manages prudential and regulatory liquidity and wholesale multi-currency funding for the HBOS Group. Treasury is also responsible for arranging the Group's debt capital issuance and asset securitisation programmes. In addition, a range of treasury services is provided to SMEs and large corporate customers of Corporate. The Sales function within Treasury works with customers to develop risk management solutions tailored to meet their specific needs. Sales revenues of Treasury products to the HBOS Group and its customers continue to grow strongly. We remain focused on delivering high quality business which is principally derived from both internal and external customer flow business.

North Sea Deal

In December 2003 Energy North Sea (ENS) acquired Shell's non-operated minority interests in the MONARB and West of Britain oil fields in the North Sea in a complex and groundbreaking deal. Bank of Scotland Corporate provided ENS with £145m integrated debt and equity funding package for the acquisition. BoS took a 35% share as part of the transaction and subsequent disposal after just 10 months resulted in a significant profit.



SAGA deal complete

HBOS recently completed a deal in which it supported Charterhouse Private Equity in their acquisition of Saga. As well as underwriting the debt alongside Lehmans and Merrill Lynch, we co-invested with Charterhouse and will retain a minority stake.

Treasury grows

Profit before tax and exceptional items increased 8% to £262m. Sales of treasury products to the Group and its customers increased strongly. In 2004 we established a branch of HBOS Treasury in New York and are progressing plans to open a Treasury branch office in Sydney.

During the first half of the year Treasury established a branch of HBOS Treasury Services plc in New York. This is part of our strategy to diversify our sources of funding and seek new pools of investors, by utilising the US market as a long term and reliable source of funding for the HBOS Group.

We have also expanded our capital markets business to manage the origination of own asset backed and third party transactions, where some form of securitisation is required, as well as working closely with our Corporate colleagues and their customers to provide capital market solutions.

Funding

In addition to arranging securitisation issues and co-ordinating and executing HBOS plc subordinated debt issues, a key Treasury responsibility is to provide wholesale funding and liquidity for the Group. In support of this role Treasury continued to diversify the range and sources of funding during 2004.

The Group maintains a number of programmes in order to meet the continuing growth in wholesale funding. In April the US and Euro Medium Term Note ('MTN') programmes were increased in size to US$85bn. The Group also operates the following programmes; US$15bn US Commercial Paper ('CP'), €15bn Euro CP, €5bn French Domestic CP and C$4bn Canadian Certificate of Deposit ('CD').
All operate in the name of HBOS Treasury Services plc. Elsewhere in the Group BOS International (Australia) Limited operates A$10bn domestic and US$10bn programmes. BankWest continues to source funding in the domestic CD market.

Further to these programmes, HBOS launched two additional initiatives to build and diversify its investor base. In March we commenced trading in the name of HBOS Treasury Services New York branch to improve access to US investors and in June we widened the range of products available in MTNs to open up a new investor base.

HBOS continues to achieve its aims of investor diversification and the lengthening of its liabilities through the use of securitisation and covered bonds. The mortgage backed covered bond programme established in July 2003 was supplemented in December 2004 with a new covered bond programme backed by social housing loans. The issuance from these programmes in 2004 were €5.25bn and £1bn with average lives of 9 and 15 years respectively. There were also a further three securitisation transactions from the Permanent Master Trust mortgage programme raising approximately £14bn.

Other notable bond issues in 2004 include €2bn Floating Rate Notes due 2007, JPY60bn 0.25% Fixed Rate Notes due 2006, US$2.5bn Extendible Floating Rate Notes due 2009 and US$750m 4% Fixed Rate Notes due 2009.

Prospects

In 2005 we intend to consolidate the treasury operations of BankWest and BOS International (Australia) Limited into a single branch of HBOS Treasury Services, based in Sydney, which will support the Group's Australian activities.

The strategy for 2005 aims to develop even further our product services and the provision of treasury related advice to the Group and its customers, to secure and improve on the current year's performance whilst maintaining asset quality. Our position within the Group and increased sales penetration means that we can continue to benefit from the growth potential of Group businesses.

Insurance & Investment

Divisional Chief Executive: Phil Hodkinson

Insurance & Investment Profits*

Year	Profits
2004	£1,067m
2003	£887m

*Profits before tax and exceptional items.

'Our multi-brand multi-channel strategy... provides a sound basis on which to build on the strong results reported in 2004'

Number one for bancassurance

Award-winning household up 8%

Clerical Medical - "Best Pensions Provider"









Strong sales growth

Insurance & Investment

Reported profit before tax and exceptional items for Insurance & Investment increased by 20% to £1,067m. After adjusting for the negative £76m timing impact from commencing household insurance underwriting from the start of the year, profit increased by 29% to £1,143m.

Reported Insurance profits, before the household insurance adjustment, fell by 8% to £409m whilst Insurance profits, after this adjustment, increased by 9% to £485m. Reported Investment profits increased by 48% to £658m and Investment profits based on long term investment return assumptions, i.e. after eliminating the effect of short term fluctuations in investment returns and changes to economic assumptions, also increased by 48% to £618m.

The momentum of the Insurance Business was maintained in 2004 with sales up by 9% overall. Of particular note was the performance of motor insurance, where sales increased by 34% against the previous year, and household insurance where sales advanced by 8%. Repayment insurance sales increased by 2%.

Overall sales for the Investment Business were 13% ahead of 2003 and in the UK sales were 8% ahead. We are now the number one investment business in the UK, based on 2004 effective premium income ('EPI'). Bancassurance continued to build on its strong growth in recent years with sales up by 12%, Wealth Management recovered strongly with sales increasing by 19% and Intermediary sales grew by 11%.

Financial Performance

	Year ended 31.12.2004 £m	Year ended 31.12.2003 £m
Net interest income	**86**	55
Non-interest income	**1,460**	1,190
Income from long term assurance business	**714**	525
General insurance premium income	**585**	360
OEIC/Unit trust management income	**107**	91
Fund management income	**64**	57
Other fees and commissions receivable	**230**	376
Fees and commissions payable	**(246)**	(224)
Other operating income	**6**	5
Operating income	**1,546**	1,245
Operating expenses*	**(256)**	(250)
Staff	**(86)**	(93)
Accommodation, repairs and maintenance	**(1)**	(3)
Technology	**(11)**	(9)
Marketing and communication	**(20)**	(16)
Depreciation:		
Tangible fixed assets	**(7)**	(6)
Other	**(88)**	(77)
Sub total	**(213)**	(204)
Recharges:		
Technology	**(18)**	(22)
Accommodation	**(19)**	(20)
Other shared services	**(6)**	(4)
General insurance claims payable	**(214)**	(99)
Amounts written off fixed asset investments	**1**	3
Operating profit*	**1,077**	899
Share of losses of associates and joint ventures	**(10)**	(12)
Profit before tax and exceptional items	**1,067**	887

* Excluding exceptional items.

Insurance Business

Our Insurance businesses manufacture and distribute household, repayment and motor insurance products, each of which again grew in 2004. Our multi-brand portfolio includes Halifax for home insurance, St Andrew's for repayment insurance, and esure and First Alternative for motor insurance. As a result of our low cost access to the Group's retail customer base, excellent products and customer service, and a growing range of partnerships and affinity relationships, our Insurance Businesses have now established a major multi-brand, multi-channel presence in the UK personal lines market with an estimated 8.5% market share.

Financial Performance

Reported profit before tax and exceptional items for the Insurance Business fell by 8% to £409m before adjusting for the £76m timing impact from commencing household insurance underwriting from the start of 2004. Profit after this adjustment increased by 9% to £485m. As a result of commencing underwriting household business, premium income, net interest income and claims payable are all higher in 2004, whilst broking commission income is lower. Operating expenses fell in the year as a result of a continued strong focus on cost control.

	Year ended 31.12.2004 £m	Year ended 31.12.2003 £m
Net interest income	**48**	22
Non-interest income	**689**	640
Income from long term assurance business	**100**	81
General insurance premium income	**585**	360
Other fees and commissions receivable	**180**	361
Fees and commissions payable	**(179)**	(165)
Other operating income	**3**	3
Operating income	**737**	662
Operating expenses*	**(103)**	(107)
General insurance claims payable	**(214)**	(99)
Operating profit*	**420**	456
Share of losses of associates and joint ventures	**(11)**	(13)
Profit before tax and exceptional items	**409**	443

* Excluding exceptional items

With sales up 12% on last year we have recorded growth in our bancassurance business in every year since its formation in 1995. Our success in 2004 is due to our simple, transparent, value-for-money products and good quality advice. Halifax Life was one of only three businesses to receive a 5 star rating from Money Management for both single and regular premium pension products. We also received independent accreditation under the Raising Standards Quality Mark Scheme.



Calm down, dear...

esure accelerates!

esure is believed to have achieved the fastest ever growth for a new motor insurer. This has helped esure move into profitability during 2004.

Number One in investment sales

St James's Place from strength to strength

Sales at wealth management business St James's Place were up 19% in 2004 to £177m, showing the renewed confidence of higher net worth customers. With partner productivity up 18% and a continuing improvement in partner quality, the trend looks set to continue into 2005.

Operational Performance

Insurance sales increased 9% to £1,732m gross written premiums in 2004 and the number of policies in-force rose to approximately 10 million.

Insurance Sales

	Gross Written Premiums		Number of In-force Policies	
	Year ended 31.12.04 £m	Year ended 31.12.03 £m	Year ended 31.12.04 000's	Year ended 31.12.03 000's
Repayment –				
Group business	**610**	638	**2,637**	2,561
Third party	**276**	234	**893**	757
Household	**483**	448	**2,570**	2,463
Motor	**282**	211	**910**	713
Other	**81**	63	**2,977**	1,836
Total	**1,732**	1,594	**9,987**	8,330

Repayment

Sales of repayment insurance increased by 2% to £886m, with 18% growth in third party sales, achieved primarily from new third party relationships, more than offsetting a 4% fall in Group business, lower unsecured lending volumes and changes in channel mix being the most significant factors. Strong customer service and claims management are key strengths that have helped us acquire new third party clients, including MBNA, BMW and Argos, which are expected to contribute significantly to sales in 2005.

Household

Sales of household insurance increased by 8% to £483m. The growth in non-mortgage related sales, which now account for 53% of all sales, is a significant achievement and is an important aspect of our strategy for increasing market share in the household insurance sector. This success was reinforced by a 5 star product rating from Defaqto together with a number of 'Best Direct Home and Contents Insurance Provider' awards.

The commencement of household underwriting from the start of 2004 went very smoothly, with no disruption to customer service or retention rates. Claims experience in 2004 was favourable as a result of benign weather conditions, our exposure to significant claim events being protected by a catastrophe reinsurance programme.

Motor

Sales of motor insurance increased by 34% to £282m. esure is believed to have achieved the fastest growth ever for a new UK motor insurance business, with sales increasing for the fourth consecutive year of trading. As a result, esure moved into profitability during 2004, contributing £4m to profits (2003 loss £11m). Following the launch of the First Alternative brand in April 2004, sales to customers who fall outside of esure's "safer driver" customer segment totalled £46m for the year.

Other Insurances

Sales of other personal lines insurance, such as legal protection, home emergency and annual travel, continued to grow strongly, with a 29% increase in 2004. These insurances are value added additions to our mainstream personal lines products and overall make an important contribution to profits.

Investment Business

Our investment businesses have delivered impressive growth in profit and sales in 2004 based on our multi-brand, multi-channel approach to the market which delivers wide consumer reach and scale, and is able to leverage that scale to its advantage through low cost administration from a shared service platform. Our bancassurance business manufactures and distributes products principally through Halifax branded personal financial advisers to our Retail branch customer base and through specialist Bank of Scotland branded financial advisers to our high net worth and business banking customers. Clerical Medical investment and pension products are distributed in the UK and in Europe through intermediaries. St James's Place is a wealth management business providing advisory services to high net worth individuals through its unique network of self employed Partners. Insight Investment is a leading UK investment manager, as well as being the Group's in house fund manager.

Financial Performance

Reported profit before tax and exceptional items for the Investment Business increased by 48% to £658m. This growth in profits was driven by increased new business volumes, further efficiency improvements and favourable experience. Short term fluctuations in investment returns were also positive in the year reflecting growth in the values of both equities and fixed interest securities.

	Year ended 31.12.2004 £m	Year ended 31.12.2003 £m
Net interest income	**38**	33
Non-interest income	**771**	550
Income from long term assurance business	**614**	444
OEIC/Unit trust management income	**107**	91
Fund management income	**64**	57
Other fees and commissions receivable	**50**	15
Fees and commissions payable	**(67)**	(59)
Other operating income	**3**	2
Operating income	**809**	583
Operating expenses*	**(153)**	(143)
Amounts written off fixed asset investments	**1**	3
Operating profit*	**657**	443
Share of profits of associates and joint ventures	**1**	1
Profit before tax and exceptional items	**658**	444

* Excluding exceptional items.

Profit for the Investment Business based on long term assumptions, i.e. after eliminating the effect of short terms fluctuations and changes to economic assumptions, increased by 48% to £618m (2003 £418m).

	Year ended 31.12.2004 £m	Year ended 31.12.2003 £m
Reported profit before tax	658	444
Effect of short term fluctuations in investment returns	(40)	46
Changes to economic assumptions	-	(72)
Profit based on long term assumptions	618	418

Long Term Assurance Business

The sources of income from long term assurance business on an embedded value basis are set out below.

	Year ended 31.12.2004 £m	Year ended 31.12.2003 £m
Contribution from existing business	279	238
Contribution from new business	282	162
Investment earnings using long term assumptions	113	99
Changes to economic assumptions	-	72
Short term fluctuations in investment returns	40	(46)
Income before tax from long term assurance	714	525
Comprising: Investment Business	614	444
Insurance Business	100	81

The contribution to profits from new business increased substantially compared to 2003 as a result of our focus on growing margins as well as volume in the UK market, further improvements to unit costs, and the strong recovery at St. James's Place and in our European Intermediary business. The contribution from existing business is also higher than 2003, in particular reflecting further favourable experience against assumptions and a £58m positive adjustment relating to a tax agreement with the Inland Revenue. The table below provides further analysis to explain the favourable variance.

	Year ended 31.12.2004 £m	Year ended 31.12.2003 £m
Expected contribution from existing business	219	201
Efficiency improvements	52	25
Development expenditure	(74)	(55)
Profit on disposal of Life Assurance Holdings Corporation	13	-
Other experience (including tax in 2004)	69	67
Actual contribution from existing business	279	238

The embedded value of long term assurance business was £4,426m (2003 £3,950m) of which 45% (2003 43%) was shareholder funds and the balance was the value of in-force business.

The economic assumptions used in the embedded value calculation are unchanged from those used at the end of 2003. The discount rate contains an allowance for investment risk which is set at a level to ensure that, in accordance with ASB FRS 27, the embedded value excludes any amount that relates to expected future investment margins above the risk-free rate.

	Year ended 31.12.2004 %	Year ended 31.12.2003 %
Discount rate (net of tax)	8.0	8.0
Equity return (net of tax credits)	7.5	7.5
Gilt return (gross of tax)	5.0	5.0
Expense inflation	3.0	3.0

Modified Statutory Solvency Basis

Profits calculated using the modified statutory solvency basis ('MSSB') use the same long term assumptions as required to assess regulatory solvency but with certain prescribed accounting adjustments, e.g. the deferral of acquisition expenses. Because of the conservative nature of these regulatory solvency requirements, new business is normally reported as a loss in the year of sale. This depresses the MSSB result for businesses enjoying healthy sales and does not reflect the future value of such new business.

The consolidated MSSB result for our long term assurance business compared to the embedded value reporting basis is set out below.

Reporting Basis Comparison for Long Term Assurance Business

	2004 £m	2003 £m
Income reported on modified statutory solvency basis before tax	228	213
Income reported on embedded value basis before tax	714	525

New Business Profitability

New business profitability on an achieved profits basis of 28% EPI was well ahead of our medium term target of 25%. New business profitability on an achieved profits basis is higher than the contribution from new business to embedded value profits because it includes collective investment schemes, and allocates expenses on a directly attributable new business basis.

The overall improvement in profitability came, in the main, from Intermediary business where profitability increased from 18% EPI to 25% EPI. A continued focus on increasing margins and controlling costs generated 4% of this increase, with the remainder arising from the recovery in overseas sales.

	Year ended 31.12.2004 %EPI*	Year ended 31.12.2003 %EPI*
Bancassurance	28	27
Intermediary	25	18
Wealth Management	42	41
Total	28	25

* EPI = effective premium income = annual premiums plus 10% of single premiums

Long Term Assurance Business Capital

Solvency requirements for long term assurance business are now subject to the Integrated Prudential Sourcebook. This has introduced the resilience test for changes in market conditions as a capital requirement (rather than as a reserve) and, for with-profit funds, the "twin peaks" test which involves a comparison of the regulatory capital requirement with a realistic assessment of the capital required. At 31 December 2004, Clerical Medical's with-profit fund realistic assessment produced a lower capital requirement than the regulatory assessment, and accordingly it is the latter that has determined the total capital required. Information regarding the capital surplus of Clerical Medical's with-profit fund on a realistic basis is disclosed on page 28.

The free asset ratio of Clerical Medical as at 31 December, before the capital requirement, is estimated to be 11.8% (31 December 2003 9.7%). The comparative for 2003 has been restated to treat the resilience test as a capital requirement in accordance with the regulatory changes referred to above.

An alternative measure of financial strength is the amount of cover afforded by our available capital in relation to required capital. At 31 December 2004 this cover for Clerical Medical was estimated to be 239% (31 December 2003 202%). The estimated capital position of all the Group's long term business in aggregate is set out in the table below.

	Year ended 31.12.2004 £m	Year ended 31.12.2003 £m
Total capital available	2,759	2,235
Total capital required	1,124	1,069
Surplus capital	1,635	1,166

Operational Performance

Investment sales detailed in the table on page 27 increased by 13% to £1,381m EPI. UK sales grew by 8% to £1,240m EPI, ahead of the overall market growth of 5.4% reported by the ABI, and as a result our market share increased to 12.2%. We are now the number one investment business in the UK based on sales as measured by EPI.

Bancassurance

Bancassurance sales increased by 12% to £685m EPI. This increase follows three years of strong performance well in excess of overall market growth and as a consequence we remain the UK's leading bancassurer.

Our strategy of offering simple, transparent, value-for-money products is closely aligned with the Government's recently announced plans for stakeholder investment products. By offering a full range of products with no initial or exit charges, and with annual charges already compliant with the 1.5% per annum Sandler charging "cap", our business is in a strong position to maintain its leading position with further opportunities to grow profitability. As further confirmation of our approach, the Halifax brand received independent accreditation for its investment products and customer service under the Raising Standards Quality Mark Scheme during 2004. In addition, Halifax Life was one of only three businesses



Bring the benefits home

Our highly successful home insurance products were recently recognised with a prestigious 5 Star Product rating from independent financial services experts Defaqto. We also won a host of other 'Best Direct Home and Contents Insurance Provider' awards this year. Showing that, even with household insurance sales up 8% to £483m, and growing non-mortgage related sales, we have maintained our service quality while increasing market share.



Clerical Medical wins acclaim

The Guardian Consumer Finance Awards recognised Clerical Medical with their Best Pensions provider award in 2004. They were one of only three businesses selling in the IFA market to receive a 5 star rating from Money Management for their single premium pensions products. We have shown significant reduced costs and sales outside the UK are up by £64m.

to receive a 5 star rating from Money Management for both single and regular premium pension products.

Intermediary

Overall Intermediary sales increased by 11% to £519m, with a 84% increase in overseas sales more than offsetting a fall in UK intermediary sales, which reduced by 3% to £378m.

In the past two years, our focus in the UK Intermediary market has been on profitability, not just volume and as a result the overall contribution from new business continues to grow. Our position as a leading player in the individual pensions IFA market was reinforced by winning 'Best Pensions Provider' in the Guardian Consumer Finance Awards and also a 5 star rating from Money Management. On the multi-tie front, our stance of competing for panel positions in the intermediary sector only where the economics are expected to be sound for both parties has so far resulted in us securing two ties (one of which has been announced) out of the four major positions that have so far been decided.

Sales outside the UK increased by 84% to £141m, driven by strong performance in Germany in the second half of the year as a result of changes in tax legislation and achieved despite exiting a number of less profitable overseas markets earlier in the year. This, together with our focus on managing for profitability in the UK business, resulted in a further increase in the new business profitability of Intermediary business in 2004.

Wealth Management

Sales at St. James's Place ('SJP') were 19% higher at £177m EPI confirming a return in the confidence of higher net worth investors. Partner productivity rose by 18% and Partner numbers rose by 1%, the latter reflecting management's continued focus on replacing lower productivity advisers with those of higher productivity. Funds under management increased to £9bn at 31 December 2004 (2003 £8bn). The disposal of SJP's interest in Life Assurance Holdings Corporation to Swiss Re was completed in July.

Investment Management

Insight Investment's funds under management increased by 11% to £78bn aided by a strong market recovery, by the successful launch of four new property products, including the Insight Foundation Property Trust and the Insight Property Portfolio Fund, and by winning a significant number of fixed income mandates. For the second calendar year running, the Insight Liquidity Fund (£3bn) was the top performing fund in its sector.

During 2004, Insight developed its investment capability beyond traditional benchmark products to include the absolute return and liability driven solutions increasingly demanded by institutional clients in the current climate. Furthermore, a number of business partnerships were established with major distributors to use our multi-manager range. Insight is in the process of outsourcing its middle and back office operations which will further improve operational efficiency and flexibility.

Investment Sales

	Year ended 31.12.04 Single £m	Year ended 31.12.04 Annual £m	Year ended 31.12.04 Total £m	Year ended 31.12.04 Total EPI £m	Year ended 31.12.03 Single £m	Year ended 31.12.03 Annual £m	Year ended 31.12.03 Total £m	Year ended 31.12.03 Total EPI £m
Life	**4,718**	**184**	**4,902**	**656**	4,684	90	4,774	559
Pensions	**1,975**	**219**	**2,194**	**416**	1,999	197	2,196	397
Mutual funds	**1,571**	**151**	**1,722**	**309**	2,141	57	2,198	271
Total	**8,264**	**554**	**8,818**	**1,381**	8,824	344	9,168	1,227
Bancassurance	**4,651**	**220**	**4,871**	**685**	4,832	129	4,961	612
Intermediary	**2,397**	**278**	**2,675**	**519**	3,008	165	3,173	466
Wealth Management	**1,216**	**56**	**1,272**	**177**	984	50	1,034	149
Total	**8,264**	**554**	**8,818**	**1,381**	8,824	344	9,168	1,227

Total funds under management, including assets managed by St James's Place, increased by 12% to £87bn at 31 December 2004 (31 December 2003 £78bn).

Prospects

The UK insurance and investment markets are experiencing a period of unprecedented regulatory and legislative change. Our multi-brand, multi-channel strategy, low cost access to banking customers and efficient administration provide a sound basis on which to build on the strong results reported in 2004.

A key objective for our Insurance business in the medium term is to profitably target market share of 15% or above. To achieve this, our strategy will be to continue to provide value for money products and excellent customer service to Group customers and to complement this by expanding our distribution beyond our traditional bank-based channels into new partnership arrangements and by growing telephone sales. This strategy will be complemented by the continued growth of esure and First Alternative.

In our Investment business, the size of the UK market, coupled with demographic pressures and the increasing awareness of the savings gap, presents a significant opportunity to grow both sales and shareholder returns, again targeting 15% or greater market share in the medium term. As a leading player in the UK pensions and investment markets, we are well placed for the launch of Stakeholder products, selective opportunities arising from the introduction of depolarisation and the implementation of pensions 'A day' simplification. Our Investment business is able to pursue its strategy from a position of financial strength and efficiency. Indeed the significant move away from with-profit sales in recent years means that the business is expected to be in a position to generate surplus capital in the coming years without compromising on its plans to grow new business or profits.

Supplementary information

Memorandum of Understanding concerning FRS 27 (Life Assurance)

Introduction

FRS 27 Life Assurance was published in December 2004 and the Accounting Standards Board (ASB) has accepted that it would be unrealistic to mandate full compliance for financial periods ending on 31 December 2004. Accordingly, certain modifications to the disclosure requirements of the Standard have been agreed for this year. The modified disclosure requirements are set out in a Memorandum of Understanding to which the ASB and representatives of the life insurance industry, including HBOS, are signatories. As part of the agreement, HBOS and the other signatories to the Memorandum have committed to complying in full with the requirements of FRS 27 for financial periods ending in 2005 onwards.

The life assurance business of the Group, which is transacted within the long term funds of approved insurance companies, comprises unit-linked, other non-profit business and with-profit business. Several companies within the Group transact either unit-linked and / or other non-profit business, but all with-profit business is underwritten by Clerical Medical Investment Group Ltd (Clerical Medical), part of HBOS Financial Services.

The key assumptions used in the measurement of insurance liabilities are determined by the respective Board of Directors of each insurance company on advice from the Head of Actuarial Function of the relevant company. All such values have been determined in accordance with the requirements of the FSA's Integrated Prudential Sourcebook for Insurers.

With-profits Business

Clerical Medical underwrites two main types of with-profits business: conventional with-profits business and unitised with-profits business.

With-profits business is now subject to the "twin peaks" test under the FSA's prudential reporting regime. The capital requirement is based on the higher of the regulatory position and the realistic position. At 31 December 2004 the regulatory peak of the Clerical Medical with-profits fund exceeded the realistic peak in the "twin-peaks" test. This was due to the nature of the liabilities and the level of prudence assumed in determining the regulatory value of those liabilities.

The regulatory reserve for conventional with-profits policies is calculated using a prospective valuation of future cashflows, taking account of any excess of guaranteed benefits over premiums, and using prudent assumptions for investment return, expenses and mortality. The regulatory reserve for unitised with-profits policies is determined by comparing a projection of the cashflows on the contracts, allowing for guaranteed benefits, with the lower of the value of the with-profits units held and the surrender value payable at the valuation date. The higher of the two values is taken as the reserve.

The realistic reserve for with-profits business is based on the asset share. In addition many with-profits contracts feature options and guarantees whose potential value is affected by the behaviour of certain financial variables. These options and guarantees are reserved for at fair value or a value using models that reflect market conditions at the valuation date.

Specifically, several classes of With-profit Bonds allow withdrawals to be taken without penalty and the bonds to be encashed at specific dates on guaranteed minimum terms. Also, certain pension contracts contain the option to vest the contracts at any time between the 60th and 75th birthday on annuity rates that were guaranteed at the outset of the contract.

A comparison of the provisional realistic assets and provisional realistic liabilities of the with-profit fund is set out in the table below. For this purpose, the amount of the realistic liabilities (including options and guarantees) has been adjusted to eliminate the shareholders' share of future bonuses, as required by FRS 27.

With-profits Business	£m
Provisional amount of realistic assets	17,883
Provisional amount of realistic liabilities	17,278
Provisional excess of realistic assets over realistic liabilities	605

Unit-linked and Non-profit Business

For unit-linked policies, the liability is equal to the sum of the value of the assets to which the contracts are linked, plus an additional reserve taking account of the risks and uncertainties for each separate class of business, subject to an overall minimum of the surrender value.

For other non-profit policies, the liability is equal to the discounted value of any excess of contractual benefits over premiums, taking account of expenses and the risks and uncertainties for each separate class of business.

Key Assumptions used in determining Regulatory Liabilities

The following mortality assumptions and interest rates were used for the key product lines to value the regulatory liabilities.

Business	Mortality	Interest
Unit-linked Policies		
Life assurance	70-150% AM/F92[1]	2.6% - 3.75%
Pensions	70-150% AM/F92[1]	3.25% - 4.75%
Non-profit Policies		
Pension Annuities		
Males	95% PMA92mc	Matching assets
Females	80% PFA92	Matching assets
Term Assurances		
Males	43-145% TM92[2]	2.6% - 4%
Females	55-160% TF92[2]	3% - 4%
With-profit		
Life assurance	70-100% AM/F92	3% - 3.75%
Pensions	70-100% AM/F92	3.75%

Note 1 With age adjustments for some classes of business.
Note 2 An AIDS uplift to mortality is assumed in line with FSA guidance.

Mortality and morbidity assumptions are determined following comparison of market data with the actual experience over a period of up to 5 years and contain a margin for prudence. For annuities, future improvements in mortality are based on standard projections from the Continuous Mortality Investigation Bureau; in particular, for males, the medium cohort projection is used. The valuation rates of interest for annuities are closely linked to market returns on the matching assets; allowance is made for credit risk on corporate bonds by considering historic default rates. Expense assumptions are based on company experience together with a prudent margin, and contracts are assumed to remain in force until their natural expiry.

Capital Position Statement as at 31 December 2004

£m	HBOS Financial Services			St. James's Place Capital		Halifax Assurance Ireland		
	UK With-profit Fund	UK Non-profit Fund	Overseas Non-profit Fund	UK Non-profit Fund	Overseas Non-profit Fund	Overseas Non-profit Fund	Total Shareholders' Funds	Grand Total
Embedded Value		1,273	131	73	41	81	2,827	**4,426**
Less Present Value of Inforce Business							2,437	**2,437**
Embedded Value Net Assets		1,273	131	73	41	81	390	**1,989**
Adjustments to Net Assets								
With-profit Fund Surplus Capital (Note 1)	410							**410**
Loan Capital (Note 2)		533					479	**1,012**
Other (Note 3)		(205)	(84)			20	(2)	**(271)**
Total Capital Available before Consolidation Adjustments	410	1,601	47	73	41	101	867	**3,140**
Consolidation Adjustments								
Enhanced Capital Requirement		(178)					(152)	**(330)**
Investment in subsidiary							(51)	**(51)**
Total Capital Available	410	1,423	47	73	41	101	664	**2,759**

Note 1
The with-profit fund surplus capital represents the excess of its assets over the value of its liabilities to policyholders

Note 2
The loan capital includes a contingent loan from the parent in the HBOS FS UK non-profit fund and subordinated debt in the Shareholders' funds

Note 3
Other adjustments to net assets include the following:

£167m in respect of closure reserve
£75m for dividend payable
£14m for inadmissible assets
£7m for deferred tax adjustments
£8m for other

Capital Resources available within the Group's Life Assurance Businesses

The Capital Position Statement shown above demonstrates how Shareholders' funds in the life assurance businesses relate to the total capital available to meet regulatory requirements. Within the long term business fund, capital available to meet the regulatory requirements has been determined by deducting the regulatory value of insurance and other liabilities from the market value of assets.

On the regulatory basis, the with-profit fund sensitivity to changes in market conditions arises from the movement in the Fund for Future Appropriations, which is one element of the capital resources. If asset values increase significantly the "twin peaks" test could result in the realistic peak biting. For unit-linked and non-profit policies, changes in market conditions have minimal impact on Shareholders' funds as assets and liabilities are closely matched.

Each insurance company regularly reviews its capital adequacy position to ensure that sufficient capital exists to cover its regulatory requirements.

Restrictions apply to the transfer of assets from any long term fund. At all times each long term fund must maintain an excess of assets over liabilities. Transfers of assets from a long term fund must be made on terms that are no less than fair to the policyholders. Transfers of assets from Clerical Medical's with-profits fund are subject to a number of additional restrictions, including the terms of the scheme of demutualisation effected in 1996 and the conditions contained in the Principles and Practices of Financial Management of the with-profits fund that were published in 2004.

nternational

Divisional Chief Executive: Colin Matthew

Australia Profits*	
2004	A$506m
2003	A$434m

Ireland Profits*	
2004	€148m
2003	€105m

*Profits before tax and exceptional items (in local currency)

'HBOS Australia is now positioned to achieve significant growth'

'2004 marked another year of record success for Bank of Scotland (Ireland), with strong growth in Business and Retail banking'

People are key to success in Ireland


Irish Independent
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2004

New Irish Headquarters



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YEAR AWARDS 2004
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International
continued


THE AU

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Excellent results confirm international status

International [1]

In sterling terms the combined results for Australia and Ireland disclosed a strong increase in profit before tax and exceptional items of 21% to £312m (2003 £257m), this despite the unfavourable movement of the Australian Dollar during 2004. The performance of Australia and Ireland in local currency terms is described on pages 32 to 35, to remove the distortions created by fluctuations in exchange rates.

Financial Performance

	Year ended 31.12.2004 £m	Year ended 31.12.2003 £m
Net interest income	**450**	400
Non-interest income	**196**	181
Fees and commissions receivable	**168**	169
Fees and commissions payable	**(21)**	(22)
Operating lease rental income	**20**	6
Other operating income	**29**	28
Operating income	**646**	581
Operating expenses*	**(306)**	(274)
Staff	**(151)**	(148)
Accommodation, repairs and maintenance	**(20)**	(19)
Technology	**(6)**	(6)
Marketing and communication	**(22)**	(19)
Depreciation:		
Tangible fixed assets	**(16)**	(16)
Operating lease assets	**(17)**	(4)
Other	**(74)**	(62)
General insurance claims payable	**(1)**	-
Amounts written off fixed asset investments	**2**	(6)
Operating profit before provisions*	**341**	301
Provisions for bad & doubtful debts:		
Specific	**(30)**	(37)
General	**-**	(7)
Share of profits of associates and joint ventures	**1**	-
Profit before tax and exceptional items	**312**	257
*Net interest margin***	**2.04%**	2.28%
Bad debt charge as a % of average advances**	**0.14%**	0.27%
Cost:income ratio***	**45.9%**	47.3%

* Excluding exceptional items.

** Certain loans and advances to customers have been securitised. Where a "linked presentation" format is used for the statutory balance sheet presentation of these assets and the associated non-returnable finance, these ratios are calculated before deduction of average loans and advances subject to non-returnable finance.

*** Cost:income ratio has been calculated excluding exceptional items and after netting operating lease depreciation, amounts written off fixed asset investments and general insurance claims payable against operating income.

(1) The results of our overseas businesses are converted at the spot exchange rate at the end of the respective accounting period.

The closing exchange rates used in the conversion of the results were:

	31.12.2004	31.12.2003
£1: Australian Dollar	**2.48007**	2.37560
£1: Euro	**1.41808**	1.41617

	As at 31.12.2004 £bn	As at 31.12.2003 £bn
Loans and advances to customers		
Loans and advances to customers	**23.5**	18.9
Less: *non-returnable finance*	**(0.1)**	(0.1)
	23.4	18.8
Bad debt provisions:	**£m**	£m
Specific	**75**	67
General	**84**	87
Total	**159**	154
Provisions as a % of loans and advances	**0.68%**	0.81%
Classification of loans and advances*:	**%**	%
Agriculture, forestry and fishing	**2**	2
Energy	**2**	3
Manufacturing industry	**5**	5
Construction and property	**21**	22
Hotels, restaurants and wholesale and retail trade	**12**	14
Transport, storage and communication	**2**	2
Financial	**5**	2
Other services etc.	**8**	11
Individuals:		
Home mortgages	**32**	29
Other personal lending	**7**	8
Overseas residents	**4**	2
	100	100
Non-performing assets ('NPAs')	**£203m**	£200m
Interest in suspense	**£12m**	£16m
NPAs as a % of closing advances	**0.86%**	1.06%
Provisions including interest in suspense as a % of NPAs	**84%**	85%
Total risk weighted assets	**£20.5bn**	£17.7bn
Total customer deposits	**£10.0bn**	£8.1bn

* Before provisions and after deducting non-returnable finance.

Australia

Financial Performance

	Year ended 31.12.2004 A$m	Year ended 31.12.2003 A$m
Net interest income	**740**	670
Non-interest income	**363**	342
Fees and commissions receivable	**328**	315
Fees and commissions payable	**(42)**	(35)
Operating lease rental income	**16**	15
Other operating income	**61**	47
Operating income	**1,103**	1,012
Operating expenses*	**(557)**	(514)
Staff	**(267)**	(266)
Accommodation, repairs and maintenance	**(37)**	(33)
Technology	**(11)**	(9)
Marketing and communication	**(41)**	(33)
Depreciation:		
Tangible fixed assets	**(30)**	(29)
Operating lease assets	**(12)**	(10)
Other	**(159)**	(134)
General insurance claims payable	**(2)**	-
Operating profit before provisions*	**544**	498
Provisions for bad & doubtful debts:		
Specific	**(45)**	(53)
General	**-**	(16)
Share of profits of associates and joint ventures	**7**	5
Profit before tax and exceptional items	**506**	434
Net interest margin**	**2.12%**	2.22%
Bad debt charge as a % of average advances**	**0.13%**	0.24%
Cost:income ratio***	**50.0%**	50.3%

* Excluding exceptional items.

** Certain loans and advances to customers have been securitised. Where a "linked presentation" format is used for the statutory balance sheet presentation of these assets and the associated non-returnable finance these ratios are calculated before deduction of average loans and advances subject to non-returnable finance.

*** Cost:income ratio has been calculated excluding exceptional items and after netting operating lease depreciation and general insurance claims payable against operating income.

In a year of consolidation and considerable investment, our Australian operations performed strongly. Profit before tax and exceptional items of A$506m increased by 17% (2003 A$434m).

Australian success

The entry into the Australian market by HBOS in retail through BankWest, has caused a shift in attitudes. BankWest caused something of a furore by offering a savings rate almost a full 1% higher than anything offered by the big four – CBA, Westpac, ANZ and National Australia Bank at launch. The exclusive use of internet and telephone banking, no necessity to staff and run costly high-street branches and the use of aggressive but effective marketing has quickly made BankWest a force to contend with Down Under.



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HBOS Australia's 'rebel' marketing campaign saw the creation of high impact, memorable advertising that made the most of our outstanding rates.

	As at 31.12.2004 A$bn	As at 31.12.2003 A$bn
Loans and advances to customers		
Loans and advances to customers	**36.3**	31.6
Less: non-returnable finance	**(0.2)**	(0.3)
	36.1	31.3
Bad debt provisions:	**A$m**	A$m
Specific	**75**	64
General	**150**	150
Total	**225**	214
Provisions as a % of loans and advances	**0.62%**	0.68%
Classification of loans and advances*:	**%**	%
Agriculture, forestry and fishing	**3**	3
Energy	**3**	3
Manufacturing industry	**3**	4
Construction and property	**21**	21
Hotels, restaurants and wholesale and retail trade	**8**	8
Transport, storage and communication	**2**	2
Financial	**7**	2
Other services etc.	**8**	10
Individuals:		
Home mortgages	**37**	38
Other personal lending	**7**	8
Overseas residents	**1**	1
	100	100
Non-performing assets ('NPAs')	**A$165m**	A$226m
Interest in suspense	**A$16m**	A$21m
NPAs as a % of closing advances	**0.45%**	0.72%
Provisions including interest in suspense as a % of NPAs	**146%**	104%
Total risk weighted assets	**A$30.2bn**	A$28.1bn
Total customer deposits	**A$15.1bn**	A$11.8bn

* Before provisions and after deducting non-returnable finance.

Total operating income rose 9%. Net interest income increased 10%, which was the result of 15% growth in advances offset by a fall in net interest margin to 2.12% (2003 2.22%). The margin for 2004 was negatively impacted especially in the first half of the year by the combination of unfavourable wholesale funding rates and lengthening funding maturities.

The key movements in margin were as follows:

Movement in Margin	Basis Points
Net interest margin for the year ended 31 December 2003	222
Lending margin	(1)
Wholesale funding	(9)
Net interest margin for the year ended 31 December 2004	**212**

Non-interest income increased by 6% reflecting growth in the underlying business particularly in relation to housing and asset finance as well as insurance related underwriting fees.

The continued focus on controlling costs, while also pursuing growth and integration initiatives, restricted expenses growth (excluding operating lease asset depreciation) to 8% with the cost:income ratio improving to 50.0% (2003 50.3%). The main areas of growth in operating expenses were driven by increased business demand from our technology services joint venture, investment in a variety of strategies initiated during the period and as part of a two year programme to improve internal processes, IT infrastructure and regulatory compliance.

Customer deposits grew 28% to A$15.1bn during the year, with significant growth in the fourth quarter largely as a result of a new retail deposits initiative, which includes two high interest direct deposit products under the BankWest brand. While still in the early stages, these products have been well received by the target market and exceeded key targets. For example, launched under the 'Rebel' theme in October, the initiative raised over A$1bn of deposits from more than 10,000 customers in 13 weeks. The marketing campaign associated with this strategy improved BankWest's brand recognition in the East Coast considerably, rising from 1% to 12% in 13 weeks, which will assist future growth initiatives.

In addition to the retail deposit initiative, we successfully grew commercial deposits, which totalled A$3.4bn at December 2004, an increase of 54% on the previous year led by the Specialist Deposit Services unit which was created in the second half of the year. An increase in staff and development of new products will help drive deposit growth in 2005. The overall self-funding ratio now stands at 44%.

Advances growth of 15% was achieved with growth particularly strong in the residential mortgage book, which increased 17% to A$14.7bn. The commercial book increased by 14% to A$20.6bn which has largely been the result of growth in asset finance.

The spread of the HBOS Australia loan portfolio geographically throughout Australia and across the retail, SME and corporate banking markets continues to be a significant strength and the quality of the book is high, evidenced by the reduction in non performing assets to 0.45% of closing advances to customers (2003 0.72%) and a reduced charge for bad debt provisions to 0.13% of average advances to customers (2003 0.24%).

Operational Performance

The formation of HBOS Australia, the new holding company overseeing the integrated operations of HBOS plc's Australian subsidiaries BankWest, Capital Finance, BOS International (Australia) Limited ('BOSIAL') and St Andrew's Insurance, and business integration was substantially completed during the year. Restructuring of the BankWest Treasury business to ensure integration with other parts of HBOS Treasury is scheduled for 2005 and, from 1 January 2005, the BankWest Treasury profits will be reported through HBOS Treasury.

The process of integrating the businesses of these subsidiaries, which operate in the areas of retail, corporate, commercial and asset finance and insurance and investment, presented a major challenge as the teams sought to maintain normal business activities while developing and implementing strategic and integration initiatives.


LIFE IS FULL OF
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SWITCHING BANK IS
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Retail initiative building on Business banking success in Ireland

During the year the HBOS Australia management team was strengthened with the appointment of David Willis as CEO and the secondment of a number of executives from HBOS UK. The extensive financial sector experience and strong leadership of the HBOS Australia management team will be a key ingredient in driving HBOS Australia to meet its growth objectives through product innovation, focus on customers and adapting the successful strategies used by HBOS in the UK to the Australian market.

In October, BOSIAL and BankWest Structured & Property Finance formally joined forces and are moving forward very positively. HBOS Australia is one of the leading players in this part of the corporate banking market and a number of significant structured underwriting transactions were won during the year.

The Insurance & Investment Division, created in April, successfully acquired a Life Licence and began distributing new life products to build a sound platform for the expansion of wealth management products particularly on the East Coast.

In Asset Finance, the integration of BankWest Asset Finance Division into Capital Finance's Business Finance Division provides a strong platform for further growth. Asset growth in this business during the year was a notable 30%. Asset Finance is planning a number of new product initiatives for 2005 including invoice discounting. Its range of business introducers and partners is increasing significantly.

Prospects

In Australia the domestic economy remains robust and, with the business integration completed, HBOS Australia is now positioned to achieve significant growth based on a clear strategy to offer differentiated customer focused products and services. A multi-brand approach is backed by flexibility together with direct access to the product creation, resources and balance sheet strength of HBOS plc.

During 2005 HBOS Australia will continue to invest in strategic initiatives aimed at generating strong organic growth in the medium term with particular emphasis on the retail and commercial markets to achieve the demanding growth targets in the future. The cost of these investments will be reflected in the 2005 results.

For HBOS Australia, 2005 will be a year to leverage our growth potential and progress our aim to be recognised as the customer champion in Australian financial services.

Ireland

Financial Performance

	Year ended 31.12.2004 €m	Year ended 31.12.2003 €m
Net interest income	**215**	166
Non-interest income	**65**	51
Fees and commissions receivable	**49**	51
Fees and commissions payable	**(5)**	(11)
Operating lease rental income	**19**	-
Other operating income	**2**	11
Operating income	**280**	217
Operating expenses*	**(116)**	(82)
Staff	**(62)**	(52)
Accommodation, repairs and maintenance	**(8)**	(7)
Technology	**(2)**	(3)
Marketing and communication	**(7)**	(7)
Depreciation:		
Tangible fixed assets	**(6)**	(6)
Operating lease assets	**(17)**	-
Other	**(14)**	(7)
Amounts written off fixed asset investments	**3**	(8)
Operating profit before provisions*	**167**	127
Provisions for bad & doubtful debts:		
Specific	**(17)**	(20)
Share of losses of associates and joint ventures	**(2)**	(2)
Profit before tax and exceptional items	**148**	105
Net interest margin	**1.84%**	2.12%
Bad debt charge as a % of average advances	**0.17%**	0.29%
Cost:income ratio**	**37.2%**	39.2%

* Excluding exceptional items.

** Cost:income ratio has been calculated excluding exceptional items and after netting operating lease depreciation and amounts written off fixed asset investments against operating income.

	As at 31.12.2004 €bn	As at 31.12.2003 €bn
Loans and advances to customers	**12.6**	7.9
Bad debt provisions:	**€m**	€m
Specific	**63**	57
General	**34**	34
Total	**97**	91
Provisions as a % of loans and advances	**0.77%**	1.16%
Classification of loans and advances*:	**%**	%
Agriculture, forestry and fishing	**1**	1
Energy	**-**	1
Manufacturing industry	**7**	8
Construction and property	**20**	26
Hotels, restaurants and wholesale and retail trade	**19**	28
Transport, storage and communication	**2**	3
Financial	**2**	3
Other services etc.	**10**	13
Individuals:		
Home mortgages	**24**	3
Other personal lending	**6**	7
Overseas residents	**9**	7
	100	100
Non-performing assets ('NPAs')	**€193m**	€147m
Interest in suspense	**€8m**	€10m
NPAs as a % of closing advances	**1.53%**	1.86%
Provisions including interest in suspense as a % of NPAs	**54%**	69%
Total risk weighted assets	**€11.8bn**	€8.3bn
Total customer deposits	**€5.6bn**	€4.4bn

* Before provisions.

During the year Bank of Scotland (Ireland) ('BoSI') continued its trend of significant growth. Income and profits increased substantially against a background of a decreasing cost:income ratio and improving credit quality. Profit before tax and exceptional items of €148m increased 41% (2003 €105m) boosted €8m by the transfer of the €2.1bn residential mortgage book from Retail Division in July.

Operating income grew 29%, with net interest income up 30%. The net interest margin declined to 1.84% (2003 2.12%).

Success in Ireland

Retail success has come to BoSI as the result of a number of important factors – not least the use of local understanding and expertise to enforce our offer. The transfer in July 2004 of the Irish residential mortgage business from HBOS Retail banking to BoSI went smoothly. The subsequent re-launch of the retail mortgage proposition under local management has been well received. Not only was there record growth, but the outlook is strong with new retail consumer and business products scheduled for launch in 2005. The newly established Specialised Finance Unit was instrumental in completing a number of high profile finance transactions in Ireland during 2004.



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The key movements in margin were as follows:

Movement in Margin	Basis Points
Net interest margin for the year ended 31 December 2003	212
Residential mortgages (including transfer of book from Retail)	(12)
Business banking product spread	(8)
Funding & other movements	(8)
Net interest margin for the year ended 31 December 2004	**184**

The margin reduction in the year arose through a combination of factors including the move into Retail mortgages from 1 July 2004, a tightening of the Business banking product spread as a result of increased competition which is to be expected with growth in market share and the corresponding change in the mix of liquid assets held.

The increase of 21% in operating expenses (excluding operating lease asset depreciation) is inclusive of investment for Retail initiatives and also reflects the cost of re-engineering the Venture Capital business within the core BoSI franchise. The cost:income ratio improved to 37.2% (2003 39.2%).

Growth in profits and in assets was not achieved at the expense of credit quality. Indeed credit quality improved in the year with NPAs as a percentage of closing advances falling from 1.86% to 1.53% and the total charge for bad debts as a percentage of average customer advances falling from 0.29% to 0.17%.

The main driver for growth in the year was strong customer demand. Loan applications were at record levels reflecting the continued customer focus of the business and the improved product and geographical coverage developed over the past couple of years.

Operational Performance

2004 marked another year of record success for BoSI Business banking activity with strong growth in all areas. Our core business banking proposition continued to deliver on our objective to become the Number One Business Bank in the Irish market with growth in advances of 31% and business volumes up 39%, an acceleration unmatched by our competitors. Customer deposits were also a major focus in the year and at €5.6bn at December 2004 represented annual growth of 27%.

This achievement underlines the success of the BoSI proposition; competitive products combined with superior customer service. Our customer base has given this a resounding affirmation enabling BoSI to win the Sunday Times Deep Insight "Company and Supplier of the Year" awards for 2004 and the IMAF Commercial Broker Award.

During the first half we outlined plans for expansion into Retail markets in Ireland commencing with the transfer of the Irish residential mortgage book from Retail to BoSI in July.

The mortgage portfolio has grown 24% to €2.6bn by December 2004 (July 2004 €2.1bn). This represented excellent progress for the fledgling business, surpassing new business targets and building a healthy pipeline for the New Year. We plan to expand the current range of mortgage products to capture a larger share of what is a growing market in Ireland.

Prospects

The outlook for the Irish economy continues to be strong with most of the economic indicators positive and we look forward to 2005 with optimism.

Growth prospects for Business banking are good with a strong pipeline ensuring that we are well positioned for another record year in 2005. Under the banner of the newly established Specialised Finance Unit we have completed a number of high profile leveraged finance transactions and plan to grow our presence in this corporate market.

In Retail the re-launch of the mortgage proposition under local management has been well received by the market and we are optimistic that the renewed focus on this business combined with the introduction of new mortgage products will see steady growth in new business and market share. The Irish Competition Authority has endorsed the need for change to facilitate customer switching and we will continue to be at the forefront of this initiative. Plans are advanced to launch other retail products in 2005 utilising a number of distribution channels and building on the expertise and experience of HBOS in the UK.

The BoSI brand has carved out a highly regarded niche based on quality of both products and service. Our colleagues remain enthusiastic and motivated and this energy combined with our proposition of simple value-for-money products has created a powerful momentum. The Irish market has proved receptive to our approach in both Business and Retail banking and in 2005 we will continue to build our presence in both.

Financial Review

Group profit before tax increased by £885m to £4,770m before charging exceptional costs of £48m relating to the merger of the Bank of Scotland and Halifax plc to create HBOS and £130m in respect of mortgage endowment compensation.

	Year ended 31.12.2004 £m	Year ended 31.12.2003 £m
Group profit before tax	**4,592**	3,766
Add back:		
Merger integration costs	**48**	119
Mortgage endowment compensation	**130**	
Group profit before tax and exceptional items	**4,770**	3,885

Divisional financial performance can be summarised as follows:

Year ended 31 December 2004	Retail £m	Corporate £m	Treasury £m	Insurance & Investment £m	International £m	Group Items £m	Year ended 31.12.2004 £m	Year ended 31.12.2003 £m
Net interest income	3,719	1,520	165	86	450		**5,940**	5,459
Non-interest income	1,029	1,396	206	1,460	196		**4,287**	3,487
Net operating income	4,748	2,916	371	1,546	646		**10,227**	8,946
Operating expenses*	(2,093)	(1,071)	(112)	(256)	(306)	(306)	**(4,144)**	(3,968)
General insurance claims				(214)	(1)		**(215)**	(99)
Amounts written off fixed asset investments		(27)	3	1	2		**(21)**	(29)
Operating profit before provisions*	2,655	1,818	262	1,077	341	(306)	**5,847**	4,850
Provisions for bad & doubtful debts								
Specific	(610)	(518)			(30)		**(1,158)**	(944)
General	(43)						**(43)**	(81)
Share of profits/(losses) of associates and joint ventures	34	76		(10)	1		**101**	60
Profit on sale of fixed assets	23						**23**	
Profit before tax and exceptional items	2,059	1,376	262	1,067	312	(306)	**4,770**	3,885
Year ended 31 December 2003								
Profit before tax and exceptional items	1,687	1,101	242	887	257	(289)	**3,885**	
Increase/(decrease) in profit before tax and exceptional items	22%	25%	8%	20%	21%	(6%)	**23%**	

* Excluding exceptional items.

Group profit before tax and exceptional items at £4,770m is 23% higher than a year ago. Non-interest income, 23% higher than a year ago, together with tight cost control are the key drivers for profit growth.

Basic earnings per share increased by 23% to 78.1p (2003 63.6p). Underlying earnings per share before exceptional items and goodwill amortisation rose 23% to 84.3p (2003 68.5p) and the proposed final dividend is 22.15p, which is 8% higher than the previous financial year. The basic dividend cover is 2.4 times and 2.6 times on an underlying basis up from 2.1 times and 2.2 times respectively in 2003. If approved at the Annual General Meeting, the final dividend will be paid on 13 May 2005 to shareholders on the register on 18 March 2005.

With effect from the 2004 final ordinary dividend, we intend to offer ordinary shareholders the facility to use the proceeds of their ordinary dividend to purchase HBOS plc ordinary shares through a Dividend Reinvestment Plan. Shareholders will be sent full details of the Plan, including a mandate to elect to join the Plan, in the Annual General Meeting mailing in March 2005.

Post Tax Return on Mean Equity

Group post tax return on mean equity ('ROE') increased from 17.7% for the year ended 31 December 2003 to 19.7%. Group post tax ROE is calculated by dividing profit attributable to ordinary shareholders before exceptional items by the monthly average of equity shareholders' funds.

	Year ended 31.12.2004 £m	Year ended 31.12.2003 £m
Post tax return		
Profit attributable to ordinary shareholders	**3,020**	2,415
Exceptional items	**125**	84
	3,145	2,499
Mean equity	**16,004**	14,087
	%	%
Post tax return on mean equity	**19.7**	17.7
Short term fluctuations in investment returns and changes in economic assumptions	**(0.2)**	
Group Target post tax return on mean equity	**19.5**	17.7
Adjustment for household insurance underwriting	**0.3**	
Group Adjusted Target return on mean equity	**19.8**	17.7

The Group's Target ROE, which excludes the impact of short term fluctuations on investment returns and changes to economic assumptions in our investment businesses was 19.5% compared to 17.7% for the same period last year.

After allowing for the reduction in profit arising from the commencement of household insurance underwriting from the start of 2004, Group Adjusted Target ROE for 2004 is 19.8%.

Group Net Interest Income

Group net interest income increased by £481m to £5,940m. The growth in net interest income reflects strong asset growth partly offset by a decline in Group net interest margin. This reflects higher wholesale funding costs, predominantly impacting Retail, and movements in product mix.

	Year ended 31.12.2004 £m	Year ended 31.12.2003 £m
Interest receivable	**21,635**	18,227
Interest payable	**(15,695)**	(12,768)
Net interest income	**5,940**	5,459
Average balances*		
Interest earning assets		
- Loans and advances	**289,571**	265,390
- Securities and other liquid assets	**35,780**	31,697
	325,351	297,087
- Securitised assets	**23,629**	11,810
	348,980	308,897
Group net interest margin	**1.70%**	1.77%
Divisional net interest margins:		
Retail	**1.83%**	1.92%
Corporate	**1.98%**	1.96%
International	**2.04%**	2.28%
Treasury	**0.09%**	0.13%

* Certain loans and advances to customers have been securitised. Where a "linked presentation" format is used for the statutory balance sheet presentation of these assets and the associated non-returnable finance, the net interest margin is calculated before deduction of average loans and advances subject to non-returnable finance. Trading assets within treasury operations are excluded from the net interest margin calculation.

Non-interest Income

Non-interest income increased by 23% to £4,287m. Net fees and commissions increased by 7%. Strong performances from both Retail and Corporate were partly offset by a loss of commissions previously received as an introducer of household insurance. Following the commencement of household insurance underwriting, income from this business is now reported within general insurance premium income. Income from long term assurance business was 36% higher than 2003 and includes the impact of positive short term fluctuations in investment returns and changes to economic assumptions of £40m (2003 £26m).

Profit on sale of investment securities increased to £108m reflecting a number of realisations within Corporate. Despite these realised gains, the unrealised profit on our Corporate investment portfolio is higher than last year end.

	Year ended 31.12.2004 £m	Year ended 31.12.2003 £m
Fees and commissions receivable	**2,710**	2,586
Fees and commissions payable	**(855)**	(847)
Dealing profits	**208**	172
General insurance premium income	**595**	360
Income from long term assurance business	**714**	525
Other operating income:		
Profit on sale of investment securities	**108**	43
Operating lease rental income	**618**	541
Other	**189**	107
Total	**4,287**	3,487

Operating Expenses

The Group cost:income ratio improved from 41.6% to 37.9%.

	Year ended 31.12.2004 £m	Year ended 31.12.2003 £m
Operating expenses	**4,322**	4,087
Exceptional items	**(178)**	(119)
	4,144	3,968
Goodwill amortisation	**(108)**	(97)
Operating lease depreciation	**(408)**	(344)
Underlying operating expenses	**3,628**	3,527
Net operating income	**10,227**	8,946
Amounts written off fixed asset investments	**(21)**	(29)
General insurance claims	**(215)**	(99)
Operating lease depreciation	**(408)**	(344)
Underlying operating income	**9,583**	8,474
Cost:income ratio	**37.9%**	41.6%

Tight cost control, particularly within Retail, restricted growth in underlying operating expenses to 3%.

	Year ended 31.12.2004 £m	Year ended 31.12.2003 £m
Staff	**1,875**	1,755
Accommodation, repairs and maintenance	**356**	389
Technology	**221**	300
Marketing and communication	**318**	357
Depreciation:		
Tangible fixed assets	**307**	283
Operating lease assets	**408**	344
Goodwill amortisation	**108**	97
Other	**551**	443
Total*	**4,144**	3,968

* Excluding exceptional items of £178m (2003 £119m).

Operating expenses, excluding exceptional items, increased by £176m to £4,144m. This reflects an increase in operating lease depreciation and an increase in pension costs to £175m (2003 £155m) primarily due to the full year impact of the additional pension charge in respect of the triennial valuation of the Halifax Retirement Fund on 31 March 2003. Following the insourcing of certain IT operations in the second half of 2003, there has been an increase in staff costs which is offset by a decrease in technology costs. The increase in goodwill amortisation is mainly attributable to the full year impact of the acquisition of the BankWest minority interest which completed in September 2003. Other includes the costs of regulatory and other business change programmes.

Group Items

Group Items principally comprise the gross expenses of managing the Group, including technology so far as it is not devolved to divisions, accommodation and other shared services such as cheque clearing, mailing etc. The costs of technology, accommodation and other shared services (other than those borne directly by Group functions) are subsequently recharged to divisions according to their usage and are shown under the operating expense analysis for each division. The net cost of Group Items increased by £17m, including £11m increase in goodwill amortisation and additional costs relating to the implementation of International Financial Reporting Standards and the new Integrated Prudential Sourcebook. The reduction in technology spend reflects the insourcing of certain IT operations. The increase in accommodation costs is due to a change in the management and classification between direct and recharged costs.

	Year ended 31.12.2004 £m	Year ended 31.12.2003 £m
Staff	**229**	189
Accommodation, repairs and maintenance	**315**	287
Technology	**102**	174
Marketing and communication	**52**	65
Depreciation	**199**	185
Goodwill amortisation	**108**	97
Other	**131**	83
Sub Total	**1,136**	1,080
Less recharges:		
Technology	**(335)**	(356)
Accommodation	**(316)**	(280)
Other shared services	**(179)**	(155)
Total	**306**	289

Share of Operating Profit/(Loss) of Joint Ventures and Other Associated Undertakings

The share of operating profit/(loss) of joint ventures and other associated undertakings is analysed in the following table. The increased share of profits in the year is largely within Corporate, reflecting an increased contribution from the numerous joint ventures within our integrated product portfolio.

	Year ended 31.12.2004 £m	Year ended 31.12.2003 £m
Retail:		
Centrica Personal Finance	**17**	19
Sainsbury's Bank	**8**	9
Other	**9**	5
Corporate:		
Lex Vehicle Leasing*	**18**	16
Drive Financial Services**	**12**	10
RFS	**8**	9
Other	**38**	4
Insurance & Investment:		
esure	**4**	(11)
First Alternative	**(15)**	(2)
Other	**1**	1
International	**1**	
Total	**101**	60

* After charging goodwill amortisation.
** Share of profit to 1 November 2004.

Balance Sheet Analysis

As at 31 December 2004	Retail £bn	Corporate £bn	Treasury £bn	International £bn	Total 31.12.2004 £bn	Total 31.12.2003 £bn
Loans & advances to customers	209.4	78.8	4.7	23.5	**316.4**	283.5
Less: non-returnable finance	(28.1)	(0.7)		(0.1)	**(28.9)**	(17.1)
	181.3	78.1	4.7	23.4	**287.5**	266.4
Bad debt provisions including interest in suspense						
Specific	1.2	0.5		0.1	**1.8**	1.6
General	0.4	0.3		0.1	**0.8**	0.8
Loans & advances to customers (before provisions)	182.9	78.9	4.7	23.6	**290.1**	268.8
Total risk weighted assets	105.2	92.9	14.8	20.5	**234.5***	215.8*
Total customer deposits	126.1	38.6	20.8	10.0	**195.5**	173.5

* Includes risk weighted assets of £1.1bn (December 2003 £1.1bn) attributable to Insurance & Investment.

Loans and advances to customers increased by 12% to £316.4bn. During the year non-returnable finance increased by £11.8bn due to mortgage loan securitisations of £6.1bn, £4.0bn and £3.9bn in March 2004, July 2004, and November 2004, respectively, partly offset by repayments. Loans and advances to customers within Retail increased by 10%, Corporate advances grew 9% and International advances increased by 24%. Customer deposits grew £22.0bn (13%) to £195.5bn and wholesale funding (excluding securitisation) increased by £2.6bn (2%) to £143.2bn.

The mix of the Group's gross lending portfolio at the period-end is summarised in the following table:

Classification of loans and advances*

	As at 31.12.2004 %	As at 31.12.2003 %
Energy		1
Manufacturing industry	**2**	2
Construction & property	**11**	11
Hotels, restaurants and wholesale and retail trade	**4**	3
Transport, storage and communication	**2**	2
Financial	**4**	3
Other services	**6**	6
Individuals:		
Residential mortgages	**59**	61
Other personal	**8**	7
Overseas residents	**4**	4
Total	**100**	100

* The classification of loans and advances follows the statutory analysis and is shown net of non-returnable finance. Before deducting non-returnable finance, residential mortgages would account for 62% of the total portfolio.

Bad Debt Provisions & Non-performing Assets

	Specific £m	General £m	Total £m
At 1 January 2004	1,460	792	2,252
Amounts written off during the year	(1,044)		(1,044)
Acquisitions and transfers	50		50
Charge for the year	1,158	43	1,201
Recoveries of amounts previously written off	42		42
Exchange movements	(5)	(2)	(7)
At 31 December 2004	**1,661**	**833**	**2,494**

The customer lending figures used within the calculations of credit quality ratios below are before deduction of securitised assets.

The total charge for bad and doubtful debts against Group profits was £1,201m (2003 £1,025m) representing 0.40% of average customer lending (2003 0.39%). Within this, the charge for specific provisions increased 23% to £1,158m (2003 £944m), representing 0.39% of average customer lending (2003 0.36%). The general provision charge for the year amounted to £43m (2003 £81m).

Closing provisions as a % of period end customer advances are analysed in the following table:

	£m	As at 31.12.2004 As % of customer advances	£m	As at 31.12.2003 As % of customer advances
Specific provisions	**1,661**	**0.53**	1,460	0.51
General provisions	**833**	**0.26**	792	0.28
	2,494	**0.79**	2,252	0.79

Non-performing assets (NPAs) as a % of year end customer advances and provisions and interest in suspense as a % of NPAs are analysed by division in the following table:

	Customer advances £bn	NPAs £m	NPAs as % of customer advances %	Provisions and interest in suspense £m	Provisions and interest in suspense as % of NPAs %
As at 31 December 2004					
Retail:					
Secured	**193.1**	**2,758**	**1.43**	**428**	**16**
Unsecured	**16.3**	**1,761**	**10.80**	**1,225**	**70**
Corporate	**78.8**	**1,144**	**1.45**	**808**	**71**
Treasury	**4.7**				
International	**23.5**	**203**	**0.86**	**171**	**84**
Total	**316.4**	**5,866**	**1.85**	**2,632**	**45**
As at 31 December 2003					
Retail:					
Secured	175.8	2,056	1.17	407	20
Unsecured	14.8	1,386	9.36	977	70
Corporate	72.2	1,309	1.81	846	65
Treasury	1.8				
International	18.9	200	1.06	170	85
Total	283.5	4,951	1.75	2,400	48

The cumulative provisions and interest in suspense, which are deducted from advances in the balance sheet, together with their percentage cover of NPAs are as follows:

	£m	As at 31.12.2004 As % of NPAs	£m	As at 31.12.2003 As % of NPAs
Specific provisions	**1,661**	**28**	1,460	29
General provisions	**833**	**14**	792	16
Interest in suspense	**138**	**3**	148	3
Total	**2,632**	**45**	2,400	48

Capital Structure

Regulatory Capital

	As at 31.12.2004 £m	As at 31.12.2003 £m
Risk Weighted Assets		
On balance sheet	**217,112**	199,622
Off balance sheet	**17,421**	16,168
Total Risk Weighted Assets	**234,533**	215,790
Tier 1		
Share capital	**1,381**	1,363
Eligible reserves	**16,262**	14,122
Minority interests (equity)	**536**	454
Minority and other interests (non-equity):		
Preferred securities	**2,719**	2,453
Preference shares	**198**	198
Less: goodwill	**(2,151)**	(2,146)
Total Tier 1 capital	**18,945**	16,444
Tier 2		
Undated subordinated debt	**5,903**	4,646
Dated subordinated debt	**7,616**	7,105
General provisions	**825**	773
Total Tier 2 capital	**14,344**	12,524
Supervisory deductions		
Unconsolidated investments – Life	**(4,725)**	(4,228)
Unconsolidated investments – Other	**(523)**	(494)
Investments in other banks and other deductions	**(457)**	(378)
Total supervisory deductions	**(5,705)**	(5,100)
Total regulatory capital	**27,584**	23,868
Regulatory Tier 1 capital ratio (%)	**8.1**	7.6
Total capital ratio (%)	**11.8**	11.1

Total regulatory capital increased during the year from £23,868m to £27,584m.

The issue of US$750m of innovative Tier 1 securities in June 2004 raised £385m of Tier 1 capital. Tier 1 capital was further strengthened by retained earnings, some shareholders electing to receive their 2003 final dividend and 2004 interim dividend in the form of shares, and the exercise of share options. Tier 2 capital was increased during the year by undated subordinated debt issues of €750m and €500m in March 2004 and £500m in November 2004 and by dated subordinated debt issues of €500m in May 2004 and €750m in October 2004. In sterling equivalent terms at 31 December 2004, these new issues totalled £2.3bn. The growth in Tier 1 and Tier 2 capital is partially offset by exchange rate fluctuations and by amortisation and repayment of dated subordinated debt.

In February 2004, HBOS plc issued US$500m of dated subordinated debt to replace US$500m held by Halifax plc which was called in April 2004.

Securitised loans not included within risk weighted assets increased following a further £14bn of mortgage loan securitisations.

Supervisory deductions mainly reflect investments in subsidiary undertakings that are not within the banking group for regulatory purposes. Deductions are made for the investments in Clerical Medical, St. James's Place Capital and St. Andrew's Group. Total deductions increased from £5,100m to £5,705m mainly as a result of increases in the embedded value of life policies held.

International Financial Reporting Standards

From 1 January 2005 the Group, in keeping with other European Union listed companies, is required to prepare its financial statements in accordance with International Financial Reporting Standards ('IFRS').

The Group hosted an IFRS seminar on 14 December 2004 to City analysts and investors setting out the expected effects for the HBOS Group as a result of the implementation of IFRS. Details of the seminar can be obtained from our website at www.HBOSplc.com. Despite there being elements of continuing uncertainty for the industry, most notably around the interpretation of standards and tax and regulatory requirements, the Group has continued to monitor developments and has not changed its assessment of the key areas affecting HBOS and the likely financial impact for both capital and earnings.

The 2005 Interim Accounts will be the first set of figures that will be published by the Group under IFRS and will be published on 3 August 2005. Additionally the Group will publish to the market the restated June 2004 and December 2004 HBOS Group UK GAAP results on an IFRS basis in May 2005, which will include all primary statements along with selected statutory notes. This will be supplemented by an analysis of the IFRS impact on Divisional performance.

Pension Costs

Under the transitional arrangements of FRS17, the Group continues to account for retirement benefits in accordance with SSAP24.

Had FRS17 been implemented in 2004, the charge in respect of defined benefit pension schemes would have been £208m. The market value of assets within all Group schemes increased by 11% during the year. However as scheme liabilities increased by 12%, partly due to a 0.15% reduction in the discount rate assumption to 5.45% reflecting falling corporate bond yields, the deficit on all Group schemes increased to £1,695m (2003 £1,496m). Taking into account the deferred tax asset, the net pension liability for all schemes is £1,186m (2003 £1,047m).

European Economic and Monetary Union ('EMU')

Whilst the government did not propose a euro assessment at the time of the Budget in 2004, it announced that it intends to again review progress at the time of the Budget in 2005.

HBOS Group continues to monitor government developments and remains actively involved in discussions within the Banking Industry and other sectors of the economy to help assess the implications for the Group and its customers.

Mark Tucker
Group Finance Director

The Group's Operating Controls
HBOS plc has established a comprehensive framework of internal controls for the management of risk within its businesses. The Board has overall responsibility for the Group's system of control. Aspects are delegated to Board Committees and Executive Committees and to senior management within the Group, but approval of the principal risk policies and standards, and of the terms of reference of Board Committees, is reserved to the Board. The Board is also responsible for reviewing the effectiveness of the systems and controls in place.

The system of controls described in this section has been in place in the HBOS Group throughout the period to the date of approval of the Annual Report and Accounts. It accords with the Turnbull guidance on internal control, and has also been reviewed by the Board specifically for the purposes of this statement.

1. Overview: Management and Controls
1.1 Principles
The system of internal control provides for a documented and auditable trail of accountability and applies across the Group's operations. It covers strategic, financial, regulatory and operational risks and provides for assurances to successive levels of management and, ultimately, to the Board. The Group also has processes in place to provide similar assurance in respect of joint ventures. More information about the particular types of risks faced by the Group is given on the following pages.

The control system continues to evolve, and specialist risk managers are tasked with carrying out research to identify industry best practice, and with ensuring that standards and policies within the Group are progressively developed to improve risk management practice.

The Group seeks to maintain high standards for the management of risk, in accordance with the following principles:

- Key risks are identified, measured where appropriate, and managed to achieve a balance between risk and reward which is acceptable to the Board. Each year the Board carries out a formal strategic review of risk management, and also reassesses its appetite for risk during the preparation of the Group's annual business plan. This focus on aligning the taking of risk with the achievement of business objectives means that the control system is designed to manage, rather than eliminate, risk and can provide only reasonable – and not absolute – assurance against material misstatement or loss.
- Management of risk is a key element of all managers' competencies. For each major risk type, centres of expertise have been established where appropriate, both in the divisions and at Group level, to ensure that guidance is available for managers within the Group.
- Risk management reporting must be comprehensive and accurate, reflecting the true position at any given time. Staff and systems resources are dedicated to ensuring that risk management information is accurate, timely and relevant to the business.

1.2 The Risk Management Framework
The Group follows a model that allocates clearly to specified executives and senior managers, and to Board and Executive Committees, specific roles in the management of risk, within an overall framework and strategy set by the Board. This model is based on the concept of "three lines of defence":

1) Primary management responsibility for strategy, performance management and risk control lies with the Board, the Group Chief Executive and the Chief Executive of each division (*first line of defence*);
2) Centralised policies and standards are developed, and objective oversight of risk management is exercised by specialist risk functions, supporting the Group's Executive Risk Committees (*second line of defence*); and
3) Independent and objective assurance on the effectiveness of control systems is provided by internal audit functions and the Group Audit Committee (*third line of defence*).

This is achieved through a formal governance structure, comprising committees with specified areas of responsibility, supported by management functions with a similar remit. The diagram "Risk Governance Structure" on the next page illustrates this approach, showing the committee structure and executive responsibilities in place with effect from 1 January 2005.

1.2.1 Strategy, Performance Measurement and Risk Control
The risk appetite of the Group is set by the Board. The strategy for managing risk is formulated by the Executive and recommended to the Board for approval. The HBOS Executive Committee (known until 31 December 2004 as the Group Management Board) also reviews the effectiveness of risk management systems through reports from management and from the Group Executive Risk Committees.

Management has prime responsibility for identifying and evaluating significant risks to the business and for designing and operating suitable controls. Internal and external risks are assessed, including control breakdowns, disruption of information systems, competition and regulatory requirements. The assessment process is designed to be consistent across the divisions and Group Functions and uses an iterative challenge process to provide successive assurances to ascending levels of management up to the Board.

In judging the effectiveness of the Group's controls, the Board reviews the reports of the Audit Committee and management. It also considers key performance indicators and reviews monthly financial and business performance showing variances against budget.

Divisional Chief Executives have responsibility for managing strategic, market, credit, liquidity, regulatory and operational issues and risks affecting their own operations within the parameters of the Group policies set by the Board. Each business division also has its own risk management committee or committees.

1.2.2 Policy, Performance and Risk Oversight
The Group Executive Risk Committees consider risks and risk management from the Group's perspective and are supported by the specialist Group Risk functions. Together they develop the policies and parameters within which business divisions are required to manage risk. They provide central oversight by reviewing and challenging the work of the business divisions' own risk committees and by providing functional leadership in the development and implementation of risk management techniques.

The Group Executive Risk Committees are Executive Committees of the HBOS Group. Committees covering specific types of risk assist the Board to formulate risk appetite, policies and strategies for that specific risk type,


HBOS Board
Group Chief Executive
First Line of Defence
Strategy, Performance Measurement and Risk Control
Second Line of Defence
Policy, Standards and Risk Oversight
Third Line of Defence
Independent Assurance
Group Risk Committee*
Supported by Group Risk
Group Credit Risk Committee
Supported by Group Credit Risk
Group Asset & Liability Committee
Supported by Group Asset & Liability Management
Group Insurance & Investment Risk Committee
Supported by Group Insurance & Investment Risk
Group Operational and Regulatory Risk Committee
Supported by Group Regulatory Risk and Group Operational Risk
Divisional Chief Executives Supported by Divisional Risk Committees
Group Risk Director
Audit Committee
Supported by Group Internal Audit
Divisional Risk Control Committees
Supported by Group Internal Audit

*The Group Risk Committee was established with effect from 1 January 2005

and are responsible for the implementation and maintenance of the risk management framework relating to that risk. The exception to this is the Group Insurance & Investment Risk Committee, which has a remit for wider risk management issues in Insurance and Investment Division, as explained below.

The four specific Executive Risk Committees are:

- the Group Credit Risk Committee, which covers all credit risk matters;
- the Group Asset & Liability Committee, which is responsible for balance sheet structure, market risks, trading, funding and liquidity management;
- the Group Insurance & Investment Risk Committee, which is responsible for investment, credit, market, liquidity and insurance risks, and for asset and liability management within the Insurance & Investment Division and the other insurance and investment entities within the Group; and
- the Group Operational and Regulatory Risk Committee, responsible for operational and regulatory risks.

In addition, the Group Risk Committee was established on 1 January 2005 to consider and manage the potential for group risks as defined on the following pages.

The Group has established specialist Group Risk functions in support of these committees. Their accountabilities are:

- to recommend Group policies, standards and limits;
- to monitor compliance with those policies, standards and limits; and
- to aggregate risks arising in the business divisions, and to monitor the overall Group position independently from the divisions' own analysis.

The Group Risk functions consist of Group Financial and Operational Risk and Group Regulatory Risk, which report to the Group Risk Director. Until 4 October 2004 (when a separate post with responsibility for Risk was introduced) this role was fulfilled by the Group Finance Director. For clarity, the role is referred to as Group Risk Director throughout this report. The Group Risk functions provide functional leadership for specialist personnel throughout the Group. They oversee risk management activities across the Group to ensure minimum standards are met; set target standards to promote Group practices that exceed industry minimum standards; and monitor aggregate risk data at Group-wide and cross-divisional regulated entity levels.

Group Financial Risk has three main areas of focus, Group Asset and Liability Management, Group Credit Risk and Group Insurance and Investment Risk, whose function is to support the respective Executive Risk Committees.

The Group Risk areas which support the Group Operational and Regulatory Risk Committee are Group Operational Risk and Group Regulatory Risk. In addition to its support for the Committee, Group Regulatory Risk is also responsible for oversight of the Group's adherence to regulatory requirements and for oversight of communications with regulators on a Group-wide basis, with direct responsibility for relations with the Financial Services Authority (FSA), the Group's principal regulator.

1.2.3 Independent Assurance

Without diminishing its own accountability, the Board has delegated certain responsibilities to the Audit Committee, including ensuring that there is regular review of the adequacy and efficiency of the internal control procedures. This role provides independent and objective assurance that there is an appropriate control structure throughout the Group. The Group's Audit Committee acts as the audit committee for regulated entities that are not wholly within a single business division and is supported by six divisional Risk Control Committees.

The Audit Committee, which meets at least quarterly, inter alia reviews management's procedures for:

- identifying business risks and controlling their financial impact;
- preventing or detecting fraud;
- ensuring compliance with regulatory and legal requirements; and
- monitoring the operational effectiveness of policies and systems.

The Audit Committee, which summarises its findings to the Board, obtains assurance about the internal control and risk management environment through regular reports from Group Financial and Operational Risk, Group Regulatory Risk and Group Internal Audit. The Group Risk Director, the Chief Financial and Operational Risk Officer, the Head(s) of Group Regulatory Risk and the Head of Group Internal Audit all have right of direct access to the Chairman of the Audit Committee and the Chief Executive.

The Audit Committee also considers external auditors' reports and reviews the minutes and work of divisional Risk Control Committees.

All business divisions have divisional Risk Control Committees which generally comprise at least two independent Non-executive Directors and an Executive Director, independent of that division. They review, on behalf of the Audit Committee, the adequacy of the business divisions' systems of internal control (including financial, regulatory and operational risk management). These committees meet regularly to review the significant risks facing their division's business and the techniques used to identify, assess and manage them.

The divisional Risk Control Committees and, where appropriate, subsidiary companies' Audit Committees operate under delegated authority from the Audit Committee and the planning and co-ordination of their activities is reviewed by the Audit Committee.

Group Internal Audit supports the Audit Committee, divisional Risk Control Committees and senior management by reviewing independently and objectively the effectiveness of the control and risk environment.

2. Management Of Key Risks

The Group is subject to risks, inherent in financial services activity. The Group's principal activities are the provision of retail, business and corporate banking, treasury services, investment management, insurance and life assurance. It consequently makes loans to and takes deposits from customers and wholesale counterparties, while the activities of Insurance & Investment Division carry investment management and insurance underwriting risks.

The banking industry has responded to the growing complexity of the financial markets and a number of regulatory initiatives by developing a suite of sophisticated risk management techniques. The Group is committed to developing its risk management techniques and methodologies, both to maintain high standards of risk management practice, and to fulfil the requirements of UK and international regulators.

The new Basel Capital Accord (BIS II) is intended to encourage improvement in banks' ability to measure risk and to align capital requirements closely with risk management practices. The provisions of BIS II provide the context for much of the Group's current risk development work, including investment in advanced risk models. The Prudential Sourcebook under which the FSA will implement Basel II refers to the following categories of risks:

- credit risk;
- market risk;
- liquidity risk;
- insurance risk;
- operational risk (including regulatory risk); and
- group risk (sometimes referred to as "group contagion risk").

2.1 Credit Risk

This is the risk of financial loss from a customer's failure to settle financial obligations as they fall due.

The Group Credit Risk Committee, one of the Executive Risk Committees described on page 41, is chaired by the Group Risk Director and comprises senior executives from across the business divisions and group functions. It meets monthly and reviews the Group's lending portfolio to ensure a Group-wide understanding and control of credit risk. It also assists the Board in formulating the Group's credit risk appetite. The Board also approves annually the Group Credit Risk Policy statement.

Day to day management of credit risk is undertaken by specialist credit teams working within each business division in compliance with policies approved by the Board. Typical functions undertaken by these teams include credit sanctioning, portfolio management and management of high risk and defaulted accounts.

Group Credit Risk, a specialist support function within Group Financial & Operational Risk, provides centralised expertise in the area of credit risk measurement and management techniques. In addition to reporting on the performance of each divisional portfolio to the Group Credit Risk Committee, Group Credit Risk provides a challenge role in terms of adherence to laid down standards, policies and limits.

In Retail Division use is made, where it is practical to do so, of software technology in credit scoring new applications. In addition, where practical, behavioural scoring is used to provide an assessment of the conduct of a customer's accounts in granting extensions to, and setting limits for, existing facilities. Collections activity for credit cards, current accounts and personal loans, is centralised for the various products, and software systems are used to prioritise action. Mortgage collection is conducted through a number of payment collection departments. Small business customers may be rated using scorecards in a similar manner to retail customers.

Corporate Division typically conducts a full credit assessment of the financial strength of each potential transaction and/or customer, awarding an internal risk rating. Internal ratings are reviewed regularly. The same approach is also used for larger SME (small to medium enterprise) customers.

For Treasury Division, credit risk policies are established and reviewed by the Group Wholesale Credit Committee, a subcommittee of the Group Credit Risk Committee.

An additional measure within the credit risk framework is the establishment of industrial sector and country limits. All such limits are set and monitored by the Group Credit Risk Committee. The controls applied to lending assessment processes consider environmental risk and the potential impact this may have on the value of the underlying security.

Target and benchmark standards have been established across the Group for the management of credit risk. All divisions are committed to continuously improving all facets of credit risk management and there have been significant levels of investment in the development of risk rating tools, including scorecards, better able to discriminate and price for risk across the portfolio.

Within the insurance and investment businesses, formal policies for credit risk management and an overall credit risk appetite, approved by the Board of the relevant company, are in use together with a regular monitoring process to ensure compliance. Additionally, oversight in this area is undertaken by the Group Insurance and Investment Risk Committee. To meet new regulatory requirements, additional reporting has been developed on how credit risk is managed at the legal entity level.

2.2 Market Risk

Market risk is defined as the potential loss in value or earnings of the organisation arising from:

- changes in external market factors such as interest rates (interest rate risk), foreign exchange rates (foreign exchange risk), commodity prices and equity prices; or
- the potential for customers to act in a manner which is inconsistent with business, pricing and hedging assumptions.

The objectives of the Group's market risk framework are to ensure that:

- market risk is taken only in accordance with the Board's appetite for such risk;
- such risk is within the Group's financial capability, management understanding and staff competence;
- the Group complies with all regulatory requirements relating to the taking of market risk;
- the quality of the Group's profits is appropriately managed and its reputation safeguarded; and
- appropriate information on market risk is known to those making decisions, such that the taking of market risk is designed to enhance shareholder value.

Risk appetite is set by the Board, which allocates responsibility for oversight and management of market risk to the Group Asset & Liability Committee, one of the Executive Risk Committees described on page 41, and chaired by the Group Risk Director. Market risk is controlled across the Group by setting limits using a mixture of measurement methodologies. Detailed market risk framework documents and limit structures have been developed for each division. These are tailored to the specific market risk characteristics and business objectives of each operating division. Each divisional policy document requires appropriate divisional sanction, and is then forwarded to the Group Asset & Liability Committee for approval on at least an annual basis.

Market risk within the insurance and investment businesses arises in a number of ways and depending upon the product, some risks are borne directly by the customer and some by the insurance and investment company. In the case of the risk borne by the customer, this is controlled by adherence to, and regular monitoring of, investment mandates and, if appropriate, unit pricing systems and controls. In the case of the company, overall risk appetites and policies, approved by the company's Board, together with regular monitoring ensure that this is appropriately controlled.

Group items (net free reserves, subordinated debt and structural foreign exchange) are managed within separate policies and limits/mandates as set by the Group Asset & Liability Committee.

2.2.1 Interest Rate Risk

The primary market risk faced by the Group is interest rate risk. Interest rate risk exists where the Group's financial assets and liabilities have interest rates set under different bases or reset at different times.

The Board limit for structural interest rate risk is expressed in terms of potential volatility of net interest income in adverse market conditions using an Earnings at Risk ('EaR') methodology. The EaR methodology combines an analysis of the Group's current on and off-balance sheet risk position overlaid with behavioural assessment and repricing assumptions of planned future activity. In addition to this primary control, a number of other risk methodologies are applied to manage risk, including:

- Present Value of a Basis Point ('PVBP') – PVBP is a measure of market value sensitivity and quantifies the change in present value of cash flows for a one basis point change in interest rates. This method is primarily used for Treasury Banking Book activities where there is a limited impact from behavioural and/or internal re-pricing issues.
- Net asset/liability repricing maturity matrices – EaR analysis focuses on positions over the detailed planning horizon and can be directly related back to reported performance. To ensure that the Group does not have long term embedded risks that are not being appropriately controlled, limits are set on net asset/liability positions that re-price beyond one year.

The Board has delegated authority to the Group Asset & Liability Committee to allocate limits to business areas as appropriate within the overall risk appetite, as approved by the Board each year. In turn, the Group Asset & Liability Committee has granted limits which represent the risk tolerance for each division. Interest rate risk arising in the course of business is required to be transferred to HBOS Treasury Services plc ('HBOSTS') from the banking divisions. The residual risk in the banking divisions is primarily that related either to behavioural characteristics or to basis risk arising from imperfect correlations in the adjustment of rates earned and paid on different instruments with otherwise similar characteristics. Risk in the business divisions is measured by EaR. With respect to Treasury the primary risk measure is the impact attributable to a one basis point move in the yield curve. This is a more appropriate control given the nature of exposures that Treasury's banking book carries. These two measures have been calibrated and expressed as an EaR equivalent. The Group Asset & Liability Committee undertakes to ensure that the aggregate exposure does not exceed the total Group risk appetite.

Sensitivity to interest rate movements is shown in Note 42 to the Accounts on pages 120 to 121 which provides the year end re-pricing profile for the Group's financial assets and liabilities in the non-trading book, which includes lending, funding and liquidity activities.

2.2.2 Foreign Exchange Risk

The Board has delegated authority to the Group Asset & Liability Committee to set structural foreign exchange limits. The Group Asset & Liability Committee has established limits for foreign exchange transaction and translation risk.

Derivatives: Management of Market Risk Exposures		
Activity	Risk	Type of Derivative
Management of the investment of reserves and other non-interest bearing liabilities.	Sensitivity to falls in interest rates.	Receive fixed interest rate swaps.
Fixed and capped rate mortgage lending.	Sensitivity to increases in interest rates.	Pay fixed interest rate swaps. Purchase of interest rate caps.
Fixed rate savings products.	Sensitivity to falls in interest rates.	Receive fixed interest rate swaps.
Fixed rate funding.	Sensitivity to falls in interest rates.	Receive fixed interest rate swaps.
Fixed rate asset investments.	Sensitivity to increases in interest rates.	Pay fixed interest rate swaps.
Investment and funding in non-sterling currencies.	Sensitivity to changes in foreign exchange rates and interest rates.	Cross currency interest rate swaps. Foreign exchange contracts.
Investment in assets/issuance with embedded options.	Sensitivity to changes in underlying rates and rate volatility.	Interest rate swaps, caps and floors.

Transaction exposures arise primarily from profits generated in the overseas operations, which will be remitted back to the UK and then converted into sterling.

Translation exposures arise due to earnings that are retained within the overseas operations and reinvested within their own balance sheet.

Structural foreign exchange exposures are set out in Note 44 to the Accounts on page 122.

2.2.3 Trading
The Group's market risk trading activities are principally conducted by HBOSTS. This Group activity is subject to a Trading Policy Statement which is approved by the Board and limits set by the Group Asset & Liability Committee.

Treasury trading primarily centres around two activities: proprietary trading and trading on the back of business flows. Both activities incur market risk, the majority being interest rate and foreign exchange rate exposure. The framework for managing the market risk in these activities requires detailed and tailored modelling techniques which are the responsibility of the Treasury Market Risk team.

The Group employs several complementary techniques to measure and control trading activities including: Value at Risk ('VaR'), sensitivity analysis, stress testing and position limits. The VaR model used forecasts the Group's exposure to market risk within an estimated level of confidence over a defined time period.

The average VaR value in 2004 was £5.6m. The calculation is based upon a confidence level of 99% with a one day holding period. The principal areas of market risk taken are interest rate (outright positioning, basis, spread and volatility risk), and foreign exchange risk. There is no material commodity exposure, and limited equity exposure.

The current methodology for providing an aggregated VaR for the business uses very conservative assumptions. In order to assess the effectiveness of VaR the Group uses a technique known as backtesting which compares the daily profit and loss from trading activities to the VaR estimate for that day. Daily standard deviation of trading profit and loss was £0.9m.

The Group recognises that the VaR methodology cannot guarantee the maximum loss that may be suffered in any trading period, particularly in the event of market turmoil. Therefore, stress testing is used to simulate the effect of selected adverse market movements.

The Group's trading market risk exposure for the year ended 31 December 2004 is analysed in Note 43 on page 121 of the Accounts. The regulatory capital charge for market risk trading exposures represents only 1.13% of the Group's capital base.

2.2.4 Derivatives
In the normal course of banking business, the Group uses a limited range of derivative instruments for both trading and non-trading purposes. The principal derivative instruments used are interest rate swaps, interest rate options, cross currency swaps, forward rate agreements, forward foreign exchange contracts and futures. The Group uses derivatives as a risk management tool for hedging interest rate and foreign exchange rate risk.

The table above "Derivatives: Management of Market Risk Exposures" provides an illustration of the traditional banking services and activities which can give rise to market risk exposures and the way in which this can be managed and mitigated by using derivatives.

The Group's activity in derivatives is controlled within risk management limits set by the Board and overseen by the Group Asset & Liability Committee. This framework recognises the principal risks including credit, operational, liquidity and market risk associated with derivatives. Details of derivative contracts outstanding at the year end are included in Note 39 of the Accounts on pages 116 to117.

2.3 Liquidity Risk
Liquidity risk is the risk that the Group will be unable to meet financial commitments arising from cashflows generated by its business activities. This risk can arise from mismatches

in the timing of cashflows relating to assets, liabilities and off-balance sheet instruments.

Liquidity policy is set by the Board. The responsibility to direct the management of liquidity and to report against policy is delegated to the Group Asset & Liability Committee. Liquidity is managed on a Group basis. Overseas units may be subject to specific regulatory requirements, but the activities in such units are also reflected within Group policy.

Policy is reviewed at least annually to ensure its continued relevance to the Group's current and planned operations. Operational liquidity management is delegated to Treasury; the Group Asset & Liability Committee oversees the controls exercised by Treasury.

The Group uses the FSA's Sterling Stock Liquidity approach. The key element of the FSA's Sterling Stock Liquidity policy is that a bank should hold a stock of high quality liquid assets that can be sold quickly and discreetly in order to replace funding that has been withdrawn due to an actual or perceived problem with the bank. The objective is that this stock should enable the bank to continue business, whilst providing an opportunity to arrange more permanent funding solutions.

The FSA have a prescriptive regime for retail banks that specifies the formula for determining both the quantum and type of assets qualifying for Sterling Stock Liquidity. Sterling Stock Liquidity is regarded as a cost of doing business. It is not regarded as an operational liquidity pool as it will always be required in case of emergency. From an operational perspective, the Group will place greater reliance on market access to funding sources and the retention of a pool of diversified assets that can be sold in an efficient and discreet manner.

In addition to the regulatory requirements for holding liquidity, the Board requires that prudential liquidity limits should be set by Group Asset & Liability Committee both at aggregate levels and for individual currencies in which the Group has significant wholesale funding. These limits are established by way of cashflow mismatch and are quantified over two time horizons – for sight to eight days and for sight to one month.

For the purpose of calculation, marketable assets are subject to both instrument concentration limits and prudential discount factors. An assessment is also made for the possible outflow from customer deposits and committed facilities, determined by prudential behavioural modelling.

The funding capacity of the Group is dependent upon factors such as the strength of the balance sheet, earnings, asset quality, ratings and market position. The Group Asset & Liability Committee assesses the Group funding mix to ensure that adequate diversity is maintained. It is Group policy to manage its balance sheet profile to ensure customer deposits sourced outside of HBOSTS represent a significant component of its overall funding. Within HBOSTS, the Group avoids undue concentration by maintaining both a widespread mix of counterparties and inward credit lines and a core set of bank and non-bank depositor relationships providing a stable source of funding. The Group Asset & Liability Committee approves the appropriate balance of short to medium term funding.

The Group has established a comprehensive Liquidity Contingency Planning Framework to identify liquidity stress situations at an early stage.

2.4 Insurance and Investment Risk

Insurance risk is the potential for loss, arising out of adverse claims and persistency experience, from both life and general insurance contracts. Investment risk is the potential for financial loss arising from the risks associated with the asset management activities of the Group. This includes both those assets which correspond to liabilities to policyholders and the free assets corresponding to liabilities to shareholders. It also includes indirect risks associated with the management of assets held on behalf of third parties.

The Group Insurance & Investment Risk Committee, one of the Executive Risk Committees described on page 41, considers regular reports on specified aggregate risks across all of the Group's insurance and investment businesses. The committee takes a technical and expert perspective on financial risks within these businesses, including insurance and investment risk. It oversees the development, implementation and maintenance of the overall financial risk management framework, covering financial risk in each business individually, as well as in aggregate. As part of the overall Group risk management framework, the Group Insurance & Investment Risk Committee provides regular reporting to the Group Asset & Liability Committee and to the Group Credit Risk Committee on market and credit risk (respectively) arising within these businesses.

The majority of the Group's insurance and investment businesses are managed within the HBOS Financial Services, HBOS General Insurance and Insight Investment operating divisions. Day to day management of insurance and investment risk is undertaken both by line management and by specialist teams within the insurance and investment businesses. Use is made of the statutory actuarial roles, both to ensure regulatory compliance in respect of the authorised insurance companies in the Group and to meet Group control standards.

During 2004, as part of the PSB (Integrated Prudential Source Book) development project, significant enhancements to the way these risks are measured and monitored were made. This included the documentation of overall risk appetites together with improvements to the reporting and governance structure.

2.5 Operational Risk

Operational risk is defined within the Basel Capital Accord as "the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. This definition includes legal risk, but excludes strategic and reputational risk. (Legal risk includes, but is not limited to, exposure to fines, penalties, or punitive damages resulting from supervisory actions as well as private settlements)".

The Group Operational and Regulatory Risk Committee is an executive committee chaired by the Group Risk Director, and considers both operational and regulatory risks. It is attended by senior colleagues from Group and the divisions. Inter alia, it receives reports on significant operational risk issues from across the Group.

For operational risk issues, the committee is supported by Group Operational Risk. Group Operational Risk also has responsibility for the design and management of two systems that support the underlying processes; provision of oversight and functional leadership of operational risk management activity across the Group; and production of aggregated HBOS reports for several senior committees. An operational risk capital model is also being developed, to help HBOS better understand the level of risk it is exposed to.

Within the business, day to day management of operational risk is an intrinsic part of every business manager's role. Line management is supported by specialist operational risk teams in each division. These teams develop divisional specific strategies for managing operational risk, tailor Group policy and ensure that implementation of the framework is embedded.

The main components of the HBOS operational risk framework include regular risk and control assessments, loss reporting, key risk indicator tracking and monitoring of external events. Insurance cover and contingency arrangements are also used to mitigate risk where appropriate. During 2004, operational risk systems and controls were reviewed and improved across the Group in preparation for the introduction of revised regulatory standards. In addition, a thorough internal review of the HBOS operational risk framework was undertaken. As a result, enhancements are planned to the approach used for operational risk, which will help to further align the management of operational risk to the day to day running of the Group. These enhancements include clearer definitions of elements of operational risk; more frequent risk self assessments; a greater challenge role for specialist support functions; and a greater focus upon the primary risks to the Group.

These improvements build on the Group's existing operational risk management capabilities, and will be phased-in during 2005.

2.6 Regulatory Risk

Regulatory Risk is the risk to HBOS's business strategy, model, plans, reputation and financial condition which results from failure to meet laws, regulations, internal standards and policies. This includes failing to meet expectations of key stakeholders such as customers, employees and society as a whole whose interests are represented by regulators in the UK and elsewhere. Regulatory risk can also arise where the Group fails to anticipate and manage regulatory change adequately or fails to manage its communications and relationships with its regulator adequately.

The Executive Committee responsible for regulatory risk is the Group Operational and Regulatory Risk Committee (described on page 41). In respect of regulatory risk, its aim is to ensure that the requirements of the relevant regulatory authorities are complied with and to this end it considers risk issues and reports from across the Group. In that, it is supported by Group Regulatory Risk.

Group Regulatory Risk (a specialist Group Function) provides the "second line of defence" in relation to regulatory risk management within the HBOS Group, recommending the Group-wide regulatory risk management policies, standards and framework. It is also accountable for overseeing the adequacy and effectiveness of regulatory risk management being carried out in each of the operating divisions and for providing reports and assessments in that regard to the operating division Risk Control Committees and to the Audit Committee.

Day to day management of regulatory risk is the accountability of line management within the business divisions. Specialist teams of regulatory risk management advisers working within each operating division are accountable for providing line management with advice on requirements and appropriate systems and controls to ensure day to day compliance. These specialist teams are also accountable for designing, carrying out and reporting on appropriate risk-based transactional monitoring programmes to check ongoing compliance with key regulatory requirements.

2.7 Group (Contagion) Risk

Group risk in the HBOS Group refers to the aggregation and management of risks arising throughout the Group, and includes the management of group contagion risk, which assesses the extent to which membership of the Group may be a source of both risk and strength to individual entities within the Group.

The potential for these risks to result in adverse financial impacts across the HBOS Group is monitored under the direction of the Group Risk Director, who chairs the Group Risk Committee. This committee reviews concentrations of risk across the Group and the results of stress tests applied to aggregate risk positions, to monitor compliance with the overall risk appetite set by the Board.

Jo Dawson
Group Risk Director

Five Year Summary
For the years ended 31 December

	2004 £m	2003 £m	2002 [1] £m	2001 [2] £m	2000 £m
Profit and Loss Account					
Net operating income [3]	**10,227**	8,946	7,546	6,507	6,244
Operating expenses [3]	**4,144**	3,968	3,609	3,331	2,858
Provisions for bad and doubtful debts	**1,201**	1,025	832	608	471
Profit before tax and exceptional items	**4,770**	3,885	3,062	2,515	2,925
Balance Sheet					
Total assets (excluding long term assurance assets attributable to policyholders)	**393,318**	364,599	317,732	274,470	235,085
Total assets	**442,881**	408,413	355,030	312,071	266,143
Subordinated liabilities	**14,633**	12,882	9,127	7,923	5,985
Share capital	**1,381**	1,363	1,346	1,292	1,278
Reserves	**16,242**	14,005	12,373	10,121	9,260

	%	%	%	%	%
Performance Ratios					
Post tax return on mean equity [3][4]	**19.7**	17.7	15.9	15.1	19.5
Group Target post-tax return on mean equity [3][4][5]	**19.5**	17.7	17.5	16.8	
Cost:income ratio [6]	**37.9**	41.6	45.2	49.2	43.3
Net interest margin [7]	**1.70**	1.77	1.83	1.87	1.95

	per ordinary share				
	pence	pence	pence	pence	pence
Shareholder Information					
Dividends	**32.95**	30.9	29.4	28.0	22.4
Underlying earnings excluding exceptional items and goodwill amortisation	**84.3**	68.5	56.1	47.7	55.6

(1) 2002 numbers are restated from those that were published in the 2002 Annual Report and Accounts to reflect the implementation from 2003 onwards of UITF37 "Purchases and sales of own shares" and UITF38 "Accounting for ESOP trusts". Prior years are not restated as the effect is not material.

(2) 2001 numbers are restated from those that were published in the 2001 Annual Report and Accounts to reflect the use from 2002 onwards of unsmoothed asset values for the purposes of determining the income from long term assurance business, the implementation of FRS19 "Deferred Tax" and UITF33 "Obligations in capital instruments". 2000 is presented on the previous basis.

(3) Excluding exceptional items.

(4) From 2002 onwards, mean equity is calculated on a monthly average basis. Prior to this date, mean equity was calculated on a simple average basis.

(5) Excluding short term fluctuations in investment returns and changes to economic assumptions in our investment businesses.

(6) The cost:income ratio is calculated excluding exceptional items, goodwill amortisation and after netting operating lease depreciation, amounts written off fixed asset investments and general insurance claims against operating income.

(7) The net interest margin from 2001 onwards is calculated excluding trading assets and from 2002 onwards is calculated before the deduction of average loans and advances subject to non-returnable finance.

Corporate Responsibility

Total Reward



Easycash


HALIFAX

HBOS Foundation


HBOS FOUNDATION
2004
MILLION CHALLENGE

For the first time in 2004, HBOS has set out its statement of business principles, entitled "Our Commitment to the Way We Do Business". The statement was agreed by the Board in February 2004, and communicated internally to all HBOS colleagues in April. It was published in the HBOS Corporate Responsibility Report "Taking Care of Tomorrow" and on the Group's website www.HBOSplc.com/community in July.

HBOS: our commitment to the way we do business

HBOS has over 2.5m shareholders, 20m customers, 71,000 colleagues, and many thousands of suppliers. Our commitment to these groups and to society in general is that collectively and individually we aspire to act responsibly and to high standards at all times. This is set out in our statement of business principles, called The Way We Do Business. The full statement is published on the right.

The statement refers to the Group's key stakeholders and sets out how we will manage our relationships with them. It refers to transparent, value-for-money products, a safe working environment, developing the skills of our colleagues, relationships with suppliers, and to a range of social and environmental issues, including human rights, bribery and corruption, charitable donations, financial literacy and money advice.

The Way We Do Business is supported by 48 key performance indicators ('KPIs') published in the 2004 Corporate Responsibility ('CR') Report. Each of our stakeholders, and the main CR dimensions of marketplace, workplace, community and environment are addressed by these comprehensive KPIs. Measures have been adopted for customer satisfaction, including complaint handling, tracking the number of "best buys", product quality as perceived by financial journalists, and our colleagues' view of their rewards and benefits. We are committed to publishing our progress on these measures internally and externally each year.

Governance

HBOS has extensive policy formulation, governance and monitoring mechanisms in place for CR (Corporate Governance is specifically dealt with on pages 54 to 58 of this report). There is an annual review of corporate responsibility policy and performance by the Board, on which Phil Hodkinson, Chief Executive, Insurance & Investment Division has overall accountability for co-ordinating the HBOS response to CR issues. Phil chairs the Group's Corporate Responsibility Forum comprised of senior managers from each business division and key business functions such as Procurement, Diversity, and Community Banking. This meets quarterly and reports to the Board annually.

"Our commitment to the way we do business"

Shareholders

We will promote the interests of our shareholders by seeking to increase the value of their shares and dividends, and through sound corporate governance. We will communicate with shareholders regularly and in doing so will seek to be clear, comprehensive and balanced.

Customers

We will be honest, fair and open in our dealings with our customers and endeavour to help them at all times. We are committed to providing them with value for money products, designed and promoted in a simple and transparent way, and made as widely available as possible. When things go wrong, as they sometimes do, we will resolve problems as quickly and fairly as we can.

Colleagues

We will create a safe working environment which encourages openness, honesty and mutual respect, and where colleagues can constructively challenge and ask questions. We will offer equal opportunities for all. We will provide the opportunity for all colleagues to develop their skills and knowledge, and to enjoy fulfilling careers. We will offer competitive remuneration with total rewards linked to individual and collective performance, and the opportunity for colleagues to participate in the success of HBOS.

Suppliers

We will deal openly, fairly and honestly with all our suppliers and business partners. We will not demand of them standards that we do not apply to ourselves but we will seek to understand their approach before doing business with them.

Society

Our main contribution to society is the value we can add through our success in business. We will seek to be a positive influence on those social and environmental issues which, having listened responsibly to our shareholders, customers, colleagues and suppliers, we think are important, for example upholding human rights.

We will observe the laws and regulations of all countries in which we operate, not just in the letter but also the spirit. We will not countenance bribery, corruption, insider trading or the concealment of conflicts of interest.

We will contribute to the development of the community by making charitable donations to initiatives relating to financial literacy and money advice, and by providing opportunities for colleagues to support the development of the communities in which they live and work.

Delivering our commitment

We will measure our progress against this commitment and report this regularly to shareholders, customers, colleagues and suppliers. Wherever possible, we will independently benchmark or verify that it continues to meet their expectations.

The HBOS Customer Contract Forum was set up in 2004: James Crosby chairs this group of senior executives. It includes the Heads of Group Risk, Marketing and Customer Relations and focuses on how HBOS designs, promotes and sells products. The Forum will contribute to the task of regaining public trust in financial products and services, through a focus on our marketing activity, product pricing, policies and processes.

James Crosby also chairs the Diversity Leadership Group, responsible for the Group's Diversity policy. CR leadership within the Divisions and businesses is provided through new CR Forums in Corporate Division and Group Procurement.

Risks and Opportunities

Corporate responsibility for HBOS is first and foremost about our products. We believe that corporate responsibility is not something that can be pursued separately from our business goals, and we have therefore built CR into the Group's risk evaluation process. The following examples demonstrate how we are doing this across our business.

Marketplace

We recognise that there are issues about public trust in financial services, and opportunities for HBOS to differentiate our products from competitors by focusing on fairness, value-for-money and transparency. This is a significant agenda, and we have some way to go in order to achieve our objectives and aspirations.

In Retail, our market leading current account, credit card and savings products again generated a significant increase in new customers joining HBOS. In 2004, we opened 1 million new bank accounts and 1.2 million credit card accounts, and increased our savings and banking credit balances by £8.4bn. In Insurance & Investment, our "level-load" range of simple bancassurance products has produced 12% sales growth and confirmation of HBOS as the UK's leading bancassurer.

Responsible lending is an imperative for HBOS, although we acknowledge that we do not always get everything right. The One card launched in 2004 by Halifax and Bank of Scotland is a good example of our focus on responsible lending. This product features risk-based pricing, so a customer's good credit history is rewarded with a lower interest rate. Currently the pricing ranges from an APR of 9.9% through to 12.9%, 15.9% and 18.9%. Unusually in this market, the One card is available to both new and existing customers. In practice, over 80% of customers are offered either the 9.9% or 12.9% rates.



Taking care of tomorrow

Credit cards have recently been the focus of Parliamentary enquiries led by the Treasury Select Committee. HBOS has worked closely with the Committee and was the first bank to feature summary boxes on monthly statements. The summary box includes key information such as the interest rate and fees applicable to the product. HBOS has, in keeping with the Committee's proposals, also offered to share with other banks experience data on credit card accounts. This could help to reduce the number of customers who may be taking on more debt than they can afford to repay. We also include clear minimum payment advice in the summary box.

Responsible lending is also very much part of our mortgage business. Halifax has always taken a conservative approach to mortgage lending, with an average loan-to-value ratio across the book of currently only 41%. In 2004, an updated "affordability model" was introduced to take account of changes in household finances. It recognises customers' personal income tax and national insurance payments, their likely household spending patterns based on data from the Office of National Statistics, existing credit commitments, and potential disposable income.

Workplace

The sustained success of HBOS requires a high degree of engagement and motivation amongst all our colleagues. The HBOS People Strategy, the colleague commitments within The Way We Do Business statement, and the supporting HR policies and practices are all designed with this in mind. In addition, HBOS human capital reporting metrics are being developed to enable the Board to track our progress, in anticipation of the Operating and Financial Review proposals which build on the recent Kingsmill Report recommendations.

It is essential that we engage effectively with our colleagues throughout HBOS so that they become, and remain, advocates of HBOS and our ability to promote and sell our products and services. This clearly contributes to achieving our business goals. Colleague advocacy is a critical measure of performance in this area, which is tracked monthly across the Group by MORI.

The HBOS reward and benefits policy focuses on delivering outstanding rewards for outstanding performance. These rewards are designed to be sufficiently local to reflect specific business circumstances, whilst retaining a core element of consistency across HBOS. This is principally achieved through a range of share schemes which allows colleagues to participate in the long-term success of the business as a whole. This approach to "Total Reward" has the backing of our Unions, and our commitment to choice and share ownership does, we believe, distinguish us in the marketplace. For the first time in 2004, all our colleagues received a Total Reward statement that detailed the total value of all aspects of their reward and benefits package.

HBOS works closely with, and encourages colleagues to join one of, our two recognised unions, ACCORD and AMICUS. Our relationship with both unions is healthy, our joint discussions are conducted in a spirit of mutual respect and understanding, and this helps to ensure that our terms and conditions meet the current and future needs of our business.

Throughout HBOS we take the view that good performance is as much about the "how" as the "what". We have clearly articulated our expectations of colleagues and these are again aligned with The Way We Do Business statement, and with our business objectives.

Our training and development activities and our succession planning process take a rounded view of colleagues' performance, and are designed to enable all colleagues to achieve their full potential.

In such a large organisation it is essential that the leadership teams have absolute clarity about what is expected of them and this is achieved through a range of communications media, both face-to-face and electronic. There are monthly business television programmes, intranets, magazines and regular electronic newsletters for all our colleagues. A key objective here is to maintain high levels of colleague advocacy for our strategy; we measure this through MORI surveys.

Employing 71,000 people as we do and operating across many business sectors throughout the UK, we recognise the importance of embracing all aspects of diversity amongst both our colleagues and our communities. This is a further means of building colleague commitment and advocacy and brings real business benefits. Recognition of our success in this field has shown through our achievement of the Gold Standard from Race for Opportunity, Platinum status from Opportunity Now and maintaining our standing as an Age Positive Employer Champion.

The commitment of our colleagues remains a key competitive advantage for us and one which we believe cannot be replicated. At all times, the People Strategy is focused on engaging our colleagues so that they can deliver for the business and realise their full potential.

Community

The Group has a range of policies in place to implement its community investment strategy. The Group's investment in the community

Going for Gold





Match that!

help the hospices

Our fundraising is on excellent form, with the Foundation matching pound for pound the money raised by colleagues in the HBOS Million £ Challenge. A staggering £1.75m was given to Help the Hospices, Barnardos and Mencap. All in all a total of £3.2m was raised making us one of the biggest corporate fundraisers in the UK.



New environments



totalled £36.3m in 2004. Specifically, across the UK, HBOS focuses on financial inclusion, financial literacy and developing local communities. Given its historic roots, HBOS also has community programmes in both Yorkshire and Scotland, including major sponsorships north of the border. The HBOS Foundation is one of the main vehicles through which the Group supports both financial literacy and community development projects. It made available grants to both national and local charities totalling £3.7m in 2004 and also supported fundraising and volunteering activities by our colleagues. In 2004, £1.725m was raised in the HBOS Million £ Challenge for Help the Hospices, Barnardos and Mencap through the matching by the Foundation of funds raised by colleagues. Our fundraising activity, including the Challenge and matched funding of colleague's own initiatives, totalled £3.2m, making HBOS one of the UK's largest corporate fundraisers. In addition, colleague volunteering for community activities more than doubled in 2004, supported by matching colleague time with the equivalent of up to one day per year of company time.

Financial literacy is a natural focus for the Group. Financial literacy and money advice programmes by definition are aimed at everybody in society, irrespective of income or socio-economic group. Higher levels of financial literacy are often linked to higher educational achievement, and it is usually the most vulnerable groups that need help. We fund organisations such as NCH, NACRO, Refuge, Gingerbread, Centrepoint and National Debtline to help them deliver their literacy programmes.

Closely linked to financial literacy is the subject of financial inclusion, which is about ensuring that deprived sections of our community, or vulnerable groups, are given access to our products and services. HBOS is the biggest provider of social banking accounts in the UK, with over two-thirds of the market. Our contribution to this market was recognised in the 2004 Guardian Giving List, which highlighted the £20m cost to the Group of providing social banking products.

Our Community Banking team, working with local providers across the country, including the award-winning Wester Hailes scheme in Edinburgh, has developed initiatives such as Community Banking Agreements (CBAs) which are designed to reduce the risk of default. Its customers are therefore able to move out of poverty into regular employment and, in time, they may be eligible for the full range of financial products and services. The team is actively helping to increase the potential of social enterprise and the voluntary sector, developing business solutions for financial inclusion. Halifax is the only bank participating in the Treasury's Saving Gateway scheme, designed to encourage take-up of saving in low-income communities.

Environment

HBOS is the UK's leading mortgage lender and a major home insurer; as a result the Group is very concerned about the potential impact of climate change, and we are focusing much of our environmental activity on the issue of sustainable housing. One example of this is the increased risk of flooding for some areas of the UK. If an area becomes prone to flooding and customers are unable to insure themselves against flood risks, they could potentially see the value of their property falling below the amount of their outstanding loans. To help our customers HBOS has extended its commitment to cover 1.8 million homeowners against flood risk up to at least 2008. Another example of our work in this area is the extensive sustainability survey of publicly quoted housebuilders undertaken in conjunction with WWF in 2004.

Elsewhere, we seek to incorporate our understanding of environmental issues in lending and investment assessment processes. An example is our work on Europe's largest regeneration project, the Thames Gateway initiative, where Silvertown Quays is a major mixed-use development. This waterfront scheme is creating a new use for London's Royal Victoria Dock with a mix of high quality residential, workspace, retail, leisure and entertainment facilities. HBOS, working in conjunction with the project developer, Silvertown Quays Ltd, and the London Development Agency, has provided development funding for the early stages of the project.

Looking to the Future

The Way We Do Business sets out our corporate responsibility aspirations, and we will be expanding our performance measurement and targeting, publishing the results and commenting on our performance in our next Corporate Responsibility Report. We have made progress in recent years, but recognise that we can do more to improve our performance. Gaining a reputation for sound corporate responsibility practices is the right strategy for HBOS in a marketplace in which the absence of trust has unfortunately become a predominant theme in recent years.

A full Corporate Responsibility Report is available on the HBOS website www.HBOSplc.com/community/corporate_responsibility_report, or in hard copy from Corporateresponsibility@HBOSplc.com.

The Board





Chairman
Dennis Stevenson
Age 59. Dennis was appointed Chairman of HBOS plc on its formation in 2001. He is also Chairman of Pearson plc and a Non-executive Director of Manpower Inc, Chairman of the House of Lords Appointments Commission and Chancellor of the University of the Arts London. He is also president of the Employers Forum on Age.

Chief Executive
James Crosby
Age 48. James was appointed Chief Executive of HBOS plc on its formation in 2001 and is also a Non-executive Director of ITV plc and the Financial Services Authority.

Executive Directors
Phil Hodkinson
Age 46. Phil was appointed Chief Executive of the Insurance & Investment Division of HBOS plc in September 2001 and is Chairperson of the HBOS Foundation, a Director of Business in the Community and a Fellow of the Institute of Actuaries. He spent his earlier career in the life assurance industry with Allied Dunbar, Eagle Star and Zurich Financial Services.

Andy Hornby
Age 38. Andy joined the Board of Halifax in 1999 and became Chief Executive of the Retail Division of HBOS plc in September 2001 having previously carried out various roles at the Boston Consulting Group, Blue Circle and ASDA. Andy is also a Non-executive Director of GUS plc.

Colin Matthew
Age 54. In January 2004 Colin became Chief Executive of the Strategy and International Operations Division having previously been the Chief Executive of Business Banking. He joined Bank of Scotland in 1966 and became a Director in 2000.

George Mitchell
Age 54. In September 2001 George became Chief Executive of the Corporate Division of HBOS plc and, with effect from 1 January 2004, assumed responsibility for the Group's Treasury operations. He joined Bank of Scotland in 1966 and held various positions prior to being appointed to the Board of Bank of Scotland in 2000. He became Treasurer and Managing Director of Bank of Scotland in 2001 and Governor in 2003.

Mark Tucker
Age 46. Mark joined HBOS in April 2004, becoming Group Finance Director in October 2004. He spent 17 years with Prudential in various appointments in the UK, USA and Hong Kong, latterly as Chief Executive of Prudential Corporation Asia. Mark's early career was with PriceWaterhouse as a Tax consultant.





The Board
Left to right: Top Row:
James Crosby
George Mitchell
Dennis Stevenson
Andy Hornby
Mike Ellis (retired 31/12/04)
Coline McConville
Brian Ivory
David Shearer
Charles Dunstone

Bottom Row:
Kate Nealon
Tony Hobson
John Maclean
Sir Ron Garrick
Colin Matthew
Mark Tucker
Phil Hodkinson

Non-executive Directors

Charles Dunstone
Age 40. Charles was appointed as a Non-executive Director of Halifax in 2000. He is Chief Executive Officer of The Carphone Warehouse Group PLC which he founded in 1989.

Sir Ronald (Ron) Garrick
Age 64. Sir Ron joined the Board of Bank of Scotland in March 2000. In January 2003 he became Deputy Chairman of HBOS plc and Senior Independent Director in 2004. He had previously held the positions of Chief Executive and Chairman of the Weir Group PLC. He was also Deputy Chairman of Scottish Enterprise and is a former Director of Shell UK and Scottish Power plc.

Anthony (Tony) Hobson
Age 57. Tony joined the Board in 2001 and is Chairman of the Audit Committee. He is also Deputy Chairman of Northern Foods plc and a Non-executive Director of Sage Group plc, Glas Cymru Cyfyngedig and Jardine Lloyd Thompson Group plc. He was Group Finance Director of Legal & General Group for 14 years, retiring in 2001.

Brian Ivory
Age 55. Brian joined the Board of Bank of Scotland in 1998 and is Chairman of the HBOS Remuneration Committee. He is Chairman of The Scottish American Investment Company PLC, a Director of Remy Cointreau S.A. and Chairman of the National Galleries of Scotland.

John Maclean
Age 61. John joined the Board of Bank of Scotland in 1995. He was a Non-executive Director of Scottish Value Trust PLC and Chairman of their Audit Committee until he retired in November 2004. He was a Founder and Director of Kelvin Shipholdings Limited. In addition, John is a Member of Court and Chairman of the Audit Committee of Glasgow Caledonian University.

Coline McConville
Age 40. Coline joined the Board of Halifax in 2000. She is the Chief Executive Officer, Europe of Clear Channel International Limited and was previously with McKinsey & Co, Management Consultants and The L E K Partnership. Coline qualified as a lawyer in Australia and has an MBA from Harvard Business School.

Kathleen (Kate) Nealon
Age 51. Kate joined the Board of HBOS in March 2004. She is also a Non-executive Director of Cable & Wireless, a Non-executive Director to the Independent Regulator of the NHS Foundation Trust Hospitals and a Senior Associate of the Judge Institute of Management, Cambridge University. Previously Kate was Group Head of Legal and Compliance for Standard Chartered Plc having joined in 1992. She is a US qualified lawyer.

David Shearer
Age 45. David joined the Board of HBOS in March 2004. Until 31 December 2003, David was the Senior Partner of Deloitte & Touche for Scotland and Northern Ireland, and until September 2003, was a UK Board member of Deloitte & Touche. He is also a Governor and Non-executive Director of The Glasgow School of Art and a member of the advisory panel to Martin Currie in respect of its Private Equity business. David is a Chartered Accountant.

Corporate Governance Report

Following last year's dry run, the provisions of the new Combined Code on Corporate Governance are now fully applicable to this Annual Report and Accounts and a further full review has been carried out

Every vote counts



Form of Proxy

The Combined Code



COMPLY
OR
EXPLAIN

Listening to shareholders



1. The Combined Code on Corporate Governance

This Corporate Governance Report explains key features of the Company's governance structure, how it applies the principles in the revised Combined Code or Corporate Governance (the 'Code'), and the extent to which the Company has complied with the "provisions" – or requirements – of the Code.

The guiding principle of "comply or explain" that was stressed in Sir Derek Higgs' report is now enshrined in the Preamble to the Code. Each of the provisions set out in the Code has been reviewed. Where appropriate, steps have been taken to ensure that the Company is in compliance with all of those provisions. As at the date of this Report the Company complies with all of the provisions of the Code, save the requirement in Code Provision D.1.1 that the Senior Independent Director should attend meetings with a range of shareholders. Whilst the Senior Independent Director has attended various briefings and other meetings with analysts and other representatives of institutional investors in 2004, he has not undertaken a programme of meetings with individual shareholders, as this has not been considered necessary.

The Company has a comprehensive programme of meetings and dialogue with institutional investors. The views of investors expressed through this dialogue, and through the Annual Audit of Investor Opinion (referred to in more detail on page 58), are communicated to the Board as a whole, so that all Directors can develop a balanced understanding of the issues and concerns of major shareholders. Feedback from a number of shareholders suggests that these arrangements for communication between the Company and its shareholders are considered to be satisfactory and effective, and that regular or routine meetings between shareholders and the Senior Independent Director are not considered necessary.

The Senior Independent Director is, of course, always available to meet shareholders on request, to ensure that the Board is aware of any shareholder concerns that cannot be resolved through the routine mechanisms for investor communication.

2. Directors

Brief biographical details of current Directors are set out on pages 52 and 53. Kate Nealon and David Shearer were appointed Directors of the Company with effect from 23 March 2004 and, in accordance with the Company's Articles of Association, were re-elected by shareholders at the 2004 AGM. Sir Bob Reid and Louis Sherwood retired at the conclusion of the Company's Annual General Meeting on 27 April 2004. Philip Yea resigned from the Company with effect from 30 June 2004, following his appointment as Chief Executive of 3i plc. Mike Ellis retired as a Director on 31 December 2004. Mark Tucker was appointed as a Director on 30 April 2004.

Having served since November 1995 on the Boards of Bank of Scotland and subsequently the Company, John Maclean will retire at the conclusion of the Company's Annual General Meeting on 27 April 2005 and will not seek re-election by shareholders. John has been and continues to be a fully effective member of the Board, but his 'retirement' from the Board is in line with the Company's policy in relation to the tenure of Non-executive Directors. That policy, informed by the provisions of the Code that deal with the 'independence' of Non-executive Directors, recognises that, in almost all cases, Non-executive Directors will stand down from the Board no later than the ninth anniversary of their first election by shareholders.

The roles of Chairman and Chief Executive are separate and there is a clear, written division of responsibilities between those roles. There is also a Non-executive Deputy Chairman (Sir Ron Garrick) whose role is also separately defined. In addition to the Chairman, the Board comprised, as at 31 December 2004, seven Executive Directors and eight Non-executive Directors. All of the Non-executive Directors are considered by the Board to be independent. Following the retirement from the Board of Sir Bob Reid at the 2004 AGM, Sir Ron Garrick, the Company's Non-executive Deputy Chairman, was also appointed to the role of Senior Independent Director. As Senior Independent Director, Sir Ron will, as necessary, lead meetings of the independent Non-executive Directors (without the Executive Directors and/or the Chairman being present); be available to meet with shareholders, to understand their concerns and (in the event that contacts with the Chairman and/or Chief Executive are inappropriate or have failed) to present these views to the Board as a whole; and to lead the performance evaluation of the Chairman.

In accordance with the Company's Articles of Association, which provide for all Directors to stand for re-election at intervals of no more than three years, Colin Matthew, Charles Dunstone, Tony Hobson and Dennis Stevenson, will retire by rotation, and will each seek re-election by shareholders, at the 2005 AGM. The Chairman is pleased to confirm, following formal performance evaluations, that the performance of both Charles and Tony continues to be effective, and they continue to demonstrate commitment in their respective roles as Non-executive Directors. The Deputy Chairman confirms, following formal performance evaluation, that the performance of the Chairman continues to be effective, and that the Chairman continues to demonstrate commitment to his role. As announced by the Company on 28 February, the Company has invited Dennis Stevenson, to serve a further term as Chairman following expiry of his current appointment, on 30 June 2005. Dennis has accepted that invitation and, subject to his re-election being approved by shareholders at the 2005 AGM, will therefore serve as Chairman for a further three years, commencing on 1 July 2005.

Mark Tucker, having been appointed a Director on 30 April 2004 will also present himself for election in accordance with the Articles of Association.

In accordance with Principle A5 of the Code, Kate Nealon and David Shearer, as newly appointed Directors were provided during 2004 with a full, formal and tailored programme of induction, to familiarise them with the Group's businesses; the risks and strategic challenges those businesses face; and the economic, competition, legal and regulatory environments in which they operate. In addition, a programme of strategic and other business reviews, together with other training provided during the year, ensures that all Directors continually update their skills; their knowledge and familiarity with the Group's businesses; and their awareness of sector, risk, regulatory, legal, financial and other developments.

Particulars of Directors' remuneration and interests in shares of the Company are given in the Report of the Board in relation to Remuneration Policy and Practice (the "Directors' Remuneration Report") on pages 60 to 79.

The Company Secretary is an employee, but not a Director, of the Company.

3. The Board

The Board meets regularly to determine the strategic direction of the Group and to review operating, financial and risk performance. There is a formal schedule of matters reserved to the Board which includes approval of the Group's annual Business Plan (that defines the operating and strategic objectives of the Group and the risk framework within which the Group will operate); Group policies and standards on financial and non-financial risks; significant transactions, above defined limits; the commencement of significant new business activities; and the scope of delegations to Board Committees, subsidiary boards and executive management of the Group. The executive management of the Group is responsible to the Board for developing strategy; for the profitability and overall performance of the Group; and for managing the Group's businesses in accordance with the Group Business Plan, and the policies, standards and risk appetite defined by the Board. Details of the full list of matters reserved to the Board can be found on the Company's website.

The Board has overall responsibility for the Group's system of internal control and annually reviews its effectiveness, including a review of financial, operational, compliance and risk management controls. The implementation and maintenance of the risk management and internal control systems are the responsibility of the Executive Directors and other senior management. The system is designed to manage the risk of failure to achieve business objectives, and provide reasonable assurance against material misstatement or loss.

Until 31 December 2004, the Group Management Board was the senior executive committee of the Group. Its role primarily consisted of providing advice and support to the Chief Executive in relation to the discharge of his delegated responsibilities concerning the development of strategy and management of the Group, with particular reference to cross-Divisional or Groupwide issues, including monitoring the risk management practices approved and adopted by individual business areas. Information about these mechanisms and the Group's compliance with "Internal Control: Guidance for Directors on the Combined Code" (the "Turnbull Guidance") is set out in the Financial Review and Risk Management Report on pages 36 to 46.

With effect from 1 January 2005, the Group Management Board was superseded by the HBOS Executive Committee, whose membership reflects internal organisational changes that took place with effect from the end of 2004, including the appointment of the new Group Risk Director.

In addition to two formal meetings of the Board held solely to authorise release of the Company's preliminary and interim results, following consideration of those results by the Audit Committee and the full Board (which are discounted for this purpose) there were ten Board meetings during 2004 at which all Directors were present, except for apologies from Charles Dunstone, James Crosby, Brian Ivory and John Maclean, on one occasion each.

The Company has established a two year evaluation programme in respect of the performance of the Board and its principal committees. This programme includes in-depth one-to-one discussions between the Chairman and individual Directors, together with collective discussion at a meeting of the full Board - supplemented, in alternate years, by detailed questionnaires, completed by all Directors. Actions are agreed to deal with issues raised as a result of this evaluation process. In 2004, for example, actions were implemented to facilitate greater challenge by Non-executive Directors, particularly in respect of strategic issues, and to give additional emphasis to succession planning in relation to the most senior management roles.

The performance of individual executive Directors is appraised annually by the Chief Executive, to whom they report. The performance of the Chairman is reviewed by the Non-executive Directors, led by the Deputy Chairman, taking into account the views of the executive Directors. A meeting was held in November 2004 under the Chairmanship of Sir Ron Garrick to carry out this review. The outcome of this meeting was confirmed to the Chairman by the Deputy Chairman. Individual Non-executive performance is kept under continuous review by the Chairman and by the Nomination Committee. The performance review of the Chief Executive is conducted by the Chairman, taking into account the views of other Directors.

4. Committees of the Board

The terms of reference of the principal Committees of the Board – Audit, Remuneration and Nomination – are available on the Company's website. Those terms of reference are reviewed at least annually. Membership of the Committees of the Board is intended to make best use of the skills and experience of Non-executive Directors, in particular, and to minimise (to the extent practicable) unnecessary overlap and duplication of membership. Given their respective roles and responsibilities, however, at least some overlap between the Memberships of the Remuneration and Nomination Committees is considered desirable. The work carried out by the Audit and Nomination Committees in discharging their responsibilities is summarised opposite. The work carried out by the Remuneration

Committee is described within the Directors' Remuneration Report on pages 60 to 79.

Audit Committee
Tony Hobson (Chairman)
John Maclean
Coline McConville (appointed 27 April 2004)
Kate Nealon (appointed 27 April 2004)
Sir Bob Reid (retired 27 April 2004)
Louis Sherwood (retired 27 April 2004)

This Committee consists entirely of Non-executive Directors, and is chaired by Tony Hobson, who has significant recent and relevant financial experience. It is supported by Risk Control Committees for each Division which generally comprise at least two independent Non-executive Directors and an Executive Director independent of that Division. The Terms of Reference of the Audit Committee include all matters indicated by the Code. The Company Secretary or his nominated Deputy acts as Secretary to the Committee.

During 2004 the Committee met eight times with all members present with the exception of Sir Bob Reid (apologies for one meeting). In those meetings, as well as in seperate meetings with Executive Directors and management, and privately with both the external and internal auditors, the Committee reviewed:

- and advised the Board on the Group's interim and annual financial statements, its accounting policies and on the control of its financial and business risks, the nature and scope of the work to be performed by the external and internal auditors, and the results of this audit work and of the response of management;
- the activities, resources, organisational structure and operational effectiveness of the internal audit function;
- the effectiveness of the Group's system of internal control (including financial, operational, compliance and risk management), as well as the appropriateness and effectiveness of "whistleblowing" procedures;
- and made recommendations on the appointment and remuneration of the external auditors and monitored the performance of the auditors; and
- the non-audit services provided to the Group by the external auditors and monitored the independence of the auditors.

Both the Board and the external auditors have safeguards in place to prevent the auditors' independence and objectivity being compromised. The Audit Committee maintains a comprehensive policy to regulate the use of auditors for non-audit services. This policy sets out the nature of work the external auditors may not undertake. For those services that are deemed appropriate for the auditors to carry out, the policy sets out the approval process that must be followed for each type of assignment which, above defined limits, requires that potential instructions in respect of defined non-audit services be subject to a competitive tendering process. Each year the Audit Committee establishes a limit on the fees that can be paid to the external auditors in respect of non-audit services and monitors quarterly the amounts paid to the auditors in this regard. For the purposes of this monitoring, the ICAEW classifications have been adopted in this year's accounts on page 91. The external auditors also report regularly to the Committee on the actions that they have taken to comply with professional and regulatory requirements and current best practice in order to maintain their independence. This includes the rotation of key members of the audit team.

Since its formation in 2001, the Company has stated that an audit tender process would be undertaken every five years, commencing in 2005. This policy was adopted because the Board believed, and continues to believe, that the interests of shareholders are best served by reselecting auditors by means of a tender process undertaken at intervals of around five years, giving an opportunity for objective reassessment of the incumbent auditors as well as alternative audit firms.

However, following the appointment of Mark Tucker as Group Finance Director in October 2004, the Committee believes that it would, in fact, be more appropriate for any tender process to take place after the new Group Finance Director has had the opportunity to observe and experience the present auditor relationship at work over a complete annual cycle, rather than in 2005, immediately after his appointment.

The Audit Committee has therefore decided to defer the tender until 2006, with any change to be effective for the 2007 audit; but also to continue with the annual in-depth reviews of the external auditors' performance in all years where there is no tender. These in-depth reviews are themselves in excess of the best practice recommendations of the Code and The Smith Guidance appended to the Code.

Nomination Committee
Sir Ron Garrick (Chairman)
Dennis Stevenson
James Crosby
Brian Ivory
Coline McConville
Sir Bob Reid (retired 27 April 2004)
Philip Yea (resigned 30 June 2004)

The Company Secretary acts as Secretary to the Committee.

The Committee has met on three occasions during the past twelve months with all members present, except for apologies from Dennis Stevenson and Brian Ivory on one occasion each. The Committee leads the process for making appointments to the Board; ensures that there is a formal, rigorous and transparent procedure for the appointment of new Directors to the Board; reviews the composition of the Board through a full evaluation of the skills, knowledge and experience of Directors; and ensures plans are in place for orderly succession for appointments to the Board, and to other senior executive management positions. Responsibility for making senior executive appointments (below Board level) is, however, vested in the Chief Executive. With assistance from external search and recruitment consultants, the Committee considers and lists potential candidates for appointment as Non-executive Directors of the Company, and ensures that list is updated and refreshed.

During 2004, the Committee instructed external search consultants to provide advice and support in relation to the appointment of appropriate Non-executive Directors, to fill the vacancies created on the retirements of Sir Bob Reid and Louis Sherwood. Detailed role specifications were drawn up, informed by the Chairman's and the Committee's assessment of the mix of skills, knowledge and experience of the continuing Directors, and the requirements of the Board. Interviews were conducted with a range of potential candidates, by the external search consultants, members of the Committee, and other Directors. As a result of this process, the Committee recommended to the Board, and the Board agreed, that Kate Nealon and David Shearer be appointed to the Board as Non-executive Directors with effect from March 2004. The anticipated time commitments for their roles have been discussed and agreed with Kate and David, and both have confirmed that they can and will make sufficient time available to carry out their responsibilities.

5. Relations with Shareholders

The Company directs its communications with shareholders through two principal channels. Firstly, the Investor Relations team has effective day-to-day primary responsibility for managing communications with institutional shareholders through a combination of briefings to analysts and institutional shareholders, both at the interim and year end results; site visits; and individual discussions with Board Members and key members of the management team. Briefings on topics of specific interest have also been arranged, for example, an IID seminar in April 2004, and a briefing in respect of the implications for the Company of the adoption of IFRS, carried out in December 2004. Regular dialogue with shareholders helps to ensure that the Company's strategy is understood and that any issues are addressed in a constructive way.

There is also an Annual Audit of Investor Opinion, undertaken on behalf of the Board, which takes the form of structured interviews with individual investors through an independent external adviser. The 2004 report gathered opinion on strategy, operational performance, corporate governance and management capability from investors in the UK, Europe and North America. The non-attributable opinions, which were subsequently reported to the Board, give the Board direct access to investor feedback. The Annual Audit complements monthly reports to the Board in relation to market and investor sentiment and opinion.

The Company Secretary, primarily through the Shareholder Services team, oversees communications with private shareholders. Each year shareholders receive the Annual Review and Summary Financial Statement or, at their choice, the Annual Report and Accounts. The Company's Annual General Meeting takes place at different UK locations each year, to give more shareholders the opportunity to attend, hear about and question the Group's performance and the Directors' stewardship of their Company. The Chairmen of the Audit, Remuneration and Nomination Committees attend the meeting, along with other Directors, and are available to answer shareholders' questions on the activities of their own Committees.

During the year shareholders can receive up-to-date information through the Company's website, www.HBOSplc.com. This provides share price information, financial results, copies of presentations to analysts and answers to frequently asked questions. A telephone helpline is available on 0870 702 0102 providing a contact point for shareholders on issues such as dividends and announcements.

Directors' Accounting Responsibilities

The following statement, which should be read in conjunction with the Independent Auditors' Report on page 81, enables shareholders to distinguish the respective responsibilities of the Directors and the Auditors in relation to the accounts.

Company law requires the Directors to prepare accounts for each financial year which give a true and fair view of the state of affairs of the Company and of the Group and of the profit or loss for that period. In preparing those accounts, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the accounts; and
- prepare the accounts on the going concern basis unless it is inappropriate to presume that the Company and the Group will continue in business.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the accounts comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Report of the Board in relation to remuneration policy and practice

Letter from the Chairman of the Remuneration Committee

Dear Shareholder
I am delighted to introduce this, our third, HBOS Remuneration Committee Report for which we will be seeking approval from shareholders at our Annual General Meeting.

Just over a year ago, in late 2003 and early 2004, we met with over 20 of our major shareholders, collectively representing about one third of the total HBOS equity, together with their representative bodies. These meetings assisted us with a number of issues on reward policy and practice: much of that was reflected in last year's report – for which we received support from 96.75% of shareholders who voted – and was implemented during 2004.

This year, we have again had discussions with our major shareholders and their representative bodies on both reward policy and reward practice. This report gives comprehensive details based on the policy we set out a year ago, along with changes we have made in the interim, and changes we plan for the future.

The disclosure regulations mean that the focus of this report is on Directors and, to a lesser extent, their most senior colleagues. In reality, the Committee's focus extends to all our 71,000 colleagues in the HBOS Group: we believe that it is important that we have consistent remuneration principles across the Group regardless of business area and seniority.

More specifically, as was the case a year ago:-

- our **salaries** are managed around median levels in the financial services sector;
- our **annual incentives** have stretching performance targets consistent with those in our operating plan; are generally team based; and focus on issues for which each team has prime accountability. Annual incentives are a material part of reward - and all colleagues know that there is a distinct possibility of zero payments, as well as the possibility of high rewards where targets are significantly exceeded;
- our **longer term incentives** allow most of our colleagues to enjoy a "share in success" of HBOS; and, for our most senior colleagues, the long term arrangements are strongly driven by the Group's relative performance against key comparator companies. These latter rewards are paid only if the Group's performance is better than the average of the key comparator companies;
- wherever possible, our annual and longer term incentives are denominated in **shares** rather than in cash – so that **colleagues are also shareholders**. The Committee has also set out clear requirements for all Directors, and other senior colleagues, to own shares in the Group;
- our **benefits offering** is positioned at the market median and gives colleagues flexibility over their choice of benefits; and we have an extensive **colleague product offering** – so that **colleagues are also customers**.

This reward philosophy has applied in HBOS since inception, did not change during 2004 and will continue to apply in 2005 and, subject to review, in 2006. During 2005, we will review our longer term incentives, not least to honour commitments we made to our major shareholders three years ago. And we will also review our pension policy in the light of the legislative changes which are being introduced from April 2006.

Whilst the vast majority of our shareholders who expressed a view were supportive of our reward policy and practice, and the extent of the disclosures in last year's report, it was clear that some shareholders were keen to see more extensive disclosure in the summary financial statement. Whilst all shareholders are entitled to see a copy of this full report, we recognise that many shareholders prefer to see a summarised document. We have thus extended the disclosure in the Annual Review & Summary Financial Statement so that it includes more specific reward details.

In similar vein, we think that it is useful to summarise in this letter the key changes during the year, although more detail is contained within the full report:-

Salary increases in 2004
Whilst we need to maintain competitive salary positions for our most senior colleagues, we have sought not to be at the market forefront on increases in senior salaries. In 2004, Executive Directors' salaries increased, on average, by 6.8%; and the Chairman's fee increased by 4.8%;

Introduction of special short term incentive in 2004
We enhanced short term incentive targets and maxima by one half for our most senior colleagues, firstly, to recognise that our standard targets and maxima were significantly behind the market position; secondly, to focus such colleagues on the importance of delivering substantial improvements in earnings per share, return on equity and profit before tax; thirdly, to ensure that such improvements were not achieved at the expense of risk management; and fourthly, to make sure that each of our most senior colleagues had an element of short term incentive driven from Group performance. In 2004, those stretching targets for those Group measures were generally achieved;

Removal of Abbey National from comparator group for long term incentive plan
We retrospectively removed Abbey National from our comparator group effective from the end of June 2004, immediately before bid activity started (which culminated in Abbey National being acquired by Banco Santander Central Hispano in November 2004); and replaced them with Alliance & Leicester, Bradford & Bingley and Northern Rock effective from the start of July 2004;

Retirement of Mike Ellis
Mike Ellis, our former Group Finance Director, retired at the end of the year on contractual terms. There was no termination payment and no pension enhancement;

Appointment of Mark Tucker

Mark Tucker, our new Group Finance Director, was hired on terms broadly equivalent to those which applied to Mike Ellis. However, we have not included Mark Tucker in final salary pension arrangements. We have, for 2004 only, doubled his long term incentive arrangements – which will pay out only if, and to the extent that, HBOS outperforms its comparator group - and will pay nothing for "average" (or poorer) performance; and we have backdated his short term incentive arrangements to the start of 2004;

Maturity of special long term incentive plan for Andy Hornby

The performance period for the special long term incentive arrangement, effective from January 2002, for Andy Hornby, Chief Executive Retail, finished at the end of 2004 and performance criteria in each of the years 2002, 2003 and 2004 were satisfied. Specifically, that division increased profit before tax and exceptional items, using a like for like comparison, over the three year period by more than 60%. The arrangement gives Andy Hornby the opportunity to receive up to 260,000 shares in April 2005. Full details of the maturity will appear in the 2005 Annual Report & Accounts;

Revisions to short term incentive plan for 2005 and beyond

For Executive Directors and about a further 200 of our most senior colleagues, we have increased target and maximum short term incentive payment opportunities, where it was clear that our practice had fallen significantly behind the market position - for example, for Executive Directors, the target incentive, if taken in shares, has been increased from 60% to 75% of salary; but we are not repeating, in 2005, the special short term incentive scheme which applied in 2004; and

Introduction of free shares in 2005 and beyond

During 2005, HBOS will replace its share option plan with a free share plan - of equivalent expected value - under the Share Incentive Plan legislation. That legislation, in broad terms, requires all UK employees to be included in the scheme, up to the free share limit of £3,000 p.a.

In the full report which follows, we have produced transparent and extensive technical details, as we have done for the past two years.

We welcome questions and feedback from all shareholders on both the report content and the report transparency.

We believe our reward policy is right for our colleagues and right for our shareholders – and we encourage all shareholders to support this Report at the Company's forthcoming (2005) Annual General Meeting.

Brian Ivory
Chairman
Remuneration Committee
1 March 2005

Report of the Board in relation to remuneration policy and practice continued

1. What this report covers

This report to shareholders:

- sets out our remuneration policy;
- explains the policy under which our Chairman, our Executive Directors, the next two most senior groups of colleagues and our Non-executive Directors were remunerated for the year ended 31 December 2004; and
- sets out tables of information showing details of the salary, incentive, share and pension interests of all the Directors for the year ended 31 December 2004.

2. Compliance with regulations

This report has been approved by the Board. A resolution will be put to shareholders at the Annual General Meeting inviting them to consider and approve this report, as required by the Directors' Remuneration Report Regulations 2002 (the "Regulations") as now incorporated in the Companies Act 1985.

The report complies with the requirements of the Regulations.

As required by the Regulations, Section 13 of this report has been audited by KPMG Audit Plc, with the exception of Section 13.3.1 (Shares), Note 8 to Table 6 within Section 13.3.3 (TSR performance 2002-2004), Section 13.3.6 (Interest in Shares under Trusts) and Section 13.3.8 (Statutory Performance Graph), which do not fall to be audited.

3. Role of the Remuneration Committee

The Remuneration Committee (the "Committee") is a committee of the Board. Your Board believes that a properly constituted and effective Committee is key to ensuring that Executive Directors' and other colleagues' remuneration is aligned with shareholders' interests and that it motivates Executive Directors and other colleagues to enhance the absolute performance and the relative competitiveness of the Group. The Committee's terms of reference are summarised in Appendix 1.

4. Membership of the Remuneration Committee

The members of the Committee during 2004 were all independent Non-executive Directors, as shown below:

Brian Ivory (Chairman)
Sir Ronald Garrick
Coline McConville
Philip Yea (until 30 June 2004)

At the invitation of the Chairman of the Committee, the Group's Chairman and the Chief Executive attend Committee meetings to provide background and context on matters relating to the remuneration of the other Executive Directors and other colleagues in the Group, but do not attend when their own remuneration or contractual terms are discussed. No Director is involved in determining his or her own remuneration or contractual terms.

During 2004, the Committee met on seven occasions and the attendance of Committee members is as shown below:

Brian Ivory (Chairman) – seven meetings
Sir Ronald Garrick – seven meetings
Coline McConville – seven meetings
Philip Yea – four meetings (of a possible four meetings)

This frequency of meetings enables the Committee regularly to review, for Executive Directors and other senior colleagues, overall reward and the components thereof, in relation to the absolute performance and the relative competitiveness of the Group.

The performance of the Committee is evaluated as part of the overall evaluation of the performance of each Non-executive Director, as set out in the Corporate Governance Report on pages 56-58.

5. Advisors to the Remuneration Committee

During 2004, Ian Goodwin, an internal reward consultant, acted as Secretary to the Committee and provided advice to it. Harry Baines, the Company Secretary, also provided advice to the Committee. In addition, the Committee sought independent external advice on remuneration matters. The Committee does not retain advisors but uses organisations best suited to undertake specific projects from time to time. During 2004, the Committee took advice, directly or indirectly, from:

- Watson Wyatt LLP, in relation to pension issues; this organisation also advises the Group and the trustees of various Group pension plans on a range of pension issues;
- Hay Group, Towers Perrin and Watson Wyatt LLP, in relation to remuneration issues; these organisations also advise the Group on a range of remuneration issues;
- New Bridge Street Consultants LLP, in relation to various policy issues and in relation to the preparation of this report; this organisation also provides general advice to the Group on remuneration issues and independent performance measurement results for grants under the long term incentive plan which applies to most senior colleagues; and
- Linklaters, in relation to various policy issues and in relation to the preparation of this report; this organisation also provides legal advice to the Group on remuneration and other issues.

In the opinion of the Committee, there were no conflicts of interest during 2004 in relation to these organisations advising both the Group and the Committee.

6. Compliance with the Combined Code

Full details of the Group's approach to Corporate Governance, including compliance with original and revised versions of the Combined Code, are included in the Corporate Governance Report on page 55.

The Board has followed and complied with both the original and the revised versions of the Combined Code as well as the Regulations in preparing this Report and in designing performance-related incentive plans for senior colleagues.

7. Service contracts

The arrangements relating to the provision of the services of the Chairman of the Group are covered by a contract which extends to 30 June 2005. If the contract is terminated by the Group prior to the expiry of the term, contractual compensation equivalent to the balance of the fees payable during the balance of the term (subject to a maximum compensation equivalent to one year's fees) may, in certain circumstances, be payable. As announced on 28 February 2005, the Group has invited Dennis Stevenson to serve a further term as Chairman following the expiry of his current appointment on 30 June 2005. He has accepted that invitation and, subject to his re-election being approved by shareholders at the 2005 AGM, will therefore serve as Chairman for a further three years commencing on 1 July 2005.

All the Executive Directors have rolling service contracts which can be terminated by the Group on one year's notice or by the Director on six months' notice. If any contract is terminated by the Group prior to the expiry of the term, contractual compensation up to the equivalent of one year's basic salary may, in certain circumstances, be payable. There is no contractual compensation entitlement for any of the Directors beyond this. Executive Directors are expected to make reasonable efforts to mitigate for any loss arising from early termination of their contracts.

It is the Committee's policy to design service contracts for any newly recruited Executive Directors in a comparable form to the contracts of existing Executive Directors.

Non-executive Directors are appointed by letter for an initial term of three years with an expectation that in most cases, and subject to satisfactory performance, they will be invited to serve a second three-year term. In exceptional circumstances, where the Board is satisfied that it is in the interests of the Group and its shareholders, a Non-executive Director may be asked to serve a third three-year term. Notwithstanding these three yearly terms, appointments of Non-executive Directors can be terminated on one month's written notice given either by the individual Director or by the Group.

8. External appointments

The Group recognises that Executive Directors may be invited to become non-executive directors of other companies and that such appointments can broaden their knowledge and experience, to the benefit of the Group. Provided that it does not impact materially on their executive duties, Executive Directors are generally encouraged to accept one such appointment. They may retain any resulting fee. In certain circumstances, two such appointments may be permitted. The fees payable in respect of any second appointments will be donated to charity.

9. Share ownership

The Group believes that share ownership by colleagues throughout the Group enhances their alignment with shareholders' interests. Therefore colleagues in the Group are able to acquire shares as a result of:

- the sharesave plan;
- short term incentive plans. All colleagues can opt to take the whole or part of their annual incentive in shares rather than in cash. Those who take their annual incentive in shares, retain them for three years and remain with the Group for that period (or rank as qualifying leavers) receive a 50% enhancement of such shareholding (this facility is termed "sharekicker");
- long term incentive plans. Share grants of varying percentages of salaries were made to senior colleagues (about 160 in all) effective from the start of 2004. Share options equivalent to 20% of salary were made to all Group colleagues, other than the most senior colleagues (about 50 in all), early in 2004; and
- personal purchase using the Group's, or other, sharedealing facilities.

These arrangements assist colleagues throughout the Group to acquire shares. They form a key element of the Group's commitment to creating a competitive, flexible and performance-oriented reward structure.

The Group requires all of its Directors (including the Chairman and the Non-executive Directors), together with other senior colleagues, to acquire and retain significant numbers of shares relative to base salaries or fees. In the case of each Director the value of the shareholding is required to be at least 100% of base salary or base fee within three years of appointment or, based on average personal shareholdings, by 2006, whichever is the later.

10. Remuneration policy for Executive Directors and other senior colleagues

To deliver its objective of creating real increases in shareholder value relative to the finance sector, the Group needs to attract and retain the most capable and committed people and create the right employment conditions and reward opportunities for them.

The remuneration policy for Executive Directors and their most senior colleagues is aligned with this objective. Accordingly, the focus of remuneration policy is not simply on salary but is on incentive plans that are aligned with the delivery of both operating plans and increases in shareholder value.

Therefore, for 2005 and (subject to review) for 2006, as was the case for 2002, 2003 and 2004:

- salary policy is set at around market median for the financial services sector;
- short term incentive plans are based on the delivery of annual operating plans; and
- long term incentive plans are focused on the creation of relative additional shareholder value. Participants do not receive any shares under the main plan unless the Group's relative total shareholder return is above that of the finance sector as measured using the weighted average total shareholder return of a comparator group of companies. This long term plan is highly geared so that average performance (or worse) generates no reward but outstanding performance generates a high level of reward.

Other than as set out in Sections 10.3 and 10.4, there are no definitive plans, at present, to make any changes to this remuneration policy for 2005 and beyond. We have, however, committed to review our long term incentive plans in 2005 and we will review overall remuneration policy in the light of organisational needs, market positioning and the impending legislative pension changes.

In broad terms, for every £100 of target reward for Executive Directors, about £49 is guaranteed and £51 is performance contingent. Sustained exceptional performance can result in a further £59 of reward. Of the performance element of reward, between 25% and 35% is based solely on annual performance with the rest based on triennial performance or retention.

For remuneration purposes, roles in HBOS fall into one of ten Levels, 1-8, the HBOS Executive and the Executive Directors. The newly formed group of the HBOS Executive, together with the Executive Directors, comprises the most senior colleagues in the Group, about 25 colleagues in all, and is involved directly in major decisions taken by the Group and, in particular, the development of the Group's strategy.

This report covers colleagues who fall into Level 8 and above, about 50 colleagues in all, but with emphasis on Directors. Appendix 2 gives broad details of remuneration arrangements for those in Levels 1-7.

10.1 Salary

Salary benchmarks are reviewed annually, taking account of information from independent sources on salary rates for comparable jobs in the finance sector and in other selected major listed companies. Actual salaries are normally reviewed annually in May but can be reviewed at any time. There is no automatic annual salary increase.

The benchmarking process is both extensive and rigorous. It is designed to ensure that the median salary policy adopted by the Committee demonstrably applies in practice. Specifically, the Committee considers data sourced from Hay Group, Towers Perrin and Watson Wyatt LLP; as well as data sourced from annual reports and accounts of other relevant companies. These include the "FTSE15" - seven companies bigger than and seven companies smaller than HBOS - together with other major banks, insurance companies and retailers.

Base salaries of the Executive Directors after the most recent review with effect from May 2004, and at 31 December 2004, were:

James Crosby £825,000, Mike Ellis £560,000 (retired 31 December 2004), Phil Hodkinson £440,000, Andy Hornby £610,000, Colin Matthew £440,000 and George Mitchell £565,000.

At the date of his appointment on 30 April 2004, and at 31 December 2004, Mark Tucker's base salary was £560,000.

At 31 December 2004, the average salary for those in the HBOS Executive and Level 8 was £239,400; the upper quartile was £270,000 and the lower quartile was £200,000.

10.2 Incentive plan philosophy

The purpose of the incentive plans is to provide a direct link between each individual's remuneration and three components of performance, namely their own, that of the division they work in and that of the Group, both annually and over the longer term.

All Executive Directors and a substantial majority of other senior colleagues participate in incentive plans which are Group-wide. Performance targets and levels of participation differ in order to align overall individual remuneration with the Group's policy objectives outlined earlier. Different, market specific, arrangements exist for a small number of senior colleagues within the Group.

Payment of incentives, for Executive Directors and certain other individuals, is subject to the approval of the Committee. Except in certain circumstances in respect of initial periods of employment, it is the Committee's policy that no Executive Director should have a contractual right to an incentive.

Incentive arrangements to apply during 2005 are set out below.

10.3 Short Term Incentive Plans

The levels of incentive payments are dependent on the extent to which participants achieve their operating plan objectives. In 2005, for Executive Directors, payment of the target incentive will require the achievement of targets which include earnings per share ('EPS') and return on equity ('ROE') and the attainment of a certain level of profit before tax and exceptional items ('PBTE'). Examples of benchmark payment levels which apply for 2005 are as follows:

Category	Incentive as a % of salary	
	Target	Maximum
Executive Directors	75	112.5
HBOS Executive	75	112.5
Level 8	60	90

The Committee, in setting targets for EPS, ROE and PBTE for 2005, will take account of the new International Financial Reporting Standards.

EPS, ROE and PBTE outcomes are reviewed by the Audit Committee for the purposes of determining outcomes under the plan.

The levels of incentives shown in the table on page 64 require participants to take their annual incentive in shares (the sharekicker facility referred to in Section 9) rather than in cash; to retain their shares for three years; and to remain in Group employment or to rank as a qualifying leaver during the three year period. The Committee believes that this feature clearly aligns the interests of participants and shareholders by encouraging participants to be both long term colleagues and long term shareholders, having first achieved stretching performance targets in relation to their operating plans. Participants may take their annual incentive in cash in which case the incentive is released at two-thirds of the level which would normally apply were the incentive taken in shares.

These incentive levels are higher than applied (excluding the special short term incentive) in 2004 when, for Executive Directors and Level 8 colleagues, the targets were 60% and 52.5% and the maxima were 90% and 78.75%, respectively. The Committee increased ongoing incentive levels to maintain HBOS's competitive remuneration position in the financial services sector, in order to help attract and retain the most capable and committed Executive Directors and their most senior colleagues.

In relation to 2004, the outcomes for EPS, ROE and PBTE were, taken overall, slightly ahead of what were deliberately stretching targets set at the start of the year; and short term incentive outcomes were, therefore, slightly ahead of target levels.

10.4 Long Term Incentive Plans

Participants are granted conditional shares shortly after the start of the financial year equal to the number of shares secured by a percentage of the participant's salary and based on the price of the Group's shares, using the average market price in the last ten business days of the previous financial year. For awards in 2005, grant levels will be as follows:

Category	Conditional share grant as a % of salary
Executive Directors	100
HBOS Executive	66.67
Level 8	66.67

The number of shares ultimately released to participants under the plan is dependent on the Group's annualised Total Shareholder Return ('TSR') (defined as the gross overall return on ordinary shares of HBOS after all adjustments for capital actions and re-investment of dividends or other income) over three year periods, compared to the annualised weighted average TSR of a basket of comparator companies: Alliance & Leicester, Aviva, Barclays, Bradford & Bingley, Legal & General, Lloyds TSB, Northern Rock, Prudential, Royal Bank of Scotland and Royal & Sun Alliance, over equivalent periods.

For awards in 2005, any releases early in 2008 will be as follows:

Group's relative TSR performance	Amount released as a % of share grant
0% p.a. (or below)	0
+3% p.a.	100
+6% p.a. (or above)	200

Intermediate positions will be determined by interpolation.

If the relative TSR performance does not exceed 0% p.a. after three years, the conditional share grant lapses. There is no retest in this or any other circumstance.

The Committee believes that TSR is an appropriate performance measure because it is a robust and transparent measure of the creation of shareholder value; that a relative measure is more motivational and competitively appropriate than an absolute one; and that a weighted average group made up of the biggest domestic banking and insurance companies is the most valid comparator and gives a more effective performance test than a traditional ranking-based league table.

Calculations of TSR performance are performed independently of the Group by New Bridge Street Consultants LLP for the purposes of determining outcomes under the plan.

If the weighted average TSR of the comparator companies is at least 0% p.a., HBOS shareholders will enjoy additional return equivalent to at least £6.36bn over 2005-2007 for share grant participants in 2005 to enjoy maximum releases early in 2008. The estimated face value of conditional share grants for 2005 is about £17.1m in respect of about 200 participants. Maximum releases would amount to about £34.2m plus share growth plus dividends.

The Executive Directors and colleagues who are in the HBOS Executive or Level 8 have never been granted share options with HBOS and will not be granted share options in 2005. There are no plans to grant share options to these individuals in future years. The Executive Directors and other senior colleagues will, however, participate in the free share scheme to be introduced for all eligible UK colleagues in 2005, under the Share Incentive Plan legislation. That legislation, in broad terms, requires all such employees to be included in the scheme, up to the free share limit of £3,000 p.a.

The Executive Directors and other senior colleagues may participate in the sharesave plan. This is a standard tax-approved scheme available to all colleagues, with no performance conditions.

These overall incentive levels are broadly the same as those which applied in 2004.

In relation to 2002-2004, the outcome for TSR was 7.44% p.a. ahead of that of the comparator group and long term incentive outcomes will, therefore, be at maximum levels.

10.5 Benefits

Each senior colleague is provided with benefits, which principally comprise a company car (or cash in lieu), pension arrangements, paid leave, healthcare cover and preferential terms for some Group products.

Individuals are generally included in membership of tax-approved final salary pension arrangements and, for certain individuals who joined the Group after 1989, for membership of separate final salary pension arrangements. These arrangements, taken together, provide a personal pension benefit based on salary only, with a maximum pension of two thirds of final salary (in broad terms, the last 12 months' salary) at normal retirement age (age 60), subject to the necessary pensionable service. The arrangements also provide a lump sum life assurance benefit of four times salary and pension benefits for spouses/dependants and qualifying children.

Recent recruits have been, and future recruits will be, included in tax-approved money purchase pension arrangements or separate arrangements of equivalent value. These arrangements also provide a lump sum life assurance benefit of four times salary.

All tax-approved benefits are subject to Inland Revenue limits. Pension entitlement is based on salary only.

During 2005, the Committee will review pension policy in the light of the legislative changes which are being introduced from April 2006.

11. Remuneration policy for the Chairman

The remuneration policy for the Chairman recognises that, whilst the Chairman was independent of the organisation when he joined it, he is not now regarded as independent. The Chairman plays a key role in influencing the strategic direction of the Group and ensuring performance delivery. It is therefore appropriate that the Chairman's reward arrangements are based on a mixture of guaranteed pay and performance-related long term incentive.

The base fee of the Chairman after the most recent review with effect from 1 July 2004, and at 31 December 2004, was £550,000.

In addition, as has been the case in HBOS since 2002, the Chairman is included in a long term incentive plan equivalent to that described in Section 10.4 and therefore receives an annual conditional grant based on 100% of his fee and subject to the same performance conditions as apply to Executive Directors.

The Committee established the long term incentive plan for the Chairman through a separately constituted scheme, for two reasons. Firstly, so that shareholders could vote on this scheme quite separately from any vote on the scheme applying to Executive Directors. Secondly, for legal reasons, because the Chairman is not an employee of the Group and cannot therefore be included in the share-based long term incentive plan described in Section 10.4 as that plan is available to employees only. In practice, however, the scheme which applies for the Chairman is a mirror image of the scheme applying to Executive Directors.

There is no short term incentive plan and there are no benefits (car, pension, paid leave, healthcare) for the Chairman. The Chairman is reimbursed for a proportion of his office expenses.

The Chairman's overall remuneration is about 40% of that of the Chief Executive, with a slightly lower proportion of such remuneration dependent on performance. The Committee does not slavishly cross-reference reward to a particular time commitment: in practice the Chairman has always been available as required by the Group and, in broad terms, spends about half his working time on HBOS business.

12. Remuneration policy for Non-executive Directors

Remuneration for Non-executive Directors consists solely of fees. There are no short term incentive plans or long term incentive plans or benefits (car, pension, paid leave, healthcare) for Non-executive Directors.

The current base Board membership fee for each Non-executive Director after the most recent review, effective from 1 May 2004, is £45,000. In addition, fees are paid for services on committees and for directorships of subsidiaries and joint ventures.

Fees are set based on comparisons with other non-executive director fees and time commitments in comparable companies.

13. Directors' Remuneration for the year ended 31 December 2004

13.1 Emoluments

Table 1a below has been prepared in accordance with regulatory requirements in respect of Directors' remuneration for the year ended 31 December 2004:

Table 1a	Notes	Salary (including, fees & further remu-neration) £000	Taxable benefits £000	Annual cash incentive for 2004 £000	Deferred share incentive for 2001 £000	Total year ended 31.12.04 £000	Comparative total year ended 31.12.03 £000
Chairman							
Dennis Stevenson	3	538	-	-	-	**538**	510
Executive Directors							
James Crosby	1,5,6,8,9	808	24	534	117	**1,483**	1,072
Mike Ellis	1,2,8,9	553	17	362	88	**1,020**	757
Phil Hodkinson	1,5,6,8,9	427	19	285	-	**731**	571
Andy Hornby	1,5,6,8,9	598	18	395	67	**1,078**	810
Colin Matthew	1,8,9	423	13	285	-	**721**	553
George Mitchell	1,8,9	557	14	366	-	**937**	754
Mark Tucker	1,7,8,9	375	7	362	-	**744**	-
Non-executive Directors							
Charles Dunstone	4	56	-	-	-	**56**	51
Sir Ronald Garrick	4	158	-	-	-	**158**	145
Anthony Hobson	4	195	-	-	-	**195**	165
Brian Ivory	4	124	-	-	-	**124**	91
Coline McConville	4	70	-	-	-	**70**	57
John Maclean	4	134	-	-	-	**134**	84
Kate Nealon	4	49	-	-	-	**49**	-
David Shearer	4	50	-	-	-	**50**	-
Former Directors							
Sir Peter Burt	2	-	-	-	-	**-**	20
Gordon McQueen	2	-	-	-	-	**-**	598
Sir Bob Reid	4	19	-	-	-	**19**	53
Louis Sherwood	4	38	-	-	-	**38**	112
Philip Yea	4	29	-	-	-	**29**	51
Total		5,201	112	2,589	272	**8,174**	6,454

Notes to Table 1a

Note 1

The annual cash incentive amounts, approved by the Committee, relate to performance under both the short term incentive plan and the special short term incentive plan in 2004 against targets including those for earnings per share and return on equity and the attainment of a certain level of profit before tax. The target cash incentive was 60% of salary and the maximum cash incentive was 90% of salary. Annual cash incentive figures exclude potential sharekicker enhancements for any element of the incentive taken in shares. Details of potential sharekicker enhancements from earlier years are set out in Table 5.

The deferred share incentive amounts, approved by the Committee, relate to the release of the additional shares under sharekicker as set out in Table 5.

Note 2

Mike Ellis retired as an Executive Director on 31 December 2004 based on terms set out in his contract. No termination payment was made. Gordon McQueen retired as an Executive Director on 31 December 2003 based on terms set out in last year's Report. Sir Peter Burt retired as Executive Deputy Chairman on 6 January 2003 based on terms set out in last year's Report.

Note 3

The fee payment to Dennis Stevenson comprises payments made to him personally in respect of his service as Chairman of the Group of £538,000 (2003 - £510,000).

Note 4

From 1 May 2003 the basic Board membership fee payable to Non-executive Directors was at a rate of £40,000 p.a. and from 1 May 2004 it was increased to a rate of £45,000 p.a. The basic Board membership fee covers the range of duties and responsibilities associated with Non-executive Directorship, including Board meetings and the Annual General Meeting.

The figures shown in the table above also include fees for services on committees of the Board, details of which are set out in the Corporate Governance Report on pages 56-58. The levels of fees for some Non-executive Directors reflect the significant time spent by them on such committee duties.

The figures shown in the table above also include fees for services as Directors of subsidiaries and joint ventures; and for services on other committees. The fees in relation to these subsidiaries, joint ventures and committees were as follows:

Table 1b	2004 £000	2003 £000
Charles Dunstone	12	12
Sir Ronald Garrick	-	-
Anthony Hobson	80	46
Brian Ivory	32	38
Coline McConville	12	12
John Maclean	83	38
Kate Nealon	5	-
Sir Bob Reid	2	6
David Shearer	13	-
Louis Sherwood	22	65
Philip Yea	4	6
Total	**265**	223

Kate Nealon and David Shearer were both appointed to the Board on 23 March 2004. Sir Bob Reid and Louis Sherwood both retired from the Board on 27 April 2004 and Philip Yea resigned from the Board on 30 June 2004.

Note 5

The salaries shown for James Crosby, Phil Hodkinson and Andy Hornby are the amounts of salary they would have received had they not given up £19,006, £1,606 and £11,696, respectively, as additional pension contributions. Short term incentives, long term incentives and pension entitlements have been calculated by reference to salaries prior to the reductions for additional pension contributions.

Note 6

Certain Executive Directors are non-executive directors of other companies. Their roles and fees were as follows:

James Crosby was a Non-executive Director of ITV plc throughout 2004. The annual rate of fee (which he retains) is £50,000.

James Crosby was appointed a Non-executive Director of the Financial Services Authority from 15 January 2004. The annual rate of fee (which he donates to charity) is £22,500.

James Crosby and Phil Hodkinson were Non-executive Directors of St. James's Place Capital plc throughout 2004. The annual fees are paid directly to HBOS and not to them personally.

Andy Hornby was appointed a Non-executive Director of GUS plc from 21 January 2004. The annual rate of fee (which he retains) is £35,000. In addition, the annual rate of share-based fee (which he retains) is 2,500 ordinary shares in GUS plc, equivalent to £23,450 based on the market price of GUS plc's ordinary shares at 31 December 2004.

Note 7

Unlike all other Executive Directors, Mark Tucker is not included in final salary pension arrangements. His contract provides for other arrangements to a value of 25% of salary per year. The nature of this remuneration element has not yet been established and so it does not appear in Table 1a.

Note 8

The annual cash incentives for 2004 may be applied, if participants so choose, to buy shares in March 2005 under the arrangements described in Section 13.3.2. The deferred share incentives for 2001 are the values of additional shares released in 2004, if participants chose to buy shares in March 2001 with their annual cash incentive under the arrangements described in Section 13.3.2.

Note 9

Taxable benefits comprise the benefits in kind values of company cars, healthcare, additional life assurance and concessionary rate mortgages.

13.2 Pension benefits

Details of each Executive Director's pension and lump sum life assurance entitlement, and the annual contributions (as percentages of pensionable salaries) required to meet the costs of providing those benefits, are as follows:

Table 2	Normal retirement age	Pension as a % of final salary	Lump sum life assurance as a multiple of salary	Cost of benefits as a % of salary
James Crosby	60	66.7	4	52
Mike Ellis	60	66.7	4	55
Phil Hodkinson	60	55.3	4	52
Andy Hornby	60	66.7	4	45
Colin Matthew	60	66.7	4	26
George Mitchell	60	66.7	4	26
Mark Tucker	60	n/a	4	26

Notes to Table 2

Note 1

Pension is generally based on retirement from service at normal retirement age (age 60) and is based on final salary disregarding, where relevant, the earnings cap as defined in the Finance Act 1989. Pension and lump sum life assurance is provided from the Bank of Scotland 1976 Pension Scheme (the 'Scheme'), for Colin Matthew and George Mitchell, and from the Halifax Retirement Fund (the 'Fund'), for James Crosby, Mike Ellis, Phil Hodkinson and Andy Hornby, to the extent permitted by legislation, and otherwise from separate arrangements with the Group. The overall pensions shown generally accrue at rates of one sixtieth of salary for each year of service (for members of the Scheme) and one thirtieth of salary for each year of service (for members of the Fund).

Note 2

Costs are based on estimates, by the actuaries to the Scheme and to the Fund, from Watson Wyatt LLP, of the costs to the Group over the future service periods of the Executive Directors using "attained age" rates. Costs are calculated on funding assumptions adopted for actuarial valuations of the Scheme and the Fund and do not distinguish between the costs of providing benefits from the Scheme and the Fund and the costs of providing benefits from separate arrangements. The costs exclude those covered by personal contributions from Executive Directors but include allowance for the current cost of self-insuring the risk benefits for death in service and ill-health retirement.

Note 3

On death after retirement or after leaving service, a spouse's pension equal to 50% of the member's pension for the Scheme and 66.7% of the member's pension for the Fund may be payable. Children's benefits may also be payable.

Under the Scheme, Executive Directors require the consent of the Company before retiring early. Under the Fund, Executive Directors have a contractual right to retire at age 55 or above with a non-reduced pension and at age 50 or above (but below age 55) with a reduced pension.

Pension increases after retirement are a mixture of guaranteed and discretionary. Scheme pensions in respect of service before 6 April 1997 are not guaranteed to increase. Scheme pensions in respect of service after 5 April 1997 are guaranteed to increase in line with the Retail Prices Index, subject to a maximum of 5% p.a. The Fund guarantees to increase pensions in line with the Retail Prices Index, subject to a maximum of 5% p.a. and a minimum of 3% p.a. (no minimum for pensionable service after 31 March 2004). There is an established policy of reviewing pensions on a discretionary basis taking account of increases in the Retail Prices Index.

Allowance is made in transfer values on leaving in respect of the guaranteed and discretionary increases outlined above.

Note 4

The potential pension arrangements for Mark Tucker are not included in Table 1a but are set out in Note 7 to Table 1a. Their value is currently included in Table 2 opposite.

The pension entitlements of the Executive Directors included in final salary (defined benefit) schemes are set out in the table below:

Table 3

Name	Age	Accrued pension at 31.12.04 £000 p.a.	Increase in accrued pension during 2004 £000 p.a.	Transfer value at 31.12.03 £000	Transfer value at 31.12.04 £000	Increase in transfer value less Director's contributions £000
James Crosby	48	494	68 [55]	5,768	**7,427**	1,627 [767]
Mike Ellis	53	368	37 [27]	5,820	**7,196**	1,354 [482]
Phil Hodkinson	46	47	17 [16]	358	**608**	233 [182]
Andy Hornby	37	115	26 [23]	683	**958**	251 [154]
Colin Matthew	54	270	31 [24]	3,276	**4,074**	798 [356]
George Mitchell	54	353	29 [20]	3,564	**4,175**	611 [243]

Notes to Table 3:

Note 1

The accrued pension at 31 December 2004 is the pension which the Director would have been entitled to receive based on his completed pensionable service, had he left on 31 December 2004, payable from normal retirement age (age 60) and subject to revaluation increases between leaving and retirement.

Note 2

The increase in accrued pension is the accrued pension at 31 December 2004 less the accrued pension at 31 December 2003. The amount shown in square brackets is calculated on the basis of the disclosure methodology under the requirements of the Listing Requirements of the UK Listing Authority.

Note 3

The transfer values are based on the accrued pensions at 31 December 2003 and at 31 December 2004 and are calculated as at 31 December 2003 and 31 December 2004 respectively based on factors supplied by the actuaries, from Watson Wyatt LLP, of the relevant pension schemes. The transfer values are the notional lump sums which would have been paid to another pension scheme for the benefit of the Director had he left service at the respective dates. It is not possible for a transfer value to be paid directly to the Director personally. The amount shown in square brackets is calculated on the basis of the disclosure methodology under the requirements of the Listing Requirements of the UK Listing Authority.

The arrangements for George Mitchell currently provide for some of his benefits to be paid on an unreduced basis only from age 65 (and, in these circumstances the transfer values (£000) at 31 December 2003 and 31 December 2004 are £2,981 and £3,507) but he has a right, shortly before age 60, to elect that all his benefits are paid on an unreduced basis at age 60. The transfer values shown in the table for George Mitchell assume that all of his benefits would be taken on an unreduced basis at age 60.

Note 4

The Director's contribution is the personal contribution required under the terms of the Fund. No personal contribution is required under the terms of the Scheme. The contributions for James Crosby, Phil Hodkinson and Andy Hornby are aggregates of the personal contributions required under the terms of the Fund, subject to the statutory limit, together with the amounts of salary they gave up as additional pension contributions as outlined in Note 5 to Table 1a. Members of the Group's pension schemes have the option to pay additional voluntary contributions; neither the contributions nor the resulting benefits are included in Table 3.

Note 5

Mark Tucker is not included in any defined benefit scheme of the Group. There were no other contributions by the Group to any money purchase pension arrangements in respect of any Director during 2004.

13.3 Share interests

13.3.1 Shares

The beneficial interests of the Directors and their immediate families in the ordinary shares of the Group are set out below:

Table 4	Number of shares at 31.12.04	Number of shares at 31.12.03/ 01.01.04*
Chairman		
Dennis Stevenson	**221,726**	166,541
Executive Directors		
James Crosby	**279,407**	184,280
Mike Ellis	**275,786**	168,833
Phil Hodkinson	**112,919**	28,806
Andy Hornby	**252,640**	174,759
Colin Matthew	**88,032**	72,366
George Mitchell	**90,562**	72,622
Mark Tucker	**Nil**	Nil
Non-executive Directors		
Charles Dunstone	**100,000**	100,000
Sir Ronald Garrick	**19,611**	17,306
Anthony Hobson	**6,500**	5,500
Brian Ivory	**7,000**	11,000
Coline McConville	**2,070**	2,070
John Maclean	**5,000**	5,038
Kate Nealon	**8,198**	Nil
David Shearer	**10,000**	Nil

* or date of appointment, if later.

Notes to Table 4

Note 1

James Crosby, George Mitchell, Brian Ivory and John Maclean all have a non-beneficial interest as at 31 December 2004 over 2,217,507 ordinary shares of the Group (2003 - 4,514,752) as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme. Brian Ivory has a non-beneficial interest over 4,500 ordinary shares (2003 - 4,500).

Note 2

Certain Directors will receive further interests in the ordinary shares of the Group arising out of the short term incentive plans and, potentially, the long term incentive plans as set out in Tables 5, 6, 7 and 8.

Note 3

No Director had any interest in the preference shares of HBOS or in the loan or share capital of any Group undertaking at the beginning or during or at the end of the financial year. No options to subscribe for shares in other Group companies are granted to Directors of the Group.

Neither James Crosby nor Phil Hodkinson, who are both Non-executive Directors of St. James's Place Capital plc, nor their immediate families had any interest in the ordinary shares of that company throughout 2004.

Note 4

There has been no change in the share interests as set out in the table between the end of the financial year and 1 March 2005, the date of approval of this Annual Report and Accounts.

13.3.2 Short Term Incentive Plan – HBOS Directors and former Halifax Directors

Certain Executive Directors have conditional entitlements to shares arising from the annual incentive sharekicker. Where the annual incentive for 2000 and/or 2001 and/or 2002 and/or 2003 was taken in shares and these shares are retained in trust for three years, additional shares may also be transferred to the Directors. The basic shares shown below which have already vested are also included in Table 4. The additional shares shown opposite arise as a result of sharekicker.

Table 5		At 31.12.03/01.01.04		Added in year		Released in year	At 31.12.04	
	Grant effective from	Basic shares	Additional shares	Basic shares	Additional shares		Basic shares	Additional shares
James Crosby	Mar 01	19,420	9,710			29,130	-	-
	Mar 02	38,671	19,335				38,671	19,335
	Mar 03	32,177	16,088				32,177	16,088
	Mar 04	-	-	24,850	12,425		24,850	12,425
		90,268	45,133				**95,698**	**47,848**
Mike Ellis	Mar 01	14,617	7,308			21,925	-	-
	Mar 02	29,003	14,501				29,003	14,501
	Mar 03	23,889	11,944				23,889	11,944
	Mar 04	-	-	17,315	8,657		17,315	8,657
		67,509	33,753				**70,207**	**35,102**
Phil Hodkinson	Mar 02	10,327	5,163				10,327	5,163
	Mar 03	18,282	9,141				18,282	9,141
	Mar 04	-	-	12,826	6,413		12,826	6,413
		28,609	14,304				**41,435**	**20,717**
Andy Hornby	Mar 01	11,067	5,533			16,600	-	-
	Mar 02	23,525	11,762				23,525	11,762
	Mar 03	21,939	10,969				21,939	10,969
	Mar 04	-	-	18,437	9,218		18,437	9,218
		56,531	28,264				**63,901**	**31,949**
Colin Matthew	Mar 02	11,384	5,692				11,384	5,692
	Mar 03	18,282	9,141				18,282	9,141
	Mar 04	-	-	12,505	6,252		12,505	6,252
		29,666	14,833				**42,171**	**21,085**
George Mitchell	Mar 02	14,035	7,017				14,035	7,017
	Mar 03	23,889	11,944				23,889	11,944
	Mar 04	-	-	17,315	8,657		17,315	8,657
		37,924	18,961				**55,239**	**27,618**

Notes to Table 5

Note 1

Shares under these plans were granted using the market price at the date of grant, as follows:

Plan	Share grant price £
Mar 2001 – Mar 2004	6.752
Mar 2002 – Mar 2005	7.68
Mar 2003 – Mar 2006	6.76
Mar 2004 – Mar 2007	7.36

Note 2

Shares will be released after three years, subject to the basic shares still being held and subject to the participant still being in the Group's employment at that time or being a qualifying leaver.

Note 3

Because the basic shares are shown net of each participant's original income tax and National Insurance liability, the additional incentive shares are shown in a like manner. In practice, the value of the grossed-up equivalent additional shares (inclusive of associated income tax and National Insurance) will be shown in Table 1a at the time of release, as is the case with those released in the year on 3 March 2004. Those released in 2004 represented the basic shares purchased by the Director's own annual cash incentive in March 2001 plus the additional shares arising as a result of sharekicker.

Note 4

Following his retirement on 31 December 2003, Gordon McQueen retains interests under the short term incentive plan through grants of basic and additional shares of 18,406 and 9,203, respectively (effective from March 2003) and 17,128 and 8,564, respectively (effective from March 2004). These remain subject to the same plan rules as apply to existing Executive Directors.

13.3.3 Long Term Incentive Plan and Special Long Term Incentive Plan – HBOS Directors and former Halifax Directors

Details of the shares which have been conditionally awarded to Directors under the plans are set out below. The performance conditions relating to these conditional awards are set out in the notes below the table.

Table 6	Grant effective from	At 31.12.03/ 01.01.04	Granted (G) or Lapsed (L) in year	Added as a result of superior performance	Dividend re-investment shares	Vested in year	At 31.12.04
James Crosby	Jan 01	70,992		70,992	18,540	160,524	-
	Jan 02	75,000					75,000
	Jan 03	103,125					103,125
	Jan 04	-	108,089 (G)				108,089
		249,117					**286,214**
Mike Ellis	Jan 01	53,435		53,435	13,954	120,824	-
	Jan 02	56,250					56,250
	Jan 03	76,562					76,562
	Jan 04	-	75,313 (G)				75,313
		186,247					**208,125**
Andy Hornby	Jan 01	40,458		40,458	10,566	91,482	-
	Jan 02	45,625					45,625
	Jan 02	260,000					260,000
	Jan 03	70,312					70,312
	Jan 04	-	80,195 (G)				80,195
		416,395					**456,132**
Phil Hodkinson	Jan 01	53,435		53,435	13,954	120,824	-
	Jan 02	87,500					87,500
	Jan 03	58,593					58,593
	Jan 04	-	55,788 (G)				55,788
		199,528					**201,881**
Colin Matthew	Jan 02	45,625					45,625
	Jan 03	58,593					58,593
	Jan 04	-	54,393 (G)				54,393
		104,218					**158,611**
George Mitchell	Jan 02	56,250					56,250
	Jan 03	76,562					76,562
	Jan 04	-	75,313 (G)				75,313
		132,812					**208,125**
Dennis Stevenson	Jan 01	38,168		38,168	9,968	86,304	-
	Jan 02	56,250					56,250
	Jan 03	77,343					77,343
	Jan 04	-	73,221 (G)				73,221
		171,761					**206,814**
Mark Tucker	Jan 04	-	156,206 (G)				156,206
		Nil					**156,206**

Notes to Table 6

Note 1

Shares under these plans, other than in relation to the second grant effective from January 2002 for Andy Hornby, were granted using the average market price in the ten business days ending at the previous year, as follows:

Plan and performance period	Share grant price £
Jan 2001 - Dec 2003	6.55
Jan 2002 - Dec 2004/06	8.00
Jan 2003 - Dec 2005/07	6.40
Jan 2004 - Dec 2006	7.17

Note 2

The grants effective from January 2001 and January 2002 for Phil Hodkinson, over shares having a value equal to 100% and 200% of salary, respectively, were necessary to facilitate his recruitment in September 2001. Normal grant levels would have been 25% of salary (in respect of three months' service in 2001) and 100% of salary, respectively. These higher grants have no value unless HBOS outperforms the relevant comparator company weighted average, as set out in Section 10.4.

The grant effective from January 2004 for Mark Tucker, over shares having a value equal to 200% of salary, was necessary to facilitate his recruitment in April 2004. The normal grant level would have been 67% of salary (in respect of eight months' service in 2004). This higher grant has no value unless HBOS outperforms the relevant comparator company weighted average, as set out in Section 10.4.

Following his retirement on 31 December 2003, Gordon McQueen retains interests under the plan through grants of 45,625 and 61,718 shares effective from January 2002 and January 2003, respectively. These remain subject to the same plan rules as apply to existing Executive Directors.

Note 3

Awards are not pensionable.

Note 4

The performance period for the January 2001 grant ended on 31 December 2003. HBOS's (and previously Halifax's) TSR over the performance period exceeded the weighted average of the comparator group by 13.45% p.a. so a maximum 200% of share grants have been released to grant recipients. Without a maximum payout limit of 200%, the plan would have released 336% of share grants.

The shares granted in January 2001 vested on 1 March 2004. The closing market price of the Group's ordinary shares on that date was £7.34. In addition, dividend reinvestment shares have been released to grant recipients as set out in the table and as provided for under the rules of the plans. The dividend reinvestment shares are the additional shares which would have accrued on the overall share grants actually released had dividends due during the performance period been reinvested in shares. The shares received by the Executive Directors and the Chairman from those grants are, after any sales to discharge their personal tax and National Insurance liabilities on such shares, retained by them or on their behalves for at least an additional two years and are included in Table 4.

Note 5

Subject to performance, the shares granted under the long term plan effective from January 2002 will be released to most individuals shortly after the three-year anniversary of the grant date.

As explained in last year's Report, for the 2002 and 2003 grants, all participants can choose to take any shares released after three years based on the three-year performance outcome or can continue to participate in the plan for a further two years and take shares at that point based on the better of the three-year and the five-year performance outcomes. This design feature seeks to motivate participants continually to sustain strong performance or to improve lesser performance for their benefit and the benefit of shareholders. This feature does not apply for the 2004 grants and will not apply for any grants in subsequent years, to reflect the preference on "retesting" expressed by most major institutional investors.

Note 6

In the case of the Chairman, it is not possible to include him in the standard Long Term Incentive Plan. Nor is it possible to include him in such an arrangement where the grant is denominated in shares. He is therefore included as the sole participant in the Special Long Term Incentive Plan where the grants are awards of notional shares. He will become entitled to the cash value of any notional shares on vesting but has agreed that this value will, subject to any withholdings for income tax or National Insurance, be applied in acquiring shares on his behalf.

Note 7

The number of shares to be released to participants is dependent on the Group's TSR over a three year period, compared to the annualised weighted average TSR of a basket of comparator companies over an equivalent period. For the grants effective from January 2002 and January 2003, a five year period can also apply. This basket of companies comprises:-

- for the January 2001 grants: Abbey National, Alliance & Leicester, Bank of Scotland*, Barclays, Britannic Assurance, Legal & General, Lloyds TSB, Northern Rock, Prudential, Royal & Sun Alliance and Royal Bank of Scotland; and
- for the January 2002, 2003 and 2004 grants: Abbey National, Aviva, Barclays, Legal & General, Lloyds TSB, Prudential, Royal & Sun Alliance and Royal Bank of Scotland, but with Abbey National replaced by Alliance & Leicester, Bradford & Bingley and Northern Rock with effect from 1 July 2004.

The Committee decided retrospectively to remove Abbey National from the comparator group, in respect of the January 2002, 2003 and 2004 grants, effective from the end of June 2004 (immediately before bid activity started); and replace it with Alliance & Leicester, Bradford & Bingley and Northern Rock effective from the start of July 2004. This revised group of companies will comprise the comparator group for the January 2005 grant.

*For the period for which it was an independent entity.

Shares have been or will be released as follows:

Group's relative TSR performance	Amount released as a % of share grant
2001 grants	
0% p.a. (or below)	0
+4% p.a.	100*
+8% p.a. (or above)	200
2002, 2003 and 2004 grants	
0% p.a. (or below)	0
+3% p.a.	100*
+6% p.a. (or above)	200

Intermediate positions are determined by interpolation.

* As shown as granted in the table.

Note 8

The performance period for the January 2002 grant ended on 31 December 2004. HBOS's TSR over the performance period exceeded the weighted average of the comparator group by 7.44% p.a., as illustrated in Chart 1, so a maximum 200% of share grants will be released to grant recipients, subject to Note 5 on page 73. Without a maximum payout limit of 200%, the plan would have released 248% of share grants.

In addition, dividend reinvestment shares will be released to grant recipients as provided for under the rules of the plans. The dividend reinvestment shares are the additional shares which would have accrued on the overall share grants actually released had dividends due during the performance period been reinvested in shares.

Full details concerning these shares, which will be released to the Chairman and the Executive Directors in March 2005, will be set out in the 2005 Annual Report and Accounts.

In respect of this January 2002 grant, the Committee decided retrospectively to remove Abbey National from the comparator group of companies with effect from the end of June 2004, (immediately before bid activity started) and to replace them with Alliance & Leicester, Bradford & Bingley and Northern Rock from the start of July 2004. Had Abbey National been replaced at November 2004 (the date when the Company ceased to be independently listed), the plan would still have released a maximum 200% of share grants to grant recipients.

The performance periods for the January 2003 and January 2004 grants (where there have been equivalent adjustments in respect of Abbey National) do not end until 31 December 2005 and 31 December 2006, respectively. So far, HBOS's TSR over the two year and one year elapsed periods exceeds the weighted average of the comparator group by 9.55% and 4.91%, respectively.

Chart 1

Performance of HBOS for January 2002 award
Source: Datastream


Cumulative movement in TSR over performance period
50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
31 Dec 01
31 Dec 02
31 Dec 03
31 Dec 04
Equivalent to 22.93%
This chart shows the TSR performance of HBOS against the weighted average TSR of its comparator group over the three year performance period of the January 2002 award.
HBOS
Weighted average of comparator group

Note 9

The second grant effective from January 2002 for Andy Hornby relates to a different arrangement which applies only to him. Early in 2003, the Committee became aware of activity, principally from the retail sector, to secure Andy Hornby's services. Specifically, he had received an approach to become Group Chief Executive of a major FTSE company. The Committee decided that, at that point in time, it would clearly be in the interests of shareholders to secure Andy Hornby's continued services but to do it on a basis where additional reward was performance contingent.

The Committee therefore decided to introduce a special incentive arrangement which gives Andy Hornby the opportunity to receive up to 260,000 shares in April 2005, dependent on growth in the profitability of the Retail division over 2002 to 2004. In broad terms, the maximum release under this special arrangement is delivered in April 2005 subject to an increase of at least 60% in the profitability of the Retail division, using a like for like comparison, over the three year period, and provided that Andy Hornby is in the service of the Group at 31 March 2005 having not given notice on or before that date. The Committee established that the incentive would accrue in three equivalent tranches based on profitability performance to the ends of 2002, 2003 and 2004. At the time of establishment of the incentive, the satisfaction of performance criteria to the end of 2002 established an immediate retention feature within the scheme. Since then, performance criteria to the ends of 2003 and 2004 have also been satisfied. Full details concerning these shares, which may be released to Andy Hornby in April 2005, will be set out in the 2005 Annual Report & Accounts.

If Andy Hornby were to leave employment as a qualifying leaver or in the event of a change of control before April 2005, the accrued shares would vest. If he were to leave in certain other circumstances, he would not receive any shares. Changes to certain key terms of the arrangement, in future, will require shareholder approval.

The special incentive is not pensionable. At maturity in April 2005 it will be eligible for the 50% sharekicker enhancement, which will be released if Andy Hornby retains the shares and remains in the service of the Group until 31 March 2008 (or ranks as a qualifying leaver before that date).

Taken overall, this special incentive increases the maximum annual overall reward value for Andy Hornby by about 25% in each of the three years to the end of 2004 and by about 12.5% in each of the subsequent three years to the end of 2007.

13.3.4 Long Term Incentive Plan - Former Bank of Scotland Directors

Approved share options granted between 1995 and 2000 under Bank of Scotland's plans were subject to a performance pre-condition that options were not capable of being exercised unless growth in diluted earnings per share exceeded the growth in the Retail Prices Index over a period of at least three consecutive financial years by not less than 2% p.a.

No performance target applied in respect of unapproved share options following the third anniversary of grant, as agreed by Bank of Scotland stockholders at the time of the merger with Halifax.

The performance target in respect of approved share options was satisfied on 31 December 2002 for all grants and consequently all options are exercisable in accordance with the rules of the plans.

No further share options have been or will be granted under any of these plans.

Details of the options outstanding under the plans in respect of Executive Directors are set out below:

Table 7	Grant effective from	At 31.12.03/ 01.01.04	Granted (G), Exercised (E) or Lapsed (L) in year	At 31.12.04	Share option price £	Exercisable
Colin Matthew	Oct 95	48,000	-	48,000	2.5983	Jan 05 - Oct 05
	Oct 96	50,000	-	50,000	2.7367	Jan 05 - Oct 06
	Oct 97	28,000	-	28,000	5.3533	Jan 05 - Oct 07
	Oct 98	5,223	-	5,223	5.7433	Jan 05 - Oct 08
	Oct 98	29,777	-	29,777	5.8350	Jan 05 - Oct 08
	May 00	40,000	-	40,000	5.5150	Jan 05 - May 10
	Oct 00	40,000	-	40,000	6.1000	Jan 05 - Oct 10
		241,000		241,000		
George Mitchell	Oct 96	50,000	-	50,000	2.7367	Jan 05 - Oct 06
	Oct 97	35,000	-	35,000	5.3533	Jan 05 - Oct 07
	Oct 98	40,000	-	40,000	5.8350	Jan 05 - Oct 08
	May 00	5,572	-	5,572	5.3833	Jan 05 - May 10
	May 00	39,428	-	39,428	5.5150	Jan 05 - May 10
	Oct 00	50,000	-	50,000	6.1000	Jan 05 - Oct 10
		220,000		220,000		

Notes to Table 7

Note 1

No Executive Director's share options lapsed in the period 1 January 2005 to 1 March 2005, the date of approval of this Annual Report and Accounts.

Note 2

On 23 February 2004, Gordon McQueen, who retired as an Executive Director on 31 December 2003, exercised options over 29,777, 35,000 and 40,000 shares granted effective from October 1998, May 2000 and October 2000, respectively; on 1 March 2004 he exercised options over 48,000, 45,000 and 32,000 shares granted effective from October 1995, October 1996 and October 1997, respectively; and on 2 June 2004, he exercised options over 5,223 shares granted effective from October 1998. He has no remaining options under the plan.

The closing market prices on the dates of exercise were £7.555, £7.34 and £7.12, respectively.

Full details of these options were set out in last year's Report.

Note 3

Details of the market price of the Group's ordinary shares during 2004 are given in Section 13.3.7.

13.3.5 Sharesave Plan

The sharesave plan is available to most Group colleagues.

The plan allows colleagues to save a fixed amount of money on a monthly basis. At the end of a pre-determined period, of three, five or seven years, colleagues have the right, if they so choose, to use the funds accumulated to purchase shares in the Group at a fixed price, based on a market price on or an average market price determined shortly before the effective grant date and discounted by up to 20%. There are no performance conditions.

Certain Executive Directors have taken up membership of the plan and the projected numbers of shares which they would be entitled to purchase at the end of the relevant pre-determined periods are set out below:

Table 8	Grant effective from	At 31.12.03/ 01.01.04	Granted (G) Exercised (E) or Lapsed (L) in year	At 31.12.04	Exercisable
James Crosby	Sep 02	2,748	-	2,748	Jan 08 – Jun 08
Phil Hodkinson	Sep 02	2,970	-	2,970	Jan 10 – Jun 10
Andy Hornby	Sep 03	1,607	-	1,607	Jan 07 – Jun 07
George Mitchell	Oct 01	1,723	-	1,723	Jan 05 – Jun 05
	Sep 04	-	1,740 (G)	1,740	Jan 08 – Jun 08

Notes to Table 8
Note 1
Options under these plans were granted using market prices shortly before the dates of the grants, discounted by 20%, as follows:

Effective date of grant	Share option price £
Oct 2001	5.62
Sep 2002	5.975
Sep 2003	5.74
Sep 2004	5.443

Note 2
Gordon McQueen, who retired as an Executive Director on 31 December 2003, exercised options over 2,397 shares on 16 June 2004. He has no remaining options under the plan.

The closing market price on the date of exercise was £7.11.

Full details of these options were set out in last year's Report.

Note 3
George Mitchell exercised options over 1,723 shares on 2 February 2005.

The closing market price on the date of exercise was £8.57.

George Mitchell retained ownership of these shares as at 1 March 2005, the date of approval of this Annual Report and Accounts.

Note 4
Details of the market price of the Group's ordinary shares during 2004 are given in Section 13.3.7.

13.3.6 Interest in shares under Trusts

Certain Executive Directors, together with certain other colleagues, are deemed to have or have had an interest or a potential interest as potential discretionary beneficiaries under:

- the Group's Employee Share Ownership Trusts. As such, they were each treated as at 31 December 2004 as being interested in the 5,298,695 *ordinary shares (31 December 2003 - 9,884,870 ordinary shares) held by the trustees of these Trusts. The shares held in the Trusts will be used* to satisfy share awards under the former Halifax Short Term and Long Term Incentive Plans and the HBOS Short Term and Long Term Incentive Plans. The relevant Executive Directors' specific individual interests are shown in Tables 5 and 6; and
- the Group's Qualifying Employee Share Ownership Trust. As such, they were each treated as at 31 December 2004 as being interested in the 8,260,555 ordinary shares (31 December 2003 – 10,154,710 ordinary shares) held by the trustee of this Trust. The shares held in the Trust will be used to satisfy entitlements of colleagues arising on the exercise of options under the Sharesave Schemes operated by HBOS plc. The relevant Executive Directors' specific individual interests are shown in Table 8.

All of the Group's share plans empower new issue shares to be allotted to satisfy share requirements. The Group's past practice has generally been to purchase shares in the market in relation to the plans described in Sections 13.3.2 and 13.3.3 and to issue new shares in relation to the plans described in Sections 13.3.4 and 13.3.5 and the Group's share option scheme. This practice is under review, and any changes to the methods of satisfying awards or grants under the Group's various share plans will be set out in the Annual Report and Accounts 2005.

13.3.7 General

The closing market price of the Group's ordinary shares at 31 December 2004 was £8.48. The closing market price of the Group's ordinary shares at 31 December 2003 was £7.235. The range during the year was £6.63 to £8.505.

Other than as disclosed in the notes to Table 8, there has been no change in the Directors' interests in shares or options granted by the Group between the end of the financial year and 1 March 2005, the date of approval of this Annual Report and Accounts.

13.3.8 Statutory performance graph

The following graph illustrates the Group's TSR performance compared to that of a "broad equity market index" since the Group's inception on 10 September 2001. As HBOS has been a constituent of the FTSE 100 since inception and as performance against sector companies is illustrated in Chart 1, the Group believes that the FTSE 100 is a suitable comparator index to use for the purposes of this graph to satisfy regulatory requirements.

Chart 2

Total Shareholder Return
Source: Datastream



120
100
80
60
40
20
0
Value (£)
10 Sept 01
31 Dec 01
31 Dec 02
31 Dec 03
31 Dec 04
This chart shows the value of £100 invested in HBOS since inception on 10 September 2001 compared with the value of £100 invested in the FTSE 100 Index from the same date. To produce a "fair value" each point is a 30 day average of the relevant index.
HBOS
FTSE 100 Index

Signed on behalf of the Board of Directors

Brian Ivory
Chairman
Remuneration Committee
1 March 2005

Appendix 1
Remuneration Committee Terms of Reference
Principal Features

1. Remuneration Committee
The following are the terms of reference of the Remuneration Committee ('the Committee') of HBOS plc ('the Company') in relation to the Company and HBOS Group ('the Group').

2. Membership
The Committee is a committee of the Board of the Company and will comprise at least three Non-executive Directors of the Company, excluding the Chairman of the Company, who are independent of management and free of any business or other relationship which could interfere with the exercise of their independent judgement. The quorum of the Committee is any two Committee members.

3. Attendance
The Committee may invite persons, including the Chairman and the Chief Executive of the Company, to attend meetings where appropriate to assist in the effective discharge of the Committee's duties.

4. Frequency of meetings
The Committee meets at least four times a year. Any Committee member or the Secretary may call additional meetings as necessary.

5. Authority
The Committee is authorised by the Board to undertake any activity within its terms of reference.

The Committee is authorised by the Board to seek appropriate professional advice and resource inside and outside the Group as and when it considers this necessary.

6. Principal duties
The Committee:

- considers and recommends to the Board remuneration policy for Executive Directors, the HBOS Executive and those in Levels 6, 7 and 8 (salary, incentive schemes, pension plans and other benefits and payments to be made on retirement, resignation or dismissal) and determines the specific remuneration arrangements for Executive Directors, the HBOS Executive and those in Level 8 and other direct executive reports to the Chief Executive;
- approves the terms of appointment for and determines the specific remuneration arrangements (including the operation of any appropriate incentive schemes) for the Chairman of the Company;
- approves any contract of employment or related contract with any Executive Director or with the Chairman on behalf of the Company;
- operates and administers the incentive schemes of the Company for the Chairman, the Executive Directors, the HBOS Executive and those in Levels 6, 7 and 8 and any similar schemes requiring Board approval which may be introduced or approved from time to time;
- approves the total cost of the salary review for Executive Directors, the HBOS Executive and others in Levels 6, 7 and 8 and approves the specific salary reviews for Executive Directors and other direct executive reports to the Chief Executive;
- periodically has the opportunity to review the overall remuneration of the most highly paid colleagues in the Group;
- periodically has the opportunity to review the remuneration policy for all colleagues in the Group;
- determines contractual and discretionary payments, if any, to be made on the retirement, resignation or dismissal of Executive Directors and other direct executive reports to the Chief Executive;
- does not determine any fees for Non-executive Directors of the Company but otherwise determines the Board fees and the Committee fees to be paid to Non-executive Directors of Group companies;
- considers and recommends to the Board the contents of the Board's annual reports to shareholders on Directors' remuneration to be included in the Annual Report and Accounts and the Annual Review & Summary Financial Statement;
- will be available in the person of the Chairman of the Committee to answer shareholders' questions about Directors' remuneration at the Annual General Meeting;
- considers the policy and approval process for Executive Directors, the HBOS Executive and others in Levels 6, 7 and 8 taking up external non-executive director appointments; and
- considers the policy and monitoring process for all Directors, the HBOS Executive and those in Levels 6, 7 and 8 holding shares in the Company.

7. Minutes
The minutes of meetings of the Committee are to be circulated to all members of the Committee and to nominated recipients within 10 business days of the meeting. The minutes are also to be circulated to members of the Board.

The full Terms of Reference of the Remuneration Committee can be found at http://www.HBOSplc.com/abouthbos/remuneration_committee.asp

Appendix 2
Remuneration in HBOS generally
Principal features

This section outlines the structure of remuneration in HBOS for the vast majority of colleagues. Each role in HBOS is positioned in one of ten Levels, 1-8, the HBOS Executive and the Executive Directors. The level of a role is determined by the knowledge required to do it, the challenge of delivering the required job outputs and the accountability which the role carries. The level then, in broad terms, determines the salary range which can apply for the role; the short term and long term incentive structures; and the range of benefit and product offerings available.

Details of the remuneration arrangements which apply to those in Level 8, to the HBOS Executive and to Executive Directors are given in the main body of the report.

The table below sets out the number of colleagues and full-time equivalents ('FTE') in other levels and the typical inter-quartile full-time equivalent salary range applying to colleagues in each such level. Different ranges apply to different groups of colleagues depending on role specialism and geographic location.

Level	Number of colleagues	Number of FTE colleagues	FTE salary range (£'000)
1	39,500	34,000	11.8-15.2
2	13,000	12,250	18.0-22.5
3	10,250	10,000	24.8-32.0
4	5,500	5,500	34.3-44.0
5	2,000	2,000	48.5-62.5
6	670	670	66.3-89.8
7	150	150	105.0-147.5

This data includes international colleagues but excludes joint venture company colleagues.

Remuneration is, for all colleagues, generally made up of **four elements, namely salary, short term incentives, long term incentives and benefits.** HBOS is increasingly seeking to adopt a **"total reward"** approach so that colleagues appreciate the totality, the flexibility and the performance drivers of their reward package.

Salary

HBOS salary policy is to manage salaries in aggregate, by Level, around the appropriate medians. Whilst finance sector generic medians establish baseline positions, businesses benchmark according to role specialism and to geographic location. The alignment of practice with policy is one we aspire to deliver by matching average salaries with the market median position, whilst managing actual salaries generally within an 80%-120% window of the median, reflecting personal skills, experience, performance and business vulnerability.

Short term Incentives

HBOS has annual incentives which are operating plan aligned, generally team based and built around line of sight issues. Participants know that these incentives give a real chance of a zero outcome and, equally, a real chance of a maximum outcome which, in cash terms, may be equivalent to 20% of salary, or more.

The cash incentive levels for 2005 are generally as follows:-

		Incentive as percentage of salary	
Level	Minimum	Target	Maximum
1-4	0%	10%-12%	20%-30%
5	0%	17.5%	35%
6	0%	25%	50%
7	0%	32.5%	48.75%

Long term Incentives

Almost every colleague in HBOS enjoys three (for one Level, four) long term incentive propositions, each share-based.

Firstly, sharekicker. Colleagues who choose to buy shares with their net cash incentive get 50% more shares after three years provided they remain in the service of the Group or rank as a qualifying leaver.

Secondly, sharesave. Colleagues who choose to save up to £250 per month are given the option, at the end of three, five or seven years, to buy shares based on the share price at the start of the savings period, discounted by up to 20%.

Thirdly, share options/free shares. In 2002, 2003 and 2004, colleagues were given share options over 20% of salary; and these can be crystallised after a minimum of three and a maximum of six years. In 2005, share options will be replaced by free shares based on 5% of salary (maximum £3,000 p.a.); and these will crystallise after a minimum of three years.

Fourthly, share grants. Colleagues in Level 7 were given share grants over 33.33% of salary in 2002, 2003 and 2004. The same arrangements will apply in 2005. The level of grant released is conditional on relative TSR performance against a weighted finance sector basket, generally over a three year period with no grant released for performance which matches (or is worse than) the average and with twice the grant released for outperformance of 6% p.a. or more (intermediate positions being determined by interpolation).

Benefits

Our key benefits are pensions, holidays, cars, healthcare and mortgage arrangements. We increasingly seek to package them as an overall flexible benefits proposition and a comprehensive product offering.

Many existing colleagues have defined benefit pension arrangements. All new colleagues are eligible for defined contribution pension arrangements. Both include death and ill health benefits.

The Directors have pleasure in presenting the Report and Accounts of HBOS plc for the year ended 31 December 2004.

Principal Activities

HBOS plc is the holding company of the HBOS Group. The principal activities of the Group are the provision of banking and other financial services in the UK and overseas. The Group's existing business and future prospects are reviewed by the Chairman on pages 2 and 3, the Chief Executive on pages 4 to 7 and in the Divisional Reviews on pages 8 to 35. Financial aspects are covered in the Financial Review and Risk Management report on pages 36 to 46. A list of the main subsidiary undertakings, and the nature of each company's business, is given in Note 53 to the Accounts on page 126.

Results and Dividends

The Group profit attributable to shareholders for the year ended 31 December 2004, as shown in the Consolidated Profit and Loss Account, was £3,057m. An interim dividend of 10.8p per Ordinary Share was paid on 22 October 2004. The Directors propose a final dividend of 22.15p per Ordinary Share to be paid on 13 May 2005 to shareholders on the register on 18 March 2005, subject to approval at the 2005 AGM. As announced in the trading statement of 14 December 2004, an active capital management programme has been instigated which includes:

- active management of key balance sheet ratios to explicit targets;
- a more efficient capital structure through a realignment of equity and preferred capital;
- the progressive release of surplus capital emerging in the investment businesses as a result of the switch away from with profits products;
- withdrawal of the scrip alternative to dividends and proposed introduction of a dividend reinvestment plan; and
- a commitment to return surplus capital to shareholders, through an annual share buy back programme.

Directors

Details of the present Directors are given on pages 52 and 53. Mike Ellis retired as a Director on 31 December 2004 and Sir Bob Reid and Louis Sherwood retired on 27 April 2004 at the conclusion of the 2004 AGM and Philip Yea resigned with effect from 30 June 2004. Following nine years' service on the Board of Bank of Scotland and the Company, John Maclean retires at the conclusion of the 2005 AGM and is not seeking re-election. Dennis Stevenson, Colin Matthew, Charles Dunstone and Tony Hobson will retire by rotation and resolutions for their re-election will be proposed at the meeting. The Chairman is pleased to confirm that the performance of Charles Dunstone and Tony Hobson continues to be effective and demonstrates commitment in their respective roles as Non-executive Directors. Mark Tucker was appointed a Director from 30 April 2004 and will retire at the forthcoming 2005 AGM and offer himself for election. Particulars of Directors' remuneration and interests in shares of the Company are given in the Report of the Board in relation to remuneration policy and practice on pages 60 to 79.

Going Concern

The Directors are satisfied that the Group has adequate resources to continue in business for the foreseeable future and consequently the going concern basis continues to be appropriate in preparing the accounts.

Employees

The Group encourages applications for employment from disabled people and gives full consideration to such applicants based on their skills and abilities. In the event of an existing employee becoming disabled, the Group provides counselling and training support and seeks to provide a suitable alternative position within the Group if the individual is unable to continue in their previous role. The Group offers training and career development for all disabled staff. The views of colleagues with a disability are sought through disability forums to ensure that the Group's policies continue to recognise their requirements.

Charitable and Political Donations

During the year the Group made charitable donations in the UK of £5.2m. Additionally £2.6m in total has been made available to charities as a result of their affinity to the Visa Charity credit cards offered by Halifax plc and Bank of Scotland.

It is HBOS policy not to make donations to political parties.

Under the terms of the Political Parties, Elections and Referendums Act 2000 ('PPERA') companies are required to obtain shareholder approval before any such political donations can be made, and to disclose any such payments in the Company's Annual Report and Accounts. PPERA is extremely wide in scope and its precise meaning unclear. Many listed companies, including the Company, have therefore obtained authority from shareholders to make such payments as a precautionary measure, so as to enable legitimate business activities, which would not be regarded as political donations in the ordinary sense, to proceed.

At last year's AGM, the Board accordingly obtained shareholders' approval for the Company and HBOS UK plc (the principal employer company of the HBOS Group) to make Donations to EU Political Organisations and/or to incur EU Political Expenditure up to defined limits.

During the last financial year, HBOS UK plc seconded one of its employees part-time to the Cross Party Group on the Scottish Economy ('CPG') in the Scottish Parliament. The CPG is not a political party. The PPERA contains a specific exemption to the definition of EU Political Organisation for all party groups composed of members of the Westminster Houses of Parliament. There is no such specific exemption for party groups of the Scottish Parliament. The Company is therefore disclosing that the total amount of the donations made by HBOS UK plc to the CPG during the last financial year was £2,908 in respect of the completion of the initial 9 weeks of the secondment.

Payment Policy

For the forthcoming period the Group's policy for the payment of suppliers will be as follows:

- Payment terms will be agreed at the start of the relationship with the supplier and will only be changed by agreement;
- Standard payment terms to suppliers of goods and services will be 30 days from the date of a correct invoice that has been received for satisfactory goods or services which have been ordered and received unless other terms are agreed in a contract;
- Payment will be made in accordance with the agreed terms or in accordance with the law if no agreement has been made; and
- Suppliers will be advised without delay when an invoice is contested and disputes will be settled as quickly as possible.

HBOS plc complies with the Better Payment Practice Code. Information regarding this Code and its purpose can be obtained from the Better Payment Practice Group's website at www.payontime.co.uk.

The Company's main trading subsidiary undertakings, Halifax plc and Bank of Scotland, had trade creditors outstanding at 31 December 2004 representing 15 days of purchases for each company. The Company itself owed no amounts to trade creditors at 31 December 2004.

Share Capital

Full details of the movements in the authorised and issued share capital of the Company during the year are provided in Note 34 to the Accounts on page 112.

The Company has the authority to purchase up to 385,035,595 of its ordinary shares. The authority remains valid until the 2005 AGM or, if earlier, 27 July 2005. A resolution will be put to shareholders to renew the authority at the 2005 AGM.

At the date of this report there is a disclosable interest in the issued share capital notified to the Company in accordance with sections 198 to 208 of the Companies Act 1985, by Barclays PLC, in respect of 151,196,422 ordinary shares being 3.85% of the current issued ordinary share capital and by The Capital Group Companies, Inc and its affiliates in respect of 147,182,021 being 3.75% of the current issued share capital.

Properties

The Directors are of the opinion that the current market value of the Group's properties is not significantly different from the amount at which they are included in the balance sheet.

Auditors

A resolution to re-appoint KPMG Audit Plc as auditors will be put to shareholders at the 2005 AGM.

On behalf of the Board

H F Baines
Company Secretary
1 March 2005

Independent Auditors' Report to the Members of HBOS plc

We have audited the accounts on pages 82 to 127. We have also audited the information in the Report of the Board in relation to remuneration policy and practice that is described on page 62 as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the Annual Report and Accounts and the Report of the Board in relation to remuneration policy and practice. As described on page 59, this includes responsibility for preparing the accounts in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession's ethical guidance.

We report to you our opinion as to whether the accounts give a true and fair view and whether the accounts and the part of the Report of the Board in relation to remuneration policy and practice to be audited have been properly prepared in accordance with the Companies Act 1985.

We also report to you if, in our opinion, the directors' report is not consistent with the accounts, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the Group is not disclosed.

We review whether the corporate governance statement on pages 54 to 58 reflects the Company's compliance with the nine provisions of the 2003 FRC Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report and Accounts, including the corporate governance statement and the unaudited part of the Report of the Board in relation to remuneration policy and practice, and consider whether it is consistent with the audited accounts. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the accounts.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts and the part of the Report of the Board in relation to remuneration policy and practice to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts and the part of the Report of the Board in relation to remuneration policy and practice to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts and the part of the Report of the Board in relation to remuneration policy and practice to be audited.

Opinion

In our opinion:

- the accounts give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2004 and of the profit of the Group for the year then ended; and
- the accounts and the part of the Report of the Board in relation to remuneration policy and practice to be audited have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
Edinburgh
1 March 2005

Accounting Convention

The consolidated accounts have been prepared under the historical cost convention in compliance with the special provisions of Part VII of the Companies Act 1985 applicable to banking groups modified by the revaluation of items held for trading purposes and the revaluation of investment properties. The consolidated accounts comply with Schedule 9 and the accounts of the Company comply with Schedule 4 to the Companies Act 1985. The consolidated accounts have been prepared in accordance with applicable accounting standards and pronouncements of the Urgent Issues Task Force ('UITF') and in accordance with applicable Statements of Recommended Practice, being those issued by the British Bankers' Association and the Finance and Leasing Association.

Accounting policies are reviewed regularly to ensure they are the most appropriate to the circumstances of the Group for the purposes of giving a true and fair view.

Changes in Accounting Policies

The Group's accounting policies remain unchanged from last year.

Basis of Consolidation

i. Consolidation

The consolidated accounts include the results of the Company and its subsidiary undertakings. The accounts of all principal subsidiary undertakings are made up to 31 December. The value of the long term assurance business attributable to shareholders and the assets and liabilities attributable to policyholders are presented separately on the consolidated balance sheet from those of other businesses in order to reflect the different nature of the shareholders' and policyholders' interests therein.

ii. Associated Undertakings (including Joint Ventures)

The Group's share in associated undertakings is stated in the consolidated balance sheet at the Group's share of their net tangible assets plus attributable goodwill. Joint ventures in which the Group has a long term interest and shares control under a contractual agreement with other parties are accounted for using the gross equity method. The attributable share of results of other associated undertakings, generally based on audited accounts, is included in consolidated profit using the equity method of accounting.

iii. Goodwill

The excess of the fair value of purchase consideration over the fair value of net assets at the date of acquisition of subsidiary undertakings, associated undertakings (including joint ventures) and other businesses arising on acquisitions after 31 December 1997 is capitalised. This goodwill is amortised by equal instalments over its estimated useful life, not exceeding 20 years.

Goodwill arising on acquisitions prior to 1 January 1998 was written off to reserves in the year in which it arose and has not been reinstated, as permitted by Financial Reporting Standard ('FRS') 10 "Goodwill and Intangible Assets". On the disposal of subsidiary undertakings and other businesses any related goodwill charged directly to reserves prior to 1 January 1998 is reinstated and included in the calculation of the profit or loss on disposal.

Goodwill carried in the consolidated balance sheet is subject to impairment review when events or changes in circumstances indicate that the carrying amount may not be recoverable and is written down by the amount of any impairment loss identified in the year. Impairment charges, if any, are included within goodwill amortisation.

Long term Assurance Business

The Group accounts for the income from its long term assurance business using the embedded value basis. The income represents the change in the surplus attributable to the Group, including minority interests, and the net present value of the in-force business. The value is a prudent estimate of the net present value of future cash flows attributable to the shareholders, based on the market value of the assets at the balance sheet date, using assumptions which reflect experience and a long term outlook for the economy and then discounting at an appropriate risk discount rate.

General Insurance Business

The Group both underwrites and acts as intermediary in the sale of general insurance products. For each general insurance policy underwritten, premiums (net of refunds) are credited to net operating income over the duration of the insurance policy. Premiums received relating to future accounting periods are deferred as accruals and deferred income and credited to net operating income when earned.

The cost of claims notified but not settled and claims incurred but not reported at the balance sheet date are estimated and provided for. Estimates are based upon an assessment of the likely costs taking account of all known facts. Where the outcome of outstanding cases is unclear, statistical techniques are used which take into account the cost of recent similar claim settlements. Claims equalisation provisions are calculated in accordance with relevant legislation and guidance.

Where the Group acts as intermediary, commission income net of provisions for expected future policy cancellations and claims handling is credited to fees and commissions at the commencement of each insurance policy.

Loans and Advances

Loans and advances are held at cost less provisions.

Specific provisions are made for advances that are recognised to be bad or doubtful. Specific provisions are assessed on a case by case basis or, where this is not practical, as part of a portfolio of similar advances using loan loss estimation models. A general provision, to cover advances that are latently bad or doubtful, but not yet identified as such, is also maintained based on loan loss estimation models. The models reflect the historical loan loss experience relevant to the particular market segment or product and include adjustments for economic and business climate factors and management experience.

Provisions made during the year are charged to the profit and loss account, net of recoveries. If the collection of interest is considered doubtful, it is suspended and excluded from interest income in the profit and loss account. Provisions and suspended interest are written off to the extent that there is no longer any realistic prospect of recovery.

Securitisation

Loans and advances to customers include advances that are subject to non-returnable finance arrangements following securitisation of portfolios of mortgages and other advances. The principal benefits of these advances were acquired by special purpose securitisation companies which fund their purchase primarily through the issue of floating rate notes. Where the relevant conditions set out in FRS 5, "Reporting the Substance of Transactions", are met, the proceeds of these note issues are shown as a deduction from the securitised assets on the face of the balance sheet.

Finance Leases, Instalment Credit and Operating Leases

Assets leased to customers which transfer substantially all the risks and rewards of ownership to the customer are classified as finance leases and, together with instalment credit agreements, are recorded within loans and advances to customers or loans and advances to banks. The net investment in finance leases and instalment credit agreements represents total minimum payments less gross earnings allocated to future periods. All other assets leased to customers are classified as operating leases. These assets are separately disclosed in the balance sheet and are recorded at cost less aggregate depreciation.

Income from finance leases and instalment credit agreements is credited to interest receivable using an actuarial method to give a constant periodic return on the net cash investment. Operating lease rentals are recognised in other operating income on a straight line basis with depreciation charged using an actuarial method to give a constant periodic return on the net cash investment.

Unguaranteed residual values in respect of both finance lease and operating lease assets are reviewed regularly and any impairments identified are charged to operating expenses.

Debt Securities

(i) Debt securities and other fixed interest securities held for trading are included at market value with gains or losses included in dealing profits. The difference between the cost and market value of securities held for trading is not disclosed as its determination is not practicable.

(ii) Debt securities and other fixed interest securities held for the longer term are included at cost less amounts written off and adjusted for the amortisation of premiums or discounts arising on purchase of investments redeemable at fixed dates. Such premiums or discounts are taken to interest receivable on a straight line basis over the period to redemption. The use of a straight line basis does not result in a material difference to the amount of amortisation taken to interest receivable compared to the amortisation had a level gross yield basis been used. Gains or losses on realisation are recorded in other operating income as they arise.

(iii) Debt securities sold subject to repurchase agreements are retained within the balance sheet where the Group retains substantially all of the risks and rewards of ownership. Funds received under these arrangements are included within deposits by banks or customer accounts. Conversely, debt securities acquired under commitments to resell are not recognised in the balance sheet as debt securities where substantially all the risks and rewards do not pass to the Group. In this case, the purchase price is included within loans and advances to banks or loans and advances to customers. The difference between sale and repurchase prices for such transactions is reflected in the profit and loss account over the lives of the transactions, within interest payable or interest receivable as appropriate.

Equity Shares

Equity shares held for investment are stated at cost less amounts written off. Income from listed equity shares is credited to other operating income on the ex-dividend date and from unlisted equity shares on an equivalent basis.

Investment Properties

Investment properties are accounted for in accordance with Statement of Standard Accounting Practice ("SSAP") 19, "Accounting for Investment Properties" and are revalued annually to open market value. Changes in market value are reflected in the revaluation reserve except when an impairment is deemed to be permanent, when the loss is charged directly against the current year's profit.

No depreciation is provided in respect of investment properties. This treatment is a departure from the requirements of the Companies Act 1985 which requires all properties to be depreciated. However, the Directors consider that these properties are not held for consumption but for investment and that to depreciate them would not give a true and fair view. The amount of depreciation which might otherwise have been charged cannot be separately identified or quantified as it is not practical to assess the estimated useful lives for investment properties.

Tangible Fixed Assets and Depreciation

Freehold land is not depreciated. Freehold and leasehold property, other than freehold investment properties, is stated at cost and depreciated over 50 years or the length of the lease term if shorter. Improvements to leasehold properties with unexpired lease terms of 50 years or less are stated at cost and are depreciated in equal instalments over the lesser of the remaining life of the lease or eight years. Premiums are amortised over the period of the lease.

The cost of equipment, including fixtures and fittings, vehicles and computer hardware, less estimated residual value, is written off in equal instalments over the expected lives of the assets, generally between three and 15 years. Software development costs which lead to the creation of a definable software asset, subject to a de minimis limit, are capitalised and depreciated over their expected lives, generally four years.

Provision is made for the diminution in value of any tangible fixed asset where impairment is identified. The resulting net book value of the asset is written off over its remaining expected economic life. Impairment charges are included within operating expenses.

Taxation

Deferred tax is recognised, without discounting, in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but not reversed by the balance sheet date (except as otherwise required by FRS 19), based on the corporation tax rate expected when the timing differences reverse.

Dated and Undated Loan Capital

Dated and undated loan capital is included at the nominal value adjusted for premiums, discounts and expenses, all of which are amortised evenly over the period to redemption or reset. This does not result in a material difference to the amount of amortisation had a level gross yield basis been used.

Interest Receivable and Payable

Interest receivable and payable is recognised in the profit and loss account on an accruals basis. If the collection of interest is considered doubtful, it is suspended and excluded from interest income in the profit and loss account.

Fees and Commissions

Arrangement fees and commissions receivable for the continuing servicing of loans and advances are recognised on the basis of work done. Those receivables in respect of bearing risk, including premiums received by the Group on high loan to value mortgages, are recognised on a straight line basis over the expected period of the advance or risk exposure. Other fees are recognised when receivable.

Fees and commissions payable to third parties are normally charged to the profit and loss account as incurred. For certain categories of business, fees are amortised over a period not exceeding four years.

Mortgage Incentives

All costs associated with mortgage incentive schemes are charged in full in the year in which the expense is incurred.

Retirement Benefits

The cost of providing retirement pensions and related benefits is charged against profits on a systematic basis over the employees' service lives in accordance with SSAP 24 "Accounting for pension costs".

Foreign Currencies

Assets, liabilities and profit and loss accounts are translated at the rates of exchange ruling on the balance sheet date or at the forward exchange rate, as appropriate. Exchange differences arising on the translation of foreign equity investments are taken to reserves and are offset by corresponding differences arising on the translation of related borrowing. All other exchange differences are included in dealing profits.

Collateral and Netting

The Group nets loans, deposits and derivative transactions where it enters into master agreements with counterparties to ensure that if an event of default occurs all amounts outstanding with these counterparties will be settled on a net basis. Where the master agreements are collateralised, the collateral will take the form of a transfer of title to the Group in relation to the counterparty's exposure.

Derivatives

Derivative financial instruments used for trading and non-trading purposes include interest rate swaps, cross currency swaps, futures, options, forward rate agreements and caps, floors and collars.

(i) Trading derivatives, which include customer driven and proprietary transactions and hedges thereof, are carried in the accounts at fair value with gains or losses included in dealing profits. The fair value is based on quoted market prices. Where representative market prices are not available, the fair value is determined from appropriate financial models using the actual or modelled cash flows. Fair value adjustments are made, where appropriate, to cover credit risk, liquidity risk and future administrative costs.

(ii) Non-trading derivatives, which are used primarily as a risk management tool for hedging interest rate and foreign exchange rate risk arising on on-balance sheet assets and liabilities, are accounted for on the same basis as the underlying items being hedged.

In order to qualify as a hedge, a derivative must effectively reduce any risk inherent in the hedged item from potential movements in interest rates, exchange rates and market values. Changes in the fair value of the derivative must be highly correlated with changes in the fair value of the underlying hedged item over the life of the hedge contract. Gains and losses on instruments used for hedging purposes are not recognised until the exposure that is being hedged is itself recognised. Where a hedge transaction is terminated early, any profit or loss is spread over the remainder of the original life of the hedge contract. In other circumstances, where the underlying item subject to the hedge is extinguished, the hedge transaction is measured at fair value and any profit or loss is recognised immediately.

Consolidated Profit and Loss Account
For the year ended 31 December 2004

	Notes		2004 £ million		2003 £ million
Interest receivable					
Interest receivable and similar income arising from debt securities			**760**		649
Other interest receivable and similar income			**20,875**		17,578
			21,635		18,227
Interest payable			**(15,695)**		(12,768)
Net interest income			**5,940**		5,459
Fees and commissions receivable			**2,710**		2,586
Fees and commissions payable			**(855)**		(847)
Dealing profits	1		**208**		172
General insurance premium income			**595**		360
Income from long term assurance business	27		**714**		525
Other operating income			**915**		691
Net operating income (all from continuing operations)	1		**10,227**		8,946
Administrative expenses	2, 3	**(3,499)**		(3,363)	
Depreciation and amortisation					
Tangible fixed assets	23	**(307)**		(283)	
Operating lease assets	24	**(408)**		(344)	
Goodwill amortisation	22	**(108)**		(97)	
		(823)		(724)	
Operating expenses			**(4,322)**		(4,087)
General insurance claims			**(215)**		(99)
Provisions for bad and doubtful debts	17		**(1,201)**		(1,025)
Amounts written off fixed asset investments	18, 19		**(21)**		(29)
Operating profit (all from continuing operations)			**4,468**		3,706
Before exceptional items		**4,646**		3,825	
Exceptional items	3	**(178)**		(119)	
Share of operating profits of joint ventures			**41**		31
Share of operating profits of other associated undertakings			**60**		29
Profit on disposal of fixed assets			**23**		
Profit on ordinary activities before taxation			**4,592**		3,766
Before exceptional items		**4,770**		3,885	
Exceptional items	3	**(178)**		(119)	
Tax on profit on ordinary activities	9		**(1,310)**		(1,091)
Profit on ordinary activities after taxation			**3,282**		2,675
Before exceptional items		**3,407**		2,759	
Exceptional items	3	**(125)**		(84)	
Minority interests (equity)			**(51)**		(67)
(non-equity)			**(174)**		(156)
Profit attributable to shareholders			**3,057**		2,452
Dividends	10				
Ordinary		**1,286**		1,183	
Preference		**37**		37	
			1,323		1,220
Retained profit of the year	11		**1,734**		1,232
Underlying earnings per share	12		**84.3p**		68.5p
Basic earnings per share	12		**78.1p**		63.6p
Diluted earnings per share	12		**77.6p**		63.2p

The Group's results are prepared on a historical cost basis, except where, as described in Accounting Policies on pages 82 to 84, special provisions of the Companies Act 1985 or industry standards apply. It is estimated that Group profit on ordinary activities before taxation and retained profit of the year calculated solely on a historical cost basis would not differ materially from those stated in the Consolidated Profit and Loss Account above. Accordingly, no note of historical cost profits has been presented.

The statement of accounting policies on pages 82 to 84 and the notes on pages 90 to 127 form part of these accounts.

Consolidated Balance Sheet
As at 31 December 2004

	Notes		2004 £ million		2003 £ million
Assets					
Cash and balances at central banks			**1,558**		1,381
Items in course of collection			**1,024**		854
Treasury bills and other eligible bills	13		**4,327**		8,064
Loans and advances to banks	14		**17,756**		15,948
Loans and advances to customers		**316,401**		283,528	
Less: non-returnable finance	15	**(28,890)**		(17,146)	
	15		**287,511**		266,382
Debt securities	18		**59,307**		51,490
Equity shares	19		**208**		216
Interests in joint ventures					
Share of gross assets		**5,144**		4,559	
Share of gross liabilities		**(4,890)**		(4,295)	
	20 (i)		**254**		264
Interests in other associated undertakings	20 (ii)		**170**		192
Intangible fixed assets	22		**1,570**		1,675
Tangible fixed assets	23		**1,684**		1,707
Operating lease assets	24		**3,148**		2,987
Other assets	26		**8,446**		7,602
Prepayments and accrued income			**1,929**		1,887
Long term assurance business attributable to shareholders	27		**4,426**		3,950
			393,318		364,599
Long term assurance assets attributable to policyholders	27		**49,563**		43,814
Total Assets			**442,881**		408,413
Liabilities					
Deposits by banks	28		**37,291**		40,757
Customer accounts	29		**195,494**		173,504
Debt securities in issue	30		**105,910**		99,858
Notes in circulation			**721**		814
Corporate taxation			**335**		366
Dividends payable	10		**882**		805
Other liabilities	31		**10,831**		11,760
Accruals and deferred income			**5,590**		4,970
Provisions for liabilities and charges					
Deferred taxation	32 (i)	**726**		662	
Other provisions	32 (ii)	**326**		205	
			1,052		867
Subordinated liabilities					
Dated loan capital	33	**8,232**		7,740	
Undated loan capital	33	**6,401**		5,142	
			14,633		12,882
			372,739		346,583
Capital and Reserves					
Called up share capital	34				
Ordinary shares		**981**		963	
Preference shares (non-equity)		**400**		400	
		1,381		1,363	
Share premium account	35	**1,441**		1,345	
Other reserves	35	**466**		462	
Profit and loss account	35	**14,335**		12,198	
Shareholders' funds (including non-equity interests)	36		**17,623**		15,368
Minority interests (equity)			**295**		257
Minority and other interests (non-equity)	37		**2,617**		2,354
			20,535		17,979
			393,274		364,562
Long term assurance liabilities attributable to policyholders			**49,607**		43,851
Total Liabilities			**442,881**		408,413

Consolidated Balance Sheet continued
As at 31 December 2004

	Notes	2004 £ million	2003 £ million
Memorandum Items	38		
Contingent liabilities			
Acceptances and endorsements		**75**	130
Guarantees and assets pledged as collateral security		**4,233**	3,484
		4,308	3,614
Commitments			
Other commitments		**79,062**	68,127

Approved by the Board on 1 March 2005 and signed on its behalf by:

Lord Stevenson	**A J Hobson**	**J R Crosby**	**M E Tucker**
Chairman	Chairman of Audit Committee	Chief Executive	Group Finance Director

The statement of accounting policies on pages 82 to 84 and the notes on pages 90 to 127 form part of these accounts.

Company Balance Sheet
As at 31 December 2004

	Notes		2004 £ million		2003 £ million
Fixed Assets					
Investments					
Interests in Group undertakings	21		**15,643**		14,383
Unlisted investments			**13**		13
			15,656		14,396
Current Assets					
Debtors					
Amounts owed by Group undertakings		**13,020**		9,667	
Dividends receivable		**973**		915	
Other debtors		**50**		42	
		14,043		10,624	
Current Liabilities					
Creditors: Amounts falling due within one year					
Amounts owed to Group undertakings		**10,926**		9,817	
Dividends payable	10	**882**		805	
Accruals		**58**		43	
Other liabilities	31	**437**		386	
		12,303		11,051	
Net Current Assets/(Liabilities)			**1,740**		(427)
Total Assets Less Current Liabilities			**17,396**		13,969
Creditors: Amounts falling due after more than one year					
Subordinated liabilities					
Dated loan capital	33	**3,570**		2,503	
Undated loan capital	33	**6,071**		4,520	
			9,641		7,023
Net Assets			**7,755**		6,946
Capital and Reserves					
Called up share capital	34				
Ordinary shares		**981**		963	
Preference shares (non-equity)		**400**		400	
			1,381		1,363
Other reserves	35				(15)
Share premium account	35		**1,441**		1,345
Profit and loss account	35		**4,933**		4,253
Shareholders' Funds	36		**7,755**		6,946

Approved by the Board on 1 March 2005 and signed on its behalf by:

Lord Stevenson
Chairman

A J Hobson
Chairman of Audit Committee

J R Crosby
Chief Executive

M E Tucker
Group Finance Director

The statement of accounting policies on pages 82 to 84 and the notes on pages 90 to 127 form part of these accounts.

Consolidated Statement of Total Recognised Gains and Losses
For the year ended 31 December 2004

	2004 £ million	2003 £ million
Profit attributable to shareholders	**3,057**	2,452
Revaluation of investment property	**5**	1
Exchange translation	**(9)**	17
Total recognised gains and losses in the year	**3,053**	2,470

Consolidated Cash Flow Statement
For the year ended 31 December 2004

	Notes	2004 £ million	2003 £ million
Net cash inflow from operating activities	46	**10,428**	7,928
Dividends received from joint ventures		**50**	57
Dividends received from other associated undertakings		**22**	3
Returns on investments and servicing of finance	47(i)	**(972)**	(782)
Taxation		**(1,019)**	(708)
Capital expenditure and financial investment	47(ii)	**(10,380)**	(6,302)
Acquisitions and disposals	47(iii)	**(27)**	(625)
Equity dividends paid		**(804)**	(801)
Net cash outflow before financing		**(2,702)**	(1,230)
Financing	47(iv)	**2,453**	4,350
(Decrease)/increase in cash	49	**(249)**	3,120

The statement of accounting policies on pages 82 to 84 and the notes on pages 90 to 127 form part of these accounts.

1. Net Operating Income

		2004 £ million		2003 £ million
Net operating income is after taking account of:				
Mortgage incentives		**(1,547)**		(1,326)
Interest payable on subordinated liabilities		**(763)**		(650)
Dealing profits				
Foreign exchange	**72**		61	
Interest related	**104**		102	
Securities trading	**32**	**208**	9	172
Amounts receivable under finance leases (including capital repayments)		**992**		793
Operating lease rental income		**618**		541
Profit on sale of investment securities		**108**		43
Dividend income from equity shares		**13**		8

Dealing profits arise from the Group's trading book. The types of instrument in which the Group trades are as set out in Note 39.

2. Administrative Expenses

	Notes	2004 £ million	2003 £ million
Administrative expenses (excluding exceptional items) includes:			
Staff costs	4	**1,875**	1,755
Property rentals		**149**	145
Hire of equipment		**40**	35

The Group operates Inland Revenue approved Savings-Related Share Option Schemes in respect of which it relies on the exemption under UITF Abstract 17. Accordingly no cost has been recognised on the grant of Savings-Related Share Options.

3. Exceptional Items

Included within administrative expenses, exceptional costs have been charged as follows:

	2004 £ million	2003 £ million
HBOS merger integration costs	**48**	119
Mortgage endowment compensation	**130**	
	178	119
Tax effect	**(53)**	(35)
	125	84

The HBOS merger integration costs relate to the costs of integrating and reorganising Bank of Scotland Group and Halifax Group following merger. Mortgage endowment compensation relates to the estimated costs of redress arising from the sale of mortgage endowments.

4. Staff

	2004 Number	2003 Number
The average number of persons employed by the Group during the year was:		
Full time	**52,939**	51,047
Part time	**16,304**	16,411
	69,243	67,458

	2004 £ million	2003 £ million
The aggregate remuneration payable to those employees comprises:		
Wages and salaries	**1,756**	1,653
Social security costs	**159**	152
Other pension costs (Note 8)	**175**	155
Other post-retirement benefits (Note 8)	**3**	3
	2,093	1,963
Less: long term assurance business staff costs	**(218)**	(208)
Staff costs charged to administrative expenses	**1,875**	1,755

Staff costs in respect of long term assurance business are not charged to administrative expenses but are taken into account in determining the income from long term assurance business.

5. Directors' Remuneration

	2004 £000	2003 £000
Total emoluments	**8,174**	6,454
Total potential pre-tax gains on share options exercised		7
Total value of shares vested under long term incentive schemes	**4,257**	3,619

Retirement benefits accrued to 6 Directors (2003 7 Directors) under pension schemes in the year to 31 December 2004.

A detailed analysis of Directors' emoluments, pension entitlements, share interests, share options and shares received under long term incentive schemes is given on pages 60 to 79 in the Report of the Board in relation to remuneration policy and practice.

6. Auditors' Remuneration

The aggregate remuneration of KPMG Audit Plc and its associates for audit and other services (excluding VAT) is analysed below.

	Within UK £ million	Outwith UK £ million	2004 Total £ million	Within UK £ million	Outwith UK £ million	2003 Total £ million
Group						
Audit services						
Statutory audit	**3.9**	**0.9**	**4.8**	3.7	0.6	4.3
Audit-related regulatory reporting	**2.3**	**0.2**	**2.5**	1.0	0.1	1.1
Total audit services	**6.2**	**1.1**	**7.3**	4.7	0.7	5.4
Further assurance services	**1.9**	**0.1**	**2.0**	2.0	0.1	2.1
Tax services						
Compliance services	**0.1**	**0.2**	**0.3**	0.1		0.1
Advisory services	**0.8**	**0.3**	**1.1**	0.5	0.3	0.8
Total tax services	**0.9**	**0.5**	**1.4**	0.6	0.3	0.9
Other services	**0.8**	**0.1**	**0.9**	0.7	0.4	1.1
Total non-audit services	**3.6**	**0.7**	**4.3**	3.3	0.8	4.1
Total	**9.8**	**1.8**	**11.6**	8.0	1.5	9.5

6. Auditors' Remuneration continued

In respect of the Company, statutory audit fees were £15,000 (2003 £15,000), and other fees were £1.3 million (2003 £0.2 million). All fees are within the UK.

Non-audit fees include £0.4 million which has been capitalised by the Group in the year ended 31 December 2004 (2003 £0.5 million).

Each year the Audit Committee reviews the policy covering the engagement of the external auditors to undertake non-audit work on behalf of the Group. For 2004 the Audit Committee established a limit such that the fees for non-audit services undertaken by KPMG Audit Plc and its associates should not exceed the fees for audit services.

7. Operating Leases

				Group
	2004 Property £ million	**2004 Other £ million**	2003 Property £ million	2003 Other £ million
There are commitments to make payments in the following year in respect of non-cancellable operating leases which expire:				
within 1 year	**6**	**2**	2	2
between 1 and 5 years	**31**	**14**	19	23
after 5 years	**108**		106	4
	145	**16**	127	29

8. Pension Costs

The Group operates several pension schemes. The principal defined benefit schemes are the Halifax Retirement Fund and the Bank of Scotland 1976 Pension Scheme (together, 'the Schemes'), which are funded schemes. These Schemes cover 90 per cent of the Group's pensionable employees in schemes providing defined benefits based on final pensionable salary. The assets of the Schemes are held in Trust Funds which are independent of the Group's own assets.

In determining the level of contributions required to be made to the Schemes and the relevant charges to the Group's profit and loss account, the Group has been independently advised by Watson Wyatt LLP, Actuaries and Consultants. The most recently published formal valuations of the Halifax Retirement Fund and the Bank of Scotland 1976 Pension Scheme were carried out as at 31 March 2003 and 31 December 2001, respectively. The financial assumptions are derived based upon the economic conditions prevailing at the date of valuation. The different assumptions between the two Schemes are as a consequence of their differing valuation dates. The main financial assumptions adopted for these calculations were as follows:

	Halifax Retirement Fund Rates per annum %	Bank of Scotland 1976 Pension Scheme Rates per annum %
Future price inflation	2.50	2.50
Return on new investments	6.75	6.60
Return on existing investments	7.10	6.00
Increases in earnings(1)	3.50(3)	3.50
Increases in pensions(2)	3.25(4)	2.50

Notes:
(1) In addition to the general assumed rate of salary increases, there is a separate assumed salary scale of increases due to promotions and increasing seniority.
(2) The pension increase is on the excess over the Guaranteed Minimum Pension.
(3) This assumption applies for the first five years and thereafter 4% p.a. is assumed.
(4) The pension increase assumption reflects the guaranteed minimum increase of 3% p.a. applying in the Halifax Retirement Fund.

The pension costs for accounting purposes have been calculated using the same assumptions as those adopted for the formal valuations with the exception that note (3) above does not apply.

8. Pension Costs continued

The following disclosures are based on these assumptions using the projected unit method of valuation:

	Halifax Retirement Fund	Bank of Scotland 1976 Pension Scheme
Effective date of valuation	31 March 2003	31 December 2001
Market value of assets	£1,339m	£1,409m
Asset cover level	85%	98%
Regular pension charge (as a percentage of pensionable salaries)	12.9%*	15.9%

* This charge reduced from 15.0% in April 2004 following a change to the scheme rules to remove a 3% p.a. minimum pension increase.

The asset cover levels disclosed in the above table represent the ratios of the respective Schemes' assets to the value of the benefits that had accrued to members and pensioners at the valuation dates after allowing for expected future increases in earnings and pensions.

The regular pension charges have been adjusted by spreading surplus assets or shortfalls in each of the Schemes over the average future working lifetimes of the memberships (15 years for the Halifax Retirement Fund and 16 years for the Bank of Scotland 1976 Pension Scheme) by fixed capital instalments plus interest on the reducing balances. These elements, together with interest on the opening balance sheet positions result in a charge of £85 million (2003 £74 million) in respect of the Halifax Retirement Fund and £58 million (2003 £56 million) in respect of the Bank of Scotland 1976 Pension Scheme. Included within the Bank of Scotland 1976 Pension Scheme charge is an exceptional charge of £2 million (2003 £1 million).

Contributions to the Schemes of £146 million were paid over the year. As contributions differed from the amount charged in the Profit and Loss Account a pension prepayment of £38 million (2003 £36 million) in respect of the Halifax Retirement Fund and a provision of £74 million (2003 £75 million) for future contributions in respect of the Bank of Scotland 1976 Pension Scheme are included in the Balance Sheet. This leads to an aggregate provision of £36 million (2003 £39 million). The Group currently contributes to the Halifax Retirement Fund at a rate of 13.6% of pensionable salaries, plus 0.3% of life assurance only members' pensionable salaries plus additional lump sum payments of £2.5 million per month and to the Bank of Scotland 1976 Pension Scheme at a rate of 16.6% of pensionable salaries.

The pension costs charged in the Profit and Loss Account include £34 million (2003 £26 million) relating to schemes other than the Schemes. These costs are net of an amount of £6 million (2003 £6 million) in respect of The Equitable Pension and Life Assurance Scheme ('The Equitable Pension Scheme') which The Equitable is obliged to reimburse to the Group.

Other Post-retirement Benefits

The Group also provides post-retirement health care benefits and concessionary rate mortgages for certain pensioners and dependent spouses. An independent actuarial review as at 31 December 2004 estimated the present value of the accumulated other post-retirement benefit obligations at £41 million for the Group (2003 £40 million). The main additional financial assumption used was that over the long term the rate of increase in health care costs would be 6.75% p.a., being 4.25% p.a. higher than the rate of inflation. The charge for the year ended 31 December 2004 for other post-retirement benefits was £3 million (2003 £3 million). Included in provisions for liabilities and charges is £38 million (2003 £37 million) which represents the accrued amount for other post-retirement benefits.

FRS 17

Under the transitional arrangements of FRS 17 the Group continues to account for retirement benefits in accordance with SSAP 24 as detailed above. The following additional disclosures under FRS 17 are required by way of narrative only.

The actuarial valuations used in assessing the FRS 17 disclosures are:

- the Halifax Retirement Fund valuation as at 31 March 2003
- the Bank of Scotland 1976 Pension Scheme valuation as at 31 December 2001

These are the principal schemes for the Group but additional FRS 17 disclosure has been provided for all other defined benefit schemes within the Group. These are detailed below under the heading "Other Schemes".

For the Schemes and Other Schemes, each actuarial valuation is updated by qualified actuaries, principally Watson Wyatt LLP, to take account of the requirements of FRS 17 and to assess the assets and liabilities of the schemes as at 31 December 2004. Scheme assets are stated at their market value at 31 December 2004.

8. Pension Costs continued

The liabilities of the Schemes and Other Schemes under FRS 17 were calculated using the Projected Unit method using the following financial assumptions:

	Rates per annum 31 December 2004 %	Rates per annum 31 December 2003 %	Rates per annum 31 December 2002 %
Future price inflation	**2.80**	2.80	2.40
Discount rate	**5.45**	5.60	5.80
Increases in earnings [1]	**3.80**	3.80	3.40
Increases in pensions [2]	**2.80**	2.80	2.40

Notes:
(1) In addition to the general assumed rate of salary increases, there is a separate assumed salary scale of increases due to promotions and increasing seniority.
(2) The pension increase is on the excess over the Guaranteed Minimum Pension. Pensions which are guaranteed to increase at a rate of 3.0% p.a. have been assumed to increase at 3.25% for the 2003 and 2004 calculations (3.0% for 2002).

The above rates apply to all Other Schemes with the exception of the schemes within Bank of Scotland (Ireland) Ltd, which are not significant.

The Schemes are closed to new entrants. Under the Projected Unit method, the current service cost will increase as members of the Schemes approach retirement.

The assets of the Schemes and the expected rates of return were:

	***Long term* Expected rate of return per annum at 31 Dec 2004**	**Value at 31 Dec 2004 £ million**	*Long term* Expected rate of return per annum at 31 Dec 2003	Value at 31 Dec 2003 £ million	*Long term* Expected rate of return per annum at 31 Dec 2002	Value at 31 Dec 2002 £ million
Equities	**8.20%**	**2,872**	8.50%	2,469	8.50%	2,157
Bonds	**5.00%**	**382**	5.20%	303	5.00%	269
Property	**6.60%**	**146**	6.80%	89	6.80%	82
Cash	**3.80%**	**29**	3.80%	231	3.80%	84
Total market value of assets		**3,429**		3,092		2,592
Present value of liabilities of the Schemes		**4,872**		4,325		3,546
Deficit in the Schemes		**(1,443)**		(1,233)		(954)
Deferred tax asset		**433**		370		286
Net pension liability		**(1,010)**		(863)		(668)

The assets of the Other Schemes and the expected rates of return were:

	***Long term* Expected rate of return per annum at 31 Dec 2004**	**Value at 31 Dec 2004 £ million**	*Long term* Expected rate of return per annum at 31 Dec 2003	Value at 31 Dec 2003 £ million	*Long term* Expected rate of return per annum at 31 Dec 2002	Value at 31 Dec 2002 £ million
Equities	**8.20%**	**506**	8.50%	436	8.50%	314
With-profits Investments	**5.45%**	**111**	5.60%	106	5.80%	79
Bonds	**5.00%**	**134**	5.20%	112	5.00%	124
Property	**6.60%**	**10**	6.80%	18	6.80%	19
Cash	**3.80%**	**11**	3.80%	12	3.80%	33
Total market value of assets		**772**		684		569
Present value of liabilities of the Other Schemes		**1,024**		947		751
Deficit in the Other Schemes		**(252)**		(263)		(182)
Deferred tax asset		**76**		79		55
Net pension liability		**(176)**		(184)		(127)

The above rates apply to all Other Schemes with the exception of the schemes within Bank of Scotland (Ireland) Ltd, which are not significant.

8. Pension Costs continued

The movement in the deficit in the Schemes and Other Schemes ("Group Schemes") during the year can be analysed as follows:

	Year ended 31 December 2004			Year ended 31 December 2003		
	The Schemes £ million	**Other Schemes £ million**	**Total £ million**	The Schemes £ million	Other Schemes £ million	Total £ million
Deficit in the Group Schemes at beginning of year	**(1,233)**	**(263)**	**(1,496)**	(954)	(182)	(1,136)
Contributions paid	**146**	**48**	**194**	138	49	187
Current service cost	**(171)**	**(22)**	**(193)**	(142)	(22)	(164)
Past service cost	**(8)**	**(9)**	**(17)**	(3)	(15)	(18)
Other finance income	**4**	**(2)**	**2**	6	(4)	2
Actuarial loss	**(181)**	**(4)**	**(185)**	(278)	(89)	(367)
Deficit in the Group Schemes at end of year	**(1,443)**	**(252)**	**(1,695)**	(1,233)	(263)	(1,496)

Components of defined benefit cost for the year

	Year ended 31 December 2004			Year ended 31 December 2003		
	The Schemes £ million	**Other Schemes £ million**	**Total £ million**	The Schemes £ million	Other Schemes £ million	Total £ million
Analysis of amount that would be charged to operating profit						
Current service cost	**171**	**22**	**193**	142	22	164
Past service cost	**8**	**9**	**17**	3	15	18
Total that would be charged to operating profit	**179**	**31**	**210**	145	37	182
Analysis of amount that would be credited to other finance income						
Interest on pension scheme liabilities	**239**	**52**	**291**	202	44	246
Expected return on assets in pension scheme	**(243)**	**(50)**	**(293)**	(208)	(40)	(248)
Net amount that would be credited to other finance income	**(4)**	**2**	**(2)**	(6)	4	(2)
Total potential profit and loss charge before deduction for tax	**175**	**33**	**208**	139	41	180
Analysis of amounts that would be recognised in Statement of Total Recognised Gains and Losses (STRGL)						
Gain on scheme assets	**(34)**	**(26)**	**(60)**	(236)	(48)	(284)
Experience (gain)/loss on scheme liabilities	**55**	**(12)**	**43**	(18)	24	6
Loss on change of assumptions (financial and demographic)	**160**	**42**	**202**	532	113	645
Total potential loss recognised in STRGL before tax	**181**	**4**	**185**	278	89	367

8. Pension Costs continued

History of experience gains and losses

	(Gain)/loss on scheme assets		Experience (gain)/loss on scheme liabilities		Total potential loss recognised in STRGL before tax	
	Amount £ million	% of scheme assets at end of year %	Amount £ million	% of scheme liabilities at end of year %	Amount £ million	% of scheme liabilities at end of year %
Year ended 31 December 2004						
The Schemes	**(34)**	**1**	**55**	**1**	**181**	**4**
Other Schemes	**(26)**	**3**	**(12)**	**1**	**4**	
Total	**(60)**	**1**	**43**	**1**	**185**	**3**
Year ended 31 December 2003						
The Schemes	(236)	8	(18)		278	6
Other Schemes	(48)	7	24	3	89	9
Total	(284)	8	6		367	7
Year ended 31 December 2002						
The Schemes	829	32	7		930	26
Other Schemes	163	29	(8)	1	173	23
Total	992	31	(1)		1,103	26

Included within Other Schemes is The Equitable Pension Scheme. At 31 December 2004, under FRS 17, a deficit of £37 million (2003 £55 million) and a profit and loss charge of £13 million (2003 £22 million) would arise. The Equitable is, however, obliged to reimburse the Group for certain excess costs of funding this scheme. The contributions to Other Schemes referred to above are those paid by the Group and do not take account of amounts to be reimbursed by The Equitable.

Other Post-retirement Benefits

An independent actuarial review as at 31 December 2004 estimated the present value of the accumulated other post-retirement benefit obligations under FRS 17 at £46 million (2003 £44 million) for the Group. There are no assets backing these obligations, and hence the notional balance sheet provision under FRS 17 is also £46 million (2003 £44 million). The notional charge in relation to these benefits amounted to £3 million (2003 £3 million). The main additional financial assumption used was that the long term rate of increase in health care costs would be 5.45% p.a., which is in line with the discount rate.

9. Taxation

	2004 £ million	2003 £ million
UK Corporation Tax at 30% (2003 30%)	**855**	737
Relief for overseas taxation	**(29)**	(21)
	826	716
Tax relating to change in value of long term assurance business (Note 27)	**178**	103
	1,004	819
Overseas taxation	**168**	120
Share of joint ventures' taxation	**15**	24
Share of other associated undertakings' taxation	**9**	6
Total current corporation tax	**1,196**	969
Deferred taxation (Note 32(i))	**114**	122
Tax on profit on ordinary activities	**1,310**	1,091

9. Taxation continued

The tax assessed for the year is lower than the standard rate of corporation tax in the UK (30%). The differences are explained below:

	2004 £ million	2003 £ million
Profit on ordinary activities before taxation	**4,592**	3,766
Profit on ordinary activities multiplied by the standard rate of corporation tax in the UK of 30% (2003 30%)	**1,378**	1,130
Effects of:		
Expenses not deductible for tax purposes	**64**	72
Capital allowances in excess of depreciation	**(113)**	(151)
Net effect of differing tax rates overseas	**(20)**	(47)
Book gains covered by capital losses/indexation	**(4)**	(1)
Deductible interest on innovative tier 1 capital	**(48)**	(43)
Differing tax rates for life assurance business	**(22)**	(40)
Amounts written off fixed asset investments	**14**	(1)
Other timing differences	**(1)**	62
Adjustments in respect of previous periods	**(59)**	(14)
Others	**7**	2
Current corporation tax charge for year	**1,196**	969

10. Dividends

		2004 £ million		2003 £ million
Ordinary dividend				
Interim dividend of 10.8p per ordinary share (2003 10.3p)	**422**		395	
Proposed final dividend of 22.15p per ordinary share (2003 20.6p)	**870**		793	
Adjustments	**(6)**		(5)	
		1,286		1,183
Preference dividends paid	**25**		25	
payable	**12**		12	
		37		37
		1,323		1,220

The adjustment in 2004 of £6 million (2003 £5 million) results from the waiver of dividends by the No.1 Employee Share Ownership Trust and the HBOS Qualifying Employee Share Ownership Trust which took place subsequent to the dividends being accrued but before the ex-dividend date.

11. Retained Profit

	2004 £ million	2003 £ million
The profit of the Group has been retained by:		
HBOS plc	**277**	124
Subsidiary undertakings	**1,452**	1,138
	1,729	1,262
Joint ventures and other associated undertakings	**5**	(30)
	1,734	1,232

By virtue of the exemption contained within Section 230 of the Companies Act 1985, the Profit and Loss Account of the Company is not presented. Of the profit attributable to shareholders, £1,598 million (2003 £1,344 million) has been dealt with in the accounts of the Company.

12. Earnings per Ordinary Share

Basic and diluted earnings per Ordinary Share are based upon Group profit attributable to Ordinary Shareholders of £3,020 million (2003 £2,415 million). The underlying earnings per Ordinary Share are based upon Group profit attributable to Ordinary Shareholders (before exceptional items and goodwill amortisation but after tax) of £3,260 million (2003 £2,602 million). For the basic and underlying earnings per Ordinary Share the weighted average number of 25p Ordinary Shares of 3,867 million (2003 3,800 million) is used and for the diluted earnings per Ordinary Share the weighted average number of actual and potential 25p Ordinary Shares of 3,890 million (2003 3,823 million) is used. Group profit attributable to Ordinary Shareholders equals profit attributable to shareholders of £3,057 million (2003 £2,452 million) less preference dividends of £37 million (2003 £37 million). The weighted average number of actual and potential Ordinary Shares in issue is detailed below:

	2004 Number million	2003 Number million
Actual weighted average number of shares in issue	**3,867**	3,800
Adjustment for weighted average number of shares on which options have been granted but not yet exercised	**23**	23
Potential weighted average number of shares in issue	**3,890**	3,823

The calculation of the underlying earnings per Ordinary Share, noted below, has been included to enable shareholders to assess the underlying trading performance.

	2004 pence	2003 pence
Basic earnings per share	**78.1**	63.6
Exceptional items	**3.2**	2.2
Goodwill amortisation	**3.0**	2.7
Underlying earnings per share	**84.3**	68.5

13. Treasury Bills and Other Eligible Bills

				Group
		2004		2003
	Book Value £ million	**Market Value £ million**	Book Value £ million	Market Value £ million
Investment securities				
Treasury bills and similar securities	**2,850**	**2,849**	6,226	6,224
Other eligible bills	**855**	**855**	387	390
	3,705	**3,704**	6,613	6,614
Other securities				
Treasury bills and similar securities	**499**	**499**	1,315	1,315
Other eligible bills	**123**	**123**	136	136
	622	**622**	1,451	1,451
	4,327	**4,326**	8,064	8,065

The movement on treasury bills and other eligible bills held for investment purposes was as follows:

	£ million
At 1 January 2004	**6,613**
Exchange translation	**8**
Additions	**11,115**
Disposals	**(14,110)**
Amortisation	**79**
At 31 December 2004	**3,705**
Aggregate unamortised discounts net of premiums at 31 December 2004	**18**

14. Loans and Advances to Banks

	Group	
	2004 £ million	2003 £ million
Repayable on demand or at short notice	**5,845**	6,271
Other loans and advances repayable		
in 3 months or less excluding on demand or at short notice	**10,334**	5,592
1 year or less but over 3 months	**1,511**	3,829
5 years or less but over 1 year	**59**	68
over 5 years	**7**	188
Loans and advances to banks	**17,756**	15,948

15. Loans and Advances to Customers

	Group	
	2004 £ million	2003 £ million
Repayable on demand or at short notice	**24,220**	21,494
Other loans and advances repayable		
in 3 months or less excluding on demand or at short notice	**37,118**	33,352
1 year or less but over 3 months	**15,366**	14,298
5 years or less but over 1 year	**51,299**	37,929
over 5 years	**162,140**	161,709
	290,143	268,782
Provisions for bad and doubtful debts (Note 17)	**(2,494)**	(2,252)
Interest in suspense	**(138)**	(148)
Loans and advances to customers	**287,511**	266,382

At 31 December 2004, there were loans and advances to customers of £7,738 million (2003 £6,652 million) outstanding from joint ventures and other associated undertakings.

Loans and advances to customers include finance lease receivables of £4,758 million (2003 £4,911 million). Assets acquired in the year for letting under finance leases amounted to £873 million (2003 £1,660 million).

The Group's lending exposure after the deduction of non-returnable finance and before the deduction of provisions for bad and doubtful debts and interest in suspense is analysed below.

	2004 £ million	2003 £ million
Agriculture, forestry and fishing	**1,327**	1,195
Energy	**1,347**	1,613
Manufacturing industry	**6,206**	6,058
Construction and property	**31,583**	28,198
Hotels, restaurants and wholesale and retail trade	**10,299**	8,962
Transport, storage and communication	**4,817**	4,263
Financial	**12,854**	8,257
Other services	**17,958**	15,698
Individuals		
Home mortgages	**170,098**	163,992
Other personal lending	**22,446**	19,235
Overseas residents	**11,208**	11,311
	290,143	268,782

15. Loans and Advances to Customers continued

Loans and advances to customers which have been securitised and which meet the criteria set out in FRS 5 "Reporting the Substance of Transactions", for a linked presentation format are shown below.

		At 31 December 2004		At 31 December 2003	
	Assets Securitised	Gross assets Securitised £ million	Non-Returnable Finance £ million	Gross assets Securitised £ million	Non-Returnable Finance £ million
SWAN Trust Mortgages	Mortgages	**79**	**79**	120	120
Mound Financing (No. 1) PLC	Mortgages	**617**	**616**	617	616
Mound Financing (No. 2) PLC	Mortgages	**525**	**524**	525	524
Melrose Financing No. 1 plc	Corporate Loans	**900**	**693**	1,500	1,445
Permanent Financing (No. 1) PLC	Mortgages	**2,934**	**2,930**	2,934	2,930
Permanent Financing (No. 2) PLC	Mortgages	**4,086**	**4,082**	4,762	4,758
Mound Financing (No. 3) PLC	Mortgages	**2,261**	**2,258**	2,261	2,258
Permanent Financing (No. 3) PLC	Mortgages	**3,796**	**3,791**	4,500	4,495
Permanent Financing (No. 4) PLC	Mortgages	**6,122**	**6,116**		
Permanent Financing (No. 5) PLC	Mortgages	**3,956**	**3,952**		
Permanent Financing (No. 6) PLC	Mortgages	**3,853**	**3,849**		
		29,129	**28,890**	17,219	17,146

These special purpose vehicles, all of which are ultimately beneficially owned by charitable trusts, have been funded primarily through the issue of floating rate notes. Neither the Company nor its subsidiary undertakings are required to support any losses that may be suffered by the noteholders in accordance with the terms of the notes nor is it intended to do so. The noteholders have agreed in writing that repayment of the non-recourse funding facilities will be made solely from the cashflows generated by the underlying loan portfolios. When all liabilities to the noteholders have been discharged any proceeds from assets in addition to the non-returnable amounts already received in the securitisation companies accrue to the Company or its subsidiary undertakings.

Neither the Company nor its subsidiary undertakings have the right or obligation to repurchase any securitised advance unless it has been in breach of warranty.

HBOS Group undertakings and third parties have entered into a number of interest rate swaps with the securitisation undertakings, the intention of which is to swap all or part of the interest flows from customers into variable rate interest flows to match the variable rate interest payable to the noteholders.

In March 2004 £6,122 million of mortgage loans were securitised through Permanent Financing (No. 4) PLC. In July 2004 £3,956 million of mortgage loans were securitised through Permanent Financing (No. 5) PLC. In November 2004, £3,853 million of mortgage loans were securitised through Permanent Financing (No. 6) PLC.

In aggregate the securitisation undertakings had net interest income of £39.7 million (2003 £27.4 million), operating expenses of £28.6 million (2003 £17.6 million), provisions for bad and doubtful debts of £11.1 million (2003 £9.8 million), resulting in a profit for the year of £nil (2003 £nil).

Loans and advances include advances of £14,885 million (2003 £6,415 million) which have been sold by a subsidiary of the Company to bankruptcy remote special purpose vehicles, funded by the issue of Covered Bonds on terms whereby the rewards and some of the risks of the portfolio have been retained by the subsidiary. Accordingly, these advances have been retained on the Group's balance sheet with the Covered Bonds being included within debt securities in issue (Note 30). Loans and advances also include certain portfolios of advances of £1,824 million (2003 £290 million) which have been securitised and which did not qualify for linked presentation (Note 30).

16. Non-performing Assets

Non-performing loans and advances amount to £5,866 million (2003 £4,951 million) including £1,225 million (2003 £1,107 million) of advances on which interest is being held in suspense. Net of provisions and interest in suspense, non-performing loans and advances amount to £3,234 million (2003 £2,551 million).

17. Provisions for Bad and Doubtful Debts

	Group		
	Specific £ million	General £ million	Total £ million
At 1 January 2004	1,460	792	2,252
New provisions less releases	1,200	43	1,243
Amounts written off	(1,044)		(1,044)
Acquisitions and transfers	50		50
Exchange movements	(5)	(2)	(7)
Cumulative provisions as at 31 December 2004	1,661	833	2,494
New provisions less releases	1,200	43	1,243
Recoveries of amounts previously written off	(42)		(42)
Net charge to profit and loss account	1,158	43	1,201

18. Debt Securities

	2004				2003			
	Issued by Public Bodies £ million	Issued by Others £ million	Total £ million	Market Value £ million	Issued by Public Bodies £ million	Issued by Others £ million	Total £ million	Market Value £ million
Group								
Investment securities								
Listed								
British Government Securities	351		351	351	562		562	561
Others	2,884	20,050	22,934	23,079	1,430	16,756	18,186	18,200
Unlisted								
Certificates of deposit issued by banks and building societies		5,470	5,470	5,470		3,040	3,040	3,040
Others		9,332	9,332	9,392	265	7,686	7,951	7,950
Total investment securities	3,235	34,852	38,087	38,292	2,257	27,482	29,739	29,751
Other securities								
Listed	392	6,876	7,268	7,268	540	2,749	3,289	3,289
Unlisted		13,952	13,952	13,952		18,462	18,462	18,462
	3,627	55,680	59,307	59,512	2,797	48,693	51,490	51,502
of which:								
maturing within 1 year			21,992				23,913	
maturing in 1 year and over			37,315				27,577	
			59,307				51,490	

The movement on debt securities held as investment securities is as follows:

	Group		
	Amortised Cost £ million	Aggregate amount written off £ million	Book Value £ million
At 1 January 2004	29,779	(40)	29,739
Exchange translation	(1,441)		(1,441)
Additions	28,377		28,377
Amortisation	7		7
Disposals	(18,588)		(18,588)
Amount written off		(7)	(7)
At 31 December 2004	38,134	(47)	38,087
Aggregate unamortised discount at 31 December 2004	(79)		(79)

18. Debt Securities continued

Debt securities include securities with a market value of £1,702 million (2003 £6,467 million) sold subject to agreement to repurchase.

Debt securities include securities pledged as collateral amounting to £10,666 million (2003 £11,030 million).

Debt securities include asset backed securities of £14,507 million (2003 £12,824 million) which are held in bankruptcy remote special purpose vehicles, funded by the issue of commercial paper on terms whereby some of the rewards and risks of the portfolio have been retained by the Group. The transaction does not qualify for linked presentation under FRS 5 and the asset backed securities have therefore been retained on the Group balance sheet with commercial paper being included within debt securities in issue Note 30 on page 108.

19. Equity Shares

	Listed			Unlisted			Group
Investment Securities	Cost £ million	Aggregate amount written off £ million	Book Value £ million	Cost £ million	Aggregate amount written off £ million	Book Value £ million	Total Book Value £ million
At 1 January 2004	50	(7)	43	213	(40)	173	216
Exchange translation				(2)		(2)	(2)
Additions	5		5	38		38	43
Disposals	(4)		(4)	(33)	2	(31)	(35)
Amounts written off		(5)	(5)		(9)	(9)	(14)
At 31 December 2004	51	(12)	39	216	(47)	169	208

The total fair value of investments as at 31 December 2004 for the Group was £326 million (2003 £393 million) including £53 million (2003 £105 million) in respect of the market value of listed equity shares.

20. Interests in Associated Undertakings

					Group
(i) Interests in Joint Ventures	Acquired Book Value £ million	Equity Adjustments £ million	Share of Net Tangible Assets £ million	Goodwill £ million	Book Value £ million
At 1 January 2004	303	(137)	166	98	264
Acquisitions and subscriptions of capital	29		29		29
Disposals	(11)	(4)	(15)		(15)
Share of retained losses		(17)	(17)		(17)
Goodwill amortisation				(7)	(7)
At 31 December 2004	321	(158)	163	91	254

All the interests in joint ventures are unlisted.

					Group
(ii) Interests in Other Associated Undertakings	Acquired Book Value £ million	Equity Adjustments £ million	Share of Net Tangible Assets £ million	Goodwill £ million	Book Value £ million
At 1 January 2004	144	48	192		192
Acquisitions and subscriptions of capital	5		5		5
Transfer to subsidiary undertaking	(10)	(32)	(42)		(42)
Disposals	(10)	(4)	(14)		(14)
Share of retained profits		29	29		29
At 31 December 2004	129	41	170		170

All the interests in other associated undertakings are unlisted.
The main joint ventures and other associated undertakings are listed in Note 52 on page 125.

21. Interests in Group Undertakings

(i) Shares in Group Undertakings	Banks £ million	Others £ million	Total £ million
At cost at 1 January 2004	5,754	6,126	11,880
Exchange translation		(19)	(19)
Subscriptions of capital	46	25	71
Redemptions of capital		(450)	(450)
At cost at 31 December 2004	5,800	5,682	11,482

(ii) Loans to Group Undertakings	Banks £ million	Others £ million	Total £ million
At cost at 1 January 2004	2,003	500	2,503
Advanced in the year	1,631	27	1,658
At cost at 31 December 2004	3,634	527	4,161
Total Interests in Group Undertakings			
At 31 December 2004	9,434	6,209	15,643
At 31 December 2003	7,757	6,626	14,383

The main subsidiary undertakings of HBOS plc are listed in Note 53 on page 126.

22. Intangible Fixed Assets

	Goodwill £ million
Cost	
At 1 January 2004	1,985
Exchange translation	(7)
Additions	10
At 31 December 2004	1,988
Amortisation and provisions for impairment	
At 1 January 2004	310
Amortisation charged in year	108
At 31 December 2004	418
Net Book Value	
At 31 December 2004	1,570
At 31 December 2003	1,675

Goodwill on acquisitions is capitalised and amortised by equal installments over its estimated useful life not exceeding 20 years.

23. Tangible Fixed Assets

			Group
	Cost or Valuation £ million	Depreciation £ million	Book Value £ million
Property			
At 1 January 2004	1,384	(486)	898
Exchange translation	(1)		(1)
Additions	58		58
Revaluation of investment properties	5		5
Disposals	(37)	18	(19)
Depreciation for year		(60)	(60)
At 31 December 2004	1,409	(528)	881

23. Tangible Fixed Assets continued

	Group		
	Cost or Valuation £ million	Depreciation £ million	Book Value £ million
Equipment			
At 1 January 2004	**1,813**	**(1,004)**	**809**
Exchange translation	**(5)**	**4**	**(1)**
Additions	**302**		**302**
Disposals	**(89)**	**29**	**(60)**
Depreciation for year		**(247)**	**(247)**
At 31 December 2004	**2,021**	**(1,218)**	**803**
Total tangible fixed assets at 31 December 2004	**3,430**	**(1,746)**	**1,684**
Total tangible fixed assets at 31 December 2003	3,197	(1,490)	1,707

Included within Group tangible fixed assets are assets in the course of construction amounting to £108 million (2003 £152 million) which are not depreciated until the assets are brought into use.

Property comprises:	2004 £ million	2003 £ million
Investment properties at valuation:		
Freehold	**48**	43
Other properties at cost less depreciation:		
Freehold	**669**	724
Long leasehold	**42**	42
Short leasehold	**122**	89
	881	898
Occupied for own activities	**715**	706

The investment properties were valued by C B Richard Ellis, Chartered Surveyors, as at 31 December 2004, on the basis of open market value in accordance with the Appraisal and Valuation Manual of The Royal Institution of Chartered Surveyors.

At 31 December 2004, the net book value of the investment properties under the historical cost basis was £42 million (2003 £42 million).

24. Operating Lease Assets

Assets leased to customers include the following amounts in respect of operating lease assets:

	Group		
	Cost £ million	Depreciation £ million	Book Value £ million
At 1 January 2004	**3,695**	**(708)**	**2,987**
Exchange translation	**(50)**	**4**	**(46)**
Additions	**1,236**		**1,236**
Disposals	**(884)**	**263**	**(621)**
Depreciation for year		**(408)**	**(408)**
At 31 December 2004	**3,997**	**(849)**	**3,148**

24. Operating Lease Assets continued

The Group's unguaranteed residual value exposure in respect of operating lease assets, assuming disposal at the end of the lease term, is as follows:

	Group	
	2004 £ million	2003 £ million
On operating lease assets where the unguaranteed residual value is expected to be recovered in:		
1 year or less	**585**	449
2 years or less but over 1 year	**203**	235
5 years or less but over 2 years	**202**	169
over 5 years	**662**	688
	1,652	1,541

25. Capital and Other Commitments

	Group	
	2004 £ million	2003 £ million
Commitments in respect of capital expenditure on fixed assets, authorised but not provided for in the accounts, for which contracts have been entered into	**24**	15
Commitments for which contracts have been placed in relation to operating lease assets	**3**	9
Included in other liabilities are net obligations under finance leases payable as follows:		
1 year or less	**28**	5
5 years or less but over 1 year	**2**	3

26. Other Assets

	Group	
	2004 £ million	2003 £ million
Positive market values of trading derivative contracts	**6,170**	5,596
Other assets	**2,276**	2,006
	8,446	7,602

27. Long term Assurance Business

The value of long term assurance business comprises the surplus attributable to the Group, including minority interests, together with the net present value of in-force business. This method is known as the embedded value approach.

The principal economic assumptions are reviewed annually and are as follows:

	2004 %	2003 %
Risk discount rate (net of tax)[1]	**8.0**	8.0
Return on equities (net of tax credits)	**7.5**	7.5
Return on Gilts (gross of tax)	**5.0**	5.0
Expense inflation	**3.0**	3.0

In-force business is defined as all live policies where the first premium has been paid. For traditional with profits business, the surplus attributable to the Group equates to one ninth of the bonuses declared in any year. The level of assumed future bonuses is calculated by projecting the portfolio of with profits business forward and applying reversionary and terminal bonus rates so as to exhaust the projected surplus of assets attributable to with profit policyholders. For all other business, the entire surplus is attributable to the Group.

[1] The discount rate contains an allowance for investment risk which is set at a level to ensure that the assumed effective investment return on corporate bonds and equities equates to that of the assumed return on gilts. Accordingly, the value attributed to long term assurance business excludes any amount that relates to expected future investment margins which is in line with the requirements of FRS 27 "Life Assurance".

27. Long term Assurance Business continued

The income from long term assurance business is calculated as follows:

	2004 £ million	2003 £ million
Closing value of Group's interest in long term assurance business including minority interests	**4,426**	3,950
Opening value of Group's interest in long term assurance business including minority interests	**(3,950)**	(3,544)
Increase in value of long term assurance business	**476**	406
Transfers from long term assurance business	**60**	16
Income after tax from long term assurance business	**536**	422
Tax relating to long term assurance business (Note 9)	**178**	103
Income before tax from long term assurance business	**714**	525

Income before tax from long term assurance business may be analysed as follows:

	2004 £ million	2003 £ million
Contribution from new business	**282**	162
Contribution from existing business	**279**	238
Investment earnings	**113**	99
Income before tax from long term assurance business based on long term assumptions	**674**	499
Changes to economic assumptions		72
Short term fluctuations in investment returns	**40**	(46)
Income before tax from long term assurance business	**714**	525

The long term assurance assets comprise:

	2004 £ million	2003 £ million
Investments attributable to policyholders		
Assets held to cover linked liabilities	**27,278**	21,958
Other investments		
Fixed interest securities	**8,456**	9,765
Stocks, shares and collective investments	**9,841**	7,998
Properties	**2,389**	2,385
Mortgages and loans	**9**	11
Deposits	**1,188**	1,548
Total investments attributable to policyholders	**49,161**	43,665
Net assets attributable to shareholders	**1,989**	1,686
Value of in-force policies	**2,438**	2,264
Other policyholder net current assets	**401**	149
Total long term assurance assets	**53,989**	47,764
Long term assurance business attributable to shareholders	**4,426**	3,950
Long term assurance assets attributable to policyholders	**49,563**	43,814
	53,989	47,764

Derivatives (options and futures) are used for efficient portfolio management of the long term assurance business and to match obligations to policyholders. These derivatives are included within investments above at market value.

In accordance with UITF 37 "Purchase and sales of own shares", long term assurance assets attributable to policyholders have been reduced by £44 million (2003 £37 million) in respect of a holding in HBOS plc shares within the policyholders' fund.

Insurance companies and insurance groups report their income from long term assurance business on the "Modified Statutory Solvency Basis" ('MSSB') in accordance with the Statement of Recommended Practice issued by the Association of British Insurers which is only applicable to the accounts of such companies and groups. Under this approach, the profit reported is the surplus or deficit calculated for statutory solvency purposes with prescribed adjustments to technical provisions and the deferral of certain costs of acquiring business.

27. Long term Assurance Business continued

The Group's income from long term assurance business under this alternative basis is set out below:

	2004 £ million	2003 £ million
Premiums	**8,777**	8,270
Investment income	**2,290**	655
Unrealised gains on investments	**1,826**	4,316
Other income	**94**	39
	12,987	13,280
Claims	**(6,107)**	(4,883)
Change in technical provisions	**(5,218)**	(6,831)
Expenses	**(959)**	(1,019)
Unrealised losses on investments	**(1)**	
Other charges	**(47)**	(47)
Tax attributable to long term business	**(109)**	(157)
Transfer to the fund for future appropriations	**(361)**	(137)
Balance on the technical account – long term business	**185**	206
Tax credit attributable to balance on the technical account – long term business	**27**	63
Unrealised gains/(losses) on investments	**2**	(50)
Income in shareholders' fund	**121**	35
Expenses in shareholders' fund	**(107)**	(41)
Surplus before tax from long term assurance business on a modified statutory solvency basis	**228**	213
Tax	**(32)**	(62)
Surplus after tax from long term assurance business on a modified statutory solvency basis	**196**	151

The balance sheet in respect of long term assurance business prepared on a modified statutory solvency basis can be summarised as follows:

	2004 £ million	2003 £ million
Assets		
Investments	**24,208**	23,650
Assets held to cover linked liabilities	**27,282**	21,958
Other assets	**2,876**	2,298
Total Assets	**54,366**	47,906
Liabilities		
Shareholders' funds	**2,985**	2,793
Fund for future appropriations	**498**	137
Linked liabilities	**27,282**	21,958
Other technical provisions	**21,731**	21,756
Other creditors	**1,870**	1,262
Total Liabilities	**54,366**	47,906
Long term assurance assets attributable to shareholders on a modified statutory solvency basis	**2,985**	2,793
Long term assurance assets attributable to policyholders on a modified statutory solvency basis	**51,381**	45,113
	54,366	47,906

The embedded value of the Group's interest in long term assurance business can be reconciled to the long term assurance assets attributable to shareholders on a modified statutory solvency basis as follows:

	2004 £ million	2003 £ million
Embedded value of long term assurance business	**4,426**	3,950
Value of in-force business	**(1,933)**	(1,839)
Other differences:		
Deferred acquisition costs	**451**	605
Adjustments to net asset values	**41**	77
Long term assurance assets attributable to shareholders on a modified statutory solvency basis	**2,985**	2,793

Profits calculated using MSSB use the same long term assumptions as required to assess the regulatory solvency but with certain prescribed accounting adjustments. Because of the conservative nature of the current solvency regulations new business is normally reported as a loss in the year of sale.

28. Deposits by Banks

	Group	
	2004 £ million	2003 £ million
Repayable on demand	**9,042**	5,084
Repayable		
3 months or less but not repayable on demand	**24,720**	30,250
1 year or less but over 3 months	**3,290**	5,331
5 years or less but over 1 year	**176**	21
over 5 years	**63**	71
	37,291	40,757
Amounts above include:		
Other associated undertakings	**135**	155

29. Customer Accounts

	Group	
	2004 £ million	2003 £ million
Repayable on demand	**156,226**	136,360
Repayable		
3 months or less but not repayable on demand	**27,009**	26,283
1 year or less but over 3 months	**8,257**	7,623
5 years or less but over 1 year	**2,940**	2,334
over 5 years	**1,062**	904
	195,494	173,504
Amounts above include:		
Joint ventures	**139**	57
Other associated undertakings	**41**	64

30. Debt Securities in Issue

	Group	
	2004 £ million	2003 £ million
Bonds and Medium Term Notes		
Repayable		
1 year or less, or on demand	**8,542**	8,717
2 years or less but over 1 year	**10,010**	9,627
5 years or less but over 2 years	**17,048**	11,567
over 5 years	**8,043**	5,928
	43,643	35,839
Other Debt Securities		
Repayable		
3 months or less	**50,318**	53,600
1 year or less but over 3 months	**10,156**	10,299
2 years or less but over 1 year	**881**	115
5 years or less but over 2 years	**251**	5
over 5 years	**661**	
	62,267	64,019
Total Debt Securities in Issue	**105,910**	99,858

Bonds and Medium Term Notes include £8,083 million (2003 £3,525 million) in respect of Covered Bonds secured on advances originated by the Group and £1,824 million (2003 £290 million) in respect of the funding arising from the securitisation of certain portfolios of advances which are not available for linked presentation. The portfolios of advances continue to be reported in Loans and Advances to Customers (Note 15). Bonds and Medium Term Notes also include £275 million (2003 £288 million) secured on advances to customers and certain other assets of the Group.

Other Debt Securities includes £15,092 million (2003 £12,895 million) in respect of commercial paper issued to fund the purchase of asset backed securities by special purpose vehicles (Note 18).

31. Other Liabilities

	Group		Company	
	2004 £ million	2003 £ million	**2004 £ million**	2003 £ million
Negative market values of trading derivative contracts	**6,558**	7,791		
Unclaimed shares	**267**	275	**267**	275
Other liabilities	**4,006**	3,694	**170**	111
	10,831	11,760	**437**	386

Unclaimed shares comprise the net sale proceeds of certain Halifax Group Limited (formerly Halifax Group plc) ordinary shares which, following the Halifax Group restructuring which took effect on 1 June 1999, represented Halifax plc ordinary shares. These shares were issued to meet claims for Halifax plc ordinary shares from qualifying members of Halifax Building Society and others following the transfer of business from Halifax Building Society to Halifax plc in 1997. This liability also includes the related unclaimed dividends up to the date of sale and the unclaimed capital payments arising from the Halifax Group restructuring in 1999. These amounts are being held on behalf of the persons who would have been entitled to claim the shares before they were sold. Amounts representing the sale proceeds together with the unclaimed capital payments can be claimed during a period of nine years from the date of sale (30 August 2001), after which time they will be forfeited. Amounts representing the related unclaimed dividends can be claimed during the period of twelve years from the date of the resolution for payment of each dividend, after which time they will be forfeited. Following an internal reorganisation on 1 July 2002, responsibility for these balances was assumed by HBOS plc.

32. Provisions for Liabilities and Charges

	Group
(i) Deferred Taxation	**2004 £ million**
At 1 January 2004	**662**
Charge in year (Note 9)	**114**
Other movements	**(50)**
At 31 December 2004	**726**

	2004 £ million	2003 £ million
Capital allowances:		
on assets leased to customers	**995**	846
on other assets	**27**	64
General provisions	**(253)**	(229)
Other timing differences	**(43)**	(19)
	726	662

					Group
(ii) Other Provisions	**Mortgage Endowment Compensation £ million**	**Pensions and Other Similar Obligations £ million**	**HBOS Integration Provision £ million**	**Other Provisions £ million**	**Total £ million**
At 1 January 2004		**145**	**7**	**53**	**205**
Transfer in	**42**				**42**
Charge for year	**130**	**66**	**48**	**7**	**251**
Utilised in year	**(63)**	**(61)**	**(44)**	**(4)**	**(172)**
At 31 December 2004	**109**	**150**	**11**	**56**	**326**

Of the provision for pensions and other similar obligations, £38 million relates to other post-retirement benefits (2003 £37 million).
Other provisions include property related costs on surplus leased space.

33. Subordinated Liabilities

	Group		Company	
	2004 £ million	2003 £ million	**2004 £ million**	2003 £ million
Dated Loan Capital				
US$300 million 8.80% Notes 2004		168		
£400 million 8.75% Subordinated Notes 2006	**400**	400		
US$150 million 8.85% Notes 2006	**78**	84		
£75 million 9.125% Subordinated Notes 2006	**75**	75		
£60 million 9.00% Instruments 2006	**60**	60		
€650 million 4.75% Subordinated Bonds 2009	**459**	459		
US$500 million Floating Rate Subordinated Step-up Callable Notes 2009		280		
€500 million 5.50% Instruments 2009	**353**	353		
£75 million Floating Rate Subordinated Notes 2009		75		
US$500 million Notes 2010	**258**	280		
£75 million Floating Rate Instruments 2010	**75**	75		
US$150 million Notes 2011	**78**	84		
€7 million Floating Rate Notes 2011	**5**	5		
€750 million Subordinated Fixed Rate Notes 2012	**529**	530		
US$450 million Subordinated Floating Rate Notes 2012	**232**	252		
£200 million Floating Rate Step-up Callable Subordinated Notes 2012	**200**	200		
€12.8 million 6.25% Instruments 2012	**9**	9		
A$75 million Callable Notes 2012	**30**	31		
€1,000 million Subordinated Callable Fixed/Floating Rate Instruments 2013	**705**	706		
€325 million 6.125% Notes 2013	**229**	229		
US$1,000 million 4.25% Subordinated Guaranteed Notes 2013	**517**	560	**517**	560
JPY60 billion 0.55% Subordinated Callable Notes 2013	**303**	284	**303**	284
US$500 million Subordinated Callable Notes 2014 [1]	**258**		**258**	
£250 million 11% Subordinated Bonds 2014	**250**	250		
€1,000 million 4.875% Subordinated Notes 2015	**705**	697	**705**	697
€500 million Callable Floating Rate Subordinated Notes 2016 [2]	**353**		**353**	
£150 million 10.5% Subordinated Bonds 2018	**150**	150		
£250 million 6.375% Instruments 2019	**250**	250		
€750 million Callable Fixed to Floating Rate Subordinated Notes 2019 [3]	**529**		**529**	
£500 million 9.375% Subordinated Bonds 2021	**500**	500		
€400 million 6.45% Fixed/Floating Subordinated Guaranteed Bonds 2023	**283**	282		
US$750 million 6.00% Subordinated Notes 2033	**388**	443	**388**	443
£245 million 7.881% Subordinated Extendable Maturity Notes 2048			**245**	245
€415 million Fixed to Floating Rate Subordinated Extendable Maturity Notes 2048			**293**	293
Unamortised Premiums, Discounts and Issue Costs	**(29)**	(31)	**(21)**	(19)
	8,232	7,740	**3,570**	2,503
Repayable:				
in 1 year or less		168		
in more than 1 year but not more than 2 years	**613**			
in more than 2 years but not more than 5 years	**812**	619		
in more than 5 years	**6,807**	6,953	**3,570**	2,503
	8,232	7,740	**3,570**	2,503

No repayment, for whatever reason, of dated loan capital prior to its stated maturity and no purchase by the relevant undertaking of its loan capital may be made without the consent of the Financial Services Authority. On a winding up of the relevant company, the claims of the holders of dated loan capital shall be subordinated in right of payment to the claims of all depositors and creditors of that company other than creditors whose claims are expressed to rank pari passu with or junior to the claims of the holders of the dated loan capital.

[1] On 6 February 2004 the Company issued US$500 million Subordinated Callable Notes 2014 at an issue price of 100.13% of the principal amount. The Notes pay interest quarterly at 3 month USD-LIBOR-BBA plus 0.275% until 9 February 2009 at which time the interest rate will become 3 month USD-LIBOR-BBA plus 0.775%. The Company has the option to redeem these Notes on 9 February 2009 and quarterly thereafter.

[2] On 20 May 2004 the Company issued €500 million Callable Floating Rate Subordinated Notes due September 2016 at an issue price of 100% of the principal amount. The Notes pay interest quarterly in arrear at a rate of 3 month EURIBOR-Telerate plus 0.30% p.a. until 1 September 2011 and thereafter at a rate of 3 month EUR-EURIBOR-Telerate plus 0.80% p.a. The Company has the option to redeem these Notes on 1 September 2011 and quarterly thereafter.

[3] On 29 October 2004 the Company issued €750 million Callable Fixed to Floating Rate Subordinated Notes 2019 at an issue price of 99.984% of the principal amount. The Notes pay interest at a rate of 4.375% p.a. annually in arrear until 30 October 2014 at which time the interest rate will become 3 month EURIBOR-Telerate plus 1.36% payable quarterly. The Company has the option to redeem these Notes on 30 October 2014 and annually thereafter.

33. Subordinated Liabilities continued

The £245 million 7.881% Subordinated Extendable Maturity Notes 2048 and the €415 million Fixed to Floating Rate Extendable Maturity Notes 2048 were issued to HBOS Sterling Finance (Jersey) L.P. and HBOS Euro Finance (Jersey) L.P. respectively as subordinated notes. HBOS Sterling Finance (Jersey) L.P. and HBOS Euro Finance (Jersey) L.P. have issued preferred securities of equivalent amount. These are included in minority and other interests (non-equity) in the Consolidated Balance Sheet (Note 37).

	Group		Company	
	2004 £ million	2003 £ million	**2004 £ million**	2003 £ million
Undated Loan Capital				
£500 million Cumulative Callable Fixed to Floating Rate Undated Subordinated Notes [1]	**500**		**500**	
US$750 million 6.071% Undated Subordinated Fixed to Floating Rate Instruments [2]			**388**	
€750 million 4.875% Undated Fixed to Floating Rate Subordinated Notes [3]	**529**		**529**	
€500 million Floating Rate Undated Subordinated Notes [4]	**353**		**353**	
US$1,000 million 5.375% Undated Fixed to Floating Rate Subordinated Notes	**517**	590	**517**	590
€750 million Undated Subordinated Fixed to Floating Notes	**529**	528	**529**	528
£600 million 5.75% Undated Subordinated Step-up Notes	**600**	600	**600**	600
US$1,000 million 6.85% Undated Subordinated Notes			**517**	641
£600 million Fixed to Floating Rate Undated Subordinated Notes			**600**	600
€500 million Fixed to Floating Rate Undated Subordinated Notes	**353**	353	**353**	353
£300 million Perpetual Regulatory tier One Securities	**300**	300		
£300 million 7.5% Undated Subordinated Step-up Notes	**300**	300	**300**	300
JPY 42.5 billion 3.50% Undated Subordinated Yen Step-up Notes	**214**	222	**214**	222
US$300 million Reset Notes	**155**	168		
£200 million Perpetual Notes	**200**	200		
£200 million 7.375% Undated Subordinated Guaranteed Bonds	**200**	200		
€300 million Floating Rate Undated Subordinated Step-up Notes	**212**	212	**212**	212
US$250 million Floating Rate Primary Capital Notes	**129**	140		
£150 million Instruments	**150**	150		
£150 million Instruments	**150**	150		
JPY 17 billion Instruments	**86**	90		
£100 million Instruments	**100**	100		
£100 million 12% Perpetual Subordinated Bonds	**100**	100		
£100 million 8.75% Perpetual Subordinated Bonds	**100**	100		
£75 million 13.625% Perpetual Subordinated Bonds	**75**	75		
JPY 9 billion Instruments	**45**	47		
£50 million 9.375% Perpetual Subordinated Bonds	**50**	50		
£500 million 5.75% Undated Subordinated Step-up Notes	**500**	500	**500**	500
Unamortised Premiums, Discounts and Issue Costs	**(46)**	(33)	**(41)**	(26)
	6,401	5,142	**6,071**	4,520

No exercise of any redemption option or purchase by the relevant company of any of its undated loan capital may be made without the consent of the Financial Services Authority. On a winding up of the Company or subsidiary undertaking, the claims of the holders of undated loan capital shall be subordinated in right of payment to the claims of all depositors and creditors of the Company or subsidiary undertaking other than creditors whose claims are expressed to rank pari passu with or junior to the claims of the holders of the undated loan capital. The undated loan capital is junior in point of subordination to the dated loan capital referred to above.

[1] On 15 November 2004 the Company issued £500 million Cumulative Callable Fixed to Floating Rate Undated Subordinated Notes at an issue price of 99.014% of the principal amount. The Notes pay interest at a fixed rate of 5.625% p.a. payable annually in arrear until 15 November 2019 and thereafter at a rate p.a. equal to the 5 year benchmark Gilt rate plus 1.90% payable annually in arrear. The Company has the right to redeem these Notes on 15 November 2019 and every 5 years thereafter.

[2] The US$750 million 6.071% Undated Subordinated Fixed to Floating Rate Instruments were issued by the Company to HBOS Capital Funding No.2 L.P. on 24 June 2004. HBOS Capital Funding No.2 L.P. then issued preferred securities of equivalent amount which are included in minority and other interests (non-equity) in the Consolidated Balance Sheet (Note 37).

[3] On 12 March 2004 the Company issued €750 million 4.875% Undated Fixed to Floating Rate Subordinated Notes at an issue price of 99.864% of the principal amount. The Notes pay interest at a rate of 4.875% p.a. annually in arrear until 13 March 2014 and thereafter at a rate of 3 month EURIBOR-Telerate plus 1.65%. The Company has the right to redeem these Notes on 13 March 2014 and quarterly thereafter.

[4] On 12 March 2004 the Company issued €500 million Floating Rate Undated Subordinated Notes at an issue price of 99.734% of the principal amount. The Notes pay interest at a rate of 3 month EURIBOR-Telerate plus 0.60% payable quarterly in arrear until 13 March 2014 and thereafter at a rate of 3 month EURIBOR-Telerate plus 1.60%. The Company has the right to redeem these Notes on 13 March 2014 and quarterly thereafter.

34. Share Capital

	Ordinary Shares 25p each £ million	9¼% Non-Cumulative Irredeemable Preference Shares £1 each £ million	9¾% Non-Cumulative Irredeemable Preference Shares £1 each £ million	Other Preference Shares		
				Sterling £ million	Euro € million	US Dollar $ million
Authorised						
At 1 January 2004	1,185	375	125	2,204	1,500	2,500
Authorised during the year						
At 31 December 2004	1,185	375	125	2,204	1,500	2,500
Allotted, called up and fully paid						
At 1 January 2004	963	300	100			
Issued under employee share schemes and in lieu of dividends	18					
At 31 December 2004	981	300	100			

Other Sterling preference shares comprise 200 million 6.125 per cent. Non-cumulative Redeemable Preference Shares of £1 each, 2,000 million Sterling Preference Shares of £1 each, 250,000 8.117 per cent. Non-cumulative Perpetual Preference Shares Class A of £10 each and 150,000 7.754 per cent. Non-cumulative Perpetual Preference Shares Class B of £10 each.

The Group operates a number of share option plans and savings-related share option plans for both executives and employees.

At 31 December 2004, options to acquire 87.7 million ordinary shares were outstanding under HBOS plc option plans and former Halifax option plans. These options are exercisable at a range of prices from £6.54 to £8.28 at various dates up to 15 March 2010. At 31 December 2004, options to acquire 3.8 million ordinary shares were outstanding under the former Bank of Scotland executive stock option schemes. These options are exercisable at a range of prices from £2.60 to £7.13 at various dates up to 16 October 2010.

At 31 December 2004, options to acquire 50.0 million ordinary shares were outstanding under savings-related share option plans. These options are exercisable at a range of prices from £4.28 to £5.98 at various dates up to 31 December 2012.

During the year, a total of 17.2 million shares were issued on the exercise of options for a consideration of £112 million.

35. Reserves

	Share Premium £ million	Other Reserves: Own Shares £ million	Other Reserves: Other £ million	Profit and Loss Account £ million
Group				
At 1 January 2004	1,345	(52)	514	12,198
Reserves capitalised	(15)			
Premium arising on the issue of new shares	111			
Dividends retained on account of share dividends				405
Revaluation of investment property			5	
Exchange translation			(9)	
Net movement in own shares		8		
Share scheme costs taken to reserves				(2)
Retained profit				1,734
At 31 December 2004	1,441	(44)	510	14,335
Company				
At 1 January 2004	1,345	(15)		4,253
Reserves capitalised	(15)			
Premium arising on the issue of new shares	111			
Dividends retained on account of share dividends				405
Net movement in own shares		15		
Share scheme costs taken to reserves				(2)
Retained profit				277
At 31 December 2004	1,441			4,933

Exchange gains of £37 million (2003 losses of £99 million) arising on foreign currency borrowings used to hedge investments in overseas operations have been taken to the Group's other reserves and are offset against exchange differences arising on the translation of the Group's investments in overseas operations.

The Share Dividend Plan, which was offered as an alternative to the cash dividend to shareholders, resulted in £235 million relating to the December 2003 final dividend and £170 million relating to the June 2004 interim dividend being retained by HBOS plc and added to reserves.

The cumulative amount of positive goodwill on acquisitions of subsidiary undertakings written off in the Group reserves is £574 million (2003 £574 million) and in respect of joint ventures and other associated undertakings £nil (2003 £nil).

The Group profit and loss account reserve at 31 December 2004 includes £1,569 million (2003 £1,155 million) not presently available for distribution. This represents the excess of retained profits on an embedded value basis over those available for distribution.

The Company profit and loss account reserve includes unrealised gains of £2,017 million (2003 £1,991 million) which is not available for distribution.

Own Shares with a book value of £nil (2003 £15 million) are held for the purpose of satisfying obligations arising from certain share based compensation schemes as follows:

(a) *No.1 Employee Share Ownership Trust*

The No.1 Employee Share Ownership Trust administers shares conditionally granted to Executive Directors and other executives under the HBOS plc Long term Executive Bonus Plan and to former Halifax Executive Directors and other former Halifax executives under the Halifax Group plc Long term Executive Bonus Scheme. The Trust also administers shares which have been conditionally granted to Executive Directors, other executives and employees under the HBOS plc Annual Bonus Plan and the former Halifax Group plc Annual Bonus Plan.

Interest free loans have been provided by HBOS plc to the Trust to allow shares to be purchased in the market to satisfy these share grants. The cost of the shares conditionally awarded is being charged to the profit and loss account on a straight line basis over the performance period.

At 31 December 2004, 4.9 million HBOS plc ordinary shares (2003 9.9 million) were held by the Trustee and included in the balance sheet of HBOS plc at a net book value of £nil (2003 £15 million). The shares had a total market value at that date of £42 million (2003 £72 million). Under the terms of the Trust, dividends on these shares require to be waived. At 31 December 2004 all these shares had been conditionally granted.

35. Reserves continued

(b) HBOS plc Qualifying Employee Share Ownership Trust (the "HBOS QUEST")

The HBOS QUEST operates in conjunction with the HBOS Sharesave Scheme and the former savings-related share schemes operated by Bank of Scotland and Halifax Group plc.

At 31 December 2004, the HBOS QUEST held 8.3 million HBOS plc ordinary shares (2003 10.2 million) with a market value of £70 million (2003 £73 million). These ordinary shares are included in the balance sheet at nil value (2003 nil). Under the terms of the Trust Deed, dividends on these shares require to be waived.

36. Reconciliation of Shareholders' Funds

	Group		Company	
	2004 £ million	2003 £ million	**2004 £ million**	2003 £ million
Profit attributable to shareholders	**3,057**	2,452	**1,600**	1,344
Dividends	**(1,323)**	(1,220)	**(1,323)**	(1,220)
Other recognised gains and losses	**(4)**	18		
Dividends retained on account of share dividends	**405**	331	**405**	331
Decrease/(increase) in own shares	**8**	(2)	**15**	2
Share scheme costs taken to reserves	**(2)**		**(2)**	
Ordinary capital subscribed	**114**	70	**114**	70
	2,255	1,649	**809**	527
Shareholders' Funds at 1 January	**15,368**	13,719	**6,946**	6,419
Shareholders' Funds at 31 December	**17,623**	15,368	**7,755**	6,946
of which:				
Attributable to non-equity interests	**400**	400	**400**	400
Attributable to equity interests	**17,223**	14,968	**7,355**	6,546
	17,623	15,368	**7,755**	6,946

37. Minority and Other Interests (Non-equity)

The principal minority and other interests (non-equity) are set out below.

	2004 £ million	2003 £ million
US$750 million preferred securities	**388**	
US$1,000 million preferred securities	**517**	641
£600 million preferred securities	**600**	600
£250 million preferred securities	**250**	250
£150 million preferred securities	**150**	150
£245 million preferred securities	**245**	245
€415 million preferred securities	**293**	293
£198 million non-cumulative preference shares	**198**	198
	2,641	2,377
Less: unamortised issue costs	**(24)**	(23)
	2,617	2,354

On 24 June 2004, US$750 million 6.071% Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities were issued through HBOS Capital Funding No. 2 L.P. These qualify as Tier 1 regulatory capital. These securities pay non-cumulative preferential cash distributions semi-annually in arrear. These are perpetual securities and are not subject to any mandatory redemption provisions. They are however redeemable at the option of the General Partner of the issuer on 30 June 2014, or quarterly thereafter.

38. Memorandum Items

The contract amounts noted below indicate the volume of business outstanding at the balance sheet date in respect of contingent liabilities and commitments undertaken for customers. They do not reflect the underlying credit and other risks, which are significantly lower.

	2004 Contract Amount £ million	2003 Contract Amount £ million
Group		
Contingent Liabilities		
Acceptances and endorsements	**75**	130
Guarantees and assets pledged as collateral security		
Guarantees and irrevocable letters of credit	**4,233**	3,484
	4,308	3,614
Commitments		
Other commitments		
Short term trade related transactions	**129**	146
Undrawn formal standby facilities, credit lines and other commitments to lend		
up to and including 1 year	**61,460**	53,646
over 1 year	**17,473**	14,335
	79,062	68,127
Company		
Contingent Liabilities		
Guarantees and assets pledged as collateral security		
Guarantees provided to subsidiary companies	**2,077**	1,733
	2,077	1,733

39. Derivatives

The Group uses interest rate swaps, forward foreign exchange contracts and other derivative instruments to hedge and reduce the interest rate and currency exposures that are inherent in any banking business. Trading transactions are either customer driven and generally matched or are carried out for proprietary trading purposes within limits approved by the Board.

The Group has entered into derivative contracts as noted below. The notional principal amounts and fair values of these derivatives (excluding internal trades) are analysed between non-trading and trading activity. Fair value is the amount at which instruments could be exchanged in an arm's-length transaction.

Derivatives used in respect of the long term assurance business are excluded from the tables below as permitted by FRS 13.

		2004				2003
	Notional Principal	**Year End Fair Value**		Notional Principal	Year End Fair Value	
	Amount £ million	**Asset £ million**	**Liability £ million**	Amount £ million	Asset £ million	Liability £ million
Group						
Non-Trading						
Exchange Rate Related Contracts						
Forward foreign exchange	**703**	**36**	**159**	203	12	3
Cross currency swaps	**72,309**	**1,123**	**3,278**	54,485	971	2,653
	73,012	**1,159**	**3,437**	54,688	983	2,656
Interest Rate Related Contracts						
Interest rate swaps	**39,557**	**715**	**276**	33,031	626	360
Options	**203**			236	1	
Forward rate agreements	**141**					
	39,901	**715**	**276**	33,267	627	360
Equity and Commodity Related Contracts						
Options and swaps	**21**			377	3	36
Total Non-Trading Derivatives	**112,934**	**1,874**	**3,713**	88,332	1,613	3,052

The Company held non-trading derivatives with a notional principal amount of £nil (2003 £7,372 million). The Company's non-trading derivatives with a positive fair value was an asset of £nil (2003 £212 million) and with a negative fair value was a liability of £nil (2003 £294 million).

		2004				2003
	Notional Principal	**Year End Fair Value**		Notional Principal	Year End Fair Value	
	Amount £ million	**Asset £ million**	**Liability £ million**	Amount £ million	Asset £ million	Liability £ million
Group						
Trading						
Exchange Rate Related Contracts						
Forward foreign exchange	**66,127**	**1,089**	**1,853**	64,936	1,348	3,376
Cross currency swaps	**1,495**	**41**	**133**	546	23	87
Options	**936**	**9**	**9**	558	15	16
	68,558	**1,139**	**1,995**	66,040	1,386	3,479
Interest Rate Related Contracts						
Interest rate swaps	**399,082**	**4,602**	**4,127**	329,583	3,377	3,219
Forward rate agreements	**76,773**	**18**	**18**	19,976	5	5
Options	**61,082**	**133**	**118**	67,299	176	235
Futures	**20,765**	**5**	**35**	100,421	18	28
	557,702	**4,758**	**4,298**	517,279	3,576	3,487
Equity and Commodity Related Contracts						
Options and swaps	**1,407**	**212**	**130**	814	88	78
Total Trading Derivatives	**627,667**	**6,109**	**6,423**	584,133	5,050	7,044
Total Group Derivatives	**740,601**	**7,983**	**10,136**	672,465	6,663	10,096

39. Derivatives continued

The residual maturity of 'over the counter' (OTC) and non-margined exchange traded contracts was as follows:

	2004		2003	
	Notional Principal Amount £ million	**Replacement Cost £ million**	*Notional* Principal Amount £ million	Replacement Cost £ million
Group				
Contracts maturing:				
in 1 year or less	**305,485**	**1,898**	221,680	1,947
in more than 1 year but not more than 5 years	**252,006**	**2,436**	232,594	2,282
in more than 5 years	**162,345**	**3,644**	117,770	2,416
	719,836	**7,978**	572,044	6,645

Credit Risk Analyses

Counterparties of the Group's derivative transactions are primarily financial institutions. An institutional and geographical analysis of replacement cost, based on the location of the office writing the business, is shown below:

	Group	
	2004 £ million	2003 £ million
Institutional		
Financial Institutions	**6,584**	5,561
Non-financial Institutions	**1,394**	1,084
	7,978	6,645
Geographical		
UK	**7,835**	6,348
Rest of World	**143**	297
	7,978	6,645

The Group's objectives and policies in managing the risks that arise in connection with the use of financial instruments are set out on pages 40 to 46 of the Financial Review and Risk Management report.

40. Fair Value of Financial Assets and Financial Liabilities

Fair values of financial assets and financial liabilities are based on market prices where available, or are estimated using other valuation techniques. Where they are short-term in nature or reprice frequently, fair value approximates to carrying value.

Derivatives held for trading purposes as disclosed in Note 39 on pages 116 to 117 are carried at fair values. Derivatives held for non-trading purposes are accounted for in the same way as the underlying transaction being hedged. Fair values are based on market prices where available, or are estimated using other valuation techniques.

The following table shows the carrying amount and the fair values of financial assets and liabilities analysed between trading and non-trading:

	2004				2003			
	Assets		Liabilities		Assets		Liabilities	
	Carrying Amount £ million	Fair Value £ million	Carrying Amount £ million	Fair Value £ million	Carrying Amount £ million	Fair Value £ million	Carrying Amount £ million	Fair Value £ million
Group								
Non-Trading								
Treasury bills and other eligible bills	3,705	3,704			6,613	6,614		
Debt securities	38,087	38,292			29,739	29,751		
Equity shares	208	326			216	393		
Debt securities in issue			105,181	106,303			98,690	99,301
Dated loan capital			8,232	8,936			7,740	7,055
Undated loan capital			6,401	7,007			5,142	5,653
Preference shares			400	628			400	558
Minority and other interests (non-equity)			2,617	2,990			2,354	2,628
Derivatives	486	1,874	415	3,713	338	1,613	520	3,052
Total Non-Trading	42,486	44,196	123,246	129,577	36,906	38,371	114,846	118,247
Trading								
Treasury bills and other eligible bills	622	622			1,451	1,451		
Loans and advances to banks	2,513	2,513			1,151	1,151		
Loans and advances to customers	1,776	1,776			289	289		
Debt securities	21,220	21,220			21,751	21,751		
Other assets	62	62			43	43		
Debt securities in issue			729	729			1,168	1,168
Deposits by banks			5,206	5,206			8,785	8,785
Customer accounts			9,481	9,481			5,479	5,479
Other liabilities			107	107			156	156
Derivatives	6,109	6,109	6,423	6,423	5,050	5,050	7,044	7,044
Total Trading	32,302	32,302	21,946	21,946	29,735	29,735	22,632	22,632

Fair values in respect of non-trading financial assets and liabilities are disclosed only where there is a liquid and active market.

Fair value information is not provided for items that do not meet the definition of a financial instrument or for certain other financial instruments, including sundry short term debtors and creditors. The fair value information presented does not therefore represent the fair value of the Group as a going concern at 31 December 2004.

41. Hedges

Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains and losses on instruments used for hedging, and the movements therein, are as follows:

			2004
	Gains £ million	**Losses £ million**	**Total Net Gains/(Losses) £ million**
Group			
Unrecognised gains and losses on hedges at 1 January 2004	**1,385**	**2,642**	**(1,257)**
Gains and losses arising in previous years that were recognised in the year ended 31 December 2004	**391**	**2,615**	**(2,224)**
Gains and losses arising before 1 January 2004 that were not recognised in the year ended 31 December 2004	**994**	**27**	**967**
Gains and losses arising in the year ended 31 December 2004 that were not recognised in that year	**529**	**3,406**	**(2,877)**
Unrecognised gains and losses on hedges at 31 December 2004	**1,523**	**3,433**	**(1,910)**
of which:			
Gains and losses expected to be recognised in the year ending 31 December 2005	**495**	**1,996**	**(1,501)**
Gains and losses expected to be recognised after 31 December 2005	**1,028**	**1,437**	**(409)**

			2003
	Gains £ million	Losses £ million	Total Net Gains/(Losses) £ million
Group			
Unrecognised gains and losses on hedges at 1 January 2003	1,281	1,211	70
Gains and losses arising in previous years that were recognised in the year ended 31 December 2003	312	1,118	(806)
Gains and losses arising before 1 January 2003 that were not recognised in the year ended 31 December 2003	969	93	876
Gains and losses arising in the year ended 31 December 2003 that were not recognised in that year	416	2,549	(2,133)
Unrecognised gains and losses on hedges at 31 December 2003	1,385	2,642	(1,257)
of which:			
Gains and losses expected to be recognised in the year ending 31 December 2004	495	1,274	(779)
Gains and losses expected to be recognised after 31 December 2004	890	1,368	(478)

42. Interest Rate Sensitivity Gap

The tables below summarise the repricing profiles of the Group's assets and liabilities.

As at 31 December 2004

	Not more than 3 months £ million	Over 3 months but not over 6 months £ million	Over 6 months but not over 1 year £ million	Over 1 year but not over 5 years £ million	Over 5 years £ million	Non-interest bearing £ million	Trading £ million	Total £ million
Assets								
Treasury bills and other eligible bills	2,871	834					622	4,327
Loans and advances to banks	13,715	995	159	153	76	145	2,513	17,756
Loans and advances to customers	215,578	11,145	12,726	39,162	6,584	540	1,776	287,511
Debt securities and equity shares	30,661	2,506	217	1,381	1,558	1,972	21,220	59,515
Other assets	274	2	3	10	26	23,832	62	24,209
	263,099	15,482	13,105	40,706	8,244	26,489	26,193	393,318
Liabilities								
Deposits by banks	28,894	2,017	1,164		10		5,206	37,291
Customer accounts	164,368	5,509	7,730	4,539	883	2,984	9,481	195,494
Debt securities in issue	80,196	4,686	4,906	7,461	7,932		729	105,910
Other liabilities		3	3	77	4	19,217	107	19,411
Subordinated liabilities	1,412	138		2,059	11,039	(15)		14,633
Minority interests and shareholders' funds					2,617	17,918		20,535
Own shares in policyholders' funds						44		44
Internal funding of trading business	(11,083)	(412)	125	365	335		10,670	
	263,787	11,941	13,928	14,501	22,820	40,148	26,193	393,318
On-balance sheet gap	(688)	3,541	(823)	26,205	(14,576)	(13,659)		
Non-trading derivatives	(1,548)	1,069	(114)	(15,499)	16,092			
Net interest rate repricing gap 2004	(2,236)	4,610	(937)	10,706	1,516	(13,659)		
Cumulative gap 2004	(2,236)	2,374	1,437	12,143	13,659			

42. Interest Rate Sensitivity Gap continued

As at 31 December 2003

	Not more than 3 months £ million	Over 3 months but not over 6 months £ million	Over 6 months but not over 1 year £ million	Over 1 year but not over 5 years £ million	Over 5 years £ million	Non-interest bearing £ million	Trading £ million	Total £ million
Assets								
Treasury bills and other eligible bills	6,165	314	1	127	6		1,451	8,064
Loans and advances to banks	10,398	811	2,380	36		1,172	1,151	15,948
Loans and advances to customers	202,099	8,442	12,070	38,034	5,330	118	289	266,382
Debt securities and equity shares	22,473	1,591	1,769	1,996	907	1,219	21,751	51,706
Other assets	1,047			70	447	20,892	43	22,499
	242,182	11,158	16,220	40,263	6,690	23,401	24,685	364,599
Liabilities								
Deposits by banks	30,729	7	620	70	308	238	8,785	40,757
Customer accounts	150,201	5,380	6,641	5,387	201	215	5,479	173,504
Debt securities in issue	77,452	11,551	1,331	4,075	4,281		1,168	99,858
Other liabilities	121	1	2	3	39	19,260	156	19,582
Subordinated liabilities	2,658	140	168	1,412	8,504			12,882
Minority interests and shareholders' funds					2,354	15,625		17,979
Own shares in policyholders' funds						37		37
Internal funding of trading business	(9,984)	491	31	223	142		9,097	
	251,177	17,570	8,793	11,170	15,829	35,375	24,685	364,599
On-balance sheet gap	(8,995)	(6,412)	7,427	29,093	(9,139)	(11,974)		
Non-trading derivatives	18,933	(3,676)	(1,205)	(23,559)	9,507			
Net interest rate repricing gap 2003	9,938	(10,088)	6,222	5,534	368	(11,974)		
Cumulative gap 2003	9,938	(150)	6,072	11,606	11,974			

43. Trading Value at Risk

The Group's Value at Risk ('VaR') methodology of estimating potential losses arising from the Group's exposure to market risk is explained on page 44 of the Financial Review and Risk Management report. The Group's trading market risk exposure for the year ended 31 December 2004 is analysed below.

Exposure

	As at 31 December	As at 31 December	**Average**		**Highest**		**Lowest**	
	2004 £ million	2003 £ million	**2004 £ million**	2003 £ million	**2004 £ million**	2003 £ million	**2004 £ million**	2003 £ million
Total Value at Risk	**5.1**	6.1	**5.6**	11.9	**9.4**	23.0	**3.6**	6.1

For all significant exposures VaR has been calculated on a daily basis.

44. Non-trading Currency Exposure

Structural currency exposures arise from the Group's investments in overseas subsidiaries, branches and other investments and are noted in the table below.

	2004			2003		
Functional currency of the operation	**Net investments in overseas operations £ million**	**Borrowing taken out to hedge the net investments £ million**	**Remaining structural currency exposure £ million**	Net investments in overseas operations £ million	Borrowing taken out to hedge the net investments £ million	Remaining structural currency exposure £ million
US Dollar	**90**	**49**	**41**	72	53	19
Euro	**824**	**812**	**12**	583	493	90
Australian Dollar	**1,119**	**1,099**	**20**	1,000	847	153
Other	**11**		**11**	7		7
Total	**2,044**	**1,960**	**84**	1,662	1,393	269

As at 31 December 2004 and 31 December 2003 there were no material net currency exposures in the non-trading book relating to transactional (or non-structural) positions that would give rise to net currency gains or losses. Additional information on the Group's foreign exchange risk is set out on page 43 of the Financial Review and Risk Management report.

45. Assets and Liabilities in Foreign Currencies

	Group	
	2004 £ million	2003 £ million
The aggregate amounts of assets and liabilities denominated in currencies other than sterling were:		
Assets	**84,656**	75,051
Liabilities	**115,954**	116,217

The above figures do not reflect the Group's exposure to foreign exchange, which is significantly lower as it is hedged by off-balance sheet instruments.

46. Reconciliation of Operating Profit to Net Cash Inflow from Operating Activities

	2004 £ million	2003 £ million
Group operating profit	**4,468**	3,706
Increase in prepayments and accrued income	**(42)**	(429)
Increase in accruals and deferred income	**640**	403
Provision for bad and doubtful debts	**1,201**	1,025
Depreciation and goodwill amortisation	**823**	724
Amortisation of discount on debt securities	**(7)**	(2)
Income from long term assurance business	**(714)**	(525)
Interest on subordinated liabilities	**763**	650
Profit on sale of investment securities	**(108)**	(43)
Gain on sale of fixed assets		(9)
Provisions for liabilities and charges	**251**	199
Provisions utilised	**(172)**	(228)
Provisions against debt securities and equity shares	**21**	29
Exchange differences	**1,155**	903
Other non-cash movements	**(50)**	(110)
Net cash inflow from trading activities	**8,229**	6,293
Net decrease in notes in circulation	**(93)**	(7)
Net (increase)/decrease in items in course of collection	**(170)**	239
Net decrease/(increase) in treasury and other eligible bills	**3,737**	(2,100)
Net increase in loans and advances to banks and customers	**(24,052)**	(34,051)
Net increase in deposits by banks and customer accounts	**18,388**	18,403
Net decrease/(increase) in other debt securities	**531**	(2,595)
Net increase in other assets	**(823)**	(142)
Net (decrease)/increase in other liabilities	**(942)**	2,801
Net increase in debt securities in issue	**5,623**	19,087
Net cash inflow from operating activities	**10,428**	7,928

47. Gross Cash Flows

	Notes	2004 £ million	2003 £ million
(i) Returns on investments and servicing of finance			
Interest paid on subordinated liabilities		**(741)**	(569)
Preference dividends paid		**(37)**	(37)
Dividends paid to minority shareholders in subsidiary undertakings		**(194)**	(176)
		(972)	(782)
(ii) Capital expenditure and financial investment			
Transfers from long term assurance business		**60**	16
Purchase of investment securities		**(28,420)**	(23,273)
Sale and maturity of investment securities		**18,731**	17,964
Purchase of property and equipment		**(360)**	(363)
Sale of property and equipment		**102**	65
Purchase of operating lease assets		**(1,114)**	(1,350)
Sale of operating lease assets		**621**	639
		(10,380)	(6,302)
(iii) Acquisitions and disposals			
Investment in subsidiary undertakings and business interests		**(22)**	(592)
Investment in associated undertakings, joint ventures and business interests		**(34)**	(97)
Disposal of associated undertakings, joint ventures and business interests		**29**	64
		(27)	(625)
(iv) Financing			
Issue of ordinary shares	50	**114**	70
Issue of subordinated liabilities	50	**2,466**	3,673
Minority interest acquired		**395**	628
Minority interest disposed		**(20)**	(23)
Repayments of subordinated liabilities	50	**(517)**	
Movement in own shares		**15**	2
		2,453	4,350

48. Acquisitions and Disposals

(a) Acquisitions
Acquisitions during the year were as follows:

(i) On 30 September 2004, the Group acquired 100% of Micrah Services Limited.
(ii) On 1 November 2004, the Group increased its shareholding in Drive Financial Services LP from 49.0% to 64.5%.
(iii) On 12 November 2004, the Group acquired 100% of Porterbrook Leasing Company (Euro) Limited.

The acquisition method of accounting has been applied to each of these acquisitions.

The following table summarises the combined effect of these acquisitions. The effect on the Group's profit and loss account from the respective dates of acquisition to 31 December 2004 is not material.

	Acquired book value £ million	Fair value adjustments £ million	Fair value to the Group £ million
Loans and advances to banks and customers	512		512
Interests in other associated undertakings	(42)		(42)
Operating lease assets	114	8	122
Other assets	23		23
Total Assets	607	8	615
Deposits by banks, Customer accounts and Debt securities in issue	565		565
Other liabilities	13		13
Minority interests	23		23
Total Liabilities	601		601
Net Assets	6	8	14
Goodwill			8
Consideration			22
Satisfied by:			
Cash			22

(b) Equitable Life Assurance Society ("The Equitable")
In accordance with the terms of the acquisition of the operating assets, sales-force and unit-linked and non-profit business of The Equitable in March 2001, contingent consideration of up to £250 million would have become payable dependent on the extent to which certain new business sales and profitability targets were achieved in 2003 and 2004 by the distribution channel acquired. These targets have not been achieved and accordingly no provision has been made.

49. Analysis of the Balances of Cash as shown in the Balance Sheet

	As at 1 January 2004 £ million	Cashflow £ million	As at 31 December 2004 £ million	As at 1 January 2003 £ million	Cashflow £ million	As at 31 December 2003 £ million
Cash and balances at central banks	1,381	177	1,558	1,373	8	1,381
Loans and advances to other banks repayable on demand	6,271	(426)	5,845	3,159	3,112	6,271
	7,652	(249)	7,403	4,532	3,120	7,652

The Group maintains balances with the Bank of England which, at 31 December 2004, amounted to £1,022 million (2003 £902 million).

50. Analysis of the Changes in Financing During the Year

	2004		2003	
	Share Capital (including Premium) £ million	**Loan Capital £ million**	Share Capital (including Premium) £ million	Loan Capital £ million
At 1 January	**2,708**	**12,882**	2,638	9,127
Effect of foreign exchange differences		**(198)**		82
Proceeds of capital issues (including premium) – ordinary shares	**114**		70	
Issue of subordinated liabilities		**2,466**		3,673
Repayments of subordinated liabilities		**(517)**		
At 31 December	**2,822**	**14,633**	2,708	12,882

51. Related Party Transactions

In the year ended 31 December 2004, the Group provided both administration and processing services to Sainsbury's Bank plc. The amounts in respect of administration and processing services payable to the Group during the year were £38 million (2003 £25 million), of which £24 million was outstanding at the year end (2003 £8 million).

Until the service contract was terminated on 20 August 2003, IBM United Kingdom (Systems Operations) Limited, a non consolidated subsidiary, provided systems operations services to the Group. The amounts in respect of these services payable by the Group during 2003 were £126 million, including an exceptional charge arising from termination of the service contract.

52. Main Associated Undertakings (including Joint Ventures)

	Nature of Business	Issued Share and Loan Capital		Group's Interest	Statutory Accounts Made up to	Principal Area of Operations
Incorporated in the UK						
Joint Ventures:						
Centrica Personal Finance Limited	Finance	ordinary	3,000,002	50.0%	December 2004	UK
RFS Limited	Finance	ordinary	6,000,006	50.0%	December 2004	UK
Lex Vehicle Leasing (Holdings) Ltd	Vehicle	ordinary	16,900,002	50.0%	December 2004	UK
and its subsidiaries	Leasing	preference	64,400,000	50.0%		
First Alternative Holdings Ltd	Insurance	ordinary	700,000	70.0%	December 2004	UK
and its subsidiaries		preference	75,000,000	100.0%		
esure Holdings Ltd	Insurance	ordinary	3,330,000	70.0%	December 2004	UK
and its subsidiaries		preference	175,170,000	100.0%		
Other Associated Undertaking:						
Sainsbury's Bank plc	Banking	ordinary	140,000,000	45.0%	March 2004*	UK
		loan	80,000,000	45.0%		

* The accounts of Sainsbury's Bank plc have been equity accounted in the Group's consolidated accounts on the basis of accounts prepared for the year to 31 December 2004.

All the above are held by subsidiary undertakings.

53. Main Subsidiary Undertakings

	Company's Interest in Ordinary Share Capital and Voting Rights	Principal Business	Incorporated
The Governor and Company of the Bank of Scotland and subsidiaries, including	100%†	Banking, financial and related services	UK
HBOS Treasury Services PLC	100%	Banking	UK
Bank of Scotland (Ireland) Ltd	100%	Banking	Ireland
CAPITAL BANK plc	100%*	Banking and personal finance	UK
HBOS Australia Pty Ltd and subsidiaries, including			
Bank of Western Australia Ltd	100%	Retail and commercial banking	Australia
Halifax plc	100%@	Banking	UK
Halifax Share Dealing Ltd	100%	Execution only stockbroking	UK
HBOS Insurance & Investment Group Ltd and subsidiaries, including	100%†	Investment holding	UK
Halifax General Insurance Services Ltd	100%	General insurance brokerage	UK
St Andrew's Insurance plc	100%	General insurance	UK
Clerical Medical Investment Group Ltd	100%	Life assurance	UK
Halifax Life Ltd	100%	Life assurance	UK
Halifax Investment Fund Managers Ltd	100%	OEIC management	UK
Insight Investment Management Ltd	100%	Investment management	UK
St. James's Place Capital plc	60%	Financial services	UK

† HBOS plc holds 100% of the issued preference share capital.
* Bank of Scotland holds 100% of the issued preference share capital.
@ HBOS plc holds 75% of the issued preference share capital.

54. Transactions with Directors, Officers and Connected Persons

The aggregate amounts outstanding at 31 December 2004 in respect of loans and credit cards which were made available by the Group for persons who are, or were during the year, Directors and officers of HBOS plc and their connected persons were:

	Number	**Aggregate amount outstanding £000**
Loans	**9**	**5,695**
Credit card accounts	**15**	**70**

55. Segmental Analysis

Business Sector

Following an internal reorganisation, from 1 January 2004, the Group reported throughout the year through five divisions (Retail, Corporate, Treasury, Insurance & Investment and International), plus Group Items. 2003 figures have been restated to reflect the new structure.

		2004			2003	
	Profit before Tax and Exceptional Items £ million	**Exceptional Items £ million**	**Profit before Tax £ million**	Profit before Tax and Exceptional Items £ million	Exceptional Items £ million	Profit before Tax £ million
Retail	**2,059**	**(154)**	**1,905**	1,687	(20)	1,667
Corporate	**1,376**	**(12)**	**1,364**	1,101	(6)	1,095
Treasury	**262**		**262**	242	(1)	241
Insurance & Investment	**1,067**		**1,067**	887		887
International	**312**	**(5)**	**307**	257		257
Group Items	**(306)**	**(7)**	**(313)**	(289)	(92)	(381)
	4,770	**(178)**	**4,592**	3,885	(119)	3,766

55. Segmental Analysis continued

	Net Assets		Total Assets	
	2004 £ million	2003 £ million	**2004 £ million**	2003 £ million
Retail	**5,379**	4,599	**185,656**	179,702
Corporate	**4,666**	3,860	**87,847**	77,598
Treasury	**842**	907	**84,622**	73,514
Insurance & Investment	**4,943**	4,445	**57,696**	53,094
International	**1,793**	1,557	**27,060**	24,505
	17,623	15,368	**442,881**	408,413

Geographical

The table below analyses the Group results and assets by the geographical area in which the business is generated. The geographical analysis is prepared in accordance with the location of the relevant company or branch.

	2004			2003		
	UK £ million	**Rest of World £ million**	**Group Total £ million**	UK £ million	Rest of World £ million	Group Total £ million
Interest receivable	**19,658**	**1,977**	**21,635**	16,528	1,699	18,227
Fees and commissions receivable	**2,465**	**245**	**2,710**	2,358	228	2,586
Dealing profits	**197**	**11**	**208**	161	11	172
Income from long term assurance business	**578**	**136**	**714**	386	139	525
Other operating income	**1,332**	**178**	**1,510**	776	275	1,051
Gross income	**24,230**	**2,547**	**26,777**	20,209	2,352	22,561
Operating profit before exceptional items	**3,930**	**716**	**4,646**	3,187	638	3,825
Share of operating profits of joint ventures	**44**	**(3)**	**41**	35	(4)	31
Share of operating profits of other associated undertakings	**46**	**14**	**60**	17	12	29
Profit on disposal of fixed assets	**23**		**23**			
Exceptional items	**(173)**	**(5)**	**(178)**	(119)		(119)
Group profit before taxation	**3,870**	**722**	**4,592**	3,120	646	3,766
Total assets	**398,347**	**44,110**	**442,457**	371,506	36,451	407,957
Joint ventures			**254**			264
Other associated undertakings			**170**			192
Group total assets			**442,881**			408,413
Net assets (excluding minority interests)	**15,891**	**1,732**	**17,623**	13,858	1,510	15,368

Shareholder Information

Financial Calendar 2005

2 Mar 2005	Final Results Announcement 2004
16 Mar 2005	Ordinary Shares ex-dividend date
18 Mar 2005	Ordinary Shares record date
14 Apr 2005	Return date for receipt of Mandate Forms for the Dividend Reinvestment Plan for the final dividend 2004 and future dividends
27 Apr 2005	Annual General Meeting
4 May 2005	Preference Shares ex-dividend date
6 May 2005	Preference Shares record date
13 May 2005	Final Ordinary dividend 2004 payment date
31 May 2005	Preference Shares dividend payment date
6 June 2005	Last date by which CREST entitlement statements and New Ordinary share certificates will be posted and shareholder accounts credited
3 Aug 2005	Interim Results Announcement 2005
10 Aug 2005	Ordinary Shares ex-dividend date
12 Aug 2005	Ordinary Shares record date
7 Oct 2005	Interim Ordinary dividend 2005 payment date
2 Nov 2005	Preference Shares ex-dividend date
4 Nov 2005	Preference Shares record date
30 Nov 2005	Preference Shares dividend payment date

Dividend Reinvestment Plan

A Dividend Reinvestment Plan ('the Plan') will be introduced with effect from the 2004 Final Dividend payment. Shareholders will be sent full details of the Plan, including a mandate to elect to join the Plan, in the Annual General Meeting mailing in March 2005.

Shareholders who wish to participate in the Plan in respect of the final dividend (and for future dividends) are required to complete and return a Mandate Form to our Plan Administrator – Computershare Investor Services PLC, PO Box 1910, The Pavilions, Bridgwater Road, Bristol BS99 7DZ. A Mandate Form and a copy of the rules of the HBOS plc Dividend Reinvestment Plan can be obtained from our Plan Administrator by telephoning 0870 702 0102.

Investor Phone

As an HBOS shareholder, you can access a range of automated information on your shareholding, such as your share balance, dividend payments, and the HBOS share price, by calling 0870 702 0102. This service is available 24 hours a day, 7 days a week. The current HBOS share price is also available on our website www.HBOSplc.com

Halifax Share Dealing Limited (HSDL)

To buy or sell HBOS plc shares call HSDL on 08705 711 117. If you would like to find out more information about the services offered by HSDL please call 08457 22 55 25 or visit our website at www.halifax.co.uk/sharedealing. HSDL is authorised and regulated by the Financial Services Authority, is a member of the London Stock Exchange and is an Inland Revenue approved PEP and ISA Manager.

Internet

Visit our home page at www.HBOSplc.com

Registered Office

HBOS plc, The Mound, Edinburgh EH1 1YZ

Registered Number

SC218813

Share Register Analysis at 31 December 2004

Size of shareholding	Number of shareholders	%	Number of ordinary shares	%
1 – 200	954,340	38.83	164,149,260	4.18
201 – 1,000	1,370,585	55.76	531,015,636	13.53
1,001 – 5,000	124,296	5.06	169,815,356	4.32
5,001 – 10,000	4,001	0.16	28,588,451	0.73
10,001 – 50,000	3,027	0.12	59,558,640	1.52
50,001 – 100,000	439	0.02	30,731,647	0.78
over 100,000	1,279	0.05	2,941,800,376	74.94
Total	2,457,967	100	3,925,659,366	100

Useful Contacts

For general enquiries about your shares, call our Registrars on 0870 702 0102 or write to Computershare Investor Services PLC, PO Box 1909, The Pavilions, Bridgwater Road, Bristol BS99 7DS.

For Investor Relations enquiries please contact the Investor Relations team by email – investorrelations@HBOSplc.com

HBOS plc

Registered Office:
HBOS plc
The Mound
Edinburgh
EH1 1YZ

www.HBOSplc.com

82-34868

Fisher&Paykel appliances

FISHER & PAYKEL APPLIANCES HOLDINGS LIMITED

ARIS
3-31-05

YEAR END INFORMATION

12 months to 31 March 2005

CONTENTS

Summary of NZX Appendix1

NZX Appendix 1 (Preliminary full year report announcement)

NZX Appendix 7 (Dividend)

Results Commentary

Consolidated Financial Statements

Additional Information

- ASX Appendix 4E (Year End report)

Attachment 1

SUMMARY OF
PRELIMINARY FULL YEAR REPORT ANNOUNCEMENT
FOR DUAL NZSX/ASX LISTED ISSUERS

Name of Listed Issuer: FISHER & PAYKEL APPLIANCES HOLDINGS LIMITED

For Year Ended: 31 MARCH 2005

This report has been prepared in a manner which complies with generally accepted accounting practice and gives a true and fair view of the matters to which the report relates and is based on audited accounts.

Consolidated Operating Statement			
	Current Year NZ$'000	* Up/Down %	Previous Corresponding Year NZ$'000
Total operating revenue	1,038,733	10.7%	938,660
Operating Surplus (Deficit) before unusual items and tax	101,024	-17.5%	122,523
Unusual items for separate disclosure	-		-
Operating *Surplus (Deficit) before tax	101,024	-17.5%	122,523
Less tax on operating profit	32,463	-12.8%	37,217
Operating *Surplus (Deficit) after tax but before minority interests	68,561	-19.6%	85,306
Less minority interests	-		-
Equity earnings	-		-
Operating *Surplus (Deficit) after tax attributable to members of Listed Issuer	68,561	-19.6%	85,306
Extraordinary items after tax attributable to Members of the Listed Issuer	-		-
Operating Surplus (Deficit) and extraordinary items after tax attributable to Members of the Listed Issuer	68,561	-19.6%	85,306

Earnings per share	26cps	-21.2%	33cps

Final Dividend	9cps	-21.7%	11.5cps
Record Date	3 June 05		
Date Payable	13 June 05		
Imputation tax credit on latest dividend	49.25373%		

Short details of any bonus or rights issue or other item(s) of importance not previously released to the market:

Nil

APPENDIX I (Rule 10.4)

PRELIMINARY FULL YEAR REPORT ANNOUNCEMENT

FISHER & PAYKEL APPLIANCES HOLDINGS LIMITED
(Name of Listed Issuer)

For *Full Year Ended 31/03/05 (Date) 19/5/05
(referred to in this Report as the 'Current Full Year')

Preliminary full year report on consolidated results (including the results for the previous corresponding full year) in accordance with Listing Rule 10.4.2.

This report has been prepared in a manner which complies with generally accepted accounting practice and audite gives a true and fair view of the matters to which the report relates [see Note (X) attached and is based on auditor is to be attached.

The Listed Issuer has a formally constituted Audit Committee of the Board of Directors.

		CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE		
1	**CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE**	Current *Full Year NZ$'000	*Up/Down %	Previous Corresponding *Full Year NZ$'000
1.1	**OPERATING REVENUE**			
(a)	Trading Revenue	1,038,358	11.9%	927,867
(b)	Other Revenue	375	-96.5%	10,793
(c)	Total Operating Revenue	1,038,733	10.7%	938,660
1.2	**OPERATING *SURPLUS (DEFICIT) BEFORE TAXATION**	101,024	-17.5%	122,523
(a)	Less tax on Operating result	32,463	-12.8%	37,217
1.3	**OPERATING *SURPLUS AFTER TAX**	68,561	-19.6%	85,306
(a)	Extraordinary Items after Tax [detail in Item 3]	-		-
(b)	Unrealised net change in value of investment properties	-		-
1.4	**NET * SURPLUS (DEFICIT) FOR THE PERIOD**	68,561	-19.6%	85,306
(a)	Net Surplus (Deficit) attibutable to members	-		-
1.5	**NET * SURPLUS (DEFICIT) ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUER**	68,561	-19.6%	85,306

		CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE	
2	**DETAILS OF SPECIFIC RECEIPTS/OUTLAYS, REVENUES/EXPENSES FOR FULL YEAR**	Current *Full Year NZ$'000	Previous Corresponding *Full Year NZ$'000
2.1	**INCLUDED IN CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE**		
(a)	Interest revenue included in Item 1.1(b)	375	609
(b)	# Unusual items for separate disclosure (detail - item 3)	-	-
(c)	Equity earnings [detail - item 16]	-	-
(d)	Interest expense included in Item 1.2 (included all forms of interest, etc)	40,049	27,776
(e)	*Leasing and Renting expenses*	11,391	9,658
(f)	Depreciation	30,665	28,044
(g)	Diminution in the value of assets (other than depreciation)	-	-
(h)	Amortisation of Goodwill	2,182	662
(i)	Amortisation of other intangible assets	5,934	2,680
(j)	Impairment of goodwill	-	-
(k)	Impairment of other intangible assets	-	-
2.2	**SUPPLEMENTARY ITEMS**		
(a)	# Interest costs excluded from item 2.1(d) and capitalised	-	-
(b)	# Outlays (other than those arising from the acquisition of an existing business) capitalised in intangibles	-	-
(c)	Unrecognised differences between the carrying value and market value of publicly traded investments	-	-

Items marked in this way need ne shown only where their inclusion as revenue or exclusion from expenses has had a material effect on reported *surplus (deficit)

		GROUP - CURRENT *FULL YEAR	
		Operating Revenue NZ$'000	Operating Surplus NZ$'000
3	**DISCONTINUED, UNUSUAL (INCLUDING NON RECURRING), AND EXTRAORDINARY ITEMS OF THE GROUP DETAILS AND COMMENTS**		
	Discontinued Activities		
	(Disclose Operating Revenue and Operating Surplus)		
	TOTAL DISCONTINUED ACTIVITIES	-	-
	Material Unusual (including Non Recurring) Items (included in 1.2)		
	Description		
	TOTAL MATERIAL NON RECURRING ITEMS	-	-
	Extraordinary Items (Ref. Item 1.3(a))		
	Description		
	TOTAL EXTRAORDINARY ITEMS	-	-

		STATEMENT OF MOVEMENTS IN EQUITY	
		Operating Revenue NZ$'000	Operating Surplus NZ$'000
4	**STATEMENTS OF MOVEMENTS IN EQUITY**		
4.1	*** NET SURPLUS (DEFICIT) ATTRIBUTABLE TO MEMBERS OF LISTED ISSUER**	68,561	85,306
(a)	*Net Surplus (Deficit attributable to miniroty interest	-	-
4.2	**OTHER RECOGNISED REVENUES AND EXPENSES**		
(a)	Increases (decreases) in Revaluation Reserve	-	-
(b)	Currency Translation Differences	(3,715)	(1,199)
(c)	Minority interest in other recognised revenue and expenses		
4.3	**TOTAL RECOGNISED REVENUES AND EXPENSES**	64,846	84,107
4.4	**OTHER MOVEMENTS**		
(a)	Contributions by Owners	4,857	4,257
(b)	Distributions to Oweners	(53,808)	(103,969)
(c)	Other	-	-
4.5	**EQUITY AT BEGINNING OF FULL YEAR**	560,175	575,780
4.6	**EQUITY AT END OF FULL YEAR**	576,070	560,175

5 EARNINGS PER SECURITY

Calculation of basic and fully diluted, EPS in accordance with IAS33: Earnings Per Share

	EARNINGS PER SECURITY	
	Current Full Year NZ cents	Previous Corresponding *Full Year NZ cents
(a) Basic EPS	26	33
(b) Diluted EPS (if materially different from (a)	25	32

6 MATERIAL ACQUISITIONS OF SUBSIDIARIES [see Note (VII) attached]

(a) Name of subsidiary or group of subsidiaries	Dynamic Cooking Systems	Farmers Finance
(b) Percentage of ownership acquired	100%	100%
(c) Contribution to consolidated net *Surplus (Deficit) (item 1.4)	$ 4,129	3,254
(d) Date from which such contribution has been calculated	8 October 2004	1 November 2003
	$	

7 MATERIAL DISPOSALS OF SUBSIDIARIES [See Note (VII) attached]

(a) Name of subsidiary or group of subsidiaries	N.A.	N.A.
(b) Contribution of subsidiaries to consolidated net *Surplus (Deficit) (item 1.4)	$	
(c) Date to which such contribution has been calculated		
(d) Contribution to consolidated net *Surplus (Deficit) (item 1.4) for the previous corresponding Full Year	$	
(e) Contribution to consolidated net *surplus (deficit) (item 1.4) from sale of subsidiary	$	

8 REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS

Information on the industry and geographical segments of the Listed Issuer is to be reported for the *full year in accordance with the provisions of SSAP:23: Financial Reporting for Segments. Because of the differing nature and extent of segments among Listed Issuers, no complete proforma is provided, and the segment information should be completed separately and attached to this report. However, the following shows a suitable list of items for presentation and indicates which amounts should agree with items included elsewhere in the *full year report

SEGMENTS

Industry

Operating revenue:

- Sales to customers outside the group
- Intersegment sales
- Unallocated revenue — Refer Attached

Total revenue [consolidated total equal to Item 1.1(c) above]

Segment result

Unallocated expenses

Operating surplus (Deficit) after tax [Item 1.3]

Segment assets

Unallocated assets

Total assets [Equal to Item 9.3]

Geographical

Operating revenue:

- Sales to customers outside the group
- Intersegment sales
- Unallocated revenue — Refer Attached

Total revenue [consolidated total equal to Item 1.1(c) above]

Segment result

Unallocated expenses

Operating surplus (Deficit) after tax [Item 1.3]

Segment assets

Unallocated assets

Total assets [Equal to Item 9.3]

[Note (VIII) attached has particular relevance for the Preparation of this statement]

		CONSOLIDATED STATEMENT OF FINANCIAL POSITION		
		At end of Current * Full Year NZ$'000	As shown in last Annual Report NZ$'000	As shown in last Half Yearly Report NZ$'000
9	**CURRENT ASSETS:**			
(a)	Cash	31,824	18,884	
(b)	Trade Receivables	134,292	91,554	
(c)	Investments (Finance Receivables)	351,451	341,041	
(d)	Inventories	186,734	134,418	
(e)	Other assets, current	12,523	2,144	
	TOTAL CURRENT ASSETS	716,824	588,041	-
9.1	**NON-CURRENT ASSETS**			
(a)	Finance Receivables	215,916	224,578	
(b)	Investments	-	-	
(c)	Inventories	-	-	
(d)	Property, plant and equipment	290,545	252,162	
(e)	Goodwill	40,818	31,109	
(f)	Deferred Taxation Assets	29,021	18,909	
(g)	Other Intangible Assets	153,231	125,957	
(h)	Other assets, non current	3,344	4,972	
9.2	**TOTAL NON-CURRENT ASSETS**	732,875	657,687	-
9.3	**TOTAL ASSETS**	1,449,699	1,245,728	-
9.4	**CURRENT LIABILITIES:**			
(a)	Trade Creditors	96,871	84,456	
(b)	Income in advance, current	-	-	
(c)	Secured Loans	493,523	455,762	
(d)	Unsecured Loans	27,683	13,017	
(e)	Provision, current	28,848	25,389	
(f)	Other Liabilities, current	21,044	21,689	
	TOTAL CURRENT LIABILITIES	667,969	600,313	-
9.5	**NON-CURRENT LIABILITIES**			
(a)	Accounts payable, non-current	-	-	
(b)	Secured Loans	34,159	54,418	
(c)	Unsecured Loans	157,903	16,743	
(d)	Provisions, non-current	13,598	14,079	
(e)	Deferred Taxation Liabilty, non-current	-	-	
(f)	Other Liabilities, non-current	-	-	
9.6	**TOTAL NON-CURRENT LIABILITIES**	205,660	85,240	-
9.7	**TOTAL LIABILITIES**	873,629	685,553	-
9.8	**NET ASSETS**	576,070	560,175	-
9.9	**SHAREHOLDERS' EQUITY**			
(a)	Share capital (optional)	556,467	553,610	
(b)	Reserves (optional) (i) Revaluation reserve			
	(ii) Other reserves	(9,857)	(6,142)	
(c)	Retained *surplus (accumulated deficit) (optional)	27,460	12,707	
9.10	**SHAREHOLDERS' EQUITY ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUER**	576,070	560,175	-
(a)	Minority equity interests in subsidiaries			
9.11	**TOTAL SHAREHOLDERS' EQUITY**	576,070	560,175	-
(a)	Returns on Assets (%) (EBIT divided by Total Assets_	7.4%	10.4%	
(b)	Return on Equity (%) (Net Income divided by Shareholders Equity)	11.9%	15.2%	
(c)	Debt to Equity Ratio (5) (Total Liabilities divided by Shareholders Equity)	1.5	1.2	

	CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE FULL YEAR	
(See Note (IX) attached)	Current *Full Year NZ$'000	Previous Corresponding *Full Year NZ$'000
10 CASH FLOWS RELATING TO OPERATING ACTIVITIES		
(a) Receipts from Customers	884,661	854,050
(b) Interest Received	132,601	69,763
(c) Dividends Received	-	10,184
(d) Payments to Suppliers and Employees	(912,303)	(734,412)
(e) Interest Paid	(39,181)	(28,055)
(f) Income Taxes Paid	(37,404)	(31,078)
(g) Other		
NET OPERATING CASH FLOWS	28,374	140,452
11 CASH FLOWS RELATING TO INVESTING ACTIVITIES		
(a) Cash proceeds from sale of property, plant and equipment	2,380	214
(b) Cash proceeds from sale of equity investments	-	-
(c) Loans repaid by other entities	667,234	442,082
(d) Cash paid for purchases of property, plant and equipment	(76,091)	(44,703)
(e) Interest paid - capitalised	-	-
(f) Cash paid for purchases of equity investments	-	-
(g) Loans to other entities	(680,137)	(468,754)
(h) Other	(50,820)	41,420
NET INVESTING CASH FLOWS	(137,434)	(29,741)
[See Note (IX) attached]		
12 CASH FLOWS RELATED TO FINANCING ACTIVITIES		
(a) Cash proceeds from issues of shares, options, etc.	1,267	(1,917)
(b) Borrowings	240,691	54,057
(c) Repayment of borrowings	(61,670)	(68,763)
(d) Dividends paid	(53,808)	(103,969)
(e) Other cashflows relating to financing activities	1,400	(2,355)
NET FINANCING CASH FLOWS	127,880	(122,947)
[See Note (IX) attached]		
13 NET INCREASE (DECREASE) IN CASH HELD	18,820	(12,236)
(a) Cash at beginning of *full year	5,867	(4,013)
Cash obtained from acquisition	(3,867)	21,457
(b) Exchange rate adjustments to Item 12.3(a) above	3,321	659
(c) CASH AT END OF FULL YEAR	24,141	5,867

14 NON-CASH FINANCING AND INVESTING ACTIVITIES

Provide details of financing and investing transactions which have had a material effect on group assets and liabilities but did not involve cash flows.

Nil

15 RECONCILIATION OF CASH

For the purposes of the above Statement of Cash Flows, Cash includes

Cash at the end of the *full year as shown in the statement of cash flows is reconciled to the related items in the financial statements as follows

	Current *Full Year NZ$'000	Previous Corresponding *Full Year NZ$'000
Cash on Hand and at Bank	31,824	18,884
Deposits at call	-	-
Bank Overdraft	(7,683)	(13,017)
Other (provide details eg. Term Deposits)	-	-
Total = Cash at End of *Full Year [Item 13(c)]	24,141	5,867

16 EQUITY ACCOUNTED ASSOCIATED COMPANIES AND OTHER MATERIAL INTERESTS

Information attributable to the reporting group's share of investments in associates and other material interests to be disclosed by way of separate note below (refer FRS-38 "Accounting for Investments in Associates)

16.1 GROUP SHARE OF RESULTS IN ASSOCIATES

	EQUITY ACCOUNTED EARNINGS FROM ASSOCIATES	
	Current *Full Year NZ$'000	Previous Corresponding *Full Year NZ$'000
(a) OPERATING *SURPLUS (DEFICIT) BEFORE TAX	-	-
(b) Less tax	-	-
(c) OPERATING *SURPLUS (DEFICIT) AFTER TAX	-	-
(i) Extraordinary items (gross)	-	-
(d) NET *SURPLUS (DEFICIT) AND EXTRAORDINARY ITEMS AFTER TAX	-	-

16.2 MATERIAL INTERESTS IN CORPORATIONS NOT BEING SUBSIDIARIES:

(a) The group has a material (from group's viewpoint) interest in the following corporations:

Name	Percentage of ordinary shares held at end of full year		Contribution to net surplus (deficit) (item 1.5)	
Equity Accounted Associates	Current *Full Year	Previous Corresponding *Full Year	Current *Full Year NZ$'000	Previous Corresponding *Full Year NZ$'000
			Equity Accounted in current year	
Other Material Interests			**Not Equity Accounted in current year**	
Fisher & Paykel Healthcare Corporation Limited	Nil	Nil	-	10,106

(b) INVESTMENTS IN ASSOCIATES

	EQUITY ACCOUNTED INVESTMENTS IN ASSOCIATES	
	Current *Full Year NZ$'000	Previous Corresponding *Full Year NZ$'000
Carrying value of investments in associates at the beginning of the full year	Nil	Nil
Share of changes in associates' post acquisition surplus/ and reserves:		
- Retained surplus		
- Reserves		
Net goodwill amortisation and impairment adjustments in the period		
Less Dividends received in the period		
Equity carrying value of investments at the end of the full year		
Amount of goodwill included in the carrying value at the end of the full year	Nil	Nil

17 ISSUED AND QUOTED SECURITIES AT END OF CURRENT FULL YEAR

Category of Securities	Issued	Number	Quoted	Number	Cents	Paid-Up Value (If not fully paid)
PREFERENCE SHARES:						
# (Description)						
Issued during current *full year		Nil				
ORDINARY SHARES:						
Ordinary Shares as at 31/3/05		263,822,358				
Issued during current full year		2,152,262				
CONVERTIBLE NOTES						
# (Description)						
Issued during current *full year		Nil				
OPTIONS:					Exercise Price	Expiry Date
Issued during current full year				5,940,000	4.19	Aug-09
DEBENTURES - Totals only:						
UNSECURED NOTES - Totals only:						
OTHER SECURITIES						

Description includes rate of dividend or interest and any redemption or conversion rights together with the prices and dates thereof.

18 COMMENTS BY DIRECTORS

If no report in any section, state NIL. |If insufficient space below, provide details in the pages attached to this report

(a) Material factors affecting the revenues and expenses for the current full year

Refer Attached

(b) Significant trends or events since the end of the current full year

Refer Attached

(c) Changes in accounting policies since last Annual Report

Nil

(d) Critical Accounting Policies - Management belives the following to be critical accounting policies That is they are both important to the portrayal of the issuers financial condition and results as they require management to make judgements and estimates about matters they are inherently uncertain

(e) Managements discussion and analysis of financial condition, result, and/or operations (optional) This section should containforward looking statements that should outline where these involved risk and uncertainty

Refer Attached

(f) Other Comments

Refer Attached

19 DIVIDENDS

(a) Dividend yield as at Balance Date % ....10.3%........
(Annual dividend per share divided by price per share)

(b) Tax Adjusted Dividend Yield as at Balance Sheet % ....6.9%........
(Annual net dividend per share divided by price per share)

20 ANNUAL MEETING

(a) To be held at Ellerslie Conventon Centre

(b) Date 22 August 2005 Time 2pm

(c) Approximate date of availability of Annual Report 30 June 2005

If this full year report was approved by resolution of the Board of Directors, please indicate date of meeting: 19 May 2005

H. O. [signature]

.... 19 May 2005
(signed by) Authorised Officer of Listed Issuer (date)

PRELIMINARY FULL YEAR REPORT ANNOUNCEMENT
Appendix 7 of Listing Rules.

TO FAX ++64-4-473-1470

Number of pages including this one (Please provide any other relevant details on additional pages) ☐

Notice of event affecting securities

New Zealand Stock Exchange Listing Rule 7.12.2. For rights, Listing Rules 7.10.9 and 7.10.10
For change to allotment, Listing Rule 7.12.1, a separate advice is required

Full name audited account	FISHER & PAYKEL APPLIANCES HOLDINGS LIMITED
Name of officer authorised to make this notice	M.D. RICHARDSON
Authority for event, e.g. Directors' resolution	DIRECTORS RESOLUTION
Contact phone number	(09) 273 0592
Contact fax number	(09) 273 0609
Date	19 / 05 / 2005

Nature of event
Tick as appropriate

Bonus Issue ☐ If ticked, state whether: Taxable ☐ / Non Taxable ☐ Conversion ☐ Interest ☐ Rights Issue Renouncable ☐
Rights Issue non-renounceable ☐ Capital change ☐ Call ☐ Dividend [X] If ticked, state whether: Interim ☐ Full Year [X] Special ☐

EXISTING securities affected by this *If more than one security is affected by the event, use a separate form*

Description of the class of securities	ORDINARY SHARES
ISIN	NZFPAE0001S2

If unknown, contact NZSE

Details of securities issued pursuant to this event *If more than one class of security is to be issued, use a separate form for each class*

Description of the class of securities:
ISIN: *If unknown, contact NZSE*

Number of Securities to be issued following event:
Minimum Entitlement:
Ratio, e.g ① for ② : ___ for ___

Conversion, Maturity, Call Payable or Exercise Date: (Enter N/A if not applicable)
Treatment of Fractions:

Tick if pari passu ☐ OR provide an explanation of the ranking:

Strike price per security for any issue in lieu or date Strike Price available.

Monies Associated with Event *Dividend payable, Call payable, Exercise price, Conversion price, Redemption price, Application money.*

In dollars and cents

Amount per security	$0.09000
Currency	New Zealand Dollars
Total monies	$23,744,012
Source of Payment	Revenue Reserves

Supplementary dividend details - Listing Rule 7.12.7

Amount per security in dollars and cents	$0.015882
Date Payable	13 June, 2005

Taxation *Amount per Security in Dollars and cents to six decimal places*

In the case of a taxable bonus issue state strike price	$
Resident Withholding Tax	$ Nil
Credits (Give details)	$0.044325

Timing (Refer Appendix 8 in the Listing Rules)

Record Date 5pm
For calculation of entitlements - must be the last business day of a week
3 June, 2005

Application Date
Also, Call Payable, Dividend / Interest Payable, Exercise Date, Conversion Date. In the case of applications this must be the last business day of the week.
13 June, 2005

Notice Date
Entitlement letters, call notices, conversion notices mailed

Allotment Date
For the issue of new securities. Must be within 5 business days of record date.

OFFICE USE ONLY
Ex Date:
Commence Quoting Rights:
Cease Quoting Rights 5pm:
Commence Quoting New Securities:
Cease Quoting Old Security 5pm:

Security Code:

Security Code:

NZSE
New Zealand
Stock Exchange

GLOBAL GROWTH CONTINUES

The Directors of Fisher & Paykel Appliances Holdings Limited have today announced a result of $68.6 million net profit after tax for the year ended 31 March 2005 – slightly above the guidance given to the markets on 2 February 2005.

Highlights for the year include:

- total Group revenue exceeded $1 billion for the first time,
- record Appliances unit sales,
- continued growth in Appliances revenues in the USA,
- the acquisition of Dynamic Cooking Systems Inc,
- the strong performance of the Finance Group.

Appliances sales units continued to grow to a record high of 1,267,600 units compared to 1,196,700 units for the previous year.

The recently acquired Dynamic Cooking Systems (DCS) business traded well ahead of acquisition expectations.

The Finance Group contributed $38.0 million before interest, taxation and amortisation. Its results included a full 12 months contribution from the Farmers Finance business, which was acquired in November 2003. Growth in transactions on the instalment hire purchase 'Q' Card, improvements in the cost–to-income ratio and effective interest rate management all assisted in the profitable growth of this business.

There were no abnormal items for the current or previous year.

NET PROFIT PERFORMANCE

The result is summarised in the table below:

	2005 NZ$000	2004 NZ$000	% Change
Operating Profit before Interest, Taxation and Amortisation			
▪ Appliances	77,350	102,109	(24.2)
▪ Finance	38,021	21,032	80.8
	115,371	123,141	(6.3)
▪ Healthcare Dividend	-	10,106	-
	115,371	133,247	(13.4)
Operating Profit Before Interest and Taxation			
▪ Appliances	77,223	102,109	(24.4)
▪ Finance	30,032	17,690	69.8
	107,255	119,799	(10.5)
▪ Healthcare Dividend	-	10,106	-
	107,255	129,905	(17.4)
Interest Expense	(6,231)	(7,382)	15.6
Operating Profit Before Taxation	101,024	122,523	(17.5)
Taxation	(32,463)	(37,217)	12.8
Profit After Taxation	**68,561**	**85,306**	**(19.6)**

REVENUE

Total revenue of $1,038.7 million was up $100.1 million (10.7 per cent) on the previous year.

A breakdown of revenue is set out below.

	2005 NZ$000	2004 NZ$000
Appliances		
▪ New Zealand	233,022	244,219
▪ Australia	379,892	418,860
▪ USA	261,115	139,662
▪ Singapore	7,394	8,766
▪ Europe	12,073	23,554
▪ Rest of World	20,744	17,687
Total Appliance Revenue	914,240	852,748
Finance New Zealand	124,118	75,119
Dividends	-	10,184
Interest	375	609
Total Revenue	**1,038,733**	**938,660**

CASHFLOW

Cash flow from operations was $28.4 million.

Working capital levels for the Appliances Group (inventories and trade debtors net of trade creditors) increased by $87.8 million. This comprised:

	$ million
Inventories	37.7
Trade Debtors	30.0
Trade Creditors	20.1
Total Increase	**87.8**

Approximately $56 million of the increase in working capital is regarded as permanent to support the expansion in the USA, whereas the remaining $31.8 million is due to temporary factors that will be realigned in the new financial year.

DCS Acquisition

On 8 October 2004, the Company acquired all the shares in Dynamic Cooking Systems Inc (DCS), a leading USA manufacturer and distributor of premium cooking appliances. DCS commenced operations in 1987 and is considered one of the leading brands of high-end indoor and outdoor cooking appliances.

The total consideration paid for DCS was US$33 million (NZ$49.2 million) which was funded by debt. Details of the acquisition are as follows:

	US$ million	**NZ$ million**
Total Assets		
Current Assets	22.8	33.9
Property, Plant and Equipment	2.8	4.2
Other Assets	6.9	10.3
	32.5	48.4
Total Liabilities		
Current Liabilities	(30.6)	(45.6)
Net Current Assets Acquired	1.9	2.8
Brand/Goodwill Intangibles on Acquisition	32.2	48.0
Total Acquisition Cost	**34.1**	**50.8**
Comprised of:		
Consideration Paid	33.0	49.2
Capitalised Professional Fees	1.1	1.6
	34.1	50.8

CAPITAL AND DEPRECIATION

Capital expenditure was as follows:

	2005 NZ$000	2004 NZ$000
Appliances	65,631	43,272
Finance	10,460	1,431

Appliances capital expenditure for the year included $11.0 million invested in plant for the supply of components under the Whirlpool agreement and $4.3 million for DCS.

The Finance Group invested $10.5 million, essentially on the expansion of its premises at East Tamaki, Auckland, to accommodate the Farmers Finance business.

Depreciation charges for the year were:

	2005 NZ$000	2004 NZ$000
Appliances	28,980	26,474
Finance	1,685	1,570

DIVIDEND AND EARNINGS PER SHARE

The Directors have approved a final dividend of 9.0 cents per share for the year ended 31 March 2005, carrying a full imputation credit. This brings the total dividend for the year to 18.0 cents per share. Non-resident shareholders will receive a supplementary dividend of 1.588 cents per share.

The final dividend will be paid on 13 June 2005, with a record date of 3 June 2005 for the NZX and an ex-dividend date of 30 May 2005 for the ASX and 7 June 2005 for the NZX.

Dividend payments per share over the past three years are summarised below. Dividends paid before 14 November 2003 are restated for the share subdivision that occurred on that date.

	Cents Per Share		
	2004/05	2003/04	2002/03
Interim	9.0	8.8	8.5
Final	9.0	11.5	10.0
Special *	-	21.0	-
Total Dividend	**18.0**	**41.3**	**18.5**
Earnings Per Share	**26.0**	**32.7**	**28.3**

* Followed the sale of the shareholding in Fisher & Paykel Healthcare Corporation Limited.

APPLIANCES

Appliances had a satisfactory trading performance, given unprecedented increases in raw material prices and ongoing intense competition in most markets.

	2005 NZ$000	2004 NZ$000
Total Appliances Revenue	914,550	853,311
Operating Profit Before Interest and Taxation	77,223	102,109
Assets Employed	675,720	485,450
Earnings to Sales Operating Margin	8.4%	12.0%

Operating profit before interest and taxation was $77.2 million ($102.1 million) for the year. The operating margin declined from 9.6 per cent in the first half to 7.4 per cent in the second half, resulting in an overall margin for the year of 8.4 per cent, which is still well above the industry average.

The margin erosion in the second half was due to a combination of increased raw material costs, adverse currency effects and a slowdown in production rates, which impacted the recovery of factory overheads. Output levels were adjusted to balance finished goods inventories following the slowdown in the New Zealand and Australian markets.

Overall, finished goods inventory levels are now appropriately balanced.

Global price increases for raw materials such as steel and plastics, which were apparent in the first half of the year, intensified during the second half. Furthermore, additional costs were incurred to achieve the new stringent Minimum Energy Performance Standards (MEPS) which were applied to refrigerators offered for sale in New Zealand and Australia from 1 January 2005.

A combination of price increases and a vigorous cost down programme has helped alleviate the full impact of these cost increases.

Appliances sales volumes grew by 5.9 per cent to exceed 1.26 million units for the year.

Unit sales are summarised as follows:

	Units		
	2005	**Growth %**	**2004**
New Zealand	304,500	(3.9)	316,900
Australia	637,200	(3.2)	658,400
USA	254,000	69.8	149,600
Singapore	11,500	(5.7)	12,200
Europe	17,200	(34.6)	26,300
Rest of World	43,200	29.7	33,300
Total	**1,267,600**	**5.9**	**1,196,700**

New Zealand sales volumes were down by 3.9 per cent due to difficult trading conditions and the impact of changes in distribution. The associated revenue was down by 4.7 per cent in NZD terms.

The reduction in Australian sales volumes was 3.2 per cent in line with a slow down in retail spending. Pricing of refrigerators was heavily discounted ahead of the release of the new MEPS compliant models leading to a 7.1 per cent fall in revenue in AUD terms. Price pressure also remained evident throughout the year.

The USA market continued to expand. At 254,000 units the growth amounted to 69.8 per cent (and a revenue increase of 103.6 per cent in USD terms). Some of this growth (20 percentage points in unit terms and 50.6 percentage points in revenue terms) was due to the acquisition of DCS with its sales of high-end indoor cooking appliances and outdoor grills. The number of retail outlets carrying the "DCS" and "Fisher & Paykel" brands continued to expand. The introduction of the new SmartLoad® dryer and a limited range of refrigerators provided additional opportunities in the market during the year, as did the sales of DishDrawer®

dishwashers to Whirlpool Corporation under the Original Equipment Manufacturing (OEM) arrangement. The USA is now the Company's second largest market and has high growth prospects.

Singapore continued to experience tight trading conditions. Unit sales declined by 5.7 per cent (with an 11.2 per cent decrease in revenue in SGD terms).

The entire European business, including the UK, showed a decline in unit volumes of 34.6 per cent, with 17,200 products sold during the year. Distribution issues are being addressed.

Rest of World unit sales were 43,200 units (33,300 last year), reflecting growth of 29.7 per cent. This was due to the continued development of commercial opportunities in Asia and new markets in the Middle East.

Strategic Alliance

The important strategic alliance with Whirlpool Corporation continued to develop. In addition to the distribution arrangement in New Zealand, Fisher & Paykel Appliances is now responsible for the selling of Whirlpool branded products in Singapore. Supply of DishDrawer® dishwashers to Whirlpool USA commenced during the year. As previously indicated, components will be shipped to Whirlpool under the Component Supply arrangement from late 2005.

FINANCE

	2005 NZ$000	2004 NZ$000
Revenue	124,183	75,243
Operating Profit Before Acquisition Interest, Taxation and Amortisation	38,021	21,032
Operating Profit Before Acquisition Interest and Taxation	30,032	17,690
Finance Receivables	567,367	565,619

The Finance Group performed strongly, with a $38.0 million operating profit before acquisition interest, taxation and amortisation compared with $21.0 million in the previous year. The result for the 2004 year included only five months' trading of the Farmers Finance business.

Growth in instalment credit lending was particularly strong on the Company's Q Card product. The Card's ease of use and innovative product features are available to approximately 400 retailers and a cardholder base of over 80,000 consumers throughout the country. Lending activities on Farmers Card have met expectations, and an increasing number of retail merchants are now accepting this Card.

Significant progress was made during the year on the integration of the Farmers Finance business into the Fisher & Paykel Finance business. Legal separation of the Farmers Finance business from the retail business was completed in July 2004 which enabled the existing securitisation funding programme to be transferred to the Fisher & Paykel Finance Group. All staff and operations are now located on the expanded East Tamaki facility.

Interest rates increased significantly during the year. The impact of these rate increases on borrowing costs was minimised through product repricing, together with effective interest rate risk management strategies and hedging policies. The Finance Group continues to borrow funds from the public at favourable rates due to its reputation in the Debenture Investment markets.

The introduction on 1 April 2005 of the new Credit Contracts & Consumer Finance Act necessitated a significant change to the systems and documentation used by the business. This project was successfully completed on time ensuring that the Company is in full compliance with the requirements of this new legislation.

OUTLOOK

Continued strong growth is expected in the USA through both the Fisher & Paykel and DCS brands. The addition of DCS has accelerated the acceptance of the Fisher & Paykel brand at trade level. Consumer awareness of both brands has increased and planned future promotions will continue to grow this.

The transformation of the DCS manufacturing facility at Huntington Beach, Los Angeles, is on schedule and further substantial improvements will be made over the next year. The business is expected to meet the profit targets as previously advised (US$7.7 million EBIT for the 2005 calendar year).

Notwithstanding some expected further softening in the markets in both Australia and New Zealand, the business is poised for volume growth. The recently announced distribution changes in New Zealand should result in a recovery of volumes in that market. In Australia, planned new model introductions will provide the opportunity to review some prices, but overall, volumes are expected to be lower in line with market conditions.

It is expected that the Appliances business will continue to remain under pressure from high raw material prices and the effects of the appreciated New Zealand dollar. Intense competition, especially in New Zealand and Australia, will limit the opportunities for further general price increases. The continued high value of the New Zealand dollar will have an adverse effect on earnings. Due to its exports, the business has a substantial exposure against the Australian dollar and a growing exposure against the US dollar. Exports to Australia were converted to New Zealand dollars at an average hedged rate of 0.882 (on a net exposure basis) in 2004/05. Approximately 50 percent of Australian dollar net exposures are hedged at an average rate of 0.90 for 2005/06. As US dollar exports now exceed imports, 50 percent of the resulting net exposure has been hedged at an average exchange rate of 0.683 for 2005/06.

The distribution of Whirlpool branded product in Singapore commenced in April and will provide improved growth and benefits of scale for that business.

We have reviewed our distribution model in the United Kingdom and continue to monitor progress in Europe. Steady progress is expected.

We were pleased with our renewed growth in rest of world markets and expect further growth this year.

Capital expenditure for Appliances is expected to be approximately $50 million in the 2005/06 year.

Now that the integration of Farmers Finance is nearly complete, the Finance Group is focussed on receivables growth. Q Card and Farmers Card will be offered to an increased range of merchants and consumers and new personal loan financing products will be launched later this calendar year.

As the business adjusts to the effects of higher raw material prices and currency movements, earnings in the 2005/06 first half are expected to be lower than the previous comparable period. The Directors expect that after tax earnings for the full 2005/06 financial year will be similar to the previous year.



G A Paykel
Chairman
19 May 2005

Fisher & Paykel Appliances Holdings Limited will host a conference call to review the result and to discuss the outlook for the new financial year. Individuals wishing to listen to the webcast, ***to be held today at 1.30 pm NZT; 11.30 am AEST****; can access the event at the Company's website –* ***fisherpaykel.com***

The dial in numbers are:

New Zealand Toll Free	:	***0800 449 118***
Australia Toll Free	:	***1800 555 616***

Statement of Financial Performance Fisher & Paykel Appliances Holdings Limited

For the year ended 31 March 2005

Parent			Notes	Consolidated	
2004 NZ$000	**2005 NZ$000**			**2005 NZ$000**	2004 NZ$000
76,376	**45,850**	Operating revenue	1	**1,038,733**	938,660
76,361	**45,850**	Operating profit before interest and taxation		**107,255**	129,905
-	**-**	Interest expense	2	**(6,231)**	(7,382)
76,361	**45,850**	Operating profit before taxation	2	**101,024**	122,523
(2,399)	**(6,508)**	Taxation	3	**(32,463)**	(37,217)
73,962	**39,342**	**Profit after taxation**		**68,561**	85,306

The accompanying Accounting Policies and Notes form an integral part of the Financial Statements.

	2005	2004
Earnings per share	**0.26**	**0.33**
Diluted earnings per share	**0.25**	**0.32**

Statement of Financial Position Fisher & Paykel Appliances Holdings Limited

As at 31 March 2005

Parent 2004 NZ$000	Parent 2005 NZ$000		Notes	Consolidated 2005 NZ$000	Appliances Group 2005 NZ$000	Finance Group 2005 NZ$000	Consolidated 2004 NZ$000	Appliances Group 2004 NZ$000	Finance Group 2004 NZ$000
		Assets							
		Current assets							
2	**1**	Cash and bank balances		**31,824**	**3,774**	**28,050**	18,884	2,714	16,170
15	**22**	Debtors and other current assets	4	**134,292**	**127,670**	**6,622**	91,554	80,641	10,913
		Finance receivables	5	**351,451**	**-**	**351,451**	341,041	-	341,041
		Inventories	6	**186,734**	**186,734**		134,418	134,418	
6,662	**3,613**	Taxation	7	**12,523**	**11,535**	**988**	2,144	2,144	-
394,682	**388,116**	Intergroup advances							
401,361	**391,752**	*Total current assets*		**716,824**	**329,713**	**387,111**	588,041	219,917	368,124
		Non current assets							
		Property plant and equipment	8	**290,545**	**273,988**	**16,557**	252,162	244,360	7,802
158,814	**184,318**	Investments in subsidiaries	11						
		Investment in finance group			**218,291**			227,122	
		Other assets		**3,344**	**2,305**	**1,039**	4,972	3,917	1,055
		Finance receivables	5	**215,916**	**-**	**215,916**	224,578	-	224,578
		Intangible assets	9	**194,049**	**45,402**	**148,647**	157,066		157,066
		Deferred taxation	12	**29,021**	**24,312**	**4,709**	18,909	17,256	1,653
158,814	**184,318**	Total noncurrent assets		**732,875**	**564,298**	**386,868**	657,687	492,655	392,154
560,175	**576,070**	**Total assets**		**1,449,699**	**894,011**	**773,979**	1,245,728	712,572	760,278
		Liabilities							
		Current liabilities							
		Bank overdrafts	13	**7,683**	**7,683**		13,017	13,017	
		Current Borrowings	16	**20,000**	**20,000**				
		Trade creditors		**50,977**	**50,977**		52,252	52,252	
		Provisions	14	**28,848**	**28,848**		25,389	25,389	
		Finance borrowings	15	**493,523**		**493,523**	455,762		455,762
		Taxation	7	**80**	**80**		702	412	290
		Other liabilities	17	**66,858**	**38,852**	**28,006**	53,191	30,505	22,686
-	-	Intergroup borrowings							
-	-	Total current liabilities		**667,969**	**146,440**	**521,529**	600,313	121,575	478,738
		Term liabilities							
		Term borrowings	16	**157,903**	**157,903**		16,743	16,743	
		Finance borrowings	15	**34,159**		**34,159**	54,418		54,418
		Provisions	14	**13,598**	**13,598**		14,079	14,079	
		Total term liabilities		**205,660**	**171,501**	**34,159**	85,240	30,822	54,418
-	-	**Total Liabilities**		**873,629**	**317,941**	**555,688**	685,553	152,397	533,156
		Shareholders' equity							
560,175	**576,070**	Shareholders' equity	18	**576,070**	**576,070**		560,175	560,175	
		Investment in finance group				**218,291**			227,122
560,175	**576,070**	**Total shareholders' equity**		**576,070**	**576,070**		560,175	560,175	
560,175	**576,070**	**Total liabilities and shareholders' equity**		**1,449,699**	**894,011**	**773,979**	1,245,728	712,572	760,278

The accompanying Accounting Policies and Notes form an integral part of the Financial Statements.

On behalf of the Board
Date: 19 May 2005

G.A.Paykel
Chairman

J.H.Bongard
Managing Director and Chief Executive Officer

Statement of Movements in Equity Fisher & Paykel Appliances Holdings Limited

For the year ended 31 March 2005

Parent 2004 NZ$000	Parent **2005 NZ$000**		Note	Consolidated **2005 NZ$000**	Consolidated 2004 NZ$000
575,780	**560,175**	**Shareholders' equity at the beginning of the year**		**560,175**	575,780
4,257	**4,857**	Issue of share capital	18	**4,857**	4,257
4,257	**4,857**			**4,857**	4,257
73,962	**39,342**	Profit after taxation		**68,561**	85,306
(103,969)	**(53,808)**	Dividends	18	**(53,808)**	(103,969)
10,145	**25,504**	Movement in revaluation reserve	18		
		Movement in currency translation reserve	18	**(3,715)**	(1,199)
560,175	**576,070**	**Shareholders' equity at the end of the year**		**576,070**	560,175

The accompanying Accounting Policies and Notes form an integral part of the Financial Statements.

Statement of Cash Flows Fisher & Paykel Appliances Holdings Limited

For the year ended 31 March 2005

Parent 2004 NZ$000	Parent 2005 NZ$000		Notes	Consolidated 2005 NZ$000	Consolidated 2004 NZ$000
		Cash flows from (used in) operating activities			
		Receipts from customers		**884,661**	854,050
		Financing interest and fee receipts		**132,249**	69,199
76,376	**45,850**	Dividends received		**-**	10,184
		Interest received		**352**	564
(1,012)	**(941)**	Payments to suppliers and employees		**(912,303)**	(734,412)
		Taxation paid		**(37,404)**	(31,078)
		Interest paid		**(39,181)**	(28,055)
75,364	**44,909**	Net cash flow from operations	19	**28,374**	140,452
		Cash flows from (used in) investing activities			
		Sale of fixed property, plant and equipment		**2,380**	214
		Principal on loans repaid by customers		**667,234**	442,082
		Purchase of property, plant and equipment		**(76,091)**	(44,703)
		New loans to customers		**(680,137)**	(468,754)
		Acquisition of Dynamic Cooking Systems (DCS)		**(50,820)**	-
		Acquisition of Finance Company		**-**	(189,442)
230,862		Sale of shares in Fisher & Paykel Healthcare		**-**	230,862
-	**-**	Investments other			
230,862	**-**	Net cash flow from (used in) investing activities		**(137,434)**	(29,741)
		Cash flows from (used in) financing activities			
-	**-**	Employee Share Purchase Scheme		**1,267**	(1,917)
		New term borrowings		**163,519**	4,525
		New finance borrowings		**77,172**	49,532
		Repayment of term borrowings		**(1,542)**	(31,861)
		Repayment of finance borrowings		**(60,128)**	(36,902)
4,257	**4,857**	Issue of share capital		**4,857**	4,257
(103,969)	**(53,808)**	Dividends paid		**(53,808)**	(103,969)
(6,612)	**(3,457)**	Supplementary dividends paid to overseas shareholders		**(3,457)**	(6,612)
(199,902)	**7,498**	Intercompany borrowings			
(306,226)	**(44,910)**	Net cash flows from (used in) financing activities		**127,880**	(122,947)
-	**(1)**	Net increase (decrease) in cash		**18,820**	(12,236)
2	**2**	Opening cash		**5,867**	(4,013)
		Cash obtained from acquisition of Company		**(3,867)**	21,457
		Effect of foreign exchange rates		**3,321**	659
2	**1**	Closing cash		**24,141**	5,867
		Reconciliation of closing cash			
2	**1**	Bank		**31,824**	18,884
		Bank overdrafts		**(7,683)**	(13,017)
2	**1**			**24,141**	5,867

The accompanying Accounting Policies and Notes form an integral part of the Financial Statements.

Parent 2004 $000	Parent 2005 $000		Consolidated 2005 $000	Consolidated 2004 $000
		1 OPERATING REVENUE		
		Appliances		
		New Zealand	**233,022**	244,219
		Australia	**379,892**	418,860
		USA	**261,115**	139,662
		Singapore	**7,394**	8,766
		Europe	**12,073**	23,554
		Rest of World	**20,744**	17,687
-	**-**	Total Appliances Revenue	**914,240**	852,748
		Finance		
		New Zealand	**124,118**	75,119
76,376	**45,850**	Dividend	**-**	10,184
		Interest	**375**	609
76,376	**45,850**	Total Operating Revenue	**1,038,733**	938,660

Parent 2004 $000	Parent 2005 $000		Consolidated 2005 $000	Consolidated 2004 $000

2 OPERATING PROFIT BEFORE TAXATION

Parent 2004 $000	Parent 2005 $000		Consolidated 2005 $000	Consolidated 2004 $000
76,376	**45,850**	Operating profit before taxation	**101,024**	122,523
		After charging (crediting):		
		Remuneration of auditors:		
		Audit fees paid to auditors of the group	**553**	560
		Other fees paid to auditors of the group		
		- Review of Group Half Year Financial Statements	**30**	30
		- Review of Farmers' Finance acquisition Balance Sheet	**44**	23
		- Audit of Fisher & Paykel Finance Debenture Prospectus	**6**	6
		- Farmers Finance securitisation compliance audit	**33**	-
		- Advice on adopting International Accounting Standards	**101**	70
		- Other	**57**	50
		Donations	**169**	195
		Depreciation:		
		Appliances - Buildings	**2,206**	2,116
		- Leasehold improvements	**129**	100
		- Plant and equipment	**24,265**	22,096
		- Computer software	**2,380**	2,162
		Finance Group - Buildings	**273**	273
		- Plant and equipment	**199**	408
		- Computer software	**1,213**	889
		Amortisation:		
		Appliances - Goodwill	**127**	-
		Finance Group - Goodwill	**2,055**	662
		- Licenses	**5,934**	2,680
		Loss/(gain) on sale of property, plant & equipment	**120**	(333)
		Interest expense:		
		- Term borrowings	**5,153**	5,950
		- Bank overdraft and call borrowings	**1,078**	1,432
		Finance Group - Operating interest	**33,818**	20,394
		Research and development	**11,132**	13,591
		Rental and operating leases	**11,391**	9,658
		Bad debts written off:		
		Appliances	**260**	147
		Finance New Zealand	**6,415**	4,751
		Movement in provision for doubtful debts:		
		Appliances	**335**	134
		Finance New Zealand	**2,274**	(1,374)
394	**507**	Directors' fees	**621**	405

3 TAXATION

Parent 2004 $000	Parent 2005 $000		Consolidated 2005 $000	Consolidated 2004 $000
76,361	**45,850**	Operating profit before taxation	**101,024**	122,523
25,199	**15,131**	Taxation at current rate of 33%	**33,338**	40,433
		Adjustments to taxation for:		
(25,204)	**(15,131)**	Fully imputed dividends received	**-**	(3,335)
		Effect of revaluation of Australian assets upon tax consolidation	**(3,663)**	-
(58)	**(48)**	Other non-assessable income	**(408)**	(216)
14	**-**	Non-deductible items	**2,831**	1,354
		Attributed foreign income	**(3)**	-
		Foreign rates other than 33%	**437**	(707)
(49)	**(48)**	Current year's taxation	**32,532**	37,529
2,448	**6,556**	Prior period	**(69)**	(312)
2,399	**6,508**	Income tax expense	**32,463**	37,217

Parent 2004 $000	Parent 2005 $000		Consolidated 2005 $000	Consolidated 2004 $000
		This is represented by:		
2,399	**6,508**	Current taxation	**30,640**	36,339
		Deferred taxation	**1,823**	878
2,399	**6,508**		**32,463**	37,217

Parent 2004 $000	Parent 2005 $000		Consolidated 2005 $000	Consolidated 2004 $000
		4 DEBTORS AND OTHER CURRENT ASSETS		
		Trade receivables	**119,223**	74,610
		Less provision for doubtful accounts	**(599)**	(524)
			118,624	74,086
15	**22**	Other debtors and prepayments	**15,668**	17,468
15	**22**		**134,292**	91,554

	Parent			Consolidated	
	2004	**2005**		**2005**	2004
	$000	**$000**		**$000**	$000
5 FINANCE RECEIVABLES					
			Receivable within one year	**388,085**	372,574
			Less provision for unearned interest	**(28,258)**	(25,059)
				359,827	347,515
			Less provision for bad and doubtful debts	**(8,376)**	(6,474)
			Net receivables due within one year	**351,451**	341,041
			Receivable beyond one year	**235,739**	243,806
			Less provision for unearned interest	**(14,301)**	(14,078)
				221,438	229,728
			Less provision for bad and doubtful debts	**(5,522)**	(5,150)
			Net receivables due beyond one year	**215,916**	224,578
			Total finance receivables	**567,367**	565,619

Finance receivables comprise advances to customers including advances where interest for the term of the advance is included within finance receivables and advances where interest is charged on a daily basis.

Parent			Consolidated	
2004	**2005**		**2005**	2004
$000	**$000**		**$000**	$000
6 INVENTORIES				
		Materials	**66,226**	46,114
		Spare parts	**8,593**	6,395
		Finished products	**111,915**	81,909
			186,734	134,418

Parent 2004 $000	Parent 2005 $000		Consolidated 2005 $000	Consolidated 2004 $000
		7 TAXATION		
2,448	**6,662**	Balance at beginning of year	**1,442**	(169)
(2,399)	**(6,508)**	Total taxation expense in current year	**(30,640)**	(36,339)
6,613	**3,457**	Taxation paid	**40,861**	37,690
	2	Other movements	**780**	260
6,662	**3,613**	Balance at end of year	**12,443**	1,442
		This is represented by:		
		Taxation payable	**(80)**	(702)
6,662	**3,613**	Taxation recoverable	**12,523**	2,144
6,662	**3,613**		**12,443**	1,442

	Parent			Consolidated	
	2004	**2005**		**2005**	2004
	$000	**$000**		**$000**	$000
8 PROPERTY PLANT AND EQUIPMENT					
			Land	**24,018**	23,224
			*	**24,018**	23,224
			Buildings	**107,480**	95,695
			Less accumulated depreciation	**7,143**	4,739
			*	**100,337**	90,956
			Leasehold improvements	**2,101**	1,422
			Less accumulated depreciation	**832**	750
				1,269	672
			Plant and equipment	**202,142**	173,383
			Less accumulated depreciation	**85,537**	63,996
				116,605	109,387
			Computer software	**21,571**	17,984
			Less accumulated depreciation	**10,864**	7,779
				10,707	10,205
			Capital projects	**37,609**	17,718
				290,545	252,162

* The independent valuation of land and buildings as at 31 March 2005 was $161.031 million.

Parent 2004 $000	Parent 2005 $000		Consolidated 2005 $000	Consolidated 2004 $000
9 INTANGIBLE ASSETS				
		Goodwill		
		Finance		
		Balance at beginning of the year	**31,109**	31,771
		Adjustment for subsequent changes in fair values ascribed to Farmers Finance acquisition	**6,588**	-
		Current year's amortisation	**(2,055)**	(662)
			35,642	31,109
		Appliances		
		Goodwill arising on acquisition of DCS	**5,303**	-
		Current year's amortisation	**(127)**	-
			5,176	-
		Balance at end of year	**40,818**	31,109
		Comprising		
		Goodwill (gross)	**43,662**	31,771
		Accumulated amortisation	**(2,844)**	(662)
			40,818	31,109
		Brand		
		Appliances		
		Valuation of DCS brand arising on acquisition of DCS	**40,226**	-
		Licenses		
		Finance		
		Balance at beginning of the year	**125,957**	128,637
		Adjustment for subsequent changes in fair values ascribed to Farmers Finance acquisition	**(7,018)**	-
		Current year's amortisation	**(5,934)**	(2,680)
		Balance at end of year	**113,005**	125,957
		Comprising		
		Licenses (gross)	**121,619**	128,637
		Accumulated amortisation	**(8,614)**	(2,680)
			113,005	125,957
		Total Intangible assets	**194,049**	157,066

10 EMPLOYEE SHARE PLANS

Share Purchase Plan

Share purchase loans are made by the Group under the Share Purchase Plans to assist employees with the purchase of fully paid ordinary shares in the company.

Shares are normally issued at a discount of 20% of market price, on terms permitted by the Plans in accordance with section DF7 of the New Zealand Income Tax Act 1994, with no interest being charged on the loans. The qualifying periods between grant and vesting date are 3 years. Dividends paid during the qualifying period on shares allocated to employees under the Plans are paid to the employees. Voting rights on shares under the Plans are exercisable by the employees under their Plans.

As at 31 March 2005 1,208,280 (2004 1,755,116) shares are held by the Plans, being 0.5% (2004 0.7%) of the Group's issued and paid up capital. All shares were allocated to employees, except for 118,904 (2004 52,120). Once vested, an employee participant may elect to transfer the shares into his or her own name, after which the shares are freely transferable.

All shares are allocated to employees at the time of issue, on the condition that should they leave the Company before the qualifying period ends, their shares will be repurchased by the Scheme at the lesser of market price and the price at which the shares were originally allocated to the employee, subject to repayment of the original loan. Any such shares are re-allocated to other employees by the Scheme. The total value of employee loans receivable is $1,627,356 (2004 $2,763,000).

Directors of the Employee Share Purchase Schemes are appointed by the Company.

In addition, Fisher & Paykel Healthcare Corporation Limited, pursuant to the Separation Agreement dated 23 August 2001, administers loans for employee share purchase schemes, established by Fisher & Paykel Industries Limited before the separation, for the benefit of employees of Fisher & Paykel Appliances Holdings Limited.

Share Option Plan

Fisher & Paykel Appliances Holdings Limited has established a Share Option Plan for executives, managers and other selected employees working in the Appliances and Finance businesses. Under the Plan, the Board of Directors may make annual grants of options to plan participants to subscribe for ordinary shares. For options granted in November 2001 and August 2002, the exercise price per share is equal to the market value of a share at or around the date of option grant. For options granted in August 2004, the exercise price per share is recalculated on each anniversary of the grant date and is equal to the higher of the base price at grant date or the recalculated base price. The recalculated base price is calculated by multiplying the last base price by a percentage determined by the Board to represent the Company's cost of capital and reducing the resulting figure by the amount of any net cash dividends paid by the Company.
One third of the options granted pursuant to the Share Option Plan on a particular grant date become exercisable after each of the second, third and fourth anniversaries of the grant date and all unexercised options expire on the fifth anniversary of the grant date. Options also become exercisable if a person (or group of persons acting in concert) acquires more than one-half of the ordinary shares on issue. On leaving employment due to death, serious illness, accident, permanent disablement, redundancy or in other circumstances determined by the Board of Directors the participant or, if applicable, the participant's executor will have one month to exercise all outstanding options.
In the current year Fisher & Paykel Appliances Holdings Limited granted 5,940,000 options to purchase shares under the Share Option Plan (2004 no options granted).

Share Options	Number Granted	Exercise Price	Expiry Date
Options:			
Granted in November 2001	4,192,000	$ 2.305	November 2006
Granted in August 2002	3,740,000	$ 2.525	August 2007
	7,932,000		
Options exercised in prior years	585,376		
Options lapsed in prior years	40,000		
Opening Balance	7,306,624		
Options exercised in current year	2,274,775		
	5,031,849		
Granted in August 2004	5,940,000	$ 4.190 *	August 2009
Closing Balance	10,971,849		

* Being the base price at grant date

11 INVESTMENTS IN SUBSIDIARIES

Parent 2004 $000	Parent 2005 $000	
158,814	**184,318**	Investment in subsidiary companies

The Parent's investment in subsidiaries comprises shares at net asset value. The assets and liabilities attributed to Fisher & Paykel Appliances Holdings Limited are largely owned by the following subsidiaries

	Principal Subsidiaries	Country of Domicile	Interest held by Group 2005	Interest held by Group 2004	Principal activities
*	AF Investments Limited	NZ	100%	100%	Non Trading Holding Company
*	Fisher & Paykel Appliances Limited	NZ	100%	100%	Manufacture & Distribution of Appliances
	Fisher & Paykel Finance Limited	NZ	100%	100%	Consumer & Commercial Finance
	Consumer Finance Limited	NZ	100%	100%	Consumer Finance
	Equipment Finance Limited	NZ	100%	100%	Commercial Finance
	Retail Financial Services Limited	NZ	100%	100%	Remote Securitisation Vehicle
	Consumer Insurance Services Limited	NZ	100%	100%	Consumer Insurance
	Fisher & Paykel Finance Holdings Limited (formerly Fisher & Paykel Financial Services Limited)	NZ	100%	100%	Holding Company
	Fisher & Paykel Financial Services Limited	NZ	100%		Securitisation Services
	Credit & General Insurance Limited	NZ	100%	100%	Consumer Insurance
*	Fisher & Paykel Production Machinery Limited	NZ	100%	100%	Machinery Manufacturer
	Fisher & Paykel Appliances Employee Share Purchase Trustee Limited	NZ	100%	100%	Employee Share Purchase Plan
*	Fisher & Paykel Australia Holdings Limited	Australia	100%	100%	Non Trading Holding Company
*	Fisher & Paykel Australia Pty Limited	Australia	100%	100%	Distribution of Appliances
*	Fisher & Paykel Manufacturing Pty Limited	Australia	100%	100%	Manufacture of Appliances
	Fisher & Paykel Customer Services Pty Limited	Australia	100%	100%	Servicing of Appliances
	Fisher & Paykel (Singapore) Pte Limited	Singapore	100%	100%	Distribution of Appliances
	Fisher & Paykel Appliances USA Holdings Inc	USA	100%		Non Trading Holding Company
	Fisher & Paykel Appliances Inc	USA	100%	100%	Distribution of Appliances
	Dynamic Cooking Systems Inc (DCS)	USA	100%		Manufacture of Appliances
	Fisher & Paykel Appliances Limited	UK	100%	100%	Europe Representative Office

All subsidiaries have a balance date of 31 March.

* Fisher & Paykel Appliances Holdings Limited together with those above companies marked with an asterisk are the major companies in the Negative Pledge Agreement.

On 8 October 2004, the company acquired all the shares in Dynamic Cooking Systems Inc (DCS), a leading USA manufacturer and distributor of premium cooking appliances. DCS commenced operations in 1987 and is considered one of the leading brands of high-end indoor and outdoor cooking appliances in the United States.

The total consideration paid for DCS was US$33 million (NZ$49.2 million), which was funded by debt.

From 8 October 2004, the operating results of DCS have been included in the Group's statement of financial performance. The financial effect of the acquisition has been summarised below:-

	US$ Million	NZ$ Million
Total Assets		
Current Assets	22.8	33.9
Property, Plant and Equipment	2.8	4.2
Other Assets	6.9	10.3
	32.5	48.4
Total Liabilities		
Current Liabilities	(30.6)	(45.6)
Net Assets Acquired	1.9	2.8
Brand/Goodwill Intangibles on Acquisition	32.2	48.0
Total Acquisition Cost	34.1	50.8
Comprised of:		
Acquistion Consideration	33.0	49.2
Capitalised Professional Fees	1.1	1.6
	34.1	50.8
Contribution to operating profit before interest and taxation from 8 October 2004 to 31 March 2005.	3.0	4.1

On 6 November 2003 the company entered into an agreement with James Pascoe Limited (JPL) whereby a subsidiary of JPL acquired the shares in Farmers Holdings Limited, the ultimate holding company for the Farmers Group. The agreement stipulated that in substance the company acquired the finance and Farmers credit card busineses for a consideration of $188.7 million. On 5 July 2004, the Farmers Group separated into two distinct businesses resulting in JPL operating the Farmers retail chain and the company operating the finance and Farmers credit card businesses.

From 1 November 2003, the operating results of the Finance and Farmers Credit card businesses of the Farmers Group have been included in the Group's statement of financial performance. The financial effect of the acquisition has been summarised below:-

	2004 $ Millions
Total Assets	
Bank Balances	21.5
Investments	0.5
Finance Receivables	294.3
Plant and Equipment	0.2
Other Assets	4.7
	321.2
Total Liabilities	
Borrowings	(279.4)
Insurance and Warranty Provisions	(8.1)
Other Liabilities	(4.7)
Net Assets Acquired	29.0
Goodwill / Intangibles on Acquisition	160.4
Total Acquisition Cost	189.4
Comprised of:	
Acquistion Consideration	188.7
Capitalised Professional Fees	0.7
	189.4
Contribution to operating profit before interest expense on acquisition term borrowings and taxation from 1 November 2003 to 31 March 2004	10.0

Subsequent to acquisition changes were made to the fair values shown above. These have been shown under Note 9 Intangible Assets.

Parent			Consolidated	
2004	**2005**		**2005**	2004
$000	**$000**		**$000**	$000

12 DEFERRED TAXATION

		Balance at beginning of year:	**18,909**	19,583
		Fair value adjustments on purchase of DCS	**9,795**	-
		Current year timing differences	**(1,823)**	(878)
		Exchange rate variance	**(181)**	(1,215)
		Other movements	**2,321**	1,419
		Balance at end of year:	**29,021**	18,909

The Group has recognised a deferred tax asset on timing differences which are expected, with virtual certainty, to reverse in future periods. The tax effect of these timing differences is $29.0 million (2004: $18.9 million).

	Parent			Consolidated	
	2004	**2005**		**2005**	2004
	$000	**$000**		**$000**	$000

13 BANK OVERDRAFTS

			Bank overdrafts	**7,683**	13,017

Bank overdrafts in foreign currencies total:

USD	5.42 million	(2004, 5.84 million)
SGD	0.24 million	(2004, 0.58 million)
EURO	0.53 million	(2004, 0.71 million)

Bank overdrafts come under the Negative Pledge Agreement as set out in note 16.

Parent 2004 $000	Parent 2005 $000		Consolidated 2005 $000	Consolidated 2004 $000
14 PROVISIONS				
		Warranty		
		Balance at beginning of year - Current	**25,389**	20,388
		- Term	**14,079**	14,058
			39,468	34,446
		Balance on purchase of DCS	**4,773**	-
			44,241	34,446
		Current year provision	**29,173**	31,279
		Warranty expenses incurred	**(30,968)**	(26,257)
		Balance at year end - Current	**28,848**	25,389
		- Term	**13,598**	14,079
			42,446	39,468
		Other		
		Provision established on acquisition of DCS	**4,666**	-
		Provision utilised post acquisition	**(2,311)**	-
		Release of surplus provision	**(2,355)**	-
		Balance at year end	**-**	-

Parent 2004 $000	Parent 2005 $000			Consolidated 2005 $000	Consolidated 2004 $000
		15 FINANCE BORROWINGS			
		Secured borrowings			
		(a) Debenture stock due for repayment:	(note 1)		
		Within one year		**139,952**	120,434
		Between one and two years		**18,661**	34,677
		Over two years		**8,438**	12,692
				167,051	167,803
		The average rate of interest is 6.6% (2004 6.0%).			
		(b) Bank borrowings:	(note 1)		
		At call		**48,409**	4,901
		Within one year		**40,621**	42,322
		Between one and two years		**7,060**	-
		Over two years		**-**	7,049
				96,090	54,272
		The average rate of interest is 7.1% (2004 5.7%).			
		(c) Secured advances due for repayment:	(note 2)		
		Within one year		**264,541**	288,105
				264,541	288,105
		The average rate of interest is 6.9% (2004 5.5%).			
		Total secured borrowings		**527,682**	510,180
		Total Finance borrowings		**527,682**	510,180
		Due within one year		**493,523**	455,762
		Due after one year		**34,159**	54,418
				527,682	510,180

Finance borrowings are not guaranteed by Fisher & Paykel Appliances Holdings Limited.

Note

1. Debenture stock on issue is secured by first floating charge over the assets of Fisher & Paykel Finance Limited (FPFL) and charging subsidiaries (the Charging Group). Currently, all subsidiaries of FPFL, except Consumer Insurance Services Limited, are charging subsidiaries. All borrowings made by the issue of debenture stock are in accordance with a Debenture Trust Deed. The Deed includes a number of covenants which must be satisfied.

2. Secured advances are secured by a charge over the assets of the Farmers finance and Farmers credit card businesses.

	Parent			Consolidated	
	2004	**2005**		**2005**	2004
	$000	**$000**		**$000**	$000
16 BORROWINGS					
			Borrowing facilities due for repayment:		
			Current	**20,000**	-
			One to two years	**157,903**	16,743
			Two to three years	**-**	-
			Term	**157,903**	16,743

These borrowings have been aged in accordance with the facilities' terms. All borrowings are drawn down by way of short term bills at interest rates current at draw down date (weighted average 3.9%, 2004 3.3%).

Borrowings in foreign currencies total A$31.4 million (2004 A$2.0 million) and US$79.0 million (2004 US$6.6 million).

A Negative Pledge Agreement has been executed with a number of the Group's bankers. Major trading subsidiaries operating under a Negative Pledge Agreement together with the parent company are listed in note 11.

Parent 2004 $000	Parent **2005** **$000**		Consolidated **2005** **$000**	Consolidated 2004 $000
		17 OTHER CURRENT LIABILITIES		
		Employee entitlements	**20,964**	20,987
		Other creditors and accruals	**45,894**	32,204
			66,858	53,191

Parent 2004 $000	Parent 2005 $000		Consolidated 2005 $000	Consolidated 2004 $000
		18 SHAREHOLDERS' EQUITY		
		263,822,358 ordinary shares issued and paid up (2004: 261,670,096). No ordinary shares issued and partially paid up (2004: Nil). All ordinary shares rank equally with one vote attaching to each fully paid ordinary share.		
549,353	**553,610**	Share capital brought forward	**553,610**	549,353
4,257	**4,857**	Issue of share capital	**4,857**	4,257
553,610	**558,467**	Share capital carried forward	**558,467**	553,610
(22,241)	**(52,248)**	Retained surplus/(loss) brought forward	**12,707**	31,370
73,962	**39,342**	Profit after taxation	**68,561**	85,306
(103,969)	**(53,808)**	Dividends paid	**(53,808)**	(103,969)
(52,248)	**(66,714)**	Retained surplus/(loss) carried forward	**27,460**	12,707
		RESERVES		
48,668	**58,813**	Reserves brought forward	**(6,142)**	(4,943)
10,145	**25,504**	Movement in revaluation of subsidiaries		
		Movement in currency translation reserves	**(3,715)**	(1,199)
58,813	**84,317**	Reserves carried forward	**(9,857)**	(6,142)
560,175	**576,070**	Total Shareholders' equity	**576,070**	560,175

The dividends were fully imputed. Supplementary dividends of $3,457,000 (2004 $6,612,000) were paid to shareholders nc Tax-resident in New Zealand for which the Group received a foreign investor tax credit entitlement.

Refer to Note 10 for details on Employee Share Plans.

19 CASH FLOW

Reconciliation of group profit to cash flows from operating activities

Parent 2004 $000s	Parent 2005 $000s		Consolidated 2005 $000s	Consolidated 2004 $000s
73,962	**39,342**	Profit after taxation	**68,561**	85,306
		Add/(deduct) non-cash items		
		Depreciation and writedown of property, plant & equipment to recoverable amount	**30,785**	28,044
		Accrued Finance Group interest expense	**46**	(77)
		Accrued interest expense	**948**	(45)
		Movement in provisions	**(9,965)**	10,103
2,448	**3,094**	Movement in deferred tax/future tax benefit	**773**	(842)
		Movement in working capital		
34	**-**	Payables and accruals	**(15,942)**	8,617
13	**(7)**	Debtors and other current assets	**(20,928)**	(3,740)
		Finance receivables	**11,830**	33
		Inventories	**(36,042)**	4,564
		Provision for taxation	**(11,001)**	911
		Amortisation of intangible assets	**8,546**	3,342
	3,457	Supplementary dividend paid	**3,457**	6,612
(1,093)	**(977)**	Internal cashflow from financing activities		
		Foreign currency exchange translation	**(2,694)**	(2,376)
75,364	**44,909**	Net cash flow from operations	**28,374**	140,452

20 INVESTMENT IN FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED

With the separation of Fisher & Paykel Industries Limited the Group retained 19,816,480 shares in Fisher & Paykel Healthcare Corporation Limited (FPHC) at a cost of $11.65 per share, equating to $230,861,992.

On 20 February 2004 the Group sold its entire shareholding in FPHC for $230,861,992.

21 IMPUTATION CREDIT ACCOUNTS

Parent 2004 $000	Parent **2005 $000**		Consolidated **2005 $000**	Consolidated 2004 $000
7,436	**364**	Balance brought forward	**2,844**	17,694
37,618	**22,583**	Imputation credits attached to dividends received	**-**	4,978
		Taxation paid	**26,292**	24,862
(44,690)	**(22,933)**	Imputation credits attached to dividends paid to shareholders	**(22,933)**	(44,690)
364	**14**	Balance carried forward	**6,203**	2,844

	Consolidated **2005 $000**	Consolidated 2004 $000
Imputation credits directly and indirectly available to shareholders as at 31 March 2005 are:		
Parent	**14**	364
Subsidiaries	**6,189**	2,480
Balance carried forward	**6,203**	2,844

Parent			Consolidated	
2004	**2005**		**2005**	2004
$000	**$000**		**$000**	$000

22 CONTINGENT LIABILITIES

Periodically the company is a party to litigation including product liability claims. To date such claims have been settled for relatively small monetary amounts which have been expensed or covered by insurance. The directors are unaware of the existence of any claim that would have a material impact on the operations of the company.

Parent 2004 $000	Parent 2005 $000		Consolidated 2005 $000	Consolidated 2004 $000
		23 COMMITMENTS		
		Capital expenditure commitments at 31 March 2005		
		Within one year	**4,950**	16,630
		Between two and three years	**3,023**	-
		Total	**7,973**	16,630
		Lease commitments under non-cancellable operating leases:		
		Within one year	**12,769**	9,431
		Between one and two years	**12,721**	7,016
		Between two and three years	**12,325**	5,732
		Between three and four years	**10,697**	5,493
		Between four and five years	**5,975**	5,028
		Over five years	**7,923**	2,782
			62,410	35,482

Operating lease commitments relate mainly to building occupancy leases.

24 CURRENCY

The following currency conversion rates have been applied at 31 March 2005:

		Consolidated	
		2005	2004
		$000	$000
NZ$1.00 =	USD	**0.7085**	0.6630
	AUD	**0.9195**	0.8720
	GBP	**0.3780**	0.3608
	SGD	**1.1745**	1.1110
	EUR	**0.5487**	0.5340

25 FINANCIAL INSTRUMENTS PARENT COMPANY AND APPLIANCES GROUP

Management policies

The Appliances group is subject to a number of financial risks, which arise as a result of its importing and exporting activities and overseas operations in Australia, USA, Canada and Singapore. The currency risk which the Appliances group is primarily exposed to is the New Zealand dollar against the Australian dollar, United States dollar and the Euro.

To manage and limit the effects of those financial risks, the Board of Directors has approved policy guidelines and authorised the use of various financial instruments. These guidelines are regularly reviewed by the Board.The policies approved, and financial instruments being utilised at balance date, are outlined below:

Currency Trade Risk

It is the Appliances group policy to monitor current and anticipated future foreign currency operating cash flows to determine net exposures, which are hedged with options and forward exchange contracts within prescribed bands up to a maximum period of 24 months.

Major capital expenditure acquisitions in foreign currency are hedged with options and forward exchange contracts.

Currency Balance Sheet Risk

It is the Appliances group policy to hedge the foreign exchange exposure to balance sheet currency translation risk by maximising borrowings in the local currency of the overseas subsidiary.

Currency Earnings Risk

It is the Appliances group policy to hedge the earnings of overseas subsidiaries, where earnings are material and reasonably certain, with options and forward exchange contracts.

Fair value

Estimated fair values of the Appliances group's financial assets and liabilities at 31 March 2005 are as follows:

	2005		2004	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value
	$000	**$000**	$000	$000
Cash at bank	**3,774**	**3,774**	2,714	2,714
Debtors	**127,670**	**127,670**	80,641	80,641
Call borrowings and bank overdrafts	**(7,683)**	**(7,683)**	(13,017)	(13,017)
Term borrowings	**(157,903)**	**(157,903)**	(16,743)	(16,743)
Creditors	**(70,655)**	**(70,655)**	(63,365)	(63,365)
Foreign currency forward exchange contracts	**-**	**2,675**	-	587
Foreign currency forward exchange options	**-**	**577**	-	(85)
Interest rate swaps	**-**	**-**	-	-

Estimated fair values of the Parent Company's financial assets and liabilities at 31 March 2005 are as follows:

	2005		2004	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value
	$000	**$000**	$000	$000
Cash at bank	**1**	**1**	2	2
Intergroup advances	**388,116**	**388,116**	394,682	394,682
Debtors	**22**	**22**	15	15

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash at bank, debtors, creditors, call borrowings, bank overdrafts and intergroup advances.
Carrying amounts of these items are equivalent to their fair values.

Term borrowings

Fair value of term borrowings is estimated based on current market interest rates available to the Appliances group for debt of similar maturities.

Foreign currency forward exchange contracts and option agreements

Fair values are estimated based on the quoted market prices of these instruments at balance date.

Interest rate swaps

Fair values are estimated based on the quoted market prices of these instruments at balance date.

[illegible] balance sheet risk

The Appliances group has entered into foreign currency forward exchange contracts and foreign currency option agreements to manage its exposure to fluctuations in foreign currency exchange rates. These financial instruments are subject to the risk that exchange rates may change subsequent to acquisition.

Notional principal of foreign exchange and option agreements amounts outstanding were as follows:

	2005	2004
	$000	$000
Foreign currency instruments		
Purchase commitments forward exchange contracts	**18,942**	13,830
Sale commitments forward exchange contracts	**61,870**	142,100
Put option agreements sold	**59,018**	14,983
Call option agreements purchased	**75,170**	14,983

Interest rate risk

When considered appropriate the Appliances group enters into interest rate swaps to manage its exposure to fluctuations in floating interest rates. These financial instruments are subject to the risk that interest rates may change subsequent to implementation.

Notional principal or contract amounts outstanding were as follows:

	2005	2004
	$000	$000
Interest rate swaps	**-**	-

Credit Risk

Foreign currency forward exchange contracts, foreign currency option agreements and interest rate swaps have been entered into with trading banks. The Appliances group's exposure to credit risk from these financial instruments is limited because it does not expect nonperformance of the obligations contained therein due to the credit rating of the financial institutions concerned. The Group does not require collateral or other security to support financial instruments.

In the normal course of business, the Appliances group incurs credit risk with trade receivables. The Appliances group has a credit policy which is used to manage this exposure to credit risk. As part of this policy, limits on exposure are monitored on a regular basis. There are no significant concentrations of credit risk.

26 FINANCIAL INSTRUMENTS FINANCE GROUP

Interest rate risk

Interest rate risk is regularly monitored and advice taken on likely trends. The Finance group's general policy is to match interest rate risk. However, this general policy may be varied, with Board approval, when considered appropriate. The policy also requires that interest rate exposures are regularly reported to the Board of Directors.

The interest rate risk profiles have been prepared as at 31 March 2005 on the basis of maturity or contractual repricing, which ever is the earlier.

31 March 2005	Weighted Average Interest Rate	Total $000	0-6 mths $000	7-12 mths $000	13-24 mths $000	25-60 mths $000
Financial assets						
Finance receivables	17.0%	567,367	209,245	142,206	129,548	86,368
Cash at bank	0.0%	11,500	11,500	-	-	-
Money market deposits	6.8%	16,550	16,550			
Securities	7.1%	1,039	-	-	1,039	-
Other current assets	N/A	5,158	5,158	-	-	-
		601,614	242,453	142,206	130,587	86,368
Financial liabilities						
Retail deposits	6.6%	167,051	86,321	53,631	18,661	8,438
Wholesale borrowing	7.0%	360,631	360,631	-	-	-
Other current liabilities	N/A	21,682	21,682	-	-	-
		549,364	468,634	53,631	18,661	8,438
balance sheet gap		52,250	(226,181)	88,575	111,926	77,930
Off-balance sheet financial instruments		-	126,681	(95,670)	(31,011)	-
Net effective interest rate gap		52,250	(99,500)	(7,095)	80,915	77,930

31 March 2004	Weighted Average Interest Rate	Total $000	0-6 mths $000	7-12 mths $000	13-24 mths $000	25-60 mths $000
Financial assets						
Finance receivables	16.5%	565,619	182,316	158,725	136,659	87,919
Cash at bank	0.0%	16,170	16,170	-	-	-
Securities	6.0%	1,055	-	-	-	1,055
Other current assets	N/A	10,913	10,913	-	-	-
		593,757	209,399	158,725	136,659	88,974
Financial liabilities						
Retail deposits	6.0%	167,803	90,670	29,764	34,677	12,692
Wholesale borrowing	5.5%	342,377	342,377	-	-	-
Other current liabilities	N/A	19,284	19,284	-	-	-
		529,464	452,331	29,764	34,677	12,692
balance sheet gap		64,293	(242,932)	128,961	101,982	76,282
Off-balance sheet financial instruments		-	156,926	(45,761)	(111,165)	-
Net effective interest rate gap		64,293	(86,006)	83,200	(9,183)	76,282

Liquidity risk

Liquidity risk arises from the mismatch of the maturity of financial assets and liabilities including settlement characteristics of activities that do not give rise to assets or liabilities requiring disclosure in the statement of financial position. Policies are established by the Finance group to ensure all obligations are met within a timely and cost effective manner, and prudential policies are regularly monitored. The Finance group's diversified range of funding sources together with undrawn committed funding lines underpin the liquidity of the Finance group.

Credit Risk

Interest rate swaps have been entered into with trading banks. The Finance group's exposure to credit risk from these financial instruments is limited because it does not expect non performance of the obligations contained therein due to the credit rating of the financial institutions concerned. The Finance group does not require collateral or other security to support financial instruments.

In the normal course of business, the Finance group incurs credit risk from advances made to its customers which are classified as Finance Receivables. The Finance group has a credit policy which is used to manage exposure to credit risk. As part of this policy, exposures are reviewed on a regular basis.

The total amounts receivable of $567.4 million as at 31 March 2005 (2004 $565.6 million) includes advances to retailers secured by taking an assignment over the individual finance receivable agreements.

Fair value
Estimated fair values of the Finance group's financial assets and liabilities at 31st March 2005 are as follows:

	2005		2004	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value
	$000	**$000**	$000	$000
Finance Receivables	**567,367**	**563,533**	565,619	566,529
Securities	**1,039**	**1,044**	1,055	1,080
Cash at bank	**11,856**	**11,856**	16,170	16,170
Money Market deposits	**16,550**	**16,550**	-	-
Debtors	**4,798**	**4,798**	10,913	10,913
Finance Borrowings	**(528,038)**	**(527,785)**	(510,180)	(510,538)
Other current liabilities	**(28,006)**	**(28,006)**	(22,686)	(22,686)
Interest rate swaps	**-**	**896**	-	(294)

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Debtors, creditors and bank overdraft
Carrying amounts of these items are equivalent to their fair values.

Finance Receivables and securities
Fair value of the Finance group's receivables and securities is estimated based upon current market interest rates available to the Finance group for receivables and securities of similar maturities.

Finance Borrowings
Fair value of the Finance group's finance borrowings is estimated based on current market interest rates (including margin) available to the Finance group for debt of similar maturities.

est rate swaps
values are estimated based on the quoted market prices of these instruments at balance date.

Off balance sheet risk
Interest rate swaps have been entered into in order to manage the Finance group's interest rate exposures. These financial instruments are subject to the risk that interest rates may change subsequent to acquisition.

All interest rate swaps at 31 March 2005 were entered into to hedge borrowings outstanding. Notional principal or contract amounts outstanding were as follows:

	2005	2004
	$000	$000
Interest rate swaps	**257,116**	197,200

27 RELATED PARTY INFORMATION

On 23 August 2001, Fisher & Paykel Appliances Holdings Limited (FPAH) entered into a separation arrangement with Fisher & Paykel Industries Limited (now Fisher & Paykel Healthcare Corporation Limited), to retain 19.4% of the ordinary shares in Fisher & Paykel Healthcare Corporation (FPHC) following separation. The separation arrangement agreement provided, among other things that;

Any asset or liability held by FPHC after the effective date of the separation that was properly attributable to FPAH, or any asset or liability held by FPAH that was properly attributable to FPHC, was to be transferred and assigned or novated to FPHC or FPAH as the case might be;

Assets or liabilities for which no proper attribution could be determined were to be attributed to each of FPHC and FPAH pro rata, in proportion to the respective values attributed to FPHC and FPAH as of the date of the separation arrangement agreement, unless each agreed to a different allocation;

FPAH and FPHC have agreed to ongoing sharing and co-operation arrangements concerning matters including the use of the name "Fisher & Paykel", land owned by FPHC to which FPAH require limited access, joint procurement, including product liability insurance arrangements, the sharing of technological developments in prescribed circumstances, the use of the domain names "fisherpaykel.com" and "fisher&paykel.com", FPHC continuing to administer loans under existing employee share schemes, allowing FPHC to use two patents owned by FPAH, the retention of records and access to corporate information;

FPAH and FPHC would use their best endeavours to distinguish their respective businesses from each other; and

FPHC would indemnify FPAH for all losses, damages, liabilities, claims, costs and expenses that may be incurred by FPAH after the effective date of the separation relating to the healthcare business as carried on by Fisher & Paykel Industries Limited prior to the effective date of the separation and by FPAH after the effective date of the separation. FPAH would similarly indemnify FPHC in relation to the operation of the appliances and finance businesses.

Any claims made against FPAH that are properly attributable, in accordance with the separation arrangement agreement, to FPHC would require FPAH to exercise its rights under the separation arrangement agreement to obtain payment or indemnification from FPHC. No claims have been made to date.

On 20 February 2004, the Group sold its entire shareholding in FPHC.

As part of the sale arrangements, FPAH provided a customary form indemnity to FPHC. Because FPAH and FPHC were related parties at the time the indemnity was given, the amount payable under the indemnity by FPAH was required to be capped at the maximum amount permitted by New Zealand Exchange (NZX) Listing Rules without shareholder approval.

FPAH and FPHC agreed to apply to NZX for a waiver from the Listing Rules to enable the indemnity not to be limited in this manner, given shareholder approval is not ordinarily required for indemnities of this nature. NZX granted a waiver from Listing Rule 9.2.1 (Related Party Transactions) in respect of the indemnity. The conditions attached to the NZX's waiver were as follows:

(a) the waiver and its conditions were announced to the market; and

(b) the waiver was disclosed in FPAH's annual reports for the periods in which the agreement is in force, including a summary of the indemnity.

The waiver and its conditions were announced to the market on 7 April 2004.

On 12 July 2004 Fisher & Paykel Finance Limited purchased 5368m2 of land from Fisher & Paykel Healthcare Properties Limited, a subsidiary of Fisher & Paykel Healthcare Corporation Limited, which has two directors in common with the Company. The consideration for the sale, $860,000, was determined on an arm's length basis.

28 SEGMENTS

The Group's principal activities are the manufacture and sale of household appliances with the major markets being Australia, New Zealand and the United States, and financial services in New Zealand.

Industry Segments

2005	Appliances	Finance	Investments	Consolidated operations
	$000	$000	$000	$000
Operating revenue	914,550	124,183	-	1,038,733
Operating profit before interest, taxation and amortisation	77,350	38,021	-	115,371
Operating profit before interest and taxation	77,223	30,032	-	107,255
Depreciation	(28,980)	(1,685)	-	(30,665)
Capital expenditure	65,631	10,460	-	76,091
Total assets	675,720	773,979	-	1,449,699

2004	Appliances	Finance	Investments	Consolidated operations
	$000	$000	$000	$000
Operating revenue	853,311	75,243	10,106	938,660
Operating profit before interest, taxation and amortisation	102,109	21,032	10,106	133,247
Operating profit before interest and taxation	102,109	17,690	10,106	129,905
Depreciation	(26,474)	(1,570)	-	(28,044)
Capital expenditure	43,272	1,431	-	44,703
Total assets	485,450	760,278	-	1,245,728

29 EMPLOYEE REMUNERATION

The Appliances group operates in a number of countries where remuneration market levels differ widely. During the year, the number of employees or former employees, not being directors of Fisher & Paykel Appliances Holdings Limited received remuneration and the value of other benefits that exceeded $100,000 as follows:

Remuneration $	Number of employees **2005**	2004	Remuneration $	Number of employees **2005**	2004
100,000 – 110,000	**49**	36	280,001 – 290,000	**5**	1
110,001 – 120,000	**31**	21	290,001 – 300,000	**-**	2
120,001 – 130,000	**15**	22	300,001 – 310,000	**1**	3
130,000 - 140,000	**19**	15	310,001 – 320,000	**-**	3
140,001 – 150,000	**16**	12	320,001 – 330,000	**1**	1
150,001 – 160,000	**8**	9	330,001 – 340,000	**-**	1
160,001 – 170,000	**10**	6	340,001 – 350,000	**3**	-
170,001 – 180,000	**4**	6	350,001 – 360,000	**1**	-
[illegible]0,001 – 190,000	**4**	6	380,001 – 390,000	**2**	-
[illegible]0,001 – 200,000	**7**	8	400,001 – 410,000	**1**	1
200,001 – 210,000	**1**	1	410,001 – 420,000	**1**	-
210,001 – 220,000	**3**	5	420,001 – 430,000	**-**	1
220,001 – 230,000	**-**	3	430,001 – 440,000	**-**	1
240,001 – 250,000	**1**	1	480,001 – 490,000	**1**	-
250,001 – 260,000	**5**	1	510,001 – 520,000	**-**	1
260,001 – 270,000	**2**	-	630,001 – 640,000	**1**	-
270,001 – 280,000	**1**	4			

Rules 4.1, 4.3

Appendix 4E

Preliminary final report

Introduced 30/6/2003.

Name of entity

FISHER & PAYKEL APPLIANCES HOLDINGS LIMITED

ABN or equivalent company reference	Preliminary final (tick)	Year ended ('current period')
98026263	X	31 MARCH 2005
		Year ended ('previous corresponding period')
		31 MARCH 2004

Results for announcement to the market

Extracts from this report for announcement to the market (see note 1). $NZ'000

Revenues from ordinary activities (item 2.1)	up/(down)	10.7 %	to	1,038,733
Profit (loss) from ordinary activities after tax attributable to members (item 2.2)	up/(down)	(19.6) %	to	68,561
Net profit (loss) for the period attributable to members (item 2.3)	up/(down)	(19.6) %	to	68,561

Dividends (distributions) **(Please refer to commentary for further details)**	Amount per security	Franked amount per security
Final dividend (item 2.4)	9.0 ¢	N.A. ¢

Record date for determining entitlements to the dividend, (in the case of a trust, distribution) (item 2.5): **3 June 2005**

Brief explanation of any of the figures in 2.1 to 2.4 necessary to enable the figures to be understood. (item 2.6)

Please refer to attached commentary.

NTA backing (see note 7)	Current period -	Previous corresponding period
3.0 Net tangible asset backing per ordinary security	1.4	1.5

Control gained over entities having material effect

4.1 Name of entity (or group of entities)	DYNAMIC COOKING SYSTEMS INC
4.2 Date from which such profit has been calculated	8 OCTOBER 2004
	$NZ'000
4.3 Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired	4,129
Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	N/A

Loss of control of entities having material effect

4.1 Name of entity (or group of entities)	N.A.
4.2 Date to which the profit (loss) has been calculated	
4.3 Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	$
Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	$
Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$

Dividends (in the case of a trust, distributions)

5 Date the dividend (distribution) is payable	13 June 2005
Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if securities are not CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if securities are CHESS approved)	3 June 2005
If it is a final dividend, has it been declared? (Preliminary final report only)	Yes

Amount per security

			Amount per security	Franked amount per security at % tax (see note 4)	Amount per security of foreign source dividend
	Final dividend:	Current year	9 ¢	N.A. ¢	N.A. ¢
		Previous year	11.5 ¢	N.A. ¢	N.A. ¢

Dividend or distribution plans in operation (item 6.0)

The dividend or distribution plans shown below are in operation.

NIL

The last date(s) for receipt of election notices for the dividend or distribution plans

N.A.

Any other disclosures in relation to dividends (distributions). (For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)

NIL

Details of associates and joint venture entities (item 7.0)

Group's share of associates' and joint venture entities':	Current period $NZ'000	Previous corresponding period - $NZ'000
Profit (loss) from ordinary activities before tax	NIL	NIL
Income tax on ordinary activities	NIL	NIL
Profit (loss) from ordinary activities after tax	NIL	NIL
Extraordinary items net of tax	NIL	NIL
Net profit (loss)	NIL	NIL
Adjustments	NIL	NIL
Share of net profit (loss) of associates and joint venture entities	NIL	NIL

Compliance statement

8.0 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used: **NEW ZEALAND ACCOUNTING STANDARDS**

9.0 This report is based on accounts which have been audited. The audit report, which was unqualified, will be made available with the Company's financial report.

Sign here: .... (Company Secretary)

Date: **19 May 2005**

Print name: Mark David Richardson

Statement of Financial Performance

Fisher & Paykel Appliances Holdings Limited

For the year ended 31 March 2005

Parent			Notes	Consolidated	
2004 NZ$000	**2005 NZ$000**			**2005 NZ$000**	2004 NZ$000
76,376	**45,850**	Operating revenue	1	**1,038,733**	938,660
76,361	**45,850**	Operating profit before interest and taxation		**107,255**	129,905
-	**-**	Interest expense	2	**(6,231)**	(7,382)
76,361	**45,850**	Operating profit before taxation	2	**101,024**	122,523
(2,399)	**(6,508)**	Taxation	3	**(32,463)**	(37,217)
73,962	**39,342**	**Profit after taxation**		**68,561**	85,306

The accompanying Accounting Policies and Notes form an integral part of the Financial Statements.

Earnings per share	**0.26**	**0.33**
Diluted earnings per share	**0.25**	**0.32**

Statement of Financial Position Fisher & Paykel Appliances Holdings Limited

As at 31 March 2005

Parent 2004 NZ$000	Parent 2005 NZ$000		Notes	Consolidated 2005 NZ$000	Appliances Group 2005 NZ$000	Finance Group 2005 NZ$000	Consolidated 2004 NZ$000	Appliances Group 2004 NZ$000	Finance Group 2004 NZ$000
		Assets							
		Current assets							
2	**1**	Cash and bank balances		**31,824**	**3,774**	**28,050**	18,884	2,714	16,170
15	**22**	Debtors and other current assets	4	**134,292**	**127,670**	**6,622**	91,554	80,641	10,913
		Finance receivables	5	**351,451**	**-**	**351,451**	341,041	-	341,041
		Inventories	6	**186,734**	**186,734**		134,418	134,418	
6,662	**3,613**	Taxation	7	**12,523**	**11,535**	**988**	2,144	2,144	-
394,682	**388,116**	Intergroup advances							
401,361	**391,752**	Total current assets		**716,824**	**329,713**	**387,111**	588,041	219,917	368,124
		Non current assets							
		Property plant and equipment	8	**290,545**	**273,988**	**16,557**	252,162	244,360	7,802
158,814	**184,318**	Investments in subsidiaries	11						
		Investment in finance group			**218,291**			227,122	
		Other assets		**3,344**	**2,305**	**1,039**	4,972	3,917	1,055
		Finance receivables	5	**215,916**	**-**	**215,916**	224,578	-	224,578
		Intangible assets	9	**194,049**	**45,402**	**148,647**	157,066		157,066
		Deferred taxation	12	**29,021**	**24,312**	**4,709**	18,909	17,256	1,653
158,814	**184,318**	Total noncurrent assets		**732,875**	**564,298**	**386,868**	657,687	492,655	392,154
560,175	**576,070**	**Total assets**		**1,449,699**	**894,011**	**773,979**	1,245,728	712,572	760,278
		Liabilities							
		Current liabilities							
		Bank overdrafts	13	**7,683**	**7,683**		13,017	13,017	
		Current Borrowings	16	**20,000**	**20,000**				
		Trade creditors		**50,977**	**50,977**		52,252	52,252	
		Provisions	14	**28,848**	**28,848**		25,389	25,389	
		Finance borrowings	15	**493,523**		**493,523**	455,762		455,762
		Taxation	7	**80**	**80**		702	412	290
		Other liabilities	17	**66,858**	**38,852**	**28,006**	53,191	30,505	22,686
-	**-**	Intergroup borrowings							
-	**-**	Total current liabilities		**667,969**	**146,440**	**521,529**	600,313	121,575	478,738
		Term liabilities							
		Term borrowings	16	**157,903**	**157,903**		16,743	16,743	
		Finance borrowings	15	**34,159**		**34,159**	54,418		54,418
		Provisions	14	**13,598**	**13,598**		14,079	14,079	
		Total term liabilities		**205,660**	**171,501**	**34,159**	85,240	30,822	54,418
-	**-**	**Total Liabilities**		**873,629**	**317,941**	**555,688**	685,553	152,397	533,156
		Shareholders' equity							
560,175	**576,070**	Shareholders' equity	18	**576,070**	**576,070**		560,175	560,175	
		Investment in finance group				**218,291**			227,122
560,175	**576,070**	**Total shareholders' equity**		**576,070**	**576,070**		560,175	560,175	
560,175	**576,070**	**Total liabilities and shareholders' equity**		**1,449,699**	**894,011**	**773,979**	1,245,728	712,572	760,278

The accompanying Accounting Policies and Notes form an integral part of the Financial Statements.

On behalf of the Board
Date: 19 May 2005

G.A.Paykel
Chairman

J.H.Bongard
Managing Director and Chief Executive Officer

Statement of Movements in Equity Fisher & Paykel Appliances Holdings Limited

For the year ended 31 March 2005

Parent 2004 NZ$000	Parent 2005 NZ$000		Note	Consolidated 2005 NZ$000	Consolidated 2004 NZ$000
575,780	**560,175**	**Shareholders' equity at the beginning of the year**		**560,175**	575,780
4,257	**4,857**	Issue of share capital	18	**4,857**	4,257
4,257	**4,857**			**4,857**	4,257
73,962	**39,342**	Profit after taxation		**68,561**	85,306
(103,969)	**(53,808)**	Dividends	18	**(53,808)**	(103,969)
10,145	**25,504**	Movement in revaluation reserve	18		
		Movement in currency translation reserve	18	**(3,715)**	(1,199)
560,175	**576,070**	**Shareholders' equity at the end of the year**		**576,070**	560,175

The accompanying Accounting Policies and Notes form an integral part of the Financial Statements.

Statement of Cash Flows Fisher & Paykel Appliances Holdings Limited

For the year ended 31 March 2005

Parent 2004 NZ$000	Parent 2005 NZ$000		Notes	Consolidated 2005 NZ$000	Consolidated 2004 NZ$000
		Cash flows from (used in) operating activities			
		Receipts from customers		**884,661**	854,050
		Financing interest and fee receipts		**132,249**	69,199
76,376	**45,850**	Dividends received		**-**	10,184
		Interest received		**352**	564
(1,012)	**(941)**	Payments to suppliers and employees		**(912,303)**	(734,412)
		Taxation paid		**(37,404)**	(31,078)
		Interest paid		**(39,181)**	(28,055)
75,364	**44,909**	Net cash flow from operations	19	**28,374**	140,452
		Cash flows from (used in) investing activities			
		Sale of fixed property, plant and equipment		**2,380**	214
		Principal on loans repaid by customers		**667,234**	442,082
		Purchase of property, plant and equipment		**(76,091)**	(44,703)
		New loans to customers		**(680,137)**	(468,754)
		Acquisition of Dynamic Cooking Systems (DCS)		**(50,820)**	-
		Acquisition of Finance Company		**-**	(189,442)
230,862		Sale of shares in Fisher & Paykel Healthcare		**-**	230,862
-	**-**	Investments other			
230,862	**-**	Net cash flow from (used in) investing activities		**(137,434)**	(29,741)
		Cash flows from (used in) financing activities			
-	**-**	Employee Share Purchase Scheme		**1,267**	(1,917)
		New term borrowings		**163,519**	4,525
		New finance borrowings		**77,172**	49,532
		Repayment of term borrowings		**(1,542)**	(31,861)
		Repayment of finance borrowings		**(60,128)**	(36,902)
4,257	**4,857**	Issue of share capital		**4,857**	4,257
(103,969)	**(53,808)**	Dividends paid		**(53,808)**	(103,969)
(6,612)	**(3,457)**	Supplementary dividends paid to overseas shareholders		**(3,457)**	(6,612)
(199,902)	**7,498**	Intercompany borrowings			
(306,226)	**(44,910)**	Net cash flows from (used in) financing activities		**127,880**	(122,947)
-	**(1)**	Net increase (decrease) in cash		**18,820**	(12,236)
2	**2**	Opening cash		**5,867**	(4,013)
		Cash obtained from acquisition of Company		**(3,867)**	21,457
		Effect of foreign exchange rates		**3,321**	659
2	**1**	Closing cash		**24,141**	5,867
		Reconciliation of closing cash			
2	**1**	Bank		**31,824**	18,884
		Bank overdrafts		**(7,683)**	(13,017)
2	**1**			**24,141**	5,867

The accompanying Accounting Policies and Notes form an integral part of the Financial Statements.

Fisher&Paykel appliances

FISHER & PAYKEL APPLIANCES HOLDINGS LIMITED

YEAR END INFORMATION

12 months to 31 March 2005

CONTENTS

Year End Report - Appendix 4E

Results Commentary

Consolidated Financial Statements

Additional Information

- Summary of NZX Appendix 1
- NZX Appendix 1 (Preliminary full year report announcement)
- NZX Appendix 7 (Dividend)

Rules 4.1, 4.3

Appendix 4E

Preliminary final report

Introduced 30/6/2003.

Name of entity

FISHER & PAYKEL APPLIANCES HOLDINGS LIMITED

ABN or equivalent company reference	Preliminary final (tick)	Year ended ('current period')
98026263	X	31 MARCH 2005
		Year ended ('previous corresponding period')
		31 MARCH 2004

Results for announcement to the market

Extracts from this report for announcement to the market (see note 1). $NZ'000

Revenues from ordinary activities (item 2.1)	up/(down)	10.7 %	to	1,038,733
Profit (loss) from ordinary activities after tax attributable to members (item 2.2)	up/(down)	(19.6) %	to	68,561
Net profit (loss) for the period attributable to members (item 2.3)	up/(down)	(19.6) %	to	68,561

Dividends (distributions) **(Please refer to commentary for further details)**	Amount per security	Franked amount per security
Final dividend (item 2.4)	9.0 ¢	N.A. ¢

Record date for determining entitlements to the dividend, (in the case of a trust, distribution) (item 2.5)	3 June 2005

Brief explanation of any of the figures in 2.1 to 2.4 necessary to enable the figures to be understood. (item 2.6)

Please refer to attached commentary.

NTA backing (see note 7)	Current period -	Previous corresponding period
3.0 Net tangible asset backing per ordinary security	1.4	1.5

Control gained over entities having material effect

4.1 Name of entity (or group of entities)	DYNAMIC COOKING SYSTEMS INC
4.2 Date from which such profit has been calculated	8 OCTOBER 2004
	$NZ'000
4.3 Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired	4,129
Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	N/A

Loss of control of entities having material effect

4.1 Name of entity (or group of entities)	N.A.
4.2 Date to which the profit (loss) has been calculated	
4.3 Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	$
Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	$
Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest *leading to loss of control*	$

Dividends (in the case of a trust, distributions)

5 Date the dividend (distribution) is payable	13 June 2005
Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if securities are not CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if securities are CHESS approved)	3 June 2005
If it is a final dividend, has it been declared? (Preliminary final report only)	Yes

Amount per security

			Amount per security	Franked amount per security at % tax (see note 4)	Amount per security of foreign source dividend
	Final dividend:	Current year	9 ¢	N.A. ¢	N.A. ¢
		Previous year	11.5 ¢	N.A. ¢	N.A. ¢

Dividend or distribution plans in operation (item 6.0)

The dividend or distribution plans shown below are in operation.

NIL

The last date(s) for receipt of election notices for the dividend or distribution plans

N.A.

Any other disclosures in relation to dividends (distributions). (For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)

NIL

Details of associates and joint venture entities (item 7.0)

Group's share of associates' and joint venture entities':	Current period $NZ'000	Previous corresponding period - $NZ'000
Profit (loss) from ordinary activities before tax	NIL	NIL
Income tax on ordinary activities	NIL	NIL
Profit (loss) from ordinary activities after tax	NIL	NIL
Extraordinary items net of tax	NIL	NIL
Net profit (loss)	NIL	NIL
Adjustments	NIL	NIL
Share of net profit (loss) of associates and joint venture entities	NIL	NIL

Compliance statement

8.0 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used	NEW ZEALAND ACCOUNTING STANDARDS

9.0 This report is based on accounts which have been audited. The audit report, which was unqualified, will be made available with the Company's financial report.

Sign here: .... (Company Secretary) Date: **19 May 2005**

Print name: Mark David Richardson

Statement of Financial Performance

Fisher & Paykel Appliances Holdings Limited

For the year ended 31 March 2005

Parent			Notes	Consolidated	
2004 NZ$000	**2005 NZ$000**			**2005 NZ$000**	2004 NZ$000
76,376	**45,850**	Operating revenue	1	**1,038,733**	938,660
76,361	**45,850**	Operating profit before interest and taxation		**107,255**	129,905
-	**-**	Interest expense	2	**(6,231)**	(7,382)
76,361	**45,850**	Operating profit before taxation	2	**101,024**	122,523
(2,399)	**(6,508)**	Taxation	3	**(32,463)**	(37,217)
73,962	**39,342**	**Profit after taxation**		**68,561**	85,306

The accompanying Accounting Policies and Notes form an integral part of the Financial Statements.

	2005	2004
Earnings per share	**0.26**	**0.33**
Diluted earnings per share	**0.25**	**0.32**

Statement of Financial Position Fisher & Paykel Appliances Holdings Limited

As at 31 March 2005

Parent 2004 NZ$000	Parent 2005 NZ$000		Notes	Consolidated 2005 NZ$000	Appliances Group 2005 NZ$000	Finance Group 2005 NZ$000	Consolidated 2004 NZ$000	Appliances Group 2004 NZ$000	Finance Group 2004 NZ$000
		Assets							
		Current assets							
2	**1**	Cash and bank balances		**31,824**	**3,774**	**28,050**	18,884	2,714	16,170
15	**22**	Debtors and other current assets	4	**134,292**	**127,670**	**6,622**	91,554	80,641	10,913
		Finance receivables	5	**351,451**	**-**	**351,451**	341,041	-	341,041
		Inventories	6	**186,734**	**186,734**		134,418	134,418	
6,662	**3,613**	Taxation	7	**12,523**	**11,535**	**988**	2,144	2,144	-
394,682	**388,116**	Intergroup advances							
401,361	**391,752**	Total current assets		**716,824**	**329,713**	**387,111**	588,041	219,917	368,124
		Non current assets							
		Property plant and equipment	8	**290,545**	**273,988**	**16,557**	252,162	244,360	7,802
158,814	**184,318**	Investments in subsidiaries	11						
		Investment in finance group			**218,291**			227,122	
		Other assets		**3,344**	**2,305**	**1,039**	4,972	3,917	1,055
		Finance receivables	5	**215,916**	**-**	**215,916**	224,578	-	224,578
		Intangible assets	9	**194,049**	**45,402**	**148,647**	157,066		157,066
		Deferred taxation	12	**29,021**	**24,312**	**4,709**	18,909	17,256	1,653
158,814	**184,318**	Total noncurrent assets		**732,875**	**564,298**	**386,868**	657,687	492,655	392,154
560,175	**576,070**	**Total assets**		**1,449,699**	**894,011**	**773,979**	1,245,728	712,572	760,278
		Liabilities							
		Current liabilities							
		Bank overdrafts	13	**7,683**	**7,683**		13,017	13,017	
		Current Borrowings	16	**20,000**	**20,000**				
		Trade creditors		**50,977**	**50,977**		52,252	52,252	
		Provisions	14	**28,848**	**28,848**		25,389	25,389	
		Finance borrowings	15	**493,523**		**493,523**	455,762		455,762
		Taxation	7	**80**	**80**		702	412	290
		Other liabilities	17	**66,858**	**38,852**	**28,006**	53,191	30,505	22,686
-	**-**	Intergroup borrowings							
-	**-**	Total current liabilities		**667,969**	**146,440**	**521,529**	600,313	121,575	478,738
		Term liabilities							
		Term borrowings	16	**157,903**	**157,903**		16,743	16,743	
		Finance borrowings	15	**34,159**		**34,159**	54,418		54,418
		Provisions	14	**13,598**	**13,598**		14,079	14,079	
		Total term liabilities		**205,660**	**171,501**	**34,159**	85,240	30,822	54,418
-	**-**	**Total Liabilities**		**873,629**	**317,941**	**555,688**	685,553	152,397	533,156
		Shareholders' equity							
560,175	**576,070**	Shareholders' equity	18	**576,070**	**576,070**		560,175	560,175	
		Investment in finance group				**218,291**			227,122
560,175	**576,070**	**Total shareholders' equity**		**576,070**	**576,070**		560,175	560,175	
560,175	**576,070**	**Total liabilities and shareholders' equity**		**1,449,699**	**894,011**	**773,979**	1,245,728	712,572	760,278

The accompanying Accounting Policies and Notes form an integral part of the Financial Statements.

On behalf of the Board
Date: 19 May 2005

G.A.Paykel
Chairman

J.H.Bongard
Managing Director and Chief Executive Officer

Statement of Movements in Equity Fisher & Paykel Appliances Holdings Limited

For the year ended 31 March 2005

Parent 2004 NZ$000	Parent **2005 NZ$000**		Note	Consolidated **2005 NZ$000**	Consolidated 2004 NZ$000
575,780	**560,175**	**Shareholders' equity at the beginning of the year**		**560,175**	575,780
4,257	**4,857**	Issue of share capital	18	**4,857**	4,257
4,257	**4,857**			**4,857**	4,257
73,962	**39,342**	Profit after taxation		**68,561**	85,306
(103,969)	**(53,808)**	Dividends	18	**(53,808)**	(103,969)
10,145	**25,504**	Movement in revaluation reserve	18		
		Movement in currency translation reserve	18	**(3,715)**	(1,199)
560,175	**576,070**	**Shareholders' equity at the end of the year**		**576,070**	560,175

The accompanying Accounting Policies and Notes form an integral part of the Financial Statements.

Statement of Cash Flows Fisher & Paykel Appliances Holdings Limited

For the year ended 31 March 2005

Parent 2004 NZ$000	Parent 2005 NZ$000		Notes	Consolidated 2005 NZ$000	Consolidated 2004 NZ$000
		Cash flows from (used in) operating activities			
		Receipts from customers		**884,661**	854,050
		Financing interest and fee receipts		**132,249**	69,199
76,376	**45,850**	Dividends received		**-**	10,184
		Interest received		**352**	564
(1,012)	**(941)**	Payments to suppliers and employees		**(912,303)**	(734,412)
		Taxation paid		**(37,404)**	(31,078)
		Interest paid		**(39,181)**	(28,055)
75,364	**44,909**	Net cash flow from operations	19	**28,374**	140,452
		Cash flows from (used in) investing activities			
		Sale of fixed property, plant and equipment		**2,380**	214
		Principal on loans repaid by customers		**667,234**	442,082
		Purchase of property, plant and equipment		**(76,091)**	(44,703)
		New loans to customers		**(680,137)**	(468,754)
		Acquisition of Dynamic Cooking Systems (DCS)		**(50,820)**	-
		Acquisition of Finance Company		**-**	(189,442)
230,862		Sale of shares in Fisher & Paykel Healthcare		**-**	230,862
-	**-**	Investments other			
230,862	**-**	Net cash flow from (used in) investing activities		**(137,434)**	(29,741)
		Cash flows from (used in) financing activities			
-	**-**	Employee Share Purchase Scheme		**1,267**	(1,917)
		New term borrowings		**163,519**	4,525
		New finance borrowings		**77,172**	49,532
		Repayment of term borrowings		**(1,542)**	(31,861)
		Repayment of finance borrowings		**(60,128)**	(36,902)
4,257	**4,857**	Issue of share capital		**4,857**	4,257
(103,969)	**(53,808)**	Dividends paid		**(53,808)**	(103,969)
(6,612)	**(3,457)**	Supplementary dividends paid to overseas shareholders		**(3,457)**	(6,612)
(199,902)	**7,498**	Intercompany borrowings			
(306,226)	**(44,910)**	Net cash flows from (used in) financing activities		**127,880**	(122,947)
-	**(1)**	Net increase (decrease) in cash		**18,820**	(12,236)
2	**2**	Opening cash		**5,867**	(4,013)
		Cash obtained from acquisition of Company		**(3,867)**	21,457
		Effect of foreign exchange rates		**3,321**	659
2	**1**	Closing cash		**24,141**	5,867
		Reconciliation of closing cash			
2	**1**	Bank		**31,824**	18,884
		Bank overdrafts		**(7,683)**	(13,017)
2	**1**			**24,141**	5,867

The accompanying Accounting Policies and Notes form an integral part of the Financial Statements.

Financial Results for the Year Ended 31 March 2005

GLOBAL GROWTH CONTINUES

The Directors of Fisher & Paykel Appliances Holdings Limited have today announced a result of $68.6 million net profit after tax for the year ended 31 March 2005 – slightly above the guidance given to the markets on 2 February 2005.

Highlights for the year include:

- total Group revenue exceeded $1 billion for the first time,
- record Appliances unit sales,
- continued growth in Appliances revenues in the USA,
- the acquisition of Dynamic Cooking Systems Inc,
- the strong performance of the Finance Group.

Appliances sales units continued to grow to a record high of 1,267,600 units compared to 1,196,700 units for the previous year.

The recently acquired Dynamic Cooking Systems (DCS) business traded well ahead of acquisition expectations.

The Finance Group contributed $38.0 million before interest, taxation and amortisation. Its results included a full 12 months contribution from the Farmers Finance business, which was acquired in November 2003. Growth in transactions on the instalment hire purchase 'Q' Card, improvements in the cost–to-income ratio and effective interest rate management all assisted in the profitable growth of this business.

There were no abnormal items for the current or previous year.

NET PROFIT PERFORMANCE

The result is summarised in the table below:

	2005 NZ$000	2004 NZ$000	% Change
Operating Profit before Interest, Taxation and Amortisation			
▪ Appliances	77,350	102,109	(24.2)
▪ Finance	38,021	21,032	80.8
	115,371	123,141	(6.3)
▪ Healthcare Dividend	-	10,106	-
	115,371	133,247	(13.4)
Operating Profit Before Interest and Taxation			
▪ Appliances	77,223	102,109	(24.4)
▪ Finance	30,032	17,690	69.8
	107,255	119,799	(10.5)
▪ Healthcare Dividend	-	10,106	-
	107,255	129,905	(17.4)
Interest Expense	(6,231)	(7,382)	15.6
Operating Profit Before Taxation	101,024	122,523	(17.5)
Taxation	(32,463)	(37,217)	12.8
Profit After Taxation	**68,561**	**85,306**	**(19.6)**

REVENUE

Total revenue of $1,038.7 million was up $100.1 million (10.7 per cent) on the previous year.

A breakdown of revenue is set out below.

	2005 NZ$000	2004 NZ$000
Appliances		
▪ New Zealand	233,022	244,219
▪ Australia	379,892	418,860
▪ USA	261,115	139,662
▪ Singapore	7,394	8,766
▪ Europe	12,073	23,554
▪ Rest of World	20,744	17,687
Total Appliance Revenue	914,240	852,748
Finance New Zealand	124,118	75,119
Dividends	-	10,184
Interest	375	609
Total Revenue	**1,038,733**	**938,660**

CASHFLOW

Cash flow from operations was $28.4 million.

Working capital levels for the Appliances Group (inventories and trade debtors net of trade creditors) increased by $87.8 million. This comprised:

	$ million
Inventories	37.7
Trade Debtors	30.0
Trade Creditors	20.1
Total Increase	**87.8**

Approximately $56 million of the increase in working capital is regarded as permanent to support the expansion in the USA, whereas the remaining $31.8 million is due to temporary factors that will be realigned in the new financial year.

DCS Acquisition

On 8 October 2004, the Company acquired all the shares in Dynamic Cooking Systems Inc (DCS), a leading USA manufacturer and distributor of premium cooking appliances. DCS commenced operations in 1987 and is considered one of the leading brands of high-end indoor and outdoor cooking appliances.

The total consideration paid for DCS was US$33 million (NZ$49.2 million) which was funded by debt. Details of the acquisition are as follows:

	US$ million	NZ$ million
Total Assets		
Current Assets	22.8	33.9
Property, Plant and Equipment	2.8	4.2
Other Assets	6.9	10.3
	32.5	48.4
Total Liabilities		
Current Liabilities	(30.6)	(45.6)
Net Current Assets Acquired	1.9	2.8
Brand/Goodwill Intangibles on Acquisition	32.2	48.0
Total Acquisition Cost	**34.1**	**50.8**
Comprised of:		
Consideration Paid	33.0	49.2
Capitalised Professional Fees	1.1	1.6
	34.1	50.8

CAPITAL AND DEPRECIATION

Capital expenditure was as follows:

	2005 NZ$000	2004 NZ$000
Appliances	65,631	43,272
Finance	10,460	1,431

Appliances capital expenditure for the year included $11.0 million invested in plant for the supply of components under the Whirlpool agreement and $4.3 million for DCS.

The Finance Group invested $10.5 million, essentially on the expansion of its premises at East Tamaki, Auckland, to accommodate the Farmers Finance business.

Depreciation charges for the year were:

	2005 NZ$000	2004 NZ$000
Appliances	28,980	26,474
Finance	1,685	1,570

DIVIDEND AND EARNINGS PER SHARE

The Directors have approved a final dividend of 9.0 cents per share for the year ended 31 March 2005, carrying a full imputation credit. This brings the total dividend for the year to 18.0 cents per share. Non-resident shareholders will receive a supplementary dividend of 1.588 cents per share.

The final dividend will be paid on 13 June 2005, with a record date of 3 June 2005 for the NZX and an ex-dividend date of 30 May 2005 for the ASX and 7 June 2005 for the NZX.

Dividend payments per share over the past three years are summarised below. Dividends paid before 14 November 2003 are restated for the share subdivision that occurred on that date.

	Cents Per Share		
	2004/05	**2003/04**	**2002/03**
Interim	9.0	8.8	8.5
Final	9.0	11.5	10.0
Special *	-	21.0	-
Total Dividend	**18.0**	**41.3**	**18.5**
Earnings Per Share	**26.0**	**32.7**	**28.3**

* Followed the sale of the shareholding in Fisher & Paykel Healthcare Corporation Limited.

APPLIANCES

Appliances had a satisfactory trading performance, given unprecedented increases in raw material prices and ongoing intense competition in most markets.

	2005 NZ$000	**2004 NZ$000**
Total Appliances Revenue	914,550	853,311
Operating Profit Before Interest and Taxation	77,223	102,109
Assets Employed	675,720	485,450
Earnings to Sales Operating Margin	8.4%	12.0%

Operating profit before interest and taxation was $77.2 million ($102.1 million) for the year. The operating margin declined from 9.6 per cent in the first half to 7.4 per cent in the second half, resulting in an overall margin for the year of 8.4 per cent, which is still well above the industry average.

The margin erosion in the second half was due to a combination of increased raw material costs, adverse currency effects and a slowdown in production rates, which impacted the recovery of factory overheads. Output levels were adjusted to balance finished goods inventories following the slowdown in the New Zealand and Australian markets.

Overall, finished goods inventory levels are now appropriately balanced.

Global price increases for raw materials such as steel and plastics, which were apparent in the first half of the year, intensified during the second half. Furthermore, additional costs were incurred to achieve the new stringent Minimum Energy Performance Standards (MEPS) which were applied to refrigerators offered for sale in New Zealand and Australia from 1 January 2005.

A combination of price increases and a vigorous cost down programme has helped alleviate the full impact of these cost increases.

Appliances sales volumes grew by 5.9 per cent to exceed 1.26 million units for the year.

Unit sales are summarised as follows:

	Units		
	2005	**Growth %**	**2004**
New Zealand	304,500	(3.9)	316,900
Australia	637,200	(3.2)	658,400
USA	254,000	69.8	149,600
Singapore	11,500	(5.7)	12,200
Europe	17,200	(34.6)	26,300
Rest of World	43,200	29.7	33,300
Total	**1,267,600**	**5.9**	**1,196,700**

New Zealand sales volumes were down by 3.9 per cent due to difficult trading conditions and the impact of changes in distribution. The associated revenue was down by 4.7 per cent in NZD terms.

The reduction in Australian sales volumes was 3.2 per cent in line with a slow down in retail spending. Pricing of refrigerators was heavily discounted ahead of the release of the new MEPS compliant models leading to a 7.1 per cent fall in revenue in AUD terms. Price pressure also remained evident throughout the year.

The USA market continued to expand. At 254,000 units the growth amounted to 69.8 per cent (and a revenue increase of 103.6 per cent in USD terms). Some of this growth (20 percentage points in unit terms and 50.6 percentage points in revenue terms) was due to the acquisition of DCS with its sales of high-end indoor cooking appliances and outdoor grills. The number of retail outlets carrying the "DCS" and "Fisher & Paykel" brands continued to expand. The introduction of the new SmartLoad® dryer and a limited range of refrigerators provided additional opportunities in the market during the year, as did the sales of DishDrawer®

dishwashers to Whirlpool Corporation under the Original Equipment Manufacturing (OEM) arrangement. The USA is now the Company's second largest market and has high growth prospects.

Singapore continued to experience tight trading conditions. Unit sales declined by 5.7 per cent (with an 11.2 per cent decrease in revenue in SGD terms).

The entire European business, including the UK, showed a decline in unit volumes of 34.6 per cent, with 17,200 products sold during the year. Distribution issues are being addressed.

Rest of World unit sales were 43,200 units (33,300 last year), reflecting growth of 29.7 per cent. This was due to the continued development of commercial opportunities in Asia and new markets in the Middle East.

Strategic Alliance

The important strategic alliance with Whirlpool Corporation continued to develop. In addition to the distribution arrangement in New Zealand, Fisher & Paykel Appliances is now responsible for the selling of Whirlpool branded products in Singapore. Supply of DishDrawer® dishwashers to Whirlpool USA commenced during the year. As previously indicated, components will be shipped to Whirlpool under the Component Supply arrangement from late 2005.

FINANCE

	2005 NZ$000	2004 NZ$000
Revenue	124,183	75,243
Operating Profit Before Acquisition Interest, Taxation and Amortisation	38,021	21,032
Operating Profit Before Acquisition Interest and Taxation	30,032	17,690
Finance Receivables	567,367	565,619

The Finance Group performed strongly, with a $38.0 million operating profit before acquisition interest, taxation and amortisation compared with $21.0 million in the previous year. The result for the 2004 year included only five months' trading of the Farmers Finance business.

Growth in instalment credit lending was particularly strong on the Company's Q Card product. The Card's ease of use and innovative product features are available to approximately 400 retailers and a cardholder base of over 80,000 consumers throughout the country. Lending activities on Farmers Card have met expectations, and an increasing number of retail merchants are now accepting this Card.

Significant progress was made during the year on the integration of the Farmers Finance business into the Fisher & Paykel Finance business. Legal separation of the Farmers Finance business from the retail business was completed in July 2004 which enabled the existing securitisation funding programme to be transferred to the Fisher & Paykel Finance Group. All staff and operations are now located on the expanded East Tamaki facility.

Interest rates increased significantly during the year. The impact of these rate increases on borrowing costs was minimised through product repricing, together with effective interest rate risk management strategies and hedging policies. The Finance Group continues to borrow funds from the public at favourable rates due to its reputation in the Debenture Investment markets.

The introduction on 1 April 2005 of the new Credit Contracts & Consumer Finance Act necessitated a significant change to the systems and documentation used by the business. This project was successfully completed on time ensuring that the Company is in full compliance with the requirements of this new legislation.

OUTLOOK

Continued strong growth is expected in the USA through both the Fisher & Paykel and DCS brands. The addition of DCS has accelerated the acceptance of the Fisher & Paykel brand at trade level. Consumer awareness of both brands has increased and planned future promotions will continue to grow this.

The transformation of the DCS manufacturing facility at Huntington Beach, Los Angeles, is on schedule and further substantial improvements will be made over the next year. The business is expected to meet the profit targets as previously advised (US$7.7 million EBIT for the 2005 calendar year).

Notwithstanding some expected further softening in the markets in both Australia and New Zealand, the business is poised for volume growth. The recently announced distribution changes in New Zealand should result in a recovery of volumes in that market. In Australia, planned new model introductions will provide the opportunity to review some prices, but overall, volumes are expected to be lower in line with market conditions.

It is expected that the Appliances business will continue to remain under pressure from high raw material prices and the effects of the appreciated New Zealand dollar. Intense competition, especially in New Zealand and Australia, will limit the opportunities for further general price increases. The continued high value of the New Zealand dollar will have an adverse effect on earnings. Due to its exports, the business has a substantial exposure against the Australian dollar and a growing exposure against the US dollar. Exports to Australia were converted to New Zealand dollars at an average hedged rate of 0.882 (on a net exposure basis) in 2004/05. Approximately 50 percent of Australian dollar net exposures are hedged at an average rate of 0.90 for 2005/06. As US dollar exports now exceed imports, 50 percent of the resulting net exposure has been hedged at an average exchange rate of 0.683 for 2005/06.

The distribution of Whirlpool branded product in Singapore commenced in April and will provide improved growth and benefits of scale for that business.

We have reviewed our distribution model in the United Kingdom and continue to monitor progress in Europe. Steady progress is expected.

We were pleased with our renewed growth in rest of world markets and expect further growth this year.

Capital expenditure for Appliances is expected to be approximately $50 million in the 2005/06 year.

Now that the integration of Farmers Finance is nearly complete, the Finance Group is focussed on receivables growth. Q Card and Farmers Card will be offered to an increased range of merchants and consumers and new personal loan financing products will be launched later this calendar year.

As the business adjusts to the effects of higher raw material prices and currency movements, earnings in the 2005/06 first half are expected to be lower than the previous comparable period. The Directors expect that after tax earnings for the full 2005/06 financial year will be similar to the previous year.



G A Paykel
Chairman
19 May 2005

Fisher & Paykel Appliances Holdings Limited will host a conference call to review the result and to discuss the outlook for the new financial year. Individuals wishing to listen to the webcast, ***to be held today at 1.30 pm NZT; 11.30 am AEST****; can access the event at the Company's website –* ***fisherpaykel.com***

The dial in numbers are:

New Zealand Toll Free	:	***0800 449 118***
Australia Toll Free	:	***1800 555 616***

Statement of Financial Performance Fisher & Paykel Appliances Holdings Limited

For the year ended 31 March 2005

Parent			*Notes*	*Consolidated*	
2004 NZ$000	**2005 NZ$000**			**2005 NZ$000**	2004 NZ$000
76,376	**45,850**	Operating revenue	1	**1,038,733**	938,660
76,361	**45,850**	Operating profit before interest and taxation		**107,255**	129,905
-	**-**	Interest expense	2	**(6,231)**	(7,382)
76,361	**45,850**	Operating profit before taxation	2	**101,024**	122,523
(2,399)	**(6,508)**	Taxation	3	**(32,463)**	(37,217)
73,962	**39,342**	**Profit after taxation**		**68,561**	85,306

The accompanying Accounting Policies and Notes form an integral part of the Financial Statements.

	2005	2004
Earnings per share	**0.26**	**0.33**
Diluted earnings per share	**0.25**	**0.32**

Statement of Financial Position Fisher & Paykel Appliances Holdings Limited

As at 31 March 2005

Parent 2004 NZ$000	Parent 2005 NZ$000		Notes	Consolidated 2005 NZ$000	Appliances Group 2005 NZ$000	Finance Group 2005 NZ$000	Consolidated 2004 NZ$000	Appliances Group 2004 NZ$000	Finance Group 2004 NZ$000
		Assets							
		Current assets							
2	**1**	Cash and bank balances		**31,824**	**3,774**	**28,050**	18,884	2,714	16,170
15	**22**	Debtors and other current assets	4	**134,292**	**127,670**	**6,622**	91,554	80,641	10,913
		Finance receivables	5	**351,451**	**-**	**351,451**	341,041	-	341,041
		Inventories	6	**186,734**	**186,734**		134,418	134,418	
6,662	**3,613**	Taxation	7	**12,523**	**11,535**	**988**	2,144	2,144	-
394,682	**388,116**	Intergroup advances							
401,361	**391,752**	Total current assets		**716,824**	**329,713**	**387,111**	588,041	219,917	368,124
		Non current assets							
		Property plant and equipment	8	**290,545**	**273,988**	**16,557**	252,162	244,360	7,802
158,814	**184,318**	Investments in subsidiaries	11						
		Investment in finance group			**218,291**			227,122	
		Other assets		**3,344**	**2,305**	**1,039**	4,972	3,917	1,055
		Finance receivables	5	**215,916**	**-**	**215,916**	224,578	-	224,578
		Intangible assets	9	**194,049**	**45,402**	**148,647**	157,066		157,066
		Deferred taxation	12	**29,021**	**24,312**	**4,709**	18,909	17,256	1,653
158,814	**184,318**	Total noncurrent assets		**732,875**	**564,298**	**386,868**	657,687	492,655	392,154
560,175	**576,070**	**Total assets**		**1,449,699**	**894,011**	**773,979**	1,245,728	712,572	760,278
		Liabilities							
		Current liabilities							
		Bank overdrafts	13	**7,683**	**7,683**		13,017	13,017	
		Current Borrowings	16	**20,000**	**20,000**				
		Trade creditors		**50,977**	**50,977**		52,252	52,252	
		Provisions	14	**28,848**	**28,848**		25,389	25,389	
		Finance borrowings	15	**493,523**		**493,523**	455,762		455,762
		Taxation	7	**80**	**80**		702	412	290
		Other liabilities	17	**66,858**	**38,852**	**28,006**	53,191	30,505	22,686
-	**-**	Intergroup borrowings							
-	**-**	Total current liabilities		**667,969**	**146,440**	**521,529**	600,313	121,575	478,738
		Term liabilities							
		Term borrowings	16	**157,903**	**157,903**		16,743	16,743	
		Finance borrowings	15	**34,159**		**34,159**	54,418		54,418
		Provisions	14	**13,598**	**13,598**		14,079	14,079	
		Total term liabilities		**205,660**	**171,501**	**34,159**	85,240	30,822	54,418
-	**-**	**Total Liabilities**		**873,629**	**317,941**	**555,688**	685,553	152,397	533,156
		Shareholders' equity							
560,175	**576,070**	Shareholders' equity	18	**576,070**	**576,070**		560,175	560,175	
		Investment in finance group				**218,291**			227,122
560,175	**576,070**	**Total shareholders' equity**		**576,070**	**576,070**		560,175	560,175	
560,175	**576,070**	**Total liabilities and shareholders' equity**		**1,449,699**	**894,011**	**773,979**	1,245,728	712,572	760,278

The accompanying Accounting Policies and Notes form an integral part of the Financial Statements.

On behalf of the Board
Date: 19 May 2005

G.A.Paykel
Chairman

J.H.Bongard
Managing Director and Chief Executive Officer

Statement of Movements in Equity Fisher & Paykel Appliances Holdings Limited

For the year ended 31 March 2005

Parent 2004 NZ$000	Parent **2005 NZ$000**		Note	Consolidated **2005 NZ$000**	Consolidated 2004 NZ$000
575,780	**560,175**	**Shareholders' equity at the beginning of the year**		**560,175**	575,780
4,257	**4,857**	Issue of share capital	18	**4,857**	4,257
4,257	**4,857**			**4,857**	4,257
73,962	**39,342**	Profit after taxation		**68,561**	85,306
(103,969)	**(53,808)**	Dividends	18	**(53,808)**	(103,969)
10,145	**25,504**	Movement in revaluation reserve	18		
		Movement in currency translation reserve	18	**(3,715)**	(1,199)
560,175	**576,070**	**Shareholders' equity at the end of the year**		**576,070**	560,175

The accompanying Accounting Policies and Notes form an integral part of the Financial Statements.

Statement of Cash Flows Fisher & Paykel Appliances Holdings Limited

For the year ended 31 March 2005

Parent 2004 NZ$000	Parent 2005 NZ$000		Notes	Consolidated 2005 NZ$000	Consolidated 2004 NZ$000
		Cash flows from (used in) operating activities			
		Receipts from customers		**884,661**	854,050
		Financing interest and fee receipts		**132,249**	69,199
76,376	**45,850**	Dividends received		**-**	10,184
		Interest received		**352**	564
(1,012)	**(941)**	Payments to suppliers and employees		**(912,303)**	(734,412)
		Taxation paid		**(37,404)**	(31,078)
		Interest paid		**(39,181)**	(28,055)
75,364	**44,909**	Net cash flow from operations	19	**28,374**	140,452
		Cash flows from (used in) investing activities			
		Sale of fixed property, plant and equipment		**2,380**	214
		Principal on loans repaid by customers		**667,234**	442,082
		Purchase of property, plant and equipment		**(76,091)**	(44,703)
		New loans to customers		**(680,137)**	(468,754)
		Acquisition of Dynamic Cooking Systems (DCS)		**(50,820)**	-
		Acquisition of Finance Company		**-**	(189,442)
230,862		Sale of shares in Fisher & Paykel Healthcare		**-**	230,862
-	**-**	Investments other			
230,862	**-**	Net cash flow from (used in) investing activities		**(137,434)**	(29,741)
		Cash flows from (used in) financing activities			
-	**-**	Employee Share Purchase Scheme		**1,267**	(1,917)
		New term borrowings		**163,519**	4,525
		New finance borrowings		**77,172**	49,532
		Repayment of term borrowings		**(1,542)**	(31,861)
		Repayment of finance borrowings		**(60,128)**	(36,902)
4,257	**4,857**	Issue of share capital		**4,857**	4,257
(103,969)	**(53,808)**	Dividends paid		**(53,808)**	(103,969)
(6,612)	**(3,457)**	Supplementary dividends paid to overseas shareholders		**(3,457)**	(6,612)
(199,902)	**7,498**	Intercompany borrowings			
(306,226)	**(44,910)**	Net cash flows from (used in) financing activities		**127,880**	(122,947)
-	**(1)**	Net increase (decrease) in cash		**18,820**	(12,236)
2	**2**	Opening cash		**5,867**	(4,013)
		Cash obtained from acquisition of Company		**(3,867)**	21,457
		Effect of foreign exchange rates		**3,321**	659
2	**1**	Closing cash		**24,141**	5,867
		Reconciliation of closing cash			
2	**1**	Bank		**31,824**	18,884
		Bank overdrafts		**(7,683)**	(13,017)
2	**1**			**24,141**	5,867

The accompanying Accounting Policies and Notes form an integral part of the Financial Statements.

Parent			Consolidated	
2004	**2005**		**2005**	2004
$000	**$000**		**$000**	$000

1 OPERATING REVENUE

Parent 2004 $000	Parent 2005 $000		Consolidated 2005 $000	Consolidated 2004 $000
		Appliances		
		New Zealand	**233,022**	244,219
		Australia	**379,892**	418,860
		USA	**261,115**	139,662
		Singapore	**7,394**	8,766
		Europe	**12,073**	23,554
		Rest of World	**20,744**	17,687
-	**-**	Total Appliances Revenue	**914,240**	852,748
		Finance		
		New Zealand	**124,118**	75,119
76,376	**45,850**	Dividend	**-**	10,184
		Interest	**375**	609
76,376	**45,850**	Total Operating Revenue	**1,038,733**	938,660

Parent 2004 $000	Parent 2005 $000		Consolidated 2005 $000	Consolidated 2004 $000

2 OPERATING PROFIT BEFORE TAXATION

Parent 2004 $000	Parent 2005 $000		Consolidated 2005 $000	Consolidated 2004 $000
76,376	**45,850**	Operating profit before taxation	**101,024**	122,523
		After charging (crediting):		
		Remuneration of auditors:		
		Audit fees paid to auditors of the group	**553**	560
		Other fees paid to auditors of the group		
		- Review of Group Half Year Financial Statements	**30**	30
		- Review of Farmers' Finance acquisition Balance Sheet	**44**	23
		- Audit of Fisher & Paykel Finance Debenture Prospectus	**6**	6
		- Farmers Finance securitisation compliance audit	**33**	-
		- Advice on adopting International Accounting Standards	**101**	70
		- Other	**57**	50
		Donations	**169**	195
		Depreciation:		
		Appliances - Buildings	**2,206**	2,116
		- Leasehold improvements	**129**	100
		- Plant and equipment	**24,265**	22,096
		- Computer software	**2,380**	2,162
		Finance Group - Buildings	**273**	273
		- Plant and equipment	**199**	408
		- Computer software	**1,213**	889
		Amortisation:		
		Appliances - Goodwill	**127**	-
		Finance Group - Goodwill	**2,055**	662
		- Licenses	**5,934**	2,680
		Loss/(gain) on sale of property, plant & equipment	**120**	(333)
		Interest expense:		
		- Term borrowings	**5,153**	5,950
		- Bank overdraft and call borrowings	**1,078**	1,432
		Finance Group - Operating interest	**33,818**	20,394
		Research and development	**11,132**	13,591
		Rental and operating leases	**11,391**	9,658
		Bad debts written off:		
		Appliances	**260**	147
		Finance New Zealand	**6,415**	4,751
		Movement in provision for doubtful debts:		
		Appliances	**335**	134
		Finance New Zealand	**2,274**	(1,374)
394	**507**	Directors' fees	**621**	405

Parent 2004 $000	Parent 2005 $000		Consolidated 2005 $000	Consolidated 2004 $000

3 TAXATION

Parent 2004 $000	Parent 2005 $000		Consolidated 2005 $000	Consolidated 2004 $000
76,361	**45,850**	Operating profit before taxation	**101,024**	122,523
25,199	**15,131**	Taxation at current rate of 33%	**33,338**	40,433
		Adjustments to taxation for:		
(25,204)	**(15,131)**	Fully imputed dividends received	**-**	(3,335)
		Effect of revaluation of Australian assets upon tax consolidation	**(3,663)**	-
(58)	**(48)**	Other non-assessable income	**(408)**	(216)
14	**-**	Non-deductible items	**2,831**	1,354
		Attributed foreign income	**(3)**	-
		Foreign rates other than 33%	**437**	(707)
(49)	**(48)**	Current year's taxation	**32,532**	37,529
2,448	**6,556**	Prior period	**(69)**	(312)
2,399	**6,508**	Income tax expense	**32,463**	37,217
		This is represented by:		
2,399	**6,508**	Current taxation	**30,640**	36,339
		Deferred taxation	**1,823**	878
2,399	**6,508**		**32,463**	37,217

Parent 2004 $000	Parent 2005 $000		Consolidated 2005 $000	Consolidated 2004 $000
		4 DEBTORS AND OTHER CURRENT ASSETS		
		Trade receivables	**119,223**	74,610
		Less provision for doubtful accounts	**(599)**	(524)
			118,624	74,086
15	**22**	Other debtors and prepayments	**15,668**	17,468
15	**22**		**134,292**	91,554

	Parent			Consolidated	
	2004	**2005**		**2005**	2004
	$000	**$000**		**$000**	$000
5	FINANCE RECEIVABLES				
			Receivable within one year	**388,085**	372,574
			Less provision for unearned interest	**(28,258)**	(25,059)
				359,827	347,515
			Less provision for bad and doubtful debts	**(8,376)**	(6,474)
			Net receivables due within one year	**351,451**	341,041
			Receivable beyond one year	**235,739**	243,806
			Less provision for unearned interest	**(14,301)**	(14,078)
				221,438	229,728
			Less provision for bad and doubtful debts	**(5,522)**	(5,150)
			Net receivables due beyond one year	**215,916**	224,578
			Total finance receivables	**567,367**	565,619

Finance receivables comprise advances to customers including advances where interest for the term of the advance is included within finance receivables and advances where interest is charged on a daily basis.

Parent			Consolidated	
2004	**2005**		**2005**	2004
$000	**$000**		**$000**	$000
		6 INVENTORIES		
		Materials	**66,226**	46,114
		Spare parts	**8,593**	6,395
		Finished products	**111,915**	81,909
			186,734	134,418

7 TAXATION

Parent 2004 $000	Parent 2005 $000		Consolidated 2005 $000	Consolidated 2004 $000
2,448	**6,662**	Balance at beginning of year	**1,442**	(169)
(2,399)	**(6,508)**	Total taxation expense in current year	**(30,640)**	(36,339)
6,613	**3,457**	Taxation paid	**40,861**	37,690
	2	Other movements	**780**	260
6,662	**3,613**	Balance at end of year	**12,443**	1,442
		This is represented by:		
		Taxation payable	**(80)**	(702)
6,662	**3,613**	Taxation recoverable	**12,523**	2,144
6,662	**3,613**		**12,443**	1,442

	Parent 2004 $000	Parent 2005 $000		Consolidated 2005 $000	Consolidated 2004 $000
8 PROPERTY PLANT AND EQUIPMENT					
Land				**24,018**	23,224
			*	**24,018**	23,224
Buildings				**107,480**	95,695
Less accumulated depreciation				**7,143**	4,739
			*	**100,337**	90,956
Leasehold improvements				**2,101**	1,422
Less accumulated depreciation				**832**	750
				1,269	672
Plant and equipment				**202,142**	173,383
Less accumulated depreciation				**85,537**	63,996
				116,605	109,387
Computer software				**21,571**	17,984
Less accumulated depreciation				**10,864**	7,779
				10,707	10,205
Capital projects				**37,609**	17,718
				290,545	252,162

* The independent valuation of land and buildings as at 31 March 2005 was $161.031 million.

	Parent		Consolidated	
	2004	**2005**	**2005**	2004
	$000	**$000**	**$000**	$000

9 INTANGIBLE ASSETS

	2005 $000	2004 $000
Goodwill		
Finance		
Balance at beginning of the year	**31,109**	31,771
Adjustment for subsequent changes in fair values ascribed to Farmers Finance acquisition	**6,588**	-
Current year's amortisation	**(2,055)**	(662)
	35,642	31,109
Appliances		
Goodwill arising on acquisition of DCS	**5,303**	-
Current year's amortisation	**(127)**	-
	5,176	-
Balance at end of year	**40,818**	31,109
Comprising		
Goodwill (gross)	**43,662**	31,771
Accumulated amortisation	**(2,844)**	(662)
	40,818	31,109
Brand		
Appliances		
Valuation of DCS brand arising on acquisition of DCS	**40,226**	-
Licenses		
Finance		
Balance at beginning of the year	**125,957**	128,637
Adjustment for subsequent changes in fair values ascribed to Farmers Finance acquisition	**(7,018)**	-
Current year's amortisation	**(5,934)**	(2,680)
Balance at end of year	**113,005**	125,957
Comprising		
Licenses (gross)	**121,619**	128,637
Accumulated amortisation	**(8,614)**	(2,680)
	113,005	125,957
Total Intangible assets	**194,049**	157,066

10 EMPLOYEE SHARE PLANS

Share Purchase Plan

Share purchase loans are made by the Group under the Share Purchase Plans to assist employees with the purchase of fully paid ordinary shares in the company.

Shares are normally issued at a discount of 20% of market price, on terms permitted by the Plans in accordance with section DF7 of the New Zealand Income Tax Act 1994, with no interest being charged on the loans. The qualifying periods between grant and vesting date are 3 years. Dividends paid during the qualifying period on shares allocated to employees under the Plans are paid to the employees. Voting rights on shares under the Plans are exercisable by the employees under their Plans.

As at 31 March 2005 1,208,280 (2004 1,755,116) shares are held by the Plans, being 0.5% (2004 0.7%) of the Group's issued and paid up capital. All shares were allocated to employees, except for 118,904 (2004 52,120). Once vested, an employee participant may elect to transfer the shares into his or her own name, after which the shares are freely transferable.

All shares are allocated to employees at the time of issue, on the condition that should they leave the Company before the qualifying period ends, their shares will be repurchased by the Scheme at the lesser of market price and the price at which the shares were originally allocated to the employee, subject to repayment of the original loan. Any such shares are re-allocated to other employees by the Scheme. The total value of employee loans receivable is $1,627,356 (2004 $2,763,000).

Directors of the Employee Share Purchase Schemes are appointed by the Company.

In addition, Fisher & Paykel Healthcare Corporation Limited, pursuant to the Separation Agreement dated 23 August 2001, administers loans for employee share purchase schemes, established by Fisher & Paykel Industries Limited before the separation, for the benefit of employees of Fisher & Paykel Appliances Holdings Limited.

Share Option Plan

Fisher & Paykel Appliances Holdings Limited has established a Share Option Plan for executives, managers and other selected employees working in the Appliances and Finance businesses. Under the Plan, the Board of Directors may make annual grants of options to plan participants to subscribe for ordinary shares. For options granted in November 2001 and August 2002, the exercise price per share is equal to the market value of a share at or around the date of option grant. For options granted in August 2004, the exercise price per share is recalculated on each anniversary of the grant date and is equal to the higher of the base price at grant date or the recalculated base price. The recalculated base price is calculated by multiplying the last base price by a percentage determined by the Board to represent the Company's cost of capital and reducing the resulting figure by the amount of any net cash dividends paid by the Company.
One third of the options granted pursuant to the Share Option Plan on a particular grant date become exercisable after each of the second, third and fourth anniversaries of the grant date and all unexercised options expire on the fifth anniversary of the grant date. Options also become exercisable if a person (or group of persons acting in concert) acquires more than one-half of the ordinary shares on issue. On leaving employment due to death, serious illness, accident, permanent disablement, redundancy or in other circumstances determined by the Board of Directors the participant or, if applicable, the participant's executor will have one month to exercise all outstanding options.
In the current year Fisher & Paykel Appliances Holdings Limited granted 5,940,000 options to purchase shares under the Share Option Plan (2004 no options granted).

Share Options	Number Granted	Exercise Price	Expiry Date
Options:			
Granted in November 2001	4,192,000	$ 2.305	November 2006
Granted in August 2002	3,740,000	$ 2.525	August 2007
	7,932,000		
Options exercised in prior years	585,376		
Options lapsed in prior years	40,000		
Opening Balance	7,306,624		
Options exercised in current year	2,274,775		
	5,031,849		
Granted in August 2004	5,940,000	$ 4.190 *	August 2009
Closing Balance	10,971,849		

11 INVESTMENTS IN SUBSIDIARIES

Parent		
2004	**2005**	
$000	**$000**	
158,814	**184,318**	Investment in subsidiary companies

The Parent's investment in subsidiaries comprises shares at net asset value. The assets and liabilities attributed to Fisher & Paykel Appliances Holdings Limited are largely owned by the following subsidiaries

	Principal Subsidiaries	Country of Domicile	Interest held by Group 2005	2004	Principal activities
*	AF Investments Limited	NZ	100%	100%	Non Trading Holding Company
*	Fisher & Paykel Appliances Limited	NZ	100%	100%	Manufacture & Distribution of Appliances
	Fisher & Paykel Finance Limited	NZ	100%	100%	Consumer & Commercial Finance
	Consumer Finance Limited	NZ	100%	100%	Consumer Finance
	Equipment Finance Limited	NZ	100%	100%	Commercial Finance
	Retail Financial Services Limited	NZ	100%	100%	Remote Securitisation Vehicle
	Consumer Insurance Services Limited	NZ	100%	100%	Consumer Insurance
	Fisher & Paykel Finance Holdings Limited (formerly Fisher & Paykel Financial Services Limited)	NZ	100%	100%	Holding Company
	Fisher & Paykel Financial Services Limited	NZ	100%		Securitisation Services
	Credit & General Insurance Limited	NZ	100%	100%	Consumer Insurance
*	Fisher & Paykel Production Machinery Limited	NZ	100%	100%	Machinery Manufacturer
	Fisher & Paykel Appliances Employee Share Purchase Trustee Limited	NZ	100%	100%	Employee Share Purchase Plan
*	Fisher & Paykel Australia Holdings Limited	Australia	100%	100%	Non Trading Holding Company
*	Fisher & Paykel Australia Pty Limited	Australia	100%	100%	Distribution of Appliances
*	Fisher & Paykel Manufacturing Pty Limited	Australia	100%	100%	Manufacture of Appliances
	Fisher & Paykel Customer Services Pty Limited	Australia	100%	100%	Servicing of Appliances
	Fisher & Paykel (Singapore) Pte Limited	Singapore	100%	100%	Distribution of Appliances
	Fisher & Paykel Appliances USA Holdings Inc	USA	100%		Non Trading Holding Company
	Fisher & Paykel Appliances Inc	USA	100%	100%	Distribution of Appliances
	Dynamic Cooking Systems Inc (DCS)	USA	100%		Manufacture of Appliances
	Fisher & Paykel Appliances Limited	UK	100%	100%	Europe Representative Office

All subsidiaries have a balance date of 31 March.

* Fisher & Paykel Appliances Holdings Limited together with those above companies marked with an asterisk are the major companies in the Negative Pledge Agreement.

On 8 October 2004, the company acquired all the shares in Dynamic Cooking Systems Inc (DCS), a leading USA manufacturer and distributor of premium cooking appliances. DCS commenced operations in 1987 and is considered one of the leading brands of high-end indoor and outdoor cooking appliances in the United States.

The total consideration paid for DCS was US$33 million (NZ$49.2 million), which was funded by debt.

From 8 October 2004, the operating results of DCS have been included in the Group's statement of financial performance. The financial effect of the acquisition has been summarised below:-

	US$ Million	NZ$ Million
Total Assets		
Current Assets	22.8	33.9
Property, Plant and Equipment	2.8	4.2
Other Assets	6.9	10.3
	32.5	48.4
Total Liabilities		
Current Liabilities	(30.6)	(45.6)
Net Assets Acquired	1.9	2.8
Brand/Goodwill Intangibles on Acquisition	32.2	48.0
Total Acquisition Cost	34.1	50.8
Comprised of:		
Acquistion Consideration	33.0	49.2
Capitalised Professional Fees	1.1	1.6
	34.1	50.8
Contribution to operating profit before interest and taxation from 8 October 2004 to 31 March 2005.	3.0	4.1

On 6 November 2003 the company entered into an agreement with James Pascoe Limited (JPL) whereby a subsidiary of JPL acquired the shares in Farmers Holdings Limited, the ultimate holding company for the Farmers Group. The agreement stipulated that in substance the company acquired the finance and Farmers credit card busineses for a consideration of $188.7 million. On 5 July 2004, the Farmers Group separated into two distinct businesses resulting in JPL operating the Farmers retail chain and the company operating the finance and Farmers credit card businesses.

From 1 November 2003, the operating results of the Finance and Farmers Credit card businesses of the Farmers Group have been included in the Group's statement of financial performance. The financial effect of the acquisition has been summarised below:-

	2004 $ Millions
Total Assets	
Bank Balances	21.5
Investments	0.5
Finance Receivables	294.3
Plant and Equipment	0.2
Other Assets	4.7
	321.2
Total Liabilities	
Borrowings	(279.4)
Insurance and Warranty Provisions	(8.1)
Other Liabilities	(4.7)
Net Assets Acquired	29.0
Goodwill / Intangibles on Acquisition	160.4
Total Acquisition Cost	189.4
Comprised of:	
Acquistion Consideration	188.7
Capitalised Professional Fees	0.7
	189.4
Contribution to operating profit before interest expense on acquisition term borrowings and taxation from 1 November 2003 to 31 March 2004	10.0

Subsequent to acquisition changes were made to the fair values shown above. These have been shown under Note 9 Intangible Assets.

	Parent			Consolidated	
	2004	2005		2005	2004
	$000	$000		$000	$000

12 DEFERRED TAXATION

	Consolidated 2005 $000	Consolidated 2004 $000
Balance at beginning of year:	**18,909**	19,583
Fair value adjustments on purchase of DCS	**9,795**	-
Current year timing differences	**(1,823)**	(878)
Exchange rate variance	**(181)**	(1,215)
Other movements	**2,321**	1,419
Balance at end of year:	**29,021**	18,909

The Group has recognised a deferred tax asset on timing differences which are expected, with virtual certainty, to reverse in future periods. The tax effect of these timing differences is $29.0 million (2004: $18.9 million).

Parent 2004 $000	Parent 2005 $000		Consolidated 2005 $000	Consolidated 2004 $000
		13 BANK OVERDRAFTS		
		Bank overdrafts	**7,683**	13,017

Bank overdrafts in foreign currencies total:

USD	5.42 million	(2004, 5.84 million)
SGD	0.24 million	(2004, 0.58 million)
EURO	0.53 million	(2004, 0.71 million)

Bank overdrafts come under the Negative Pledge Agreement as set out in note 16.

Parent 2004 $000	Parent 2005 $000	14 PROVISIONS	Consolidated 2005 $000	Consolidated 2004 $000
		Warranty		
		Balance at beginning of year - Current	**25,389**	20,388
		- Term	**14,079**	14,058
			39,468	34,446
		Balance on purchase of DCS	**4,773**	-
			44,241	34,446
		Current year provision	**29,173**	31,279
		Warranty expenses incurred	**(30,968)**	(26,257)
		Balance at year end - Current	**28,848**	25,389
		- Term	**13,598**	14,079
			42,446	39,468
		Other		
		Provision established on acquisition of DCS	**4,666**	-
		Provision utilised post acquisition	**(2,311)**	-
		Release of surplus provision	**(2,355)**	-
		Balance at year end	-	-

15 FINANCE BORROWINGS

		Parent 2004 $000	Parent 2005 $000	Consolidated 2005 $000	Consolidated 2004 $000
Secured borrowings					
(a) Debenture stock due for repayment:	(note 1)				
Within one year				**139,952**	120,434
Between one and two years				**18,661**	34,677
Over two years				**8,438**	12,692
				167,051	167,803
The average rate of interest is 6.6% (2004 6.0%).					
(b) Bank borrowings:	(note 1)				
At call				**48,409**	4,901
Within one year				**40,621**	42,322
Between one and two years				**7,060**	-
Over two years				**-**	7,049
				96,090	54,272
The average rate of interest is 7.1% (2004 5.7%).					
(c) Secured advances due for repayment:	(note 2)				
Within one year				**264,541**	288,105
				264,541	288,105
The average rate of interest is 6.9% (2004 5.5%).					
Total secured borrowings				**527,682**	510,180
Total Finance borrowings				**527,682**	510,180
Due within one year				**493,523**	455,762
Due after one year				**34,159**	54,418
				527,682	510,180

Finance borrowings are not guaranteed by Fisher & Paykel Appliances Holdings Limited.

Note

1. Debenture stock on issue is secured by first floating charge over the assets of Fisher & Paykel Finance Limited (FPFL) and charging subsidiaries (the Charging Group). Currently, all subsidiaries of FPFL, except Consumer Insurance Services Limited, are charging subsidiaries. All borrowings made by the issue of debenture stock are in accordance with a Debenture Trust Deed. The Deed includes a number of covenants which must be satisfied.

2. Secured advances are secured by a charge over the assets of the Farmers finance and Farmers credit card businesses.

Parent			Consolidated	
2004	**2005**		**2005**	2004
$000	**$000**		**$000**	$000
		16 BORROWINGS		
		Borrowing facilities due for repayment:		
		Current	**20,000**	-
		One to two years	**157,903**	16,743
		Two to three years	**-**	-
		Term	**157,903**	16,743

These borrowings have been aged in accordance with the facilities' terms. All borrowings are drawn down by way of short term bills at interest rates current at draw down date (weighted average 3.9%, 2004 3.3%).

Borrowings in foreign currencies total A$31.4 million (2004 A$2.0 million) and US$79.0 million (2004 US$6.6 million).

A Negative Pledge Agreement has been executed with a number of the Group's bankers. Major trading subsidiaries operating under a Negative Pledge Agreement together with the parent company are listed in note 11.

	Parent			Consolidated	
	2004	**2005**		**2005**	2004
	$000	**$000**		**$000**	$000
17	OTHER CURRENT LIABILITIES				
			Employee entitlements	**20,964**	20,987
			Other creditors and accruals	**45,894**	32,204
				66,858	53,191

Parent 2004 $000	Parent 2005 $000		Consolidated 2005 $000	Consolidated 2004 $000
		18 SHAREHOLDERS' EQUITY		
		263,822,358 ordinary shares issued and paid up (2004: 261,670,096). No ordinary shares issued and partially paid up (2004: Nil). All ordinary shares rank equally with one vote attaching to each fully paid ordinary share.		
549,353	**553,610**	Share capital brought forward	**553,610**	549,353
4,257	**4,857**	Issue of share capital	**4,857**	4,257
553,610	**558,467**	Share capital carried forward	**558,467**	553,610
(22,241)	**(52,248)**	Retained surplus/(loss) brought forward	**12,707**	31,370
73,962	**39,342**	Profit after taxation	**68,561**	85,306
(103,969)	**(53,808)**	Dividends paid	**(53,808)**	(103,969)
(52,248)	**(66,714)**	Retained surplus/(loss) carried forward	**27,460**	12,707
		RESERVES		
48,668	**58,813**	Reserves brought forward	**(6,142)**	(4,943)
10,145	**25,504**	Movement in revaluation of subsidiaries		
		Movement in currency translation reserves	**(3,715)**	(1,199)
58,813	**84,317**	Reserves carried forward	**(9,857)**	(6,142)
560,175	**576,070**	Total Shareholders' equity	**576,070**	560,175

The dividends were fully imputed. Supplementary dividends of $3,457,000 (2004 $6,612,000) were paid to shareholders nc Tax-resident in New Zealand for which the Group received a foreign investor tax credit entitlement.

Refer to Note 10 for details on Employee Share Plans.

19 CASH FLOW

Reconciliation of group profit to cash flows from operating activities

Parent 2004 $000s	Parent 2005 $000s		Consolidated 2005 $000s	Consolidated 2004 $000s
73,962	**39,342**	Profit after taxation	**68,561**	85,306
		Add/(deduct) non-cash items		
		Depreciation and writedown of property, plant & equipment to recoverable amount	**30,785**	28,044
		Accrued Finance Group interest expense	**46**	(77)
		Accrued interest expense	**948**	(45)
		Movement in provisions	**(9,965)**	10,103
2,448	**3,094**	Movement in deferred tax/future tax benefit	**773**	(842)
		Movement in working capital		
34	**-**	Payables and accruals	**(15,942)**	8,617
13	**(7)**	Debtors and other current assets	**(20,928)**	(3,740)
		Finance receivables	**11,830**	33
		Inventories	**(36,042)**	4,564
		Provision for taxation	**(11,001)**	911
		Amortisation of intangible assets	**8,546**	3,342
	3,457	Supplementary dividend paid	**3,457**	6,612
(1,093)	**(977)**	Internal cashflow from financing activities		
		Foreign currency exchange translation	**(2,694)**	(2,376)
75,364	**44,909**	Net cash flow from operations	**28,374**	140,452

20 INVESTMENT IN FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED

With the separation of Fisher & Paykel Industries Limited the Group retained 19,816,480 shares in Fisher & Paykel Healthcare Corporation Limited (FPHC) at a cost of $11.65 per share, equating to $230,861,992.

On 20 February 2004 the Group sold its entire shareholding in FPHC for $230,861,992.

Parent 2004 $000	Parent 2005 $000		Consolidated 2005 $000	Consolidated 2004 $000
		21 IMPUTATION CREDIT ACCOUNTS		
7,436	**364**	Balance brought forward	**2,844**	17,694
37,618	**22,583**	Imputation credits attached to dividends received	**-**	4,978
		Taxation paid	**26,292**	24,862
(44,690)	**(22,933)**	Imputation credits attached to dividends paid to shareholders	**(22,933)**	(44,690)
364	**14**	Balance carried forward	**6,203**	2,844
		Imputation credits directly and indirectly available to shareholders as at 31 March 2005 are:		
		Parent	**14**	364
		Subsidiaries	**6,189**	2,480
		Balance carried forward	**6,203**	2,844

Parent			Consolidated	
2004	**2005**		**2005**	2004
$000	**$000**		**$000**	$000

22 CONTINGENT LIABILITIES

Periodically the company is a party to litigation including product liability claims. To date such claims have been settled for relatively small monetary amounts which have been expensed or covered by insurance. The directors are unaware of the existence of any claim that would have a material impact on the operations of the company.

	Parent 2004 $000	2005 $000		Consolidated 2005 $000	2004 $000
23	COMMITMENTS				
			Capital expenditure commitments at 31 March 2005		
			Within one year	**4,950**	16,630
			Between two and three years	**3,023**	-
			Total	**7,973**	16,630
			Lease commitments under non-cancellable operating leases:		
			Within one year	**12,769**	9,431
			Between one and two years	**12,721**	7,016
			Between two and three years	**12,325**	5,732
			Between three and four years	**10,697**	5,493
			Between four and five years	**5,975**	5,028
			Over five years	**7,923**	2,782
				62,410	35,482

Operating lease commitments relate mainly to building occupancy leases.

		Consolidated	
		2005	2004
		$000	$000

24 CURRENCY

The following currency conversion rates have been applied at 31 March 2005:

		2005	2004
NZ$1.00 =	USD	**0.7085**	0.6630
	AUD	**0.9195**	0.8720
	GBP	**0.3780**	0.3608
	SGD	**1.1745**	1.1110
	EUR	**0.5487**	0.5340

25 FINANCIAL INSTRUMENTS PARENT COMPANY AND APPLIANCES GROUP

Management policies

The Appliances group is subject to a number of financial risks, which arise as a result of its importing and exporting activities and overseas operations in Australia, USA, Canada and Singapore. The currency risk which the Appliances group is primarily exposed to is the New Zealand dollar against the Australian dollar, United States dollar and the Euro.

To manage and limit the effects of those financial risks, the Board of Directors has approved policy guidelines and authorised the use of various financial instruments. These guidelines are regularly reviewed by the Board. The policies approved, and financial instruments being utilised at balance date, are outlined below:

Currency Trade Risk

It is the Appliances group policy to monitor current and anticipated future foreign currency operating cash flows to determine net exposures, which are hedged with options and forward exchange contracts within prescribed bands up to a maximum period of 24 months.

Major capital expenditure acquisitions in foreign currency are hedged with options and forward exchange contracts.

Currency Balance Sheet Risk

It is the Appliances group policy to hedge the foreign exchange exposure to balance sheet currency translation risk by maximising borrowings in the local currency of the overseas subsidiary.

Currency Earnings Risk

It is the Appliances group policy to hedge the earnings of overseas subsidiaries, where earnings are material and reasonably certain, with options and forward exchange contracts.

Fair value

Estimated fair values of the Appliances group's financial assets and liabilities at 31 March 2005 are as follows:

	2005		2004	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value
	$000	**$000**	$000	$000
Cash at bank	**3,774**	**3,774**	2,714	2,714
ors	**127,670**	**127,670**	80,641	80,641
borrowings and bank overdrafts	**(7,683)**	**(7,683)**	(13,017)	(13,017)
Term borrowings	**(157,903)**	**(157,903)**	(16,743)	(16,743)
Creditors	**(70,655)**	**(70,655)**	(63,365)	(63,365)
Foreign currency forward exchange contracts	**-**	**2,675**	-	587
Foreign currency forward exchange options	**-**	**577**	-	(85)
Interest rate swaps	**-**	**-**	-	-

Estimated fair values of the Parent Company's financial assets and liabilities at 31 March 2005 are as follows:

	2005		2004	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value
	$000	**$000**	$000	$000
Cash at bank	**1**	**1**	2	2
Intergroup advances	**388,116**	**388,116**	394,682	394,682
Debtors	**22**	**22**	15	15

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash at bank, debtors, creditors, call borrowings, bank overdrafts and intergroup advances.
Carrying amounts of these items are equivalent to their fair values.

Term borrowings

Fair value of term borrowings is estimated based on current market interest rates available to the Appliances group for debt of similar maturities.

Foreign currency forward exchange contracts and option agreements

Fair values are estimated based on the quoted market prices of these instruments at balance date.

Interest rate swaps

Fair values are estimated based on the quoted market prices of these instruments at balance date.

alance sheet risk

The Appliances group has entered into foreign currency forward exchange contracts and foreign currency option agreements to manage its exposure to fluctuations in foreign currency exchange rates. These financial instruments are subject to the risk that exchange rates may change subsequent to acquisition.

Notional principal of foreign exchange and option agreements amounts outstanding were as follows:

	2005	2004
	$000	$000
Foreign currency instruments		
Purchase commitments forward exchange contracts	**18,942**	13,830
Sale commitments forward exchange contracts	**61,870**	142,100
Put option agreements sold	**59,018**	14,983
Call option agreements purchased	**75,170**	14,983

Interest rate risk

When considered appropriate the Appliances group enters into interest rate swaps to manage its exposure to fluctuations in floating interest rates. These financial instruments are subject to the risk that interest rates may change subsequent to implementation.

Notional principal or contract amounts outstanding were as follows:

	2005	2004
	$000	$000
Interest rate swaps	**-**	-

Credit Risk

Foreign currency forward exchange contracts, foreign currency option agreements and interest rate swaps have been entered into with trading banks. The Appliances group's exposure to credit risk from these financial instruments is limited because it does not expect nonperformance of the obligations contained therein due to the credit rating of the financial institutions concerned. The Group does not require collateral or other security to support financial instruments.

In the normal course of business, the Appliances group incurs credit risk with trade receivables. The Appliances group has a credit policy which is used to manage this exposure to credit risk. As part of this policy, limits on exposure are monitored on a regular basis. There are no significant concentrations of credit risk.

26 FINANCIAL INSTRUMENTS FINANCE GROUP

Interest rate risk

Interest rate risk is regularly monitored and advice taken on likely trends. The Finance group's general policy is to match interest rate risk. However, this general policy may be varied, with Board approval, when considered appropriate. The policy also requires that interest rate exposures are regularly reported to the Board of Directors.

The interest rate risk profiles have been prepared as at 31 March 2005 on the basis of maturity or contractual repricing, which ever is the earlier.

31 March 2005	Weighted Average Interest Rate	Total $000	0-6 mths $000	7-12 mths $000	13-24 mths $000	25-60 mths $000
Financial assets						
Finance receivables	17.0%	567,367	209,245	142,206	129,548	86,368
Cash at bank	0.0%	11,500	11,500	-	-	-
Money market deposits	6.8%	16,550	16,550			
Securities	7.1%	1,039	-	-	1,039	-
Other current assets	N/A	5,158	5,158	-	-	-
		601,614	242,453	142,206	130,587	86,368
Financial liabilities						
Retail deposits	6.6%	167,051	86,321	53,631	18,661	8,438
Wholesale borrowing	7.0%	360,631	360,631	-	-	-
Other current liabilities	N/A	21,682	21,682	-	-	-
		549,364	468,634	53,631	18,661	8,438
balance sheet gap		52,250	(226,181)	88,575	111,926	77,930
Off-balance sheet financial instruments		-	126,681	(95,670)	(31,011)	-
Net effective interest rate gap		52,250	(99,500)	(7,095)	80,915	77,930

31 March 2004	Weighted Average Interest Rate	Total $000	0-6 mths $000	7-12 mths $000	13-24 mths $000	25-60 mths $000
Financial assets						
Finance receivables	16.5%	565,619	182,316	158,725	136,659	87,919
Cash at bank	0.0%	16,170	16,170	-	-	-
Securities	6.0%	1,055	-	-	-	1,055
Other current assets	N/A	10,913	10,913	-	-	-
		593,757	209,399	158,725	136,659	88,974
Financial liabilities						
Retail deposits	6.0%	167,803	90,670	29,764	34,677	12,692
Wholesale borrowing	5.5%	342,377	342,377	-	-	-
Other current liabilities	N/A	19,284	19,284	-	-	-
		529,464	452,331	29,764	34,677	12,692
balance sheet gap		64,293	(242,932)	128,961	101,982	76,282
Off-balance sheet financial instruments		-	156,926	(45,761)	(111,165)	-
Net effective interest rate gap		64,293	(86,006)	83,200	(9,183)	76,282

Liquidity risk

Liquidity risk arises from the mismatch of the maturity of financial assets and liabilities including settlement characteristics of activities that do not give rise to assets or liabilities requiring disclosure in the statement of financial position. Policies are established by the Finance group to ensure all obligations are met within a timely and cost effective manner, and prudential policies are regularly monitored. The Finance group's diversified range of funding sources together with undrawn committed funding lines underpin the liquidity of the Finance group.

Credit Risk

Interest rate swaps have been entered into with trading banks. The Finance group's exposure to credit risk from these financial instruments is limited because it does not expect non performance of the obligations contained therein due to the credit rating of the financial institutions concerned. The Finance group does not require collateral or other security to support financial instruments.

In the normal course of business, the Finance group incurs credit risk from advances made to its customers which are classified as Finance Receivables. The Finance group has a credit policy which is used to manage exposure to credit risk. As part of this policy, exposures are reviewed on a regular basis.

The total amounts receivable of $567.4 million as at 31 March 2005 (2004 $565.6 million) includes advances to retailers secured by taking an assignment over the individual finance receivable agreements.

Fair value

Estimated fair values of the Finance group's financial assets and liabilities at 31st March 2005 are as follows:

	2005		2004	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value
	$000	**$000**	$000	$000
Finance Receivables	**567,367**	**563,533**	565,619	566,529
Securities	**1,039**	**1,044**	1,055	1,080
Cash at bank	**11,856**	**11,856**	16,170	16,170
Money Market deposits	**16,550**	**16,550**	-	-
Debtors	**4,798**	**4,798**	10,913	10,913
Finance Borrowings	**(528,038)**	**(527,785)**	(510,180)	(510,538)
Other current liabilities	**(28,006)**	**(28,006)**	(22,686)	(22,686)
Interest rate swaps	**-**	**896**	-	(294)

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Debtors, creditors and bank overdraft

Carrying amounts of these items are equivalent to their fair values.

Finance Receivables and securities

Fair value of the Finance group's receivables and securities is estimated based upon current market interest rates available to the Finance group for receivables and securities of similar maturities.

Finance Borrowings

Fair value of the Finance group's finance borrowings is estimated based on current market interest rates (including margin) available to the Finance group for debt of similar maturities.

[illegible]est rate swaps

[illegible] values are estimated based on the quoted market prices of these instruments at balance date.

Off balance sheet risk

Interest rate swaps have been entered into in order to manage the Finance group's interest rate exposures. These financial instruments are subject to the risk that interest rates may change subsequent to acquisition.

All interest rate swaps at 31 March 2005 were entered into to hedge borrowings outstanding. Notional principal or contract amounts outstanding were as follows:

	2005	2004
	$000	$000
Interest rate swaps	**257,116**	197,200

27 RELATED PARTY INFORMATION

On 23 August 2001, Fisher & Paykel Appliances Holdings Limited (FPAH) entered into a separation arrangement with Fisher & Paykel Industries Limited (now Fisher & Paykel Healthcare Corporation Limited), to retain 19.4% of the ordinary shares in Fisher & Paykel Healthcare Corporation (FPHC) following separation. The separation arrangement agreement provided, among other things that;

Any asset or liability held by FPHC after the effective date of the separation that was properly attributable to FPAH, or any asset or liability held by FPAH that was properly attributable to FPHC, was to be transferred and assigned or novated to FPHC or FPAH as the case might be;

Assets or liabilities for which no proper attribution could be determined were to be attributed to each of FPHC and FPAH pro rata, in proportion to the respective values attributed to FPHC and FPAH as of the date of the separation arrangement agreement, unless each agreed to a different allocation;

FPAH and FPHC have agreed to ongoing sharing and co-operation arrangements concerning matters including the use of the name "Fisher & Paykel", land owned by FPHC to which FPAH require limited access, joint procurement, including product liability insurance arrangements, the sharing of technological developments in prescribed circumstances, the use of the domain names "fisherpaykel.com" and "fisher&paykel.com", FPHC continuing to administer loans under existing employee share schemes, allowing FPHC to use two patents owned by FPAH, the retention of records and access to corporate information;

FPAH and FPHC would use their best endeavours to distinguish their respective businesses from each other; and

FPHC would indemnify FPAH for all losses, damages, liabilities, claims, costs and expenses that may be incurred by FPAH after the effective date of the separation relating to the healthcare business as carried on by Fisher & Paykel Industries Limited prior to the effective date of the separation and by FPAH after the effective date of the separation. FPAH would similarly indemnify FPHC in relation to the operation of the appliances and finance businesses.

Any claims made against FPAH that are properly attributable, in accordance with the separation arrangement agreement, to FPHC would require FPAH to exercise its rights under the separation arrangement agreement to obtain payment or indemnification from FPHC. No claims have been made to date.

On 20 February 2004, the Group sold its entire shareholding in FPHC.

As part of the sale arrangements, FPAH provided a customary form indemnity to FPHC. Because FPAH and FPHC were related parties at the time the indemnity was given, the amount payable under the indemnity by FPAH was required to be capped at the maximum amount permitted by New Zealand Exchange (NZX) Listing Rules without shareholder approval.

FPAH and FPHC agreed to apply to NZX for a waiver from the Listing Rules to enable the indemnity not to be limited in this manner, given shareholder approval is not ordinarily required for indemnities of this nature. NZX granted a waiver from Listing Rule 9.2.1 (Related Party Transactions) in respect of the indemnity. The conditions attached to the NZX's waiver were as follows:

(a) the waiver and its conditions were announced to the market; and

(b) the waiver was disclosed in FPAH's annual reports for the periods in which the agreement is in force, including a summary of the indemnity.

The waiver and its conditions were announced to the market on 7 April 2004.

On 12 July 2004 Fisher & Paykel Finance Limited purchased 5368m2 of land from Fisher & Paykel Healthcare Properties Limited, a subsidiary of Fisher & Paykel Healthcare Corporation Limited, which has two directors in common with the Company. The consideration for the sale, $860,000, was determined on an arm's length basis.

28 SEGMENTS

The Group's principal activities are the manufacture and sale of household appliances with the major markets being Australia, New Zealand and the United States, and financial services in New Zealand.

Industry Segments

2005	Appliances	Finance	Investments	Consolidated operations
	$000	$000	$000	$000
Operating revenue	914,550	124,183	-	1,038,733
Operating profit before interest, taxation and amortisation	77,350	38,021	-	115,371
Operating profit before interest and taxation	77,223	30,032	-	107,255
Depreciation	(28,980)	(1,685)	-	(30,665)
Capital expenditure	65,631	10,460	-	76,091
Total assets	675,720	773,979	-	1,449,699

2004	Appliances	Finance	Investments	Consolidated operations
	$000	$000	$000	$000
Operating revenue	853,311	75,243	10,106	938,660
Operating profit before interest, taxation and amortisation	102,109	21,032	10,106	133,247
Operating profit before interest and taxation	102,109	17,690	10,106	129,905
Depreciation	(26,474)	(1,570)	-	(28,044)
Capital expenditure	43,272	1,431	-	44,703
Total assets	485,450	760,278	-	1,245,728

29 EMPLOYEE REMUNERATION

The Appliances group operates in a number of countries where remuneration market levels differ widely. During the year, the number of employees or former employees, not being directors of Fisher & Paykel Appliances Holdings Limited received remuneration and the value of other benefits that exceeded $100,000 as follows:

Remuneration	Number of employees		Remuneration	Number of employees	
$	**2005**	2004	$	**2005**	2004
100,000 – 110,000	**49**	36	280,001 – 290,000	**5**	1
110,001 – 120,000	**31**	21	290,001 – 300,000	**-**	2
120,001 – 130,000	**15**	22	300,001 – 310,000	**1**	3
130,000 - 140,000	**19**	15	310,001 – 320,000	**-**	3
140,001 – 150,000	**16**	12	320,001 – 330,000	**1**	1
150,001 – 160,000	**8**	9	330,001 – 340,000	**-**	1
160,001 – 170,000	**10**	6	340,001 – 350,000	**3**	-
170,001 – 180,000	**4**	6	350,001 – 360,000	**1**	-
180,001 – 190,000	**4**	6	380,001 – 390,000	**2**	-
190,001 – 200,000	**7**	8	400,001 – 410,000	**1**	1
200,001 – 210,000	**1**	1	410,001 – 420,000	**1**	-
210,001 – 220,000	**3**	5	420,001 – 430,000	**-**	1
220,001 – 230,000	**-**	3	430,001 – 440,000	**-**	1
240,001 – 250,000	**1**	1	480,001 – 490,000	**1**	-
250,001 – 260,000	**5**	1	510,001 – 520,000	**-**	1
260,001 – 270,000	**2**	-	630,001 – 640,000	**1**	-
270,001 – 280,000	**1**	4			

SUMMARY OF
PRELIMINARY FULL YEAR REPORT ANNOUNCEMENT
FOR DUAL NZSX/ASX LISTED ISSUERS

Name of Listed Issuer: FISHER & PAYKEL APPLIANCES HOLDINGS LIMITED

For Year Ended: 31 MARCH 2005

This report has been prepared in a manner which complies with generally accepted accounting practice and gives a true and fair view of the matters to which the report relates and is based on audited accounts.

	Consolidated Operating Statement		
	Current Year NZ$'000	* Up/Down %	Previous Corresponding Year NZ$'000
Total operating revenue	1,038,733	10.7%	938,660
Operating Surplus (Deficit) before unusual items and tax	101,024	-17.5%	122,523
Unusual items for separate disclosure	-		-
Operating *Surplus (Deficit) before tax	101,024	-17.5%	122,523
Less tax on operating profit	32,463	-12.8%	37,217
Operating *Surplus (Deficit) after tax but before minority interests	68,561	-19.6%	85,306
Less minority interests	-		-
Equity earnings	-		-
Operating *Surplus (Deficit) after tax attributable to members of Listed Issuer	68,561	-19.6%	85,306
Extraordinary items after tax attributable to Members of the Listed Issuer	-		-
Operating Surplus (Deficit) and extraordinary items after tax attributable to Members of the Listed Issuer	68,561	-19.6%	85,306

Earnings per share	26cps	-21.2%	33cps

Final Dividend	9cps	-21.7%	11.5cps
Record Date	3 June 05		
Date Payable	13 June 05		
Imputation tax credit on latest dividend	49.25373%		

Short details of any bonus or rights issue or other item(s) of importance not previously released to the market:

Nil

APPENDIX I (Rule 10.4)

PRELIMINARY FULL YEAR REPORT ANNOUNCEMENT

FISHER & PAYKEL APPLIANCES HOLDINGS LIMITED

(Name of Listed Issuer)

For *Full Year Ended 31/03/05 (Date) 19/5/05

(referred to in this Report as the 'Current Full Year')

Preliminary full year report on consolidated results (including the results for the previous corresponding full year) in accordance with Listing Rule 10.4.2.

This report has been prepared in a manner which complies with generally accepted accounting practice and audite gives a true and fair view of the matters to which the report relates [see Note (X) attached and is based on auditor is to be attached.

The Listed Issuer has a formally constituted Audit Committee of the Board of Directors.

		CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE		
		Current *Full Year NZ$'000	*Up/Down %	Previous Corresponding *Full Year NZ$'000
1	**CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE**			
1.1	**OPERATING REVENUE**			
(a)	Trading Revenue	1,038,358	11.9%	927,867
(b)	Other Revenue	375	-96.5%	10,793
(c)	Total Operating Revenue	1,038,733	10.7%	938,660
1.2	**OPERATING *SURPLUS (DEFICIT) BEFORE TAXATION**	101,024	-17.5%	122,523
(a)	Less tax on Operating result	32,463	-12.8%	37,217
1.3	**OPERATING *SURPLUS AFTER TAX**	68,561	-19.6%	85,306
(a)	Extraordinary Items after Tax [detail in Item 3]	-		-
(b)	Unrealised net change in value of investment properties	-		-
1.4	**NET * SURPLUS (DEFICIT) FOR THE PERIOD**	68,561	-19.6%	85,306
(a)	Net Surplus (Deficit) attibutable to members	-		-
1.5	**NET * SURPLUS (DEFICIT) ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUER**	68,561	-19.6%	85,306

		CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE	
		Current *Full Year NZ$'000	Previous Corresponding *Full Year NZ$'000
2	**DETAILS OF SPECIFIC RECEIPTS/OUTLAYS, REVENUES/EXPENSES FOR FULL YEAR**		
2.1	**INCLUDED IN CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE**		
(a)	Interest revenue included in Item 1.1(b)	375	609
(b)	# Unusual items for separate disclosure (detail - item 3)	-	-
(c)	Equity earnings [detail - item 16]	-	-
(d)	Interest expense included in Item 1.2 (included all forms of interest, etc)	40,049	27,776
(e)	Leasing and Renting expenses	11,391	9,658
(f)	*Depreciation*	30,665	28,044
(g)	Diminution in the value of assets (other than depreciation)	-	-
(h)	Amortisation of Goodwill	2,182	662
(i)	Amortisation of other intangible assets	5,934	2,680
(j)	Impairment of goodwill	-	-
(k)	Impairment of other intangible assets	-	-
2.2	**SUPPLEMENTARY ITEMS**		
(a)	# Interest costs excluded from item 2.1(d) and capitalised	-	-
(b)	# Outlays (other than those arising from the acquisition of an existing business) capitalised in intangibles	-	-
(c)	Unrecognised differences between the carrying value and market value of publicly traded investments	-	-

Items marked in this way need ne shown only where their inclusion as revenue or exclusion from expenses has had a material effect on reported *surplus (deficit)

	GROUP - CURRENT *FULL YEAR	
	Operating Revenue NZ$'000	Operating Surplus NZ$'000
3 DISCONTINUED, UNUSUAL (INCLUDING NON RECURRING), AND EXTRAORDINARY ITEMS OF THE GROUP		
DETAILS AND COMMENTS		
Discontinued Activities		
(Disclose Operating Revenue and Operating Surplus)		
TOTAL DISCONTINUED ACTIVITIES	-	-
Material Unusual (including Non Recurring) Items (included in 1.2)		
Description		
TOTAL MATERIAL NON RECURRING ITEMS	-	-
Extraordinary Items (Ref. Item 1.3(a))		
Description		
TOTAL EXTRAORDINARY ITEMS	-	-

	STATEMENT OF MOVEMENTS IN EQUITY	
	Operating Revenue NZ$'000	Operating Surplus NZ$'000
4 STATEMENTS OF MOVEMENTS IN EQUITY		
4.1 * NET SURPLUS (DEFICIT) ATTRIBUTABLE TO MEMBERS OF LISTED ISSUER	68,561	85,306
(a) *Net Surplus (Deficit attributable to miniroty interest	-	-
4.2 OTHER RECOGNISED REVENUES AND EXPENSES		
(a) Increases (decreases) in Revaluation Reserve	-	-
(b) Currency Translation Differences	(3,715)	(1,199)
(c) Minority interest in other recognised revenue and expenses		
4.3 TOTAL RECOGNISED REVENUES AND EXPENSES	64,846	84,107
4.4 OTHER MOVEMENTS		
(a) Contributions by Owners	4,857	4,257
(b) Distributions to Oweners	(53,808)	(103,969)
(c) Other	-	-
4.5 EQUITY AT BEGINNING OF FULL YEAR	560,175	575,780
4.6 EQUITY AT END OF FULL YEAR	576,070	560,175

5 EARNINGS PER SECURITY

Calculation of basic and fully diluted, EPS in accordance with IAS33: Earnings Per Share

	EARNINGS PER SECURITY	
	Current Full Year NZ cents	Previous Corresponding *Full Year NZ cents
(a) Basic EPS	26	33
(b) Diluted EPS (if materially different from (a)	25	32

6 MATERIAL ACQUISITIONS OF SUBSIDIARIES [see Note (VII) attached]

	Dynamic Cooking Systems	Farmers Finance
(a) Name of subsidiary or group of subsidiaries	Dynamic Cooking Systems	Farmers Finance
(b) Percentage of ownership acquired	100%	100%
(c) Contribution to consolidated net *Surplus (Deficit) (item 1.4)	$ 4,129	3,254
(d) Date from which such contribution has been calculated	8 October 2004	1 November 2003
	$	

7 MATERIAL DISPOSALS OF SUBSIDIARIES [See Note (VII) attached]

(a) Name of subsidiary or group of subsidiaries	N.A.	N.A.
(b) Contribution of subsidiaries to consolidated net *Surplus (Deficit) (item 1.4)	$	
(c) Date to which such contribution has been calculated		
(d) Contribution to consolidated net *Surplus (Deficit) (item 1.4) for the previous corresponding Full Year	$	
(e) Contribution to consolidated net *surplus (deficit) (item 1.4) from sale of subsidiary	$	

8 REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS

Information on the industry and geographical segments of the Listed Issuer is to be reported for the *full year in accordance with the provisions of SSAP:23: Financial Reporting for Segments. Because of the differing nature and extent of segments among Listed Issuers, no complete proforma is provided, and the segment information should be completed separately and attached to this report. However, the following shows a suitable list of items for presentation and indicates which amounts should agree with items included elsewhere in the *full year report

SEGMENTS

Industry

Operating revenue:

Sales to customers outside the group

Intersegment sales

Unallocated revenue — Refer Attached

Total revenue [consolidated total equal to Item 1.1(c) above]

Segment result

Unallocated expenses

Operating surplus (Deficit) after tax [Item 1.3]

Segment assets

Unallocated assets

Total assets [Equal to Item 9.3]

Geographical

Operating revenue:

Sales to customers outside the group

Intersegment sales

Unallocated revenue — Refer Attached

Total revenue [consolidated total equal to Item 1.1(c) above]

Segment result

Unallocated expenses

Operating surplus (Deficit) after tax [Item 1.3]

Segment assets

Unallocated assets

Total assets [Equal to Item 9.3]

[Note (VIII) attached has particular relevance for the Preparation of this statement]

		CONSOLIDATED STATEMENT OF FINANCIAL POSITION		
		At end of *Current* * Full Year NZ$'000	As shown in *last* Annual Report NZ$'000	As shown in *last Half* Yearly Report NZ$'000
9	**CURRENT ASSETS:**			
(a)	Cash	31,824	18,884	
(b)	Trade Receivables	134,292	91,554	
(c)	Investments (Finance Receivables)	351,451	341,041	
(d)	Inventories	186,734	134,418	
(e)	Other assets, current	12,523	2,144	
	TOTAL CURRENT ASSETS	716,824	588,041	-
9.1	**NON-CURRENT ASSETS**			
(a)	Finance Receivables	215,916	224,578	
(b)	Investments	-	-	
(c)	Inventories	-	-	
(d)	Property, plant and equipment	290,545	252,162	
(e)	Goodwill	40,818	31,109	
(f)	Deferred Taxation Assets	29,021	18,909	
(g)	Other Intangible Assets	153,231	125,957	
(h)	Other assets, non current	3,344	4,972	
9.2	**TOTAL NON-CURRENT ASSETS**	732,875	657,687	-
9.3	**TOTAL ASSETS**	1,449,699	1,245,728	-
9.4	**CURRENT LIABILITIES:**			
(a)	Trade Creditors	96,871	84,456	
(b)	Income in advance, current	-	-	
(c)	Secured Loans	493,523	455,762	
(d)	Unsecured Loans	27,683	13,017	
(e)	Provision, current	28,848	25,389	
(f)	Other Liabilities, current	21,044	21,689	
	TOTAL CURRENT LIABILITIES	667,969	600,313	-
9.5	**NON-CURRENT LIABILITIES**			
(a)	Accounts payable, non-current	-	-	
(b)	Secured Loans	34,159	54,418	
(c)	Unsecured Loans	157,903	16,743	
(d)	Provisions, non-current	13,598	14,079	
(e)	Deferred Taxation Liabilty, non-current	-	-	
(f)	Other Liabilities, non-current	-	-	
9.6	**TOTAL NON-CURRENT LIABILITIES**	205,660	85,240	-
9.7	**TOTAL LIABILITIES**	873,629	685,553	-
9.8	**NET ASSETS**	576,070	560,175	-
9.9	**SHAREHOLDERS' EQUITY**			
(a)	Share capital (optional)	558,467	553,610	
(b)	Reserves (optional) (i) Revaluation reserve			
	(ii) Other reserves	(9,857)	(6,142)	
(c)	Retained *surplus (accumulated deficit) (optional)	27,460	12,707	
9.10	**SHAREHOLDERS' EQUITY ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUER**	576,070	560,175	-
(a)	Minority equity interests in subsidiaries			
9.11	**TOTAL SHAREHOLDERS' EQUITY**	576,070	560,175	-
(a)	Returns on Assets (%) (EBIT divided by Total Assets_	7.4%	10.4%	
(b)	Return on Equity (%) (Net Income divided by Shareholders Equity)	11.9%	15.2%	
(c)	Debt to Equity Ratio (5) (Total Liabilities divided by Shareholders Equity)	1.5	1.2	

	CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE FULL YEAR	
(See Note (IX) attached)	Current *Full Year NZ$'000	Previous Corresponding *Full Year NZ$'000
10 CASH FLOWS RELATING TO OPERATING ACTIVITIES		
(a) Receipts from Customers	884,661	854,050
(b) Interest Received	132,601	69,763
(c) Dividends Received	-	10,184
(d) Payments to Suppliers and Employees	(912,303)	(734,412)
(e) Interest Paid	(39,181)	(28,055)
(f) Income Taxes Paid	(37,404)	(31,078)
(g) Other		
NET OPERATING CASH FLOWS	28,374	140,452
11 CASH FLOWS RELATING TO INVESTING ACTIVITIES		
(a) Cash proceeds from sale of property, plant and equipment	2,380	214
(b) Cash proceeds from sale of equity investments	-	-
(c) Loans repaid by other entities	667,234	442,082
(d) Cash paid for purchases of property, plant and equipment	(76,091)	(44,703)
(e) Interest paid - capitalised	-	-
(f) Cash paid for purchases of equity investments	-	-
(g) Loans to other entities	(680,137)	(468,754)
(h) Other	(50,820)	41,420
NET INVESTING CASH FLOWS	(137,434)	(29,741)
[See Note (IX) attached]		
12 CASH FLOWS RELATED TO FINANCING ACTIVITIES		
(a) Cash proceeds from issues of shares, options, etc.	1,267	(1,917)
(b) Borrowings	240,691	54,057
(c) Repayment of borrowings	(61,670)	(68,763)
(d) Dividends paid	(53,808)	(103,969)
(e) Other cashflows relating to financing activities	1,400	(2,355)
NET FINANCING CASH FLOWS	127,880	(122,947)
[See Note (IX) attached]		
13 NET INCREASE (DECREASE) IN CASH HELD	18,820	(12,236)
(a) Cash at beginning of *full year	5,867	(4,013)
Cash obtained from acquisition	(3,867)	21,457
(b) Exchange rate adjustments to Item 12.3(a) above	3,321	659
(c) CASH AT END OF FULL YEAR	24,141	5,867

14 NON-CASH FINANCING AND INVESTING ACTIVITIES

Provide details of financing and investing transactions which have had a material effect on group assets and liabilities but did not involve cash flows.

Nil

15 RECONCILIATION OF CASH

For the purposes of the above Statement of Cash Flows, Cash includes

Cash at the end of the *full year as shown in the statement of cash flows is reconciled to the related items in the financial statements as follows

	Current *Full Year NZ$'000	Previous Corresponding *Full Year NZ$'000
Cash on Hand and at Bank	31,824	18,884
Deposits at call	-	-
Bank Overdraft	(7,683)	(13,017)
Other (provide details eg. Term Deposits)	-	-
Total = Cash at End of *Full Year [Item 13(c)]	24,141	5,867

16 EQUITY ACCOUNTED ASSOCIATED COMPANIES AND OTHER MATERIAL INTERESTS

Information attributable to the reporting group's share of investments in associates and other material interests to be disclosed by way of separate note below (refer FRS-38 "Accounting for Investments in Associates)

	EQUITY ACCOUNTED EARNINGS FROM ASSOCIATES	
	Current *Full Year NZ$'000	Previous Corresponding *Full Year NZ$'000
16.1 GROUP SHARE OF RESULTS IN ASSOCIATES		
(a) OPERATING *SURPLUS (DEFICIT) BEFORE TAX	-	-
(b) Less tax	-	-
(c) OPERATING *SURPLUS (DEFICIT) AFTER TAX	-	-
(i) Extraordinary items (gross)	-	-
(d) NET *SURPLUS (DEFICIT) AND EXTRAORDINARY ITEMS AFTER TAX	-	-

16.2 MATERIAL INTERESTS IN CORPORATIONS NOT BEING SUBSIDIARIES:

(a) **The group has a material (from group's viewpoint) interest in the following corporations:**

Name	Percentage of ordinary shares held at end of full year		Contribution to net surplus (deficit) (item 1.5)	
Equity Accounted Associates	*Current *Full Year*	*Previous Corresponding *Full Year*	*Current *Full Year NZ$'000*	*Previous Corresponding *Full Year NZ$'000*
			Equity Accounted in current year	
Other Material Interests			**Not Equity Accounted in current year**	
Fisher & Paykel Healthcare Corporation Limited	Nil	Nil	-	10,106

(b) **INVESTMENTS IN ASSOCIATES**

	EQUITY ACCOUNTED INVESTMENTS IN ASSOCIATES	
	Current *Full Year NZ$'000	Previous Corresponding *Full Year NZ$'000
Carrying value of investments in associates at the beginning of the full year	Nil	Nil
Share of changes in associates' post acquisition surplus/ and reserves:		
- Retained surplus		
- Reserves		
Net goodwill amortisation and impairment adjustments in the period		
Less Dividends received in the period		
Equity carrying value of investments at the end of the full year		
Amount of goodwill included in the carrying value at the end of the full year	Nil	Nil

17 ISSUED AND QUOTED SECURITIES AT END OF CURRENT FULL YEAR

Category of Securities	Issued	Number	Quoted	Number	Cents	Paid-Up Value (If not fully paid)
PREFERENCE SHARES:						
# (Description)						
Issued during current *full year		Nil				
ORDINARY SHARES:						
Ordinary Shares as at 31/3/05		263,822,358				
Issued during current full year		2,152,262				
CONVERTIBLE NOTES						
# (Description)						
Issued during current *full year		Nil				
OPTIONS:					Exercise Price	Expiry Date
Issued during current full year				5,940,000	4.19	Aug-09
DEBENTURES - Totals only:						
UNSECURED NOTES - Totals only:						
OTHER SECURITIES						

Description includes rate of dividend or interest and any redemption or conversion rights together with the prices and dates thereof.

18 COMMENTS BY DIRECTORS

If no report in any section, state NIL. |If insufficient space below, provide details in the pages attached to this report

(a) Material factors affecting the revenues and expenses for the current full year

Refer Attached

(b) Significant trends or events since the end of the current full year

Refer Attached

(c) Changes in accounting policies since last Annual Report

Nil

(d) Critical Accounting Policies - Management belives the following to be critical accounting policies That is they are both important to the portrayal of the issuers financial condition and results as they require management to make judgements and estimates about matters they are inherently uncertain

(e) Managements discussion and analysis of financial condition, result, and/or operations (optional) This section should containforward looking statements that should outline where these involved risk and uncertainty

Refer Attached

(f) Other Comments

Refer Attached

19 DIVIDENDS

(a)	Dividend yield as at Balance Date % (Annual dividend per share divided by price per share)	10.3%
(b)	Tax Adjusted Dividend Yield as at Balance Sheet % (Annual net dividend per share divided by price per share)	6.9%

20 ANNUAL MEETING

(a) To be held at Ellerslie Conventon Centre

(b) Date 22 August 2005 Time 2pm

(c) Approximate date of availability of Annual Report 30 June 2005

If this full year report was approved by resolution of the Board of Directors, please indicate date of meeting: 19 May 2005

(signed by) Authorised Officer of Listed Issuer

19 May 2005
(date)

PRELIMINARY FULL YEAR REPORT ANNOUNCEMENT
Appendix 7 of Listing Rules.

TO FAX ++64-4-473-1470

Number of pages including this one (Please provide any other relevant details on additional pages) ☐

Notice of event affecting securities

New Zealand Stock Exchange Listing Rule 7.12.2. For rights, Listing Rules 7.10.9 and 7.10.10
For change to allotment, Listing Rule 7.12.1, a separate advice is required

Full name audited account	FISHER & PAYKEL APPLIANCES HOLDINGS LIMITED
Name of officer authorised to make this notice	M.D. RICHARDSON
Authority for event, e.g. Directors' resolution	DIRECTORS RESOLUTION
Contact phone number	(09) 273 0592
Contact fax number	(09) 273 0609
Date	19 / 05 / 2005

Nature of event
Tick as appropriate

Bonus Issue ☐ If ticked, state whether: Taxable ☐ / Non Taxable ☐ Conversion ☐ Interest ☐ Rights Issue Renouncable ☐
Rights Issue non-renouncable ☐ Capital change ☐ Call ☐ Dividend ☒ If ticked, state whether: Interim ☐ Full Year ☒ Special ☐

EXISTING securities affected by this *If more than one security is affected by the event, use a separate form*

Description of the class of securities	ORDINARY SHARES
ISIN	NZFPAE0001S2

If unknown, contact NZSE

Details of securities issued pursuant to this event *If more than one class of security is to be issued, use a separate form for each class*

Description of the class of securities ☐ *ISIN* ☐
If unknown, contact NZSE

Number of Securities to be issued following event ☐ *Minimum Entitlement* ☐ *Ratio, e.g ① for ②* ☐ *for* ☐

Conversion, Maturity, Call Payable or Exercise Date ☐ *Enter N/A if not applicable*

Treatment of Fractions ☐

Tick if pari passu ☐ *OR provide an explanation of the ranking* ☐

Strike price per security for any issue in lieu or date Strike Price available. ☐

Monies Associated with Event *Dividend payable, Call payable, Exercise price, Conversion price, Redemption price, Application money.*

In dollars and cents

Amount per security	$0.09000
Source of Payment	Revenue Reserves
Currency	New Zealand Dollars
Total monies	$23,744,012

Supplementary dividend details - Listing Rule 7.12.7

Amount per security in dollars and cents	$0.015882
Date Payable	13 June, 2005

Taxation *Amount per Security in Dollars and cents to six decimal places*

In the case of a taxable bonus issue state strike price	$
Resident Withholding Tax	$ Nil
Credits (Give details)	$0.044325

Timing (Refer Appendix 8 in the Listing Rules)

Record Date 5pm *For calculation of entitlements - must be the last business day of a week*	3 June, 2005
Application Date *Also, Call Payable, Dividend / Interest Payable, Exercise Date, Conversion Date. In the case of applications this must be the last business day of the week.*	13 June, 2005
Notice Date *Entitlement letters, call notices, conversion notices mailed*	
Allotment Date *For the issue of new securities. Must be within 5 business days of record date.*	

OFFICE USE ONLY
Ex Date:
Commence Quoting Rights:
Cease Quoting Rights 5pm:

Security Code:

NZSE
New Zealand